This Draft Registration Statement is confidentially submitted to the U.S. Securities and Exchange
Commission pursuant to Section 106(a) of the Jumpstart Our Business Startups Act of 2012 on
August 13, 2024 and is not being filed publicly under the Securities Act of 1933, as amended.

Registration No. 333-[•]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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Amendment No. 4

To

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

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BrilliA Inc
(Exact name of registrant as specified in its charter)

Not Applicable
(Translation of Registrants name into English)

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Cayman Islands	2300	Not Applicable
(State or Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

220 Orchard Road
Unit 05-01, Midpoint Orchard
Singapore 238852
Tel: +65 6235 3388
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive office)

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Cogency Global Inc.
122 East 42nd Street, 18th Floor
New York, New York 10168
+800-221-0102
(Name, address, including zip code, and telephone number, including area code, of agent for service)

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Copies to:

William S. Rosenstadt, Esq. Mengyi “Jason” Ye, Esq. Yarona Yieh, Esq. Ortoli Rosenstadt LLP 366 Madison Avenue 3rd Floor New York, NY 10017 Telephone: (212) 588-0022	John P. Yung, Esq Daniel B. Eng, Esq. Lewis Brisbois Bisgaard & Smith LLP 45 Fremont Street, Suite 3000 San Francisco, CA 94105 Telephone: (415) 362-2580

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Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The term new or revised financial accounting standard refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The Registrant hereby files this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed or supplemented. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where such an offer or sale is not permitted.

PRELIMINARY PROSPECTUS	Subject to Completion, dated [--], 2024
BrilliA Inc 2,500,000 Class A Shares

This is an initial public offering of our Class A Ordinary Shares, US$0.00005 par value per share (the “Class A Shares”). We are offering, on a firm commitment engagement basis, 2,500,000 Class A Shares. We anticipate that the initial public offering price will be between US$3.00 and US$5.00 per Class A Share.

Prior to this offering, there has been no public market for our Class A Shares. We intend to list our Class A Shares on the NYSE American under the symbol “BRIA”. This offering is contingent upon the listing of our Class A Shares on the NYSE American. There can be no assurance that we will be successful in listing our Class A Shares on the NYSE American or another national securities exchange.

Our authorized share capital (including issued and outstanding shares) consists of 900,000,000 Class A Shares and 100,000,000 Class B ordinary shares of par value US$0.00005 per share (the “Class B Shares”). Each Class A Share is entitled to one (1) vote and each Class B Share is entitled to twenty (20) votes. Also, Class B Shares are not convertible into Class A Shares and vice versa, Class A Shares are not convertible into Class B Shares.

Unless otherwise indicated, all share amounts and per share amounts in this prospectus have been presented giving effect to a forward split of our Class A Shares and Class B Shares at a ratio of 1-for-2 and a surrender of 17,500,000 Class A Shares and 4,375,000 Class B Shares approved by our shareholders and board of directors on August 8, 2024.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Investing in our Class A Shares involves a high degree of risk, including the risk of losing your entire investment. See Risk Factors beginning on page 10 to read about factors you should consider before buying our Class A Shares.

We are an “Emerging Growth Company” and a “Foreign Private Issuer” under applicable U.S. federal securities laws and, as such, are eligible for reduced public company reporting requirements. Please see Implications of Our Being an Emerging Growth Company and Implications of Our Being a Foreign Private Issuer beginning on page 7 of this prospectus for more information.

We are a holding company that is incorporated in the Cayman Islands. As a holding company with no operations, we conduct all our operations through our subsidiaries in the BVI and Indonesia. The Class A Shares offered in this offering are shares of the holding company that is incorporated in the Cayman Islands.

Investors of our Class A Shares should be aware that they do not directly hold equity interests in the BVI and Indonesia operating entities, but rather are purchasing equity solely in BrilliA Inc, which directly owns the equity interest of the BVI subsidiary and indirectly owns the equity interests in the Indonesian subsidiary.

Upon completion of this offering, our issued and outstanding shares will consist of 25,000,000 Class A Shares and 5,625,000 Class B Shares. We will be a controlled company as defined under Section 801(a) of the NYSE American Company Guide because, immediately after the completion of this offering, Mr. Salim, our controlling shareholder, will own approximately 56.8% of our total issued and outstanding Class A Shares and 100% of our total issued and outstanding Class B Shares, representing approximately 92.1% of the total voting power. Under Section 801(a) of the NYSE American Company Guide, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including the requirement that a majority of our directors be independent, as defined in the NYSE American Company Guide, and the requirement that our compensation and nominating and corporate governance committees consist entirely of independent directors. Although we do not intend to rely on the “controlled company” exemption under NYSE American listing rules, we could elect to rely on this exemption in the future. If we elect to rely on the “controlled company” exemption, a majority of the members of our Board of Directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors.

After this offering, Mr. Salim will control shares representing more than 50% of the total voting power of our shares. As a result, this concentrated control may limit or preclude your ability to influence corporate matters for the foreseeable future, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring shareholder approval. In addition, this may have anti-takeover effects and may prevent or discourage unsolicited acquisition proposals or offers for our capital stock that you may feel are in your best interest as one of our shareholders.

Assuming Mr. Salim continues to hold all of his existing Class A Shares as disclosed in the section entitled “Principal Shareholders” on page 90, he will have to maintain 48.5% of Class B Shares to continue to control the outcome of matters submitted to shareholders for approval.

Further issuances of Class B Shares may be dilutive to holders of our Class A Shares. It could have the effect of increasing the overall voting power of Class B Shareholders relative to Class A Shareholders, diluting, and diminishing the influence and control of Class A Shareholders over our company’s affairs.

	Per Share		Total
Initial public offering price(1)	US$	4.00	US$	10,000,000
Underwriting discounts and commissions(2)	US$	0.28	US$	700,000
Proceeds to the Company before expenses(3)	US$	3.72	US$	9,300,000

____________

(1)      Initial public offering price per share is assumed to be US$4.00, being the midpoint of the initial public offering price range. The offering size excludes any shares issued pursuant to the exercise of the over-allotment option.

(2)      We have agreed to pay the underwriters a discount equal to 7% of the gross proceeds of the offering. We have agreed to issue, on the closing date of this offering, warrants to the representative of the underwriters (“Representative’s Warrants”), A.G.P./Alliance Global Partners, to purchase an amount equal to 7.0% of the aggregate number of Class A Shares sold by us in this offering. These Representative’s Warrants will be exercisable on the 180th day after the date of effectiveness of this registration statement at a price equal to 130% of the public offering price of the Class A Shares set forth on the cover page of this prospectus, may be exercised immediately on a cashless basis, and will expire five years from the date of effectiveness of this registration statement. The registration statement of which this prospectus forms a part also covers the issuance of the Representative’s Warrants and Class A Shares issuable thereunder. This table does not include the Representative’s Warrants or expense reimbursements payable to the underwriters. For a description of the other compensation to be received by the underwriters, see “Underwriting” beginning on page 111.

(3)      Excludes fees and expenses payable to the underwriters. The total amount of underwriters’ expenses related to this offering is set forth in the section entitled “Expenses Relating to This Offering” on page 106.

If we complete this offering, net proceeds will be delivered to us on the closing date.

The underwriters expect to deliver the Class A Shares to the purchasers against payment on or about [•], 2024.

You should not assume that the information contained in the registration statement to which this prospectus is a part is accurate as of any date other than the date hereof, regardless of the time of delivery of this prospectus or of any sale of the Class A Shares being registered in the registration statement of which this prospectus forms a part.

No dealer, salesperson or any other person is authorized to give any information or make any representations in connection with this offering other than those contained in this prospectus and, if given or made, the information or representations must not be relied upon as having been authorized by us. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the securities offered by this prospectus, or an offer to sell or a solicitation of an offer to buy any securities by anyone in any jurisdiction in which the offer or solicitation is not authorized or is unlawful.

Sole Book-Running Manager

A.G.P.

The date of this prospectus is [•], 2024.

Until ______, 2024 (the 25th day after the date of this prospectus), all dealers that effect transactions in these Class A Shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

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ABOUT THIS PROSPECTUS

Neither we nor any of the underwriters have authorized anyone to provide you with any information or to make any representations other than as contained in this prospectus or in any related free writing prospectus. Neither we nor the underwriters take responsibility for, and provide no assurance about the reliability of, any information that others may give you. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the securities. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside the United States: Neither we nor the underwriter have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction, other than the United States, where action for that purpose is required. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the Class A Shares and the distribution of this prospectus outside the United States.

We obtained statistical data, market data and other industry data and forecasts used in this prospectus from market research, publicly available information and industry publications. While we believe that the statistical data, industry data, forecasts and market research are reliable, we have not independently verified the data.

PRESENTATION OF FINANCIAL INFORMATION

Basis of Presentation

Unless otherwise indicated, all financial information contained in this prospectus is prepared and presented in accordance with the provisions of the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Certain amounts, percentages and other figures included in this prospectus have been subject to rounding adjustments. Accordingly, amounts, percentages and other figures shown as totals in certain tables or charts may not be the arithmetic aggregation of those that precede them and amounts and figures expressed as percentages in the text may not total 100% or, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

Our financial year ends on 31 March of each year. References in this prospectus to a financial year, such as “financial year 2024”, relate to our financial year ended 31 March of that calendar year.

Financial Information in U.S. Dollars

Our reporting currency is U.S. Dollars. This prospectus also contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of Indonesian Rupiah into U.S. dollars were made at US$1 to IDR15,853 for March 31, 2024 amounts, US$1 to IDR 15,062 for March 31, 2023 amounts and US$1 to IDR14,349 for March 31, 2022 amounts respectively, in accordance with our internal exchange rate. We make no representation that the Indonesian Rupiah or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or Indonesian Rupiah, as the case may be, at any particular rate or at all.

	March 31, 2022	March 31, 2023	March 31, 2024
USD:IDR exchange rate	14,349	15,062	15,853

BrilliA, Bra Pro, BrilliA Singapore and MAP — Group Reorganization

As part of the reorganization, BrilliA was incorporated as a holding company to the entities Bra Pro, BrilliA Singapore and MAP. As BrilliA does not meet the definition of a “business” in accordance with IFRS 3 Business Combinations, the acquisition of a 99.99% equity interest in Bra Pro by BrilliA through a share exchange agreement executed on April 30, 2024, is not considered a business combination under IFRS 3 Business Combinations, but a share-based payment transaction, which will be accounted for in accordance with IFRS 2 Share-based payment. Based on the principle of reverse acquisition accounting by analogy, Bra Pro will be identified as the accounting acquirer, while BrilliA will be identified as the accounting acquiree. Consequently, upon completion of the acquisition, this transaction is accounted for in the consolidated financial statements of the legal parent (i.e. BrilliA) as a continuation of the financial statements of the legal subsidiary (i.e. Bra Pro) based on historical values. No deemed issue of shares by Bra Pro under IFRS 2 and any resulting listing expenses are recognized, as the effective equity interests in Bra Pro and the combined entity (i.e. BrilliA and Bra Pro) held by original shareholder of BrilliA are approximately the same before and after the acquisition. Further details of the reorganization involving BrilliA and Bra Pro, including the respective shareholdings of the shareholders are disclosed under the “History and Corporate Structure” section.

On December 5, 2023, BrilliA Holdings (Singapore) Pte Ltd (“BrilliA Singapore”) was incorporated as an investment holding company, merely to facilitate the indirect acquisition of MAP by BrilliA. Before the reorganization exercise, the sole shareholder of BrilliA Singapore was Mr. Koh Wah Seng Philip. On March 7, 2024, BrilliA Singapore consummated the acquisition of MAP pursuant to a share exchange arrangement in which Messrs. Salim and Nursalim Podiono assigned 99.99% of their shares in MAP to BrilliA Singapore, whereby Messrs. Salim and Nursalim Podiono in turn held 94.65% shares of BrilliA Singapore. On March 18, 2024, Mr. Koh Wah Seng Philip transferred his entire shareholding of 5.35% in BrilliA Singapore to Messrs. Salim and Nursalim, resulting in Messrs. Salim and Nursalim holding 80% and 20% equity interest respectively in BrilliA Singapore. Subsequently, BrilliA acquired a 100% equity interest in BrilliA Singapore through a separate share exchange agreement entered on April 30, 2024. These transactions resulted in BrilliA becoming the parent company of BrilliA Singapore, including its subsidiary, MAP.

The shareholding of Mr. Koh Wah Seng Philip in BrilliA Singapore was deemed transitory to facilitate the acquisition of MAP by BrilliA, whereby the shares were subsequently transferred to Messrs. Salim and Nursalim Podiono. As such, BrilliA, BrilliA Singapore and MAP were deemed to be under common control before and after the reorganization exercise, resulting in the reorganization exercise involving these entities being accounted for by applying the pooling of interest method of accounting and the consolidated financial statements of BrilliA have been accounted for as if the reorganization exercise had occurred from the date when these entities were under common control. Further details of the reorganization involving BrilliA, BrilliA Singapore and MAP, including the respective shareholdings of the shareholders are disclosed in under the “History and Corporate Structure” section.

This prospectus includes:

•        unaudited pro forma financial statements of BrilliA for the two years ended March 31, 2023 and 2024 presented in U.S. dollars (“USD”).

•        audited financial statements of Bra Pro for the two years ended March 31, 2023 and 2024 presented in U.S. dollars (“USD”), which is the functional currency and reporting currency.

•        audited financial statements of MAP for the two years ended March 31, 2023 and 2024 presented in Indonesian Rupiah (“IDR”), which is the functional and reporting currency. And, solely for the convenience of the reader, we are presenting a U.S. dollar convenience translation for the most recent fiscal year using a year-end translation rate of USD1.00 = IDR15,853 on March 31, 2024.

•        There are no historical financial statements of BrilliA for the financial year ended March 31, 2023 and 2024 since the Company is a holding company with no material assets, liabilities, revenues and has conducted no material business operations since its formation on July 14, 2023.

•        There are no historical financial statements of BrilliA Singapore for the financial year ended March 31, 2023 and 2024 since BrilliA Singapore has no material assets, liabilities, revenues and has conducted no material business operations since its formation on December 5, 2023.

MARKET AND INDUSTRY DATA

Certain market data and forecasts used throughout this prospectus were obtained from internal company surveys, market research, consultant surveys, reports of governmental and international agencies and industry publications and surveys including the Grand View Research, Inc., a third-party global research organization, commissioned by our Company. Industry publications and third-party research, surveys and reports generally indicate that their information has been obtained from sources believed to be reliable. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. Our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” in this prospectus.

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SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that relate to our current expectations and views of future events. These forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Industry Overview” and “Business.” These statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, these forward-looking statements can be identified by words or phrases such as “believe”, “plan”, “expect”, “intend”, “should”, “seek”, “estimate”, “will”, “aim” and “anticipate”, or other similar expressions, but these are not the exclusive means of identifying such statements. All statements other than statements of historical facts included in this document, including those regarding future financial position and results, business strategy, plans and objectives of management for future operations (including development plans and dividends) and statements on future industry growth are forward-looking statements. In addition, we and our representatives may from time to time make other oral or written statements which are forward-looking statements, including in our periodic reports that we will file with the SEC, other information sent to our shareholders and other written materials.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Risk Factors” and the following:

•        our business and operating strategies and our various measures to implement such strategies;

•        our operations and business prospects, including development and capital expenditure plans for our existing business;

•        changes in policies, legislation, regulations or practices in the industry and those countries or territories in which we operate that may affect our business operations;

•        our financial condition, results of operations and dividend policy;

•        changes in political and economic conditions and competition in the area in which we operate, including a downturn in the general economy;

•        the regulatory environment and industry outlook in general;

•        future developments in the fashion clothing industry and actions of our competitors;

•        catastrophic losses from man-made or natural disasters, such as fires, floods, windstorms, earthquakes, diseases, epidemics, other adverse weather conditions or natural disasters, war, international or domestic terrorism, civil disturbances and other political or social occurrences;

•        the loss of key personnel and the inability to replace such personnel on a timely basis or on terms acceptable to us;

•        our ability to execute our strategies;

•        changes in the need for capital and the availability of financing and capital to fund those needs;

•        our ability to anticipate and respond to changes in the markets in which we operate, and in client demands, trends and preferences;

•        exchange rate fluctuations, including fluctuations in the exchange rates of currencies that are used in our business;

•        changes in interest rates or rates of inflation; and

•        legal, regulatory and other proceedings arising out of our operations.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results or performance may be materially different from what we expect.

This prospectus contains certain data and information that we obtained from various government and private publications. Statistical data in these publications also include projections based on a number of assumptions. The markets for fashion clothing may not grow at the rate projected by such market data, or at all. Failure of this industry to grow at the projected rate may have a material and adverse effect on our business and the market price of our Class A Shares. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

DEFINITIONS

“Amended and Restated Articles of Association” means the amended and restated articles of association of our Company adopted on August 8, 2024, as amended from time to time. A copy of the Amended and Restated Memorandum of Association and the Amended and Restated Articles of Association are filed as Exhibit 3.1 to our Registration Statement of which this prospectus forms a part.

“Amended and Restated Memorandum and Articles of Association” means our Amended and Restated Memorandum of Association and our Amended and Restated Articles of Association.

“Amended and Restated Memorandum of Association” means the amended and restated memorandum of association of our Company adopted on August 8, 2024 and as supplemented, amended or otherwise modified from time to time.

“ASEAN” means Association of Southeast Asian Nations, including Brunei Darussalam, Burma, Cambodia, Indonesia, Laos, Malaysia, Philippines, Singapore, Thailand, and Vietnam.

“Business Day” means a day (other than a Saturday, Sunday or public holiday in the U.S.) on which licensed in the U.S. are generally open for normal business to the public.

“Bra Pro” or “BP” means Bra Pro Limited, a company incorporated in the BVI on December 14, 2011.

“BrilliA” means BrilliA Inc, an exempted company incorporated in the Cayman Islands on July 14, 2023.

“BrilliA Singapore” means BrilliA Holdings (Singapore) Pte. Ltd., a limited liability company incorporated in Singapore on December 5, 2023.

“BVI” means the British Virgin Islands.

“BVI Companies Act” means the BVI Companies Act, 2004 (as amended).

“Class A Shares” means a class of shares of the Company with a par value of $0.00005 and entitled to one (1) vote per share.

“Class B Shares” means a class of shares of the Company with a par value of $0.00005 and entitled to twenty (20) votes per share.

“Company” or “our Company” means BrilliA Inc, an exempted company incorporated in the Cayman Islands on July 14, 2023 under the Companies Act.

“Companies Act” means the Companies Act (as amended) of the Cayman Islands.

“COVID-19” means the Coronavirus Disease 2019.

“Directors” means the directors of our Company as at the date of this prospectus, unless otherwise stated.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

“Executive Directors” means the executive Directors of our Company as at the date of this prospectus, unless otherwise stated.

“Executive Officers” means the executive officers of our Company as at the date of this prospectus, unless otherwise stated.

“Grand View” means Grand View Research, Inc, a business consulting firm involved in market research, analysis and growth strategy consulting and an Independent Third Party.

“Group,” “our Group,” “we,” “us,” or “our” means our Company and its subsidiaries or any of them, or where the context so requires, in respect of the period before our Company becoming the holding company of its present subsidiaries, such subsidiaries as if they were subsidiaries of our Company at the relevant time or the businesses which have since been acquired or carried on by them or as the case may be their predecessors.

“IDR” or “Rupiah” means Indonesian Rupiah, the lawful currency of Indonesia.

“Independent Directors” means the independent non-executive Directors of our Company as at the date of this prospectus, unless otherwise stated.

“Indonesian Operating Subsidiary” means MAP.

“Independent Third Party” means a person or company who or which is independent of and is not a 5% owner of, does not control and is not controlled by or under common control with any 5% owner and is not the spouse or descendant (by birth or adoption) of any 5% owner of the Company.

“MAP” means PT Mirae Asia Pasifik, a company incorporated in the Indonesia on December 8, 2015.

“Mr. Salim” means Mr. Salim Podiono, our Executive Director, Chairman of the board of directors and shareholder of our Company.

“Mr. Kendrew” means Mr. Kendrew Hartanto, our Chief Executive Officer.

“North America” means the United States of America and Canada.

“Ordinary Shares” means Class A Shares and Class B Shares.

“PRC” means The People’s Republic of China.

“SEC” or “Securities and Exchange Commission” means the United States Securities and Exchange Commission.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“US$” “$” or “USD” or “United States Dollars” means United States dollar(s), the lawful currency of the United States of America.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary may not contain all of the information that may be important to you, and we urge you to read this entire prospectus carefully, including the “Risk Factors,” “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections and our financial statements and notes to those statements, included elsewhere in this prospectus, before deciding to invest in our Class A Shares. This prospectus includes forward-looking statements that involve risks and uncertainties. See “Special Note Regarding Forward-Looking Statements.”

Overview

BrilliA was incorporated on July 14, 2023, in the Cayman Islands. BrilliA is the holding company of (i) Bra Pro, which was incorporated in the British Virgin Islands on December 14, 2011, and, (ii) through its subsidiary BrilliA Singapore, MAP, which was incorporated in Indonesia on December 8, 2015. As of the reorganization on April 30, 2024, both Bra Pro and MAP are direct and indirect subsidiaries of BrilliA.

Bra Pro operates primarily as a sales and marketing entity, focusing on maintaining customers relationships and managing orders for lingerie and apparel from these customers. Based on the preferences of these customers, Bra Pro then directly engages with third-party manufacturers, sourcing materials, and establishing supply contracts with them. Bra Pro’s revenue stream comes from payments made by these customers. Bra Pro is a premier supplier of ladies’ intimate apparel worldwide. Some of the key customers of Bra Pro include Fruit of the Loom Inc, Hanes Brands Inc, Jockey International, Hennes & Mauritz, Canadelle and Li & Fung. MAP serves as Bra Pro’s fulfilment partner, overseeing the execution of Bra Pro’s customers’ orders. MAP’s services entail leading the design and prototyping phases of the lingerie and apparel design based on Bra Pro’s customer’s preferences, and ensuring the quality of products manufactured by third-party manufacturers. Bra Pro compensates MAP for these fulfillment services.”

Over the years, Bra Pro together with MAP, has evolved from operating as an Original Design Manufacturer (“ODM”) into a comprehensive cross border solution provider for ladies’ intimate products, including sourcing the lingerie and apparel raw materials, design, sampling, fitting, production, and logistics management for Bra Pro’s customers. This shared expertise between Bra Pro and MAP enabled their continued success in providing ladies’ intimates to customers.

After this offering, we plan to diversify our Group’s business through the licensed brand, DIANA. We believe that developing the DIANA line of lingerie and other apparel products could provide us with a good opportunity to obtain higher margins from our operations since we will be directly involved in selling the products to customers. Further, it allows us to have more control over the development and design of our products which can be used to reinforce our existing customers’ belief in our design capabilities. Our plans include offering high-quality, fashionable lingerie to customers and expanding our product range to include sleepwear, baby wear, active wear, and period panties. Additionally, we intend to establish boutique retail stores in Indonesia, Singapore, other ASEAN countries and Europe under the DIANA brand, enhancing our direct customer engagement and brand control. Through DIANA, we aim to attain recognition as a lingerie company and retail brand known for exceptional craftsmanship, innovative designs, inclusivity, and ethical practices. Our vision revolves around providing innovative, affordable, high-quality lingerie products that elevate customer satisfaction while fostering opportunities for employee growth.

Our Competitive Strengths

Strong design and sourcing capability.    We have an experienced team of designers focused on designing products that enhance comfort and fit. We have a track record turning a design concept into finished sample within the targeted lead time.

Strong and stable relationship with our customers.    We maintain strong and stable relationships with key customers in the United States of America, Europe and Canada, who notify us of their business needs in advance.

Experienced management team.    Our experienced management team, including Mr. Salim and Mr. Kendrew, who each possesses 30 and 28 years of industry expertise relating to lingerie respectively, enabling us to develop sustainable strategies, anticipate trends and manage risks. Their leadership skills, commitment, and qualifications position us for continued growth and development.

Vertically integrated operation.    Our vertically integrated operation offers one-stop apparel supply chain services, ensuring high-quality, cost-effective solutions. With rapid prototyping, precise production management, and, when we compete in the lingerie and garment industries’ strategic supplier collaborations, we meet tight deadlines, maintain quality, and competitive pricing, without compromising customer expectations.

Our Competitive Weakness

We believe that the following factors are risks and challenges we face:

•        We are dependent on our major customers. Delays, claims, reductions or cancellations of orders from our major customers can adversely affect our financial results.

•        Developing the DIANA brand with limited brand recognition is challenging. Without robust brand awareness, potential customers may gravitate toward more established competitors, hindering our ability to capture market share effectively.

•        Any disruption to the supply of and any increase in the prices of our raw materials could adversely affect our production, turnover and profitability.

Our Growth Strategies

To Develop the DIANA Brand of products and Distribution Channel

We aim to leverage our lingerie manufacturing expertise by developing our own fast-fashion brands, with a primary focus on teenagers. We will target a younger demographic with our marketing, expanding beyond our current predominantly older customer base. We have licensed the DIANA brand from PT Diana Mode Indonesia, in which our controlling shareholder Mr. Salim has a beneficial interest. Our advertising campaign pertaining to the DIANA brand will begin in the fourth quarter of 2024, utilizing various online channels such as our own website, Instagram, and marketplaces, as well as influencers, to increase brand awareness in Southeast Asia and Europe. We believe that developing the DIANA brand and other apparel products could provide us with a great opportunity to obtain higher margins from our operations because not only will we be involved in the design and manufacturing of our products, we will also be directly involved in selling the products to customers. Additionally, we plan to establish retail kiosks at events to offer customers offline access to our products and flagship retail stores in high-traffic locations, providing an immersive brand experience and personalized assistance.

To Develop New Customers through Digital Marketing

We plan to create an accessible e-commerce platform by the fourth quarter of 2024 for a personalized shopping experience and boost brand recognition through social media platforms, influencer partnerships, and online ad campaigns. Our digital marketing strategy encompasses social media marketing, targeted advertisements, and effective search engine marketing and optimization to drive traffic to our website.

Further Develop Design and Development Capabilities.

To meet diverse customer needs, our design and product development team focuses on both simple and intricate designs. This customer-centric approach has been a key strength in swiftly gaining market share and customer trust. We aim to further enhance our design capabilities by keeping our team updated on market trends and recruiting experienced staff who can create appealing and unique product designs. This includes hiring additional designers to expand our design and development capabilities as we enter new markets and strive to increase our market share in existing ones.

Product and Geographical Expansion

We plan to expand our product offerings and enter new segments by leveraging our technology platform and infrastructure. This will involve sourcing quality products and potentially adding more suppliers. Our goal is to capture a larger share of international markets, especially in Europe and Asia, by offering a wider range of products, including sleepwear, activewear, babywear, and period panties.

Expand business and operations through joint ventures, acquisitions and/or strategic alliances

We are committed to expanding our core lingerie business through strategic collaborations and acquisitions in Southeast Asia, maximizing brand growth and financial returns.

Risks and Challenges

Investing in our Class A Shares involves risks. The risks summarized below are qualified by reference to “Risk Factors” beginning on page 10 of this prospectus, which you should carefully consider before deciding to purchase Class A Shares. If any of these risks actually occurs, our business, financial condition or results of operations would likely be materially adversely affected. In such case, the trading price of our Class A Shares would likely decline, and you may lose all or part of your investment.

These risks include but are not limited to the following:

Risks related to Our Business and Industry:

•        We are dependent on our customers, and failure to successfully provide stylish and quality products to our customers may materially and adversely affect our business and results of operations.

•        There could be a potential conflict of interest between our controlling shareholder Mr. Salim and our Company in the future with respect to the license of DIANA brand.

•        Launching the DIANA brand raises risks such as an erosion of trust and reputation with our customers, conflicts of interest with our customers, market fragmentation leading to reduced margins, customer alienation, and innovation stagnation.

•        Our business is subject to supply chain interruptions.

•        We are dependent on third-party manufacturers and raw material suppliers for our lingerie and other apparel products.

•        Bra Pro historically has had substantial customer concentration, with a limited number of customers accounting for a substantial portion of our revenues.

•        Any significant damage to our primary facility could have a material adverse effect on our results of operations.

•        We rely on its ability to design in response to changes our consumers’ preference in a timely manner.

•        Our Company may be unable to successfully implement our business objectives and our expansion plans may not be successful.

•        Our success depends upon our key management personnel.

•        If we are unable to maintain and protect our intellectual property, or if third parties assert that we infringe on their intellectual property rights, our business could suffer.

•        Our business and operations may be affected by our ability to enter into or renew the existing license agreement for the DIANA Brand.

•        Our adversely affected in the event of a re-occurrence of an outbreak of COVID-19 or of another pandemic of similar scale to COVID19. We are exposed to risks arising from fluctuations of foreign currency exchange rates.

•        Our business operations may be subject to seasonality.

•        The effect and impact of the recently enacted Omnibus Law on job creation in Indonesia are not immediately known and subject to ongoing review.

•        Current political and social events in Indonesia may adversely affect our business.

•        Deterioration of political, economic and security conditions in Indonesia may adversely affect our operations and financial results.

•        Terrorist activities in Indonesia could destabilize Indonesia, which would adversely affect our business, financial condition and results of operations, and the market price of our securities.

•        Fluctuations in the value of the Indonesian Rupiah may materially and adversely affect us.

•        Indonesia is vulnerable to natural disasters and events beyond our control, which could adversely affect our business and operating results.

•        We may be affected by uncertainty in the balance of power between local governments and the central government in Indonesia.

Risks related to Our Securities and This Offering:

•        An active trading market for our Class A Shares may not be established or, if established, may not continue and the trading price for our Class A Shares may fluctuate significantly.

•        We may not maintain the listing of our Class A Shares on NYSE American which could limit investors’ ability to make transactions in our Class A Shares and subject us to additional trading restrictions.

•        The trading price of our Class A Shares may be volatile, which could result in substantial losses to investors.

•        We may experience extreme stock price volatility, including any stock-run up, unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Shares.

•        If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our Class A Shares, the market price for our Class A Shares and trading volume could decline.

•        Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our Class A Shares for a return on your investment.

•        The sale or availability for sale of substantial amounts of our Class A Shares could adversely affect their market price.

•        Short selling may drive down the market price of our Class A Shares.

•        Because our public offering price per share is substantially higher than our net tangible book value per share, you will experience immediate and substantial dilution.

•        You must rely on the judgment of our management as to the uses of the net proceeds from this offering, and such uses may not produce income or increase our share prices.

•        If we are classified as a passive foreign investment company, United States taxpayers who own our securities may have adverse United States federal income tax consequences.

•        As a company incorporated in the Cayman Islands, we intend to adopt certain home country practices in relation to corporate governance matters that differ significantly from NYSE American Company guide, namely (i) there will not be a necessity to have regularly scheduled executive sessions with independent Directors; and (ii) there will be no requirement for the Company to obtain shareholder approval prior to an issuance of securities in connection with (a) the acquisition of stock or assets of another company; (b) equity-based compensation of officers, directors, employees or consultants; (c) a change of control; and (d) transactions other than public offerings. These practices may afford less protection to shareholders than they would enjoy if we complied fully with NYSE American corporate governance listing standards.

•        Our controlling shareholder has substantial influence over the Company. Its interests may not be aligned with the interests of our other shareholders, and it could prevent or cause a change of control or other transactions.

•        Our controlling shareholder may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

•        As a “controlled company” under the rules of NYSE American, we may choose to exempt our Company from certain corporate governance requirements that could have an adverse effect on our public shareholders.

•        You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

•        We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

•        We are a foreign private issuer within the meaning of the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

•        We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us.

•        Our management team lacks experience in managing a U.S.-listed public company and complying with laws applicable to such company, the failure of which may adversely affect our business, financial conditions and results of operations.

•        We will incur significantly increased costs and devote substantial management time as a result of the listing of our Class A Shares on the NYSE American.

•        If we fail to maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our Class A Shares may be materially and adversely affected.

•        Certain judgments obtained against us or our auditor by our shareholders may not be enforceable.

•        Further issuances of Class B Shares may result in a dilution of the percentage ownership of the existing holders of Class A Shares as a total proportion of Ordinary Shares in the Company.

•        Our Company intend to grant employee share options and other share-based awards in the future. Our Company will recognize any share-based compensation expenses in our statements of comprehensive loss. Any additional grant of employee share options and other share-based awards in the future may have a material adverse effect on our results of operation.

Corporate Information

We were incorporated in the Cayman Islands on July 14, 2023. Our registered office in the Cayman Islands is at the offices of WB Corporate Services (Cayman) Ltd., of P.O. Box 2775, 71 Fort Street, 3rd Floor, George Town, Grand Cayman KY1-1111, Cayman Islands. Our principal executive office is at 220 Orchard Road Unit 05-01, Midpoint Orchard, Singapore 238852. Our telephone number at this location is +65 6235 3388. Our principal website is www.brilliaincorporated.com. The information contained on our website does not form part of this prospectus. Our agent for service of process in the United States is Cogency Global Inc., 122 E. 42nd Street, 18th Floor, New York, New York 10168.

Because we are incorporated under the laws of the Cayman Islands, you may encounter difficulty protecting your interests as a shareholder, and your ability to protect your rights through the U.S. federal court system may be limited. Please refer to the sections entitled “Risk Factors” and “Enforceability of Civil Liabilities” for more information.

Corporate Structure

Our Company was incorporated in the Cayman Islands on July 14, 2023, under the Companies Act as an exempted company with limited liability. Our authorized share capital is US$50,000 divided into 1,000,000,000 shares, comprising 900,000,000 Class A Shares, par value US$0.00005 per share, and 100,000,000 Class B Shares, par value US$0.00005 per share.

Bra Pro and MAP are our directly and indirectly owned subsidiaries respectively. Bra Pro is our 99.9% owned subsidiary and the remaining 0.1% is owned by Mr. Chua Kok Guan. MAP is our 99.99% indirectly owned subsidiary via BrilliA Singapore incorporated in Singapore and the remaining 0.01% is owned by Mr. Salim. Please refer to the chart in the section entitled Organization Chart herein for a graphical representation of the corporate structure of our Group.

The chart below sets out our corporate structure(1):

____________

(1)      The above corporate structure is the corporate structure of our Group as at the date of this prospectus.

Implications of Our Being a “Controlled Company”

Upon the completion of this offering, we will be a “controlled company” as defined under Section 801(a) of the NYSE American Company Guide because Mr. Salim, our chairman of the board of directors and executive director of the Board, will hold 56.8% and 100% of our total issued and outstanding Class A Shares and Class B Shares, respectively, and will be able to exercise 92.1% of the total voting power of our authorized and issued shares, assuming that the Underwriters do not exercise their over-allotment option. For so long as we remain a “controlled company,” we are permitted to elect not to comply with certain corporate governance requirements. If we rely on these exemptions, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

Implications of Our Being an Emerging Growth Company

As a company with less than US$1.235 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include:

•        being permitted to provide only two financial years of selected financial information (rather than five years) and only two years of audited financial statements (rather than three years), in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure; and

•        an exemption from compliance with the auditor attestation requirement of the Sarbanes-Oxley Act, on the effectiveness of our internal control over financial reporting.

We may take advantage of these reporting exemptions until we are no longer an emerging growth company. We will remain an emerging growth company until the earliest of (1) the last day of the fiscal year in which the fifth anniversary of the completion of this offering occurs, (2) the last day of the fiscal year in which we have total annual gross revenue of at least US$1.235 billion, (3) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which means the market value of our Class A Shares that are held by non-affiliates exceeds US$700.0 million as of the prior March 31, and (4) the date on which we have issued more than US$1.0 billion in non-convertible debt during the prior three-year period. We may choose to take advantage of some, but not all, of the available exemptions. We have included two years of selected financial data in this prospectus in reliance on the first exemption described above. Accordingly, the information contained herein may be different from the information you receive from other public companies in which you hold stock.

Implications of Our Being a Foreign Private Issuer

Upon completion of this offering, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status. Even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

•        the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•        the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•        the rules under the Exchange Act requiring the filing with the Securities and Exchange Commission, or the SEC, of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events.

Both foreign private issuers and emerging growth companies are also exempt from certain more stringent executive compensation disclosure rules. Thus, even if we no longer qualify as an emerging growth company but remain a foreign private issuer, we will continue to be exempt from the more stringent compensation disclosures required of companies that are neither emerging growth companies nor foreign private issuers.

In addition, as a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the corporate governance listing requirements of the NYSE American. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing requirements of the NYSE American. Following this offering, we intend to rely on home country practice to be exempted from certain of the corporate governance requirements of the NYSE American, namely (i) there will not be a necessity to have regularly scheduled executive sessions with independent Directors; and (ii) there will be no requirement for the Company to obtain shareholder approval prior to an issuance of securities in connection with (a) the acquisition of stock or assets of another company; (b) equity-based compensation of officers, directors, employees or consultants; (c) a change of control; and (d) transactions other than public offerings.

Unless otherwise indicated, all share amounts and per share amounts in this prospectus have been presented giving effect to a forward split of our Class A Shares and Class B Shares at a ratio of 1-for-2 and a surrender of 17,500,000 Class A Shares and 4,375,000 Class B Shares approved by our shareholders and board of directors on August 8, 2024.

The Offering

Offering Price	The initial public offering price will be between US$3.00 and US5.00 per Class A Share.
Class A Shares offered by us	2,500,000 Class A Shares (or 2,875,000 Class A Shares if the Underwriters exercise their over-allotment option to purchase additional Class A Shares within 45 days of the closing of this offering).
Class A Shares issued and outstanding prior to this offering	22,500,000 Class A Shares
Class A Shares to be issued and outstanding immediately after this offering	25,000,000 Class A Shares (or 25,375,000 Class A Shares if the Underwriters exercise their over-allotment option to purchase additional Class A Shares within 45 days of the closing of this offering).
Over-Allotment option to purchase additional Cass A Shares	We will grant to the Underwriters a 15% over-allotment option, exercisable within 45 days from the closing of this offering, to purchase up to an aggregate of 375,000 additional Class A Shares.
Voting Rights

•   Class A Shares are entitled to one (1) vote per share.

•   Class B Shares are entitled to twenty (20) votes per share.

Mr. Salim, our Chairman of the board of directors and Executive Director, will hold approximately 92.1% of the total votes, assuming that the Underwriters do not exercise their over-allotment option, for our authorized and issued shares following the completion of this offering and will have the ability to control the outcome of matters submitted to our shareholders for approval, including the election of our directors and the approval of any change in control transaction. See the sections titled “Principal Shareholders” and “Description of Authorized and Issued Shares” for additional information.

Use of proceeds

We currently intend to use the net proceeds from this offering (i) capital expenditure on developing digital marketing platform, (ii) capital expenditure on opening retail outlets, (iii) marketing expenses; and (iv) for general working capital and corporate purposes. See “Use of Proceeds.”

Dividend policy

We do not intend to pay any dividends on our Class A Shares in the foreseeable future. Instead, we anticipate that all of our earnings, if any, will be used for the operation and growth of our business. See “Dividend Policy” for more information

Lock-up

We, each of our Directors and Executive Officers and principal shareholders with respect to their Class A Shares sold in this offering have agreed, subject to certain exceptions, for a period of six months after the date of the underwriting agreement, not to, except in connection with this offering, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any Class A Shares or any other securities convertible into or exercisable or exchangeable for Class A Shares, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Class A Shares. See “Shares Eligible for Future Sale” and “Underwriting — Lock-Up Agreements”

Risk factors

Investing in our Class A Shares involves risks. See “Risk Factors” beginning on page 10 of this prospectus for a discussion of factors you should carefully consider before deciding to invest in our Class A Shares

Listing	We intend to list the Class A Shares on the NYSE American.
Proposed trading symbol	BRIA
Representative’s Warrants

We will issue to A.G.P./Alliance Global Partners, as representative of the underwriters or its designees, at the closing, warrants to purchase Class A Shares equal to 7% of the total number of Class A Shares sold in this offering (“Representative’s Warrants”), including the number of Class A Shares upon the exercise of the underwriters’ over-allotment option. as a portion of the underwriting compensation payable to the underwriters in connection with this Offering. The registration statement of which this prospectus is a part also registers for sale the Representative’s Warrants. The Representative’s Warrants will be exercisable at any time after 180 days from the date of effectiveness of the registration statement in accordance with FINRA Rule 5510 and will expire five years from the date of effectiveness of the registration statement. The Representative’s Warrants will be exercisable at a price equal to 130% of the public offering price of the Class A Shares sold in the offering. Please see “Underwriting” for a description of these warrants.

Transfer agent	Vstock Transfer, LLC

RISK FACTORS

Investing in our shares is highly speculative and involves a significant degree of risk. You should carefully consider the following risks, as well as other information contained in this prospectus, before making an investment in our Company. The risks discussed below could materially and adversely affect our business, prospects, financial condition, results of operations, cash flows, ability to pay dividends and the trading price of our shares. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, prospects, financial condition, results of operations, cash flows and ability to pay dividends, and you may lose all or part of your investment.

This prospectus also contains forward-looking statements having direct and/or indirect implications for our future performance. Our actual results may differ materially from those anticipated by these forward-looking statements due to certain factors, including the risks and uncertainties faced by us, as described below and elsewhere in this prospectus.

Risks Related to Our Business and Industry

We are dependent on our customers, and failure to successfully provide stylish and quality products to Bra Pro’s customers may materially and adversely affect our business and results of operations.

Providing stylish yet practical designs is a key factor in our customer’s purchasing decisions for brassiere. We are dedicated to consistently offering its customers products that are both stylish and of high quality. We derive a substantial portion of its revenues from sales of its brassiere in North America, and its success depends on our customer’s perception and acceptance of its products. If we are unable to successfully promote and maintain its customer relationships, our business and the results of operations may be materially and adversely affected. Any negative publicity or disputes in Hong Kong, North America or Indonesia regarding our Company and our management could materially and adversely affect our customer’s perception of our products which in turn could materially and adversely affect our business and results of operations.

There could be a potential conflict of interest between our controlling shareholder Mr. Salim and our Company in the future with respect to the license of DIANA brand.

With respect to the DIANA brand, there could be a potential conflict of interest between our controlling shareholder Mr. Salim and our Company in the future. As disclosed in the related party transactions section, the DIANA brand is licensed by MAP from PT Diana Mode Indonesia. Our controlling shareholder, Mr. Salim has a 25% beneficial interest in PT Diana Mode Indonesia, with his siblings Halim Podiono Taslim Podiono, and Nursalim Podiono each holding a 25% beneficial interest in PT Diana Mode Indonesia. Nursalim Podiono is also a shareholder of the Company. Mr. Salim is currently minimally involved in the day to day management and operations of the Company. Nonetheless, because of his extensive experience in the lingerie industry as the previous chief executive officer, the current management of the Company still looks to Mr. Salim for advice regarding the strategic direction of the Company and Mr. Salim consequently retains substantial influence with the current management of the Company. Post offering, Mr. Salim will perform supervisory duties through his role as the chairman of the board of directors and executive director of the Company. Therefore, after the expiry of the existing licensing agreement, Mr. Salim, by virtue of his influence and controlling interest company in the Company, may cause MAP to renew the existing licensing agreement on unfavorable terms or impair MAP’s ability to effectively exercise its contractual rights in the licensing agreement should there be a breach of these terms. Furthermore, due to his beneficial interest in PT Diana Mode Indonesia, Mr. Salim and Mr. Nursalim by virtue of their beneficial interest in PT Diana Mode Indonesia, will stand to benefit indirectly from the successful enhancement of the DIANA brand’s value. This improvement will not only increase the value of his indirect ownership in the DIANA brand through PT Diana Mode but also enhance PT Diana Mode’s capacity to negotiate higher licensing fees with the Company. Therefore, we cannot assure you that when conflicts of interest arise that Mr. Salim will act in the best interests of our Company, or such conflicts will be resolved in our favor. Currently, we do not have any arrangements to address potential conflicts of interest between Mr. Salim and our Company. If we cannot resolve any conflict of interest or dispute between us and Mr. Salim, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Launching the DIANA Brand raises risks such as an erosion of trust and reputation with our customers, conflicts of interest with our customers, market fragmentation leading to reduced margins, customer alienation, and innovation stagnation.

•        Conflict of Interest between developing our Diana brand and servicing Bra Pro’s existing customers. Participation in direct competition with our existing customers could create a conflict of interest. We could prioritize the success of the DIANA brand above the interests of Bra Pro’s established customers, potentially leading to outcomes that are suboptimal for our existing customers, and eroding the trust Bra Pro has fostered with our customers over the years. Further, this conflict of interest could render us less receptive to valuable customer feedback. This erosion of trust may also impede our capacity for innovation and hinder our ability to promptly adapt to the evolving needs and preferences of Bra Pro’s customers.

•        Market Fragmentation:    The introduction of the DIANA brand into the markets where Bra Pro’s customers also operate in may contribute to heightened levels of competition between us and Bra Pro’s customers, consequently fostering market fragmentation and diminished profit margins, and disrupt the overall stability of the market environment.

•        Customer Alienation:    The launch of the DIANA brand carries the potential to encourage a migration of Bra Pro’s customers towards alternative options or competing entities that do not present a direct competitive threat. Such a scenario may result in the alienation of a segment of Bra Pro’s customer base, thereby impacting the Company’s market share and revenue streams.

Our business is subject to supply chain interruptions.

Bra Pro, through MAP, works with third-party suppliers for the manufacturing of the lingerie and other apparel products. These third-party suppliers in turn import, export, and transport many of the raw materials such as textile or foam pads from suppliers in PRC and Indonesia. The factors that can adversely affect Bra Pro’s operations include, but are not limited to:

•        interruptions to Bra Pro’s third-party suppliers delivery capabilities;

•        failure of third-party manufacturers to meet MAP’s quality control standards;

•        increasing transportation costs, shipping constraint or other factors that could impact cost, such as having to find more expensive service providers which may or may not be readily available; and

•        the COVID-19 and disruptions as a result of efforts to control or mitigate the pandemic (such as facility closures, governmental orders, outbreaks and/or transportation capacity).

As Bra Pro relies on diverse range of third-party suppliers, Bra Pro’s results of operations and capital resources have not been materially impacted by any supply chain interruptions to Bra Pro during the financial years ended March 31, 2023 and 2024. However, any increased costs from delays, cancellations, and insurance, or disruption to, or inefficiency in, the supply chain network of Bra Pro’s third-party service providers, whether due to geopolitical conflicts, COVID-19, outbreaks, or other factors, could affect our revenue and profitability.

Since the Covid-19 pandemic, Bra Pro’s third-party suppliers have begun further diversifying the sourcing of materials and accessories from alternative sources in Thailand, Taiwan, and Vietnam, as a safety measure in case of another pandemic or other natural disasters.

We are dependent on third-party contract manufacturers and raw material suppliers for the manufacturing of its lingerie and other apparel products.

We do not enter into any long-term contracts with third-party manufacturers. Instead we engage them on a case-by-case basis depending on our needs and requirements. There is no assurance that all or any of our third-party suppliers will continue to produce its lingerie and apparel products for our Company of the desired quality and quantity, in a timely manner and on terms commercially acceptable to our Company. Since we do not manufacture or produce any of our own lingerie and apparel products, we are entirely reliant on third-party suppliers’ product, and any disruption to our third-party suppliers’ production may inevitably have an impact on their ability to produce the lingerie and apparel products in line with our requirements. If any of our third-party suppliers terminate its business relationship with us or if there were changes to the current business arrangements, we may be unable to source comparable alternative third-party manufacturers in a timely manner or on terms commercially acceptable to us. Any of the above may result in production delay which would adversely affect our ability to fulfil customer’s demand and in turn adversely affect our sales and profitability.

Further, as we have not entered into any long-term contract with any third-party raw material suppliers, the terms of services provided by them may also be susceptible to fluctuations with regard to pricing, timing and quality. Any increase in these factors may be passed on to us, might not be able to pass on all or any of the increase in costs to our customers, which may have material adverse effect on our financial performance.

Bra Pro historically has had substantial customer concentration, with a limited number of customers accounting for a substantial portion of our revenues.

Bra Pro’s top three customers accounted for 89.83% and 82.5% of revenues for the year ended March 31, 2023 and 2024. Bra Pro does not have long-term agreements with any of Bra Pro’s top three customers and their purchases are made on an order-by-order basis. Bra Pro’s business with its customers has been, and will likely continue to be, conducted based on the actual orders received from time to time. Bra Pro’s customers are not obligated in any way to continue placing orders with Bra Pro at the same or increasing levels, or at all. Bra Pro’s customers’ level of demand for Bra Pro’s products may fluctuate significantly from period to period. Such fluctuation is attributable mainly to changes in customer demand, including their business strategies, operational needs, product portfolio and interpretation of fashion trends. The loss of Bra Pro’s principal customer, or if Bra Pro is unable to attract new customers or if Bra Pro’s existing customers decrease their spending on the products Bra Pro offer, fail to make repeat purchases of Bra Pro’s products, will harm Bra Pro’s business, financial condition, results of operations, and growth prospects.

Any significant damage to our primary facility could have a material adverse effect on our results of operations.

We have one primary facility located in Jakarta Utara, Indonesia, in which we accommodate the primary departments including human resources, merchandising, finance, and the showroom for presenting our sample products to our customers, as well as housing essential facilities such as MAP’s customizable dummy prototypes utilized in brassiere design, technical drawing resources, quality control operations, wash lab facilities, and lab dip procedures of our brassieres. Power failures or disruptions, the breakdown, failure or substandard performance of equipment, and the destruction of buildings and other facilities due to fire or natural disasters such as flood, droughts or earthquakes would severely affect our ability to continue its operations. In the event of such disruptions, we may not be able to find suitable alternatives on a timely basis and at reasonable cost, which could have a material adverse effect on our business and results of operations.

We rely on our ability to design in response to changes in our consumers’ preference in a timely manner.

Our success is, to a significant extent, likely attributable to the ability of MAP’s design and product development teams to understand the brassiere and other clothing apparel markets and to design desirable products which are responsive and that keeps abreast with the changes in consumers’ preference. Due to the highly subjective nature of the apparels market and the rapid change in trends for brassiere and clothing apparel, MAP and Bra Pro may be unable to capture or predict the future fashion or color trend and continue to develop appealing designs for Bra Pro’s customers. If we fail to (i) capture, predict or respond timely to customers’ preference; or (ii) introduce appealing and commercially viable apparel designs in a timely manner, our business and results of operations may be adversely affected.

Our Company may be unable to successfully implement their business objectives and expansion plans may not be successful.

Our Company’s business objectives are accomplished by implementing various future business plans. Our future success likely depends on MAP’s ability to continually expand MAP’s base of third party manufacturers and broaden MAP’s product offerings. However, such expansion plan is formulated based on assumptions as to the occurrence of certain future events, which may or may not materialize, and thus it is subject to a series of uncertainties and risks, including but not limited to:

•        lack of sufficient capital financing and potential ongoing financial obligations;

•        failure to achieve the intended level of profitability;

•        delays or difficulties in securing suitable new third-party manufacturers; and

•        diversion of resources and management attention.

As such, there is no assurance that our expansion plans will materialize within the planned time frame, or at all, or that MAP and Bra Pro’s business objectives will be fully or partially accomplished. In the event that MAP and Bra Pro’s fail to accomplish their expansion plan or to do so in a timely manner, MAP and Bra Pro may not be able to achieve their planned future business growth and their operating results may be adversely affected.

Furthermore, in the realm of developing and marketing the DIANA-branded products, factors such as market acceptance, competition within the lingerie industry, and potential disruptions in the supply chain pose significant risks to us. Additionally, developing the online selling platform and providing a seamless user experience come with technology risks. As our Company venture into new markets with the opening of retail and pop-up outlets, they must navigate regulatory compliance, real estate considerations, and maintain brand consistency across the various physical locations. If our Company is unable to generate sufficient revenue from the business or their financial needs are larger than expected, our Company may need to raise funds from debt or equity financing means. Alternatively, we may need to make certain modifications to our current intended use of proceeds, which could have an adverse effect on their operations and future profitability.

Our Company also face the risk that their existing management staff, design and development capabilities, and internal control systems and other systems and procedures may be inadequate to support their expansion plan. If our Company fails to continue to improve their infrastructure, management or operational systems required to support our expansion plan, they may be unable to achieve our expansion objectives, and our business operations may be seriously harmed. Furthermore, their investment in other garment segments introduces diversification risks and requires careful resource allocation between the lingerie and other segments to capitalize on emerging opportunities effectively.

Our success depends upon our key management personnel.

Our Directors believe that our success depends, to a significant extent, on the capability, expertise and continued services of key members of our management team, including our executive Directors and other members of our management who have operational experience in our business. In particular, we rely on Mr. Kendrew, our Chief Executive Officer, who has over 28 years of experience in the lingerie and apparel industries. If we were to lose the services of Mr. Kendrew or any key member of our management team without a suitable replacement or were unable to attract new qualified members with suitable experience to join our management team as we continue to grow, the implementation of our business strategies may be affected, which could materially and adversely affect our business, results of operations and prospects.

We also rely on our employees, including experienced design and product development, sales and procurement personnel, for our daily operations and business expansion. We cannot assure you that we will be able to continue to attract and retain sufficiently skilled and experienced employees in the future. If we fail to recruit, retain, or train skilled employees, our business, results of operations and prospects could be materially and adversely affected.

If we are unable to maintain and protect our intellectual property, or if third parties assert that we infringe on their intellectual property rights, our business could suffer.

Our business depends, in part, on our ability to identify and protect proprietary information and other intellectual property such as MAP’s product designs. We rely on trade secrets, confidentiality policies, non-disclosure and other contractual arrangements and trademark laws to protect our intellectual property rights. However, we may not adequately protect these rights, and their disclosure to, or use by, third parties may harm our competitive position. Our inability to detect unauthorized use of, or to take appropriate or timely steps to enforce, MAP’s intellectual property rights may harm our business. Also, third parties may claim that Bra Pro or MAP’s business operations infringe on their intellectual property rights. These claims may harm our reputation, be a financial burden to defend, distract the attention of our management and prevent Bra Pro or MAP from offering some services. Intellectual property is increasingly stored or carried on mobile devices, such as laptop computers, which increases the risk of inadvertent disclosure if the mobile devices are lost or stolen, and the information has not been adequately safeguarded or encrypted. This also makes it easier for someone with access to Bra Pro or MAP’s systems, or someone who gains unauthorized access, to steal information and use it to our disadvantage.

Our business and operations may be affected by our ability to enter into or renew the existing license agreement for the DIANA Brand.

One of our key expansion initiatives would be to develop the DIANA brand of lingerie licensed by MAP. Please refer to the section entitled “Business — Develop the DIANA brand and distribution channels” of this prospectus for more information. In the future, once the DIANA brand is further developed, we may need to renew the existing license agreement to achieve continued growth of our business. There can be no assurance that this licensing agreement can be obtained or renewed on acceptable terms, or at all from PT Diana Mode. Specifically, this reliance on a related party poses several material risks to us:

•        Financial Dependency on license agreement.    If the DIANA license agreement is terminated, restricted, or not renewed, the Company will no longer be able to market and sell products under the DIANA brand. This could lead to a significant loss of anticipated revenues and could adversely affect our business operations and financial condition. While we are still in the process of implementing our developmental plans for the DIANA brand, and therefore the potential loss in revenue and other financial metrics cannot be directly quantifiable apart from the loss of the net offering proceeds, we anticipate that should such an event materializes, the Company would also have to face additional costs to negotiate a new license or develop as alternative brand, estimated to cost the Company a total sum comprising of 15% of the net offering proceeds and the licensing fee we incurred and will continue to incur in the licensing agreement with PT Diana Mode. Further, the Company would need to write off the investment made in developing and marketing the brand. This could amount to a loss of up to 15% of the net offering proceeds.

•        Accrual of benefits to Mr. Salim.    Part of the benefits of developing and marketing the DIANA brand may accrue to Mr. Salim rather than the Company. If the license is terminated or restricted, Mr. Salim may retain the developed brand equity, resulting in a loss of investment for the Company and no return on the resources spent on the brand development of DIANA to the Company.

•        Impact on other lines of business.    Investing a substantial portion of our resources in the DIANA brand might detract from our ability to invest in and develop other lines of business. If the DIANA brand does not perform as expected or the license is terminated, this could negatively affect our overall business strategy and future growth prospects. The loss of the DIANA brand could also disrupt our operations and require us to quickly pivot our strategy. Finding a new brand to develop or acquiring a different license could take significant time and resources, during which our market position and competitive advantage could weaken.

Further, any disputes with our licensing partner with respect to such agreements could narrow the scope of our rights to the relevant intellectual property, increase our obligations under such agreements or restrict our ability to develop and market the current product and service offerings. Any of these events could adversely impact MAP, and in turn our business, results of operations and financial conditions.

Our business and operations may be materially and adversely affected in the event of a re-occurrence of an outbreak of COVID-19 or of another pandemic of similar scale to COVID19.

The global pandemic outbreak of COVID-19 announced by the World Health Organization in early 2020 had disrupted MAP’s operations, and the operations of Bra Pro’s customers, Bra Pro’s suppliers and/or third-party contact manufacturers. During COVID-19, governments implemented policies which limit the mobility of the people, initiated social distancing and cutting the working hours in factories. There has also been a disruption in the supply chain due to limitation of vessels and aircrafts, manpower for the clearance, all of which resulted in a longer transportation lead time and impacted negatively on the freight cost and overall cost of goods sold. Disruption of supply chain planning had also resulted in panic buying and unusual higher demand in inventory level. If an outbreak of COVID-19 re-occurs or if Bra Pro’s customers, suppliers, and third-party contact manufacturers are forced to close down their businesses after prolonged disruptions to their operations, MAP may experience a delay or shortage of raw materials, supplies and/or services by our suppliers to execute the orders. In such event, MAP’s performance may be severely disrupted, which may have a material and adverse effect on Bra Pro’s business, financial condition, and results of operations. Therefore, our revenue and profitability in turn may also be materially affected if a reoccurrence of a COVID-19 outbreak or another pandemic materially affects the overall economic and market conditions in North America and the economic slowdown and/or negative business sentiment could potentially have an adverse impact on our business and operations.

We are exposed to risks arising from fluctuations of foreign currency exchange rates.

Our business is exposed to certain foreign currency exchange risks as our reporting currency is the United States dollar and our third-party contract manufacturers charges and supply chain operation cost is denominated in Indonesian Rupiah and United States dollar. To the extent that our Group’s sales and purchases and operating costs are not denominated in the same currency and to the extent that there are timing differences between invoicing and payment from our suppliers, we may be exposed to foreign currency exchange gains or losses arising from transactions in currencies other than our reporting currency.

Our business operations may be subject to seasonality.

Our results from operations are affected by seasonal fluctuations in demand for products by Bra Pro’s customers. We usually experience higher sales volume in the time leading in the summer. Moreover, sales of certain products are subject to seasonality by nature. For example, MAP’s summer collection of swimwear and strapless brasseries for the summer season. Accordingly, various aspects of Bra Pro and MAP’s operations, including sales, working capital and operating cashflow, are exposed to the risks associated with seasonal fluctuations in demand for MAP’s products pattern, and our quarterly or half-year results may not reflect our full-year results.

The effect and impact of the recently enacted Omnibus Law on job creation in Indonesia are not immediately known and subject to ongoing review.

On November 2, 2020, the Government of Indonesia issued the Omnibus Law under Law Number 2 of 2022 regarding Job Creation, which aims to attract investment, create new jobs, and stimulate the economy by, among other things, simplifying the licensing process and harmonizing various laws and regulations, and making policy decisions faster for the central government to respond to global or other changes or challenges. The Omnibus Law amended more than 75 laws and has issued at least 51 implementing regulations making the Omnibus Law one of the most sweeping regulatory reform in Indonesian history.

Following Constitutional Court Decision No. 91/PUU-XVIII/2020 dated November 25, 2021, Indonesia further enacted Government Regulation in Lieu of Law Number 2 of 2022 regarding Job Creation. In 2023, this regulation was incorporated into Law under Law No. 6 of 2023, stipulating Government Regulation No. 2 of 2022 in lieu of Law No. 11 of 2020 regarding Job Creation.

The Omnibus Law introduces a number of new concepts, including a new risk-based assessment (i.e. low, medium and high risks) in issuing licenses for businesses, removes foreign ownership restrictions in various industries, simplifies environmental assessment requirements and licensing procedures, and provides a more flexible manpower regulations. Given the extensive breadth of changes introduced by the Omnibus Law and pending of its implementing regulations, there are still uncertainties on whether the implementing regulations will have any impact on MAP’s business and operation in Indonesia. Therefore, MAP is subject to the potential risk that compliance with the Omnibus Law and its implementing regulations may be challenging and may potentially distract our management, and may also require us to alter operations, which in turn could potentially impact our results of operations.

Current political and social events in Indonesia may adversely affect our business.

Since 1998, Indonesia has experienced a process of democratic change, resulting in political and social events that have highlighted the unpredictable nature of Indonesia’s changing political landscape. In 1999, Indonesia conducted its first free elections for representatives in parliament. In 2004, 2009, 2014, and 2019 elections were held in Indonesia to elect the President, Vice-President and representatives in parliament. Indonesia also has many political parties, without any one party holding a clear majority. Due to these factors, Indonesia has, from time to time, experienced political instability, as well as general social and civil unrest. For example, since 2000, thousands of Indonesians have participated in demonstrations in Jakarta and other Indonesian cities both for and against former presidents Abdurrahman Wahid, Megawati Soekarnoputri and Susilo Bambang Yudhoyono and current President Joko Widodo as well as in response to specific issues, including fuel subsidy reductions, privatization of state assets, anti-corruption measures, decentralization and provincial autonomy, and the American-led military campaigns in Afghanistan and Iraq. Although these demonstrations were generally peaceful, some turned violent. In February 2024, Indonesia held elections for the President, Vice President, and representatives in parliament. It is fair to expect that this may potentially cause policy changes in various sectors, including our operation in Indonesia.

Furthermore, separatist movements and clashes between religious and ethnic groups have also resulted in social and civil unrest in parts of Indonesia, such as Aceh in the past and in Papua currently, where there have been clashes between supporters of those separatist movements and the Indonesian military, including continued activity in Papua, by separatist rebels that has led to violent incidents. There have also been inter-ethnic conflicts, for example in Kalimantan, as well as inter-religious conflict such as in Maluku and Poso.

Furthermore, labor issues have gained prominence in Indonesia. In 2003, the government enacted a new labor law that offered enhanced protections for employees. Periodic attempts to diminish these protections have sparked public protests as workers reacted to unfavorable policies. Also, these protests have recently arisen due to regulations seen as detrimental to them under the Omnibus Law, which significantly amended the 2003 labor law.

As a result, there can be no assurance that social, political and civil disturbances will not occur in the future and on a wider scale, or that any such disturbances will not, directly or indirectly, materially and adversely affect MAP’s business, financial condition, results of operations and prospects.

Indonesia effectively conducted its general election in February 2024. The outcome of the 2024 Indonesian general election could have significant implications for foreign investment, extending beyond mere political considerations. The results of the election, along with subsequent policy adjustments and regulatory changes, are likely to influence investor sentiment, sector-specific dynamics, and Indonesia’s attractiveness as an investment destination.

Deterioration of political, economic and security conditions in Indonesia may adversely affect our operations and financial results.

Any major hostilities involving Indonesia, a substantial decline in the prevailing regional security situation or the interruption or curtailment of trade between Indonesia and its present trading partners could have a material adverse effect on MAP’s operations and, as a result, our financial results.

Prolonged and/or widespread regional conflict in the Southeast Asia could have the following results, among others:

•        capital market reassessment of risk and subsequent redeployment of capital to more stable areas making it more difficult for MAP to obtain financing for potential development projects;

•        security concerns in Indonesia, making it more difficult for MAP’s personnel or supplies to enter or exit the country;

•        security concerns leading to evacuation of MAP’s personnel; and

Loss of property and/or interruption of MAP and our business plans resulting from hostile acts could have a significant negative impact on our earnings and cash flow. In addition, we may not have enough insurance to cover any loss of property or other claims resulting from these risks.

Terrorist activities in Indonesia could destabilize Indonesia, which would adversely affect MAP and our business, financial condition and results of operations, and the market price of our securities.

There have been a number of terrorist incidents in Indonesia, including the May 2005 bombing in Central Sulawesi, the Bali bombings in October 2002 and October 2005 and the bombings at the JW Marriot and Ritz Carlton hotels in Jakarta in July 2009, which resulted in deaths and injuries. On January 14, 2016, several coordinated bombings and gun shootings occurred in Jalan Thamrin, a main thoroughfare in Jakarta, resulting in a number of deaths and injuries.

Although the Government has successfully countered some terrorist activities in recent years and arrested several of those suspected of being involved in these incidents, terrorist incidents may continue and, if serious or widespread, might have a material adverse effect on investment and confidence in, and the performance of, the Indonesian economy and may also have a material adverse effect on MAP and our business, financial condition, results of operations and prospects and the market price of our securities.

Fluctuations in the value of the Indonesian Rupiah may materially and adversely affect us.

Whilst our functional currency is the U.S. Dollar, depreciation and volatility of the Indonesian Rupiah could potentially affect MAP and in turn, our business. A sharp depreciation of Indonesian Rupiah may potentially create difficulties in purchasing imported goods and services which are critical for MAP’s operation. As shown during the Asian monetary crisis in 1998, imported goods became scarce as suppliers often chose to keep their stocks in anticipation of further deterioration of the Indonesian Rupiah.

In addition, while the Indonesian Rupiah has generally been freely convertible and transferable, from time to time, Bank Indonesia has intervened in the currency exchange markets in furtherance of its policies, either by selling Indonesian Rupiah or by using its foreign currency reserves to purchase Indonesian Rupiah. We can give no assurance that the current floating exchange rate policy of Bank Indonesia will not be modified or that the Government will take additional action to stabilize, maintain or increase the Indonesian Rupiah’s value, or that any of these actions, if taken, will be successful. Modification of the current floating exchange rate policy could result in significantly higher domestic interest rates, liquidity shortages, capital or exchange controls, or the withholding of additional financial assistance by multinational lenders. This could result in a reduction of economic activity, an economic recession or loan defaults, and as a result, MAP may also face difficulties in funding MAP’s capital expenditures and in implementing their business strategy. Any of the foregoing consequences could have a material adverse effect on our business, financial condition, results of operations and prospects.

Indonesia is vulnerable to natural disasters and events beyond our control, which could adversely affect our business and operating results.

Many parts of Indonesia, including areas where MAP and our third-party contract manufacturers operate, are prone to natural disasters such as floods, lightning strikes, cyclonic or tropical storms, earthquakes, volcanic eruptions, droughts, power outages and other events beyond MAP’s control. The Indonesian archipelago is one of the most volcanically active regions in the world as it is located in the convergence zone of three major lithospheric plates. It is subject to significant seismic activity that can lead to destructive earthquakes, tsunamis or tidal waves. Flash floods and more widespread flooding also occur regularly during the rainy season from November to April. Cities, especially Jakarta, are frequently subject to severe localized flooding which can result in major disruption and, occasionally, fatalities. Landslides regularly occur in rural areas during the wet season. From time to time, natural disasters have killed, affected or displaced large numbers of people and damaged our equipment. We cannot assure you that future natural disasters, such as the spread of the novel coronavirus, will not have a significant impact on MAP, us, or Indonesia or its economy. A significant earthquake, other geological disturbance or weather-related natural disaster in any of Indonesia’s more populated cities and financial centers could severely disrupt the Indonesian economy and undermine investor confidence, thereby materially and adversely affecting our business, financial condition, results of operations and prospects.

We may be affected by uncertainty in the balance of power between local governments and the central government in Indonesia.

Indonesian Law No. 25 of 1999 regarding Fiscal Decentralization and Law No. 22 of 1999 regarding Regional Autonomy were passed by the Indonesian parliament in 1999 and further implemented by Government Regulation No. 38 of 2007. Law No. 22 of 1999 was later revoked and replaced by the provisions on regional autonomy in Law No. 32 of 2004, amended by Law No. 8 of 2005 and Law No. 12 of 2008. Law No. 32 of 2004 and its amendments were eventually superseded by Law No. 23 of 2014 regarding Regional Autonomy as amended by Government Regulation in Lieu of Law No. 2 of 2014, Law No. 2 of 2015, and Law No. 9 of 2015. Simultaneously, Law No. 25 of 1999, which initially addressed fiscal balance between the central and regional governments, was replaced by Law No. 33 of 2004 regarding the Fiscal Balance between the Central and the Regional Governments. Finally, the most recent amendment came with Law No. 1 of 2022, which focuses on the financial relationship between the central government and local governments. Currently, there is uncertainty in respect of the balance between the local and the central governments and the procedures for renewing licenses and approvals and monitoring compliance with environmental regulations. In addition, some local authorities have sought to levy additional taxes or obtain other contributions. There can be no assurance that a balance between local governments and the central government will be effectively established or that our business, financial condition, results of operations and prospects will not be adversely affected by dual compliance obligations and further uncertainty as to legal authority to levy taxes or promulgate other regulations affecting our business.

Risks Related to Our Securities and This Offering

An active trading market for our Class A Shares may not be established or, if established, may not continue and the trading price for our Class A Shares may fluctuate significantly.

We cannot assure you that a liquid public market for our Class A Shares will be established. If an active public market for our Class A Shares does not occur following the completion of this offering, the market price and liquidity of our shares may be materially and adversely affected. The public offering price for our shares in this offering was determined by negotiation between us and the underwriter based upon several factors, and we can provide no assurance that the trading price of our shares after this offering will not decline below the public offering price. As a result, investors in our shares may experience a significant decrease in the value of their shares.

We may not maintain the listing of our Class A Shares on the NYSE American which could limit investors’ ability to make transactions in our Class A Shares and subject us to additional trading restrictions.

We intend to list our Class A Shares on the NYSE American concurrently with this offering. In order to continue listing our shares on the NYSE American, we must maintain certain financial and share price levels and we may be unable to meet these requirements in the future. We cannot assure you that our shares will continue to be listed on the NYSE American in the future.

If the NYSE American delists our Class A Shares and we are unable to list our shares on another national securities exchange, we expect our shares could be quoted on an over-the-counter market in the United States. If this were to occur, we could face significant material adverse consequences, including:

•        a limited availability of market quotations for our Class A Shares;

•        reduced liquidity for our Class A Shares;

•        a determination that our Class A Shares are “penny stock,” which will require brokers trading in our shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Class A Shares;

•        a limited amount of news and analyst coverage; and

•        a decreased ability to issue additional securities or obtain additional financing in the future.

As long as our Class A Shares are listed on the NYSE American, U.S. federal law prevents or pre-empts the states from regulating their sale. However, the law does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar their sale. Further, if we were no longer listed on the NYSE American, we would be subject to regulations in each state in which we offer our shares.

The trading price of our Class A Shares may be volatile, which could result in substantial losses to investors.

The trading price of our Class A Shares may be volatile and could fluctuate widely due to factors beyond our control. This may happen because of the broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in Indonesia have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for our shares may be highly volatile for factors specific to our own operations, including the following:

•        fluctuations in our revenues, earnings and cash flow;

•        changes in financial estimates by securities analysts;

•        additions or departures of key personnel;

•        release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

•        potential litigation or regulatory investigations

Any of these factors may result in significant and sudden changes in the volume and price at which our shares will trade.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

We may experience extreme stock price volatility, including any stock-run up, unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Shares.

In addition to the risks addressed above, our Class A Shares may be subject to extreme volatility that is seemingly unrelated to the underlying performance of our business. In particular, our Class A Shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices, given that we will have relatively small public floats after this offering. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance, financial condition or prospects.

Holders of our Class A Shares may also be unable to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Class A Shares. As a result of this volatility, investors may experience losses on their investment in our Class A Shares. Furthermore, the potential extreme volatility may confuse the public investors of the value of our stock, distort the market perception of our stock price and our company’s financial performance and public image, negatively affect the long-term liquidity of our Class A Shares, regardless of our actual or expected operating performance. If we encounter such volatility, including any rapid stock price increases and declines seemingly unrelated to our actual or expected operating performance and financial condition or prospects, it will likely make it difficult and confusing for prospective investors to assess the rapidly changing value of our Class A Shares and understand the value thereof.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our Class A Shares, the market price for our Class A Shares and trading volume could decline.

The trading market for our shares will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts downgrade our shares, the market price for our shares would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume of our shares to decline.

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our Class A Shares for a return on your investment.

We currently intend to retain all of our available funds and any future earnings after this offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our shares as a source for any future dividend income. Our board of Directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Indonesia, Cayman Islands and BVI laws, as the case may be. Even if our board of Directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiary, our financial condition, contractual restrictions and other factors as determined by our board of Directors. Accordingly, the return on your investment in our Class A Shares will likely depend entirely upon any future price appreciation of our Class A Shares. There is no guarantee that our Class A Shares will appreciate in value after this offering or even maintain the price at which you purchased our shares. You may not realize a return on your investment in our shares and you may even lose your entire investment.

The sale or availability for sale of substantial amounts of our Class A Shares could adversely affect their market price.

Sales of substantial amounts of our Class A Shares in the public market after the completion of this offering, or the perception that these sales could occur could adversely affect the market price of our shares and could materially impair our ability to raise capital through equity offerings in the future. Prior to the sale of our shares in this offering, we have 22,500,000 Class A Shares outstanding. The shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act. There will be 25,000,000 Class A Shares outstanding immediately after this offering. In connection with this offering, our directors and officers named in the section “Management,” have agreed not to sell any shares until six months after the date of the underwriting agreement without the prior written consent of the representative of the underwriters, subject to certain exceptions, unless the underwriters release these securities from these restrictions. We cannot predict what effect, if any, the availability of these securities for future sale will have on the market price of our shares. See “Underwriting” and “Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling our securities after this offering.

Short selling may drive down the market price of our Class A Shares.

Short selling is the practice of selling shares that the seller does not own but rather has borrowed from a third party with the intention of buying identical shares back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the shares between the sale of the borrowed shares and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the shares to decline, many short sellers publish, or arrange for the publication of, negative opinions and allegations regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling the shares short. These short attacks have, in the past, led to the selling of shares in the market. If we were to become the subject of any unfavorable publicity, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality.

Because our public offering price per share is substantially higher than our net tangible book value per share, you will experience immediate and substantial dilution.

If you purchase shares in this offering, you will pay substantially more than our net tangible book value per share. As a result, you will experience immediate and substantial dilution of US$3.37 per share, representing the difference between our as pro forma adjusted net tangible book value per share of US$0.63 as of March 31, 2024, after giving effect to the reorganization of the Company, Bra Pro and MAP, and the net proceeds to us from this offering, assuming no change to the number of shares offered by us as set forth on the cover page of this prospectus and an assumed public offering price of US$4.00 per share (being the mid-point of the initial public offering price range). See “Dilution” for a more complete description of how the value of your investment in our shares will be diluted upon the completion of this offering.

You must rely on the judgment of our management as to the uses of the net proceeds from this offering, and such uses may not produce income or increase our share price.

We intend to use the net proceeds of this offering as set out in “Use of Proceeds.” However, our management will have considerable discretion in the application of the net proceeds received by us in this offering. You will not have the opportunity, as part of your investment decision, to assess whether proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not improve our efforts to achieve or maintain profitability or increase our share price. The net proceeds from this offering may be placed in investments that do not produce income or that lose value.

If we are classified as a passive foreign investment company, United States taxpayers who own our securities may have adverse United States federal income tax consequences.

We are a non-U.S. corporation and, as such, we will be classified as a passive foreign investment company, which is known as a PFIC, for any taxable year if, for such year, either:

•        At least 75% of our gross income for the year is passive income; or

•        The average percentage of our assets (determined at the end of each quarter) during the taxable year that produce passive income or that are held for the production of passive income is at least 50%.

Passive income generally includes dividends, interest, rents, royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. taxpayer who holds our securities, the U.S. taxpayer may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements.

While we do not expect to become a PFIC, because the value of our assets for purposes of the asset test may be determined by reference to the market price of our Class A Shares, fluctuations in the market price of our Class A Shares may cause us to become a PFIC for the current or subsequent taxable years. The determination of whether we will be or become a PFIC will also depend, in part, on the composition of our income and assets. If we determine not to deploy significant amounts of cash for active purposes, our risk of being a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were determined to be a PFIC, see “Material Tax Considerations — Passive Foreign Investment Company Considerations.”

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from NYSE American corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with NYSE American corporate governance listing standards.

As a foreign private issuer that has applied to list our Class A Shares on the NYSE American, we rely on a provision as per Section 110 read in conjunction with Section 809 of the NYSE American Company Guide that allows us to follow Cayman Islands law with regard to certain aspects of corporate governance. This allows us to follow certain corporate governance practices that differ in significant respects from the corporate governance requirements applicable to U.S. companies listed on the NYSE American.

Following this offering, we will rely on home country practice to be exempted from certain of the corporate governance requirements of the NYSE American, namely (i) there will not be a necessity to have regularly scheduled executive sessions with independent Directors; and (ii) there will be no requirement for the Company to obtain shareholder approval prior to an issuance of securities in connection with (a) the acquisition of stock or assets of another company; (b) equity-based compensation of officers, directors, employees or consultants; (c) a change of control; and (d) transactions other than public offerings.

Our controlling shareholder has substantial influence over the Company. Its interests may not be aligned with the interests of our other shareholders, and it could prevent or cause a change of control or other transactions.

Immediately prior to the completion of this offering, the controlling shareholder, Mr. Salim directly control an aggregate of approximately 63.1% and 100% of our issued and outstanding Class A Shares and Class B Shares, respectively. Upon completion of this offering, Mr. Salim will, directly control approximately 56.8% and 100% of our issued and outstanding Class A Shares and Class B Shares, respectively.

Additionally, as discussed above under “Risks Related to Our Business and Industry — There could be a potential conflict of interest between our controlling shareholder Mr. Salim and our Company in the future with respect to the license of DIANA brand”, while Mr. Salim is minimally involved in the day to day management and operations of the Company, because of his extensive experience in the lingerie industry as the previous chief executive officer, the current management of the Company still looks to Mr. Salim for advice regarding the strategic direction of the Company and Mr. Salim consequently retains substantial influence with the current management of the Company. Accordingly, our controlling shareholder will have considerable influence or control over the outcome of any corporate transactions or other matters submitted to the shareholders for approval, including (i) mergers, consolidations, (ii) the election or removal of Directors, (iii) the sale of all or substantially all of our assets, (iv) making amendments to our Amended and Restated Memorandum and Articles of Association, (v) whether to issue additional shares, including to him, (vi) employment, including compensation arrangements, and (vii) the power to prevent or cause a change in control. The interests of our largest shareholder may differ from the interests of our other shareholders. Without the consent of our controlling shareholder, we may be prevented from entering into transactions that could be beneficial to us or our other shareholders. The concentration in the ownership of our shares may cause a material decline in the value of our shares. For more information regarding our principal shareholders and their affiliated entities, see “Principal Shareholders”.

Our controlling shareholder may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

Because our controlling shareholder has control over our corporate matters, his interests may differ from the interests of our Company as a whole and other shareholders. Our controlling shareholder could, for example, appoint directors and management without the requisite experience, relations or knowledge to steer our company properly because of their affiliations or loyalty, and such actions may materially and adversely affect our business and financial condition. Furthermore, he could cause our Company to enter into related party transactions with other entities he has an interest in at unfavourable terms to our Company. Currently, we do not have any arrangements to address potential conflicts of interest between the shareholder and our company. If we cannot resolve any conflict of interest or dispute between us and the shareholders, we would have to rely on legal proceedings, which could disrupt our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

As a “controlled company” under the rules of NYSE American, we may choose to exempt our Company from certain corporate governance requirements that could have an adverse effect on our public shareholders.

Our directors and officers beneficially own a majority of the voting power of our issued and outstanding Class A Shares. Under the NYSE American Company Guide, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including the requirement that a majority of our directors be independent, as defined in NYSE American Rules, and the requirement that our compensation and nominating and corporate governance committees consist entirely of independent directors. Although we do not intend to rely on the “controlled company” exemption under NYSE American Company Guide, we could elect to rely on this exemption in the future. If we elect to rely on the “controlled company” exemption, a majority of the members of our Board of Directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. Accordingly, during any time while we remain a controlled company relying on the exemption and during any transition period following a time when we are no longer a controlled company, you would not have the same protections afforded to shareholders of companies that are subject to all of NYSE American corporate governance requirements. Our status as a controlled company could cause our Class A Shares to look less attractive to certain investors or otherwise harm our trading price.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands with limited liability. Our corporate affairs are governed by our Amended and Restated Memorandum and Articles of Association, the Companies Act and the common law of the Cayman Islands. The rights of shareholders to take action against our Directors and us, actions by minority shareholders and the fiduciary duties of our Directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law. Decisions of the Privy Council (which is the final Court of Appeal for British overseas territories such as the Cayman Islands) are binding on a court in the Cayman Islands. Decisions of the English courts, and particularly the Supreme Court and the Court of Appeal, are which are generally of persuasive authority, but are not binding, on a court in the

Cayman Islands. Decisions of courts in other Commonwealth jurisdictions are similarly of persuasive but not binding authority. The rights of our shareholders and the fiduciary duties of our Directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a different body of securities laws than the United States, and provide significantly less protection to investors. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a judgment of a foreign court of competent jurisdiction without retrial on the merits, provided such judgment imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given; is final; is not in respect of taxes, a fine or a penalty; and was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or public policy of the Cayman Islands.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the Amended and Restated Memorandum and Articles of Association) or to obtain copies of lists of shareholders of these companies. Subject to the foregoing, our Directors are not required under our Amended and Restated Memorandum and Articles of Association to make our corporate records available for inspection by our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as U.S. states. Currently, we plan to rely on home country practice with respect to any corporate governance matter. Accordingly, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of the board of Directors or controlling shareholders than they would as shareholders of a company incorporated in a U.S. state. For a discussion of significant differences between the provisions of the Companies Act and the laws applicable to companies incorporated in a U.S. state and their shareholders, see “Certain Cayman Islands Company Considerations — Differences in Corporate Law.”

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act for so long as we are an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the extended transition period, although we have adopted certain new and revised accounting standards based on transition guidance permitted under such standards earlier. As a result of this election, our future financial statements may not be comparable to other public companies that comply with the public company effective dates for these new or revised accounting standards.

We are a foreign private issuer within the meaning of the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•        the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

•        the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•        the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•        the selective disclosure rules by issuers of material non-public information under Regulation FD.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our financial results on a semi-annual basis through press releases distributed pursuant to the rules and regulations of the NYSE American. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you if you were investing in a U.S. domestic issuer.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last Business Day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on September 30, 2024. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our Directors or Executive Officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid the loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to comply with U.S. federal proxy requirements, and our officers, Directors and 10% shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of the NYSE American. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer.

Our management team lacks experience in managing a U.S.-listed public company and complying with laws applicable to such company, the failure of which may adversely affect our business, financial conditions and results of operations.

Our current management team lacks experience in managing a company publicly traded in the U.S., interacting with public company investors, and complying with the increasingly complex laws pertaining to U.S.-listed public companies. Prior to the completion of this offering, we are a privately owned company operating our businesses mainly in Indonesia and Hong Kong servicing multinational companies in North America. As a result of this offering, our Company will become subject to significant regulatory oversight and reporting obligations under the U.S. federal securities laws. Specifically, our management currently has no U.S.-specific experience in complying with such laws, regulations, and obligations, and it may not successfully or efficiently manage our transition to becoming a U.S.-listed public company. However, we have engaged and will continue to engage US legal counsel, US auditor, and other professionals well versed in this area of practice to assist with our transition into the U.S. market and strive to remain compliant with U.S. laws and regulations. As a result, since these new obligations will require additional and significant attention from our senior management, and could divert their attention away from the day-to-day management of our business and operations, our business, financial conditions, and results of operations could be adversely affected.

We will incur significantly increased costs and devote substantial management time as a result of the listing of our Class A Shares on the NYSE American.

We will incur additional legal, accounting and other expenses as a public reporting company, particularly after we cease to qualify as an emerging growth company. For example, we will be required to comply with the additional requirements of the rules and regulations of the SEC and the NYSE American rules, including applicable corporate governance practices. We expect that compliance with these requirements will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. In addition, we expect that our management and other personnel will need to divert attention from operational and other business matters to devote substantial time to these public company requirements. We cannot predict or estimate the number of additional costs we may incur as a result of becoming a public company or the timing of such costs.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidelines are provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may also initiate legal proceedings against us, and our business may be adversely affected.

If we fail to maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence.

Effective internal control over financial reporting is necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, is designed to prevent fraud. There can be no assurance that our internal controls will continue to be effectively implemented.

Our failure to implement and maintain effective internal controls over financial reporting could result in errors in our financial statements that could result in a restatement of our financial statements, cause us to fail to meet our reporting obligations and cause investors to lose confidence in our reported financial information, which may result in volatility in and a decline in the market price of the Class A Shares.

Certain judgments obtained against us or our auditor by our shareholders may not be enforceable.

We are a Cayman Islands exempted company. Our operating subsidiaries are incorporated and are located in the BVI and Indonesia. Substantially all of our assets are located outside of the United States. In addition, all of our current Directors and officers are nationals and residents of countries other than the United States and substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons or to enforce against us, our Directors and officers, or our auditor judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands, BVI and Indonesia may render you unable to enforce a judgment against our assets or the assets of our Directors and officers. For more information regarding the relevant laws of the Cayman Islands, BVI and Indonesia, see “Enforceability of Civil Liabilities.” As a result of all of the above, our shareholders may have more difficulties in protecting their interests through actions against us, our officers, Directors or major shareholders, or our auditor than would shareholders of a corporation incorporated in a jurisdiction in the United States.

Further issuances of Class B Shares may result in a dilution of the percentage ownership of the existing holders of Class A Shares as a total proportion of Ordinary Shares in the Company.

The Company may issue more Class B Shares. The issuance of additional Class B Shares may result in dilution to holders of our Class A Shares. Each Class A Share entitles its holder to one (1) vote per share, while each Class B Share carries twenty (20) votes per share. As a result, holders of Class B Shares have significantly greater voting power than holders of Class A Shares. If we decide to issue more Class B Shares, it could have the effect of increasing the overall voting power of Class B Shareholders relative to Class A Shareholders, potentially diminishing the influence and control of Class A Shareholders over our company’s affairs.

This dilution in voting power could impact the ability of Class A Shareholders to influence important corporate decisions, including those related to corporate governance, mergers, acquisitions, and other significant transactions. It may also result in decisions that are not aligned with the interests of Class A Shareholders.

Our Company intends to grant employee share options and other share-based awards in the future. Our Company will recognize any share-based compensation expenses in our statements of comprehensive loss. Any additional grant of employee share options and other share-based awards in the future may have a material adverse effect on our results of operation.

In connection with this offering, our Company intends to adopt an employee share incentive plan in 2024, or the 2024 ESIP, for the purpose of granting share-based compensation awards, in an aggregate amount of up to 10% of our issued and outstanding Class A Shares following this offering, to our employees, directors and consultants to incentivize their performance and align their interests with ours. Under the 2024 ESIP, we expect to be permitted to issue options to purchase or share awards of up to 2,250,000 Class A Shares. As of the date of this prospectus, we have not awarded any shares and no options to purchase Class A Shares have been exercised and no Class A Shares have been issued upon exercised vested options, in each case under the 2024 ESIP. As a result of these grants and potential future grants, we expect to continue to incur significant share-based compensation expenses in the future. The amount of these expenses is based on the fair value of the share-based awards. We account for compensation costs for all share options using a fair-value based method and recognize expenses in our statements of profit or loss and other comprehensive income. The expenses associated with share-based compensation will decrease our profitability, perhaps materially, and the additional securities issued under share-based compensation plans will dilute the ownership interests of our shareholders. However, if we limit the scope of our share-based compensation plan, we may not be able to attract or retain key personnel who expect to be compensated by options.

Our Company may be exposed to liabilities under the Foreign Corrupt Practices Act. Any determination that we violated the Foreign Corrupt Practices Act could have a material adverse effect on our business.

Our Company is subject to the Foreign Corrupt Practice Act, or FCPA, and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by U.S. persons and issuers as defined by the statute to obtain or retain business. Our Company will have operations, agreements with third parties, and sales in South-East Asia, which may experience corruption. Bra Pro and MAP’s existing business in Asia creates the risk of unauthorized payments or offers of payments by one of these company’s employees, consultants, or sales agents because these parties are not always subject to their control. It will be our Company’s policy to implement safeguards to discourage these practices by these employees. Also, the existing safeguards and any future improvements may prove to be less than effective. The employees, consultants, or sales agents of our Company, and Bra Pro and MAP may engage in conduct for which our Company might be held responsible. Violations of the FCPA may result in severe criminal or civil sanctions. Our Company may be subject to other liabilities, which could negatively affect the business, operating results, and financial condition. In addition, the government may seek to hold our Company liable for successor liability FCPA violations committed by companies in which our Company invest or acquires.

ENFORCEABILITY OF CIVIL LIABILITIES

Our Company is an exempted company incorporated with limited liability under the laws of the Cayman Islands. We are incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands has a less developed body of securities laws as compared to the United States and provides less protection for investors. In addition, Cayman Islands companies may not have standing to sue before the U.S. federal courts.

All of our current operations are conducted outside of the United States and all of our current assets are located outside of the United States, with the majority of our operations and current assets being located in the BVI and Indonesia. All of the Directors and Executive Officers of our Company and the auditor of our Company resides outside the United States and substantially all of their assets are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon us or any such persons, or to enforce in the United States any judgment obtained in the U.S. courts against us or any of such persons, including judgments based upon the civil liability provisions of the U.S. securities laws or any U.S. state or territory.

We have appointed Cogency Global Inc., 122 E. 42nd Street, 18th Floor, New York, New York 10168 as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Cayman Islands

Mourant Ozannes (Cayman) LLP, our counsel as to Cayman Islands law, has advised us that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of the U.S. courts obtained against us or our Directors or Executive Officers that are predicated upon the civil liability provisions of the U.S. securities laws or any U.S. state; or (ii) entertain original actions brought in the Cayman Islands against us or our Directors or Executive Officers that are predicated upon the U.S. federal securities laws or the securities laws of any U.S. state.

We have been advised by Mourant Ozannes (Cayman) LLP that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the courts of the Cayman Islands would recognize as a valid judgment, a final and conclusive judgment in personam obtained in the federal or state courts of the United States against the Company under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) or, in certain circumstances, an in personam judgment for non-monetary relief, and would give a judgment based thereon provided that (a) such courts had proper jurisdiction over the parties subject to such judgment; (b) such courts did not contravene the rules of natural justice of the Cayman Islands; (c) such judgment was not obtained by fraud; (d) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands; (e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands; and (f) there is due compliance with the correct procedures under the laws of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from United States courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

British Virgin Islands

The constitutional documents of Bra Pro do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between Bra Pro, its officers, directors and shareholders, be arbitrated.

Mourant Ozannes (BVI), our counsel as to British Virgin Islands law, has advised us that there is uncertainty as to whether the courts of the British Virgin Islands would (i) recognize or enforce judgments of the U.S. courts obtained against us or our Directors or Executive Officers that are predicated upon the civil liability provisions of the U.S. securities laws or any U.S. state; or (ii) entertain original actions brought in the British Virgin Islands against us or our Directors or Executive Officers that are predicated upon the U.S. federal securities laws or the securities laws of any U.S. state.

We have been advised by our BVI legal counsel, Mourant Ozannes (BVI), that the courts of the BVI are unlikely (i) to recognize or enforce against us judgments of courts of the United States predicated upon the civil liability provisions of the securities laws of the United States or any State; and (ii) in original actions brought in the BVI, to impose liabilities against us predicated upon the civil liability provisions of the securities laws of the United States or any State, insofar as the liabilities imposed by those provisions are penal in nature. Although there is no statutory enforcement in the BVI of judgments obtained in the United States, the courts of the BVI will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the BVI, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a BVI judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the BVI (awards of punitive or multiple damages may well be held to be contrary to public policy). A BVI Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere. There is recent Privy Council authority (which is binding on the BVI Court) in the context of a reorganization plan approved by the New York Bankruptcy Court which suggests that due to the universal nature of bankruptcy/insolvency proceedings, foreign money judgments obtained in foreign bankruptcy/insolvency proceedings may be enforced without applying the principles outlined above. However, a more recent English Supreme Court authority (which is highly persuasive but not binding on the BVI Court), has expressly rejected that approach in the context of a default judgment obtained in an adversary proceeding brought in the New York Bankruptcy Court by the receivers of the bankruptcy debtor against a third party, and which would not have been enforceable upon the application of the traditional common law principles summarized above and held that foreign money judgments obtained in bankruptcy/insolvency proceedings should be enforced by applying the principles set out above, and not by the simple exercise of the courts’ discretion. We understand that there isn’t any BVI Court judgment or statute that conclusively resolves these conflicting approaches and it remains the case that the law regarding the enforcement of bankruptcy/insolvency related judgments is still in a state of uncertainty.

Indonesia

ABNR, our counsel to Indonesian law, has advised us that Indonesian courts will not recognize judgments of foreign courts and it will be necessary for any matter in which judgment has been obtained in a foreign court to be re-litigated in the Indonesian courts in order to enforce in Indonesia. However, a foreign or international arbitral award can be recognized and enforced in Indonesia as Indonesia has ratified the 1958 New York Convention on the Recognition and Enforcement of Foreign Arbitral Awards (“New York Convention”) through Presidential Decision No. 34 of 1981. The procedures for recognition and enforcement of foreign arbitral awards are further regulated by Arbitration Law.

A foreign arbitral award must first be registered at the District Court of Central Jakarta. The registration must be applied by submitting the application with certain supporting documents. A foreign arbitral award that could be recognized and enforced is an arbitral award that:

a.      the award is issued by an arbitrator or arbitral tribunal in a country with which Indonesia has a treaty, whether bilateral or multilateral, regarding the recognition and enforcement of international arbitral award;

b.      the award is in the domain of commercial law according to Indonesian Law;

c.      the award does not violate Indonesian rules of public policy.

The procedure for enforcement of foreign arbitral awards in Indonesia is regulated by Law number 30 of 1999 and Indonesian Supreme Court Regulation No. 1 of 1990 regarding the Procedure for the Enforcement of Foreign Arbitral Awards, which applies both to arbitral awards made in states bound by the New York Convention and to arbitral awards from states having a relevant bilateral agreement with Indonesia. In addition, to enforce the award it is necessary to register the award with the Clerk of Central Jakarta District Court, obtain a writ of execution (known as an “Exequatur”) from the Chairman of the Central Jakarta District Court or, in case the award which involves Indonesia as one of the parties in dispute, from the Supreme Court of Indonesia (through the Central Jakarta District Court). With respect to this matter, we draw your attention, however, that there have been a number of instances where Indonesian courts have refused to give effect to the enforcement of arbitration agreements or foreign arbitration awards for other specified or unspecified reasons.

USE OF PROCEEDS

Assuming the sale of US$10.0 million of our Class A Shares in this offering, after deducting the estimated underwriting discounts, non-accountable expense allowance and offering expenses payable by us, we expect to receive net proceeds of approximately US$7.5 million from this offering.

Gross proceeds	US$	10,000,000
Underwriting discounts (7% of gross proceeds)	US$	700,000
Underwriting non-accountable expenses (1% of gross proceeds)	US$	100,000
Underwriting accountable expenses	US$	200,000
Other offering expenses	US$	1,500,000
Net proceeds	US$	7,500,000

We intend to use the net proceeds of this offering as follows, and we have ordered the specific uses of proceeds in order of priority.

Description of Use	Estimated Amount of Net Proceeds
Development of digital marketing platform	US$	1,125,000	15%
Research and development	US$	750,000	10%
Expansion of existing B2B business	US$	2,625,000	35%
General working capital and corporate purposes	US$	3,000,000	40%
Total	US$	7,500,000	100%

Development and marketing of the DIANA brand and related products

We intend to use 15% of the net proceeds for the development and marketing of the DIANA brand and related products. We plan to target both online and offline retail segments. For the offline retail segment, we intend to seek strategic locations with busy customer traffic to open one flagship retail outlet in Indonesia, one additional outlet in Europe and a number of pop-up stores/kiosks. We also intend to market the products under the DIANA brand in virtual retailing via our own online selling platform.

Research and development

We intend to use 10% of the net proceeds to research new product segments and to explore new designs within the brasserie segment.

Expansion of existing B2B business

We intend to use 35% of the net proceeds to further expansion of our existing B2B business by exploring other garment product segments such as scrub, uniforms, swimwear, panties, and in technical equipment, which will require further investment to further upgrade product selection that can be offered to the customers. The expansion will enable the Company to do cross-sale of products to national brands and retailers.

Working capital

We plan to use 40% of the net proceeds for additional general working capital and business expansion.

The foregoing represents our current intentions based on our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds differently than as described in this prospectus. To the extent that the net proceeds we receive from this offering are not immediately used for the above purposes, we intend to invest our net proceeds in the short-term, interest-bearing bank deposits or debts instruments.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2024:

•        on an actual basis; being the total capitalization of Bra Pro as the accounting acquirer of BrilliA, the accounting acquiree which has no operation. Please refer to the section entitled “History and Corporate Structure — Basis of consolidation” of this prospectus for more information;

•        on a pro forma basis to reflect the reorganization of the Company, Bra Pro and MAP on April 30, 2024; and

•        on a pro forma as adjusted basis to reflect (i) the reorganization of the Company, Bra Pro and MAP on April 30, 2024, and (ii) the issuance and sale of 2,500,000 Class A Shares in this offering on a firm commitment basis at an assumed initial public offering price of US$4.00 per Ordinary Share, the mid point of the range set forth on the cover page of this prospectus, after deducting underwriting discounts and estimated offering expenses payable by us.

The pro forma as adjusted information below is illustrative only, and our capitalization following the completion of this offering is subject to adjustment based on the actual net proceeds to us from the offering. You should read this table in conjunction with “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.

Shareholders’ Equity	Actual	Pro Forma	Pro Forma As adjusted
	US$	US$	US$
Class A Shares, par value US$0.00005 per share, 900,000,000 Class A Shares authorized, 22,500,000 Class A Shares outstanding on a pro forma basis, 25,000,000 Class A Shares outstanding on a pro forma as adjusted basis(1)(2)	—	6,660,000	14,160,000
Class B Share, par value US$0.00005 per share, 100,000,000 Class B share authorized, 5,625,000 Class B Shares outstanding on a pro forma basis and pro forma as adjusted basis	—	500	500
Merger reserve(3)	—	(5,942,099)	(5,942,099)
Retained earnings(3)	—	7,414,927	7,414,927
Ordinary paid-in capital of Bra Pro(4)	50,000	—	—
Retained earnings of Bra Pro(5)	7,124,266	—	—

Total Shareholders’ Equity	7,174,266	8,133,328	15,633,328
Non-controlling interest(6)	—	7,155	7,155
Total Shareholders’ Equity	7,174,266	8,140,483	15,640,483

Indebtedness
Bank borrowings	—	—	—
Director’s loan	—	—	—

Total Indebtedness	—	—	—

Total Capitalization	7,174,266	8,140,483	8,140,483
Type of Debts	Securities	Terms of repayments	Annual interest rate	Actual	Pro Forma	As adjusted
				$’000		$’000
	—	—	—	—	—	—
	—	—	—	—	—	—
	—	—	—	—	—	—
Total Indebtedness	—	—	—	—	—	—

____________

(1)      The pro forma amount is presented as the being the Class A Shares issued in conjunction with the reorganization of combined entities. Please refer to the section entitled “History and Corporate Structure — Basis of consolidation” of this prospectus for more information.

(2)      Being adjustments arising from the issuance of 2,500,000 Class A Shares for the initial public offering price per share at US$4.00 shown on pro forma as adjusted basis. Reflects the sale of Ordinary Shares in this offering (excluding any Ordinary Shares that may be sold as a result of the underwriters exercising their over-allotment option) at the initial public offering price of $4.00 per share, and after deducting the estimated underwriting discounts and estimated offering expenses payable by us. Additional paid-in capital reflects the net proceeds we expect to receive, after deducting the underwriting discounts, estimated offering expenses payable by us and advisory fees. We estimate that such net proceeds will be approximately US$7,500,000.

(3)      Being adjustments arising from the reorganization of combined entities shown on a pro forma basis and pro forma as adjusted basis. Please refer to the section entitled “History and Corporate Structure — Basis of consolidation” of this prospectus for more information.

(4)      Being the existing share capital of Bra Pro, the accounting acquirer as at March 31, 2024.

(5)      Being retained earnings of Bra Pro, the accounting acquirer as at March 31, 2024.

(6)      Being non-controlling interest, Mr. Chua Kok Guan, who holds the remaining 0.1% of Bra Pro after the reorganization of combined entities shown on a pro forma basis and pro forma as adjusted basis.

DILUTION

If you invest in our Class A Shares, your interest will be diluted to the extent of the difference between the initial public offering price per Ordinary Share and our net tangible book value per Ordinary Share after this offering. Dilution results from the fact that the initial public offering price per Ordinary Share is substantially in excess of the book value per Ordinary Share attributable to the existing shareholders for our presently outstanding Ordinary Share.

Dilution is determined by subtracting net tangible book value per Ordinary Share, after giving effect to the additional proceeds we will receive from this offering, from the assumed initial public offering price of US$4.00 per Ordinary Share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Net tangible book value per share is determined at any date by subtracting our total liabilities and total intangible assets from the total book value of our total assets and dividing the difference by the number of shares of common stock deemed to be outstanding at that date. As at date of this registration statement, 20,000,000 of Class A Shares was issued for the acquisitions of Bra Pro and BrilliA Singapore. On August 8, 2024, the Company gave effect to a forward split of our Class A Shares and Class B Shares at a ratio of 1-for-2 and, immediately following this, a surrender of 17,500,000 Class A Shares and 4,375,000 Class B Shares. Following this, 22,500,000 Class A Shares and 5,625,000 Class B Shares remain issued and outstanding. Total number of Class A Shares will be 25,000,000 upon completion of initial public offering of 2,500,000 Class A Shares.

Our net tangible book value as of March 31, 2024 is US$7.30 million, or US$0.32 per Ordinary Share as of that date.

Without taking into account any other changes in net tangible book value after March 31, 2024, other than (i) the reorganization of the Company, Bra Pro and BrilliA Singapore (together with MAP) and (ii) to give effect to our sale of the Class A Shares offered in this offering at the assumed initial public offering price of US$4.00 per Ordinary Share, the midpoint of the estimated range of the initial public offering price, after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of March 31, 2024 would have been US$15.64 million, or US$0.63 per Ordinary Share. This represents an immediate increase in net tangible book value of US$0.31 per Ordinary Share to the existing shareholders and an immediate dilution in net tangible book value of US$3.37 per Ordinary Share to investors purchasing Class A Shares in this offering.

The following table illustrates this dilution on a per share basis to new investors.

US$
Assumed initial public offering price per share	4.00
Pro forma net tangible book value per share as of March 31, 2024	0.32
Pro forma as adjusted increase in net tangible book value per share attributable to the investors in this offering	0.31
Pro forma as adjusted net tangible book value per share after giving effect to this offering	0.63
Dilution per share to new investors participating in this offering	3.37

If the underwriters exercise their over-allotment option in full, the pro forma as adjusted net tangible book value per share of our common stock, as adjusted to give effect to this offering, would be $0.67 per share, and the dilution in pro forma net tangible book value per share to new investors purchasing shares in this offering would be $3.33 per share.

Each US$1.00 increase (decrease) in the assumed public offering price of US$4.00 per Ordinary Share would increase (decrease) our pro forma as adjusted net tangible book value after giving effect to this offering by US$2.5 million, the pro forma as adjusted net tangible book value per Ordinary Share after giving effect to this offering by US$0.63 per Ordinary Share and the dilution in pro forma as adjusted net tangible book value per Ordinary Share to new investors in this offering by US$3.37 per Ordinary Share, assuming no change to the number of Class A Shares offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and other offering expenses.

The following table summarizes, on a pro forma as adjusted basis as of March 31, 2024, the differences between existing shareholders and the new investors with respect to the number of Class A Shares purchased from us, the total consideration paid and the average price per Ordinary Share paid before deducting the underwriting discounts and commissions and estimated offering expenses (assuming no exercise of the over-allotment option to purchase additional shares of common stock).

	Class A Shares Purchased		Total Consideration			Average Price Per Ordinary Share
	Number	Percent	Amount		Percent
Existing shareholders	22,500,000	90%	US$	6,660,000	40%	US$	0.30
New investors	2,500,000	10%	US$	10,000,000	60%	US$	4.00
Total	25,000,000	100%	US$	16,660,000	100%	US$	0.67

The pro forma as adjusted information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our Class A Shares and other terms of this offering determined at pricing.

DIVIDEND POLICY

While we currently have no plans to distribute dividends, in the event we consider distributing a dividend in the future, our Board shall take into account, among other things, the following factors when deciding whether to propose a dividend and in determining the dividend amount: (a) operating and financial results; (b) cash flow situation; (c) business conditions and strategies; (d) future operations and earnings; (e) taxation considerations; (f) interim dividend paid, if any; (g) capital requirement and expenditure plans; (h) interests of shareholders; (i) statutory and regulatory restrictions; (j) any restrictions on payment of dividends; and (k) any other factors that our board of Directors may consider relevant. The payment of dividends will be determined at the discretion of our board of Directors and is also subject to Cayman Islands law and our articles of association, as amended from time to time. Under the laws of the Cayman Islands, a Cayman Islands company may pay a dividend out of profits or its share premium account, provided that in no circumstances may a dividend be paid out of the share premium account unless, immediately following the date on which the dividend is proposed to be paid, the company shall be able to pay its debts as they fall due in the ordinary course of business. Currently, we do not have any predetermined dividend distribution ratio.

Even if our board of Directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of Directors may deem relevant. In addition, we are a holding company and depend on the receipt of dividends and other distributions from our subsidiary to pay dividends on our Class A Shares.

There are no foreign exchange controls or foreign exchange regulations under current applicable laws of the various places of incorporation of our significant subsidiaries that would affect the payment or remittance of dividends.

HISTORY AND CORPORATE STRUCTURE

As at the date of this prospectus, our Group is comprised of the Company (“BrilliA”) and its subsidiaries, Bra Pro and BrilliA Singapore, and an indirect subsidiary, MAP.

Unless otherwise indicated, all share amounts and per share amounts in this prospectus have been presented giving effect to a forward split of our Class A Shares and Class B Shares at a ratio of 1-for-2 and a surrender of 17,500,000 Class A Shares and 4,375,000 Class B Shares approved by our shareholders and board of directors on August 8, 2024.

Corporate Structure

BrilliA was incorporated in the Cayman Islands on July 14, 2023, under the Companies Act as an exempted company with limited liability. Our authorized share capital is US$50,000 divided into 1,000,000,000 shares, comprising 900,000,000 Class A Shares, par value US$0.00005 per share, and 100,000,000 Class B Shares, par value US$0.00005 per share.

On August 8, 2024, the Company gave effect to a forward split of our Class A Shares and Class B Shares at a ratio of 1-for-2 and, immediately following this, a surrender of 17,500,000 Class A Shares and 4,375,000 Class B Shares. Following this, 22,500,000 Class A Shares and 5,625,000 Class B Shares remain issued and outstanding.

Upon completion of the reorganization, BrilliA became the holding company of Bra Pro, BrilliA Singapore and MAP, with Messrs. Shim Siang Fan, Kendrew, Salim, and Nursalim Podiono each holding 15.8%, 10.6%, 63.1%, and 10.5% of issued Class A Shares of BrilliA prior to the offering.

Basis of consolidation

As part of the reorganization exercise, BrilliA was incorporated as a holding company to effect the reorganization of the entities Bra Pro, BrilliA Singapore and MAP. As BrilliA does not meet the definition of a “business” in accordance with IFRS 3 Business Combinations, the acquisition of 99.99% equity interest in Bra Pro by BrilliA through a share exchange agreement entered on April 30, 2024, was not a business combination under IFRS 3 Business Combinations, but a share-based payment transaction, which will be accounted for in accordance with IFRS 2 Share-based payment. Based on reverse acquisition accounting by analogy, Bra Pro will be identified as the accounting acquirer, while BrilliA will be identified as the accounting acquiree. Consequently, upon completion of the acquisition, the transaction is accounted for in the consolidated financial statements of the legal parent (i.e. BrilliA) as a continuation of the financial statements of the legal subsidiary (i.e. Bra Pro) based on historical values. No deemed issue of shares by Bra Pro under IFRS 2 and any resulting listing expenses are recognized, as the effective equity interests in Bra Pro and the combined entity (i.e. BrilliA and Bra Pro) held by original shareholder of BrilliA is approximately the same before and after the acquisition. Further details of the reorganization involving BrilliA and Bra Pro are disclosed in the below header “Bra Pro”.

On December 5, 2023, BrilliA Holdings (Singapore) Pte Ltd (“BrilliA Singapore”) was incorporated as an investment holding company to facilitate the acquisition of MAP by BrilliA. Before the reorganization exercise, the sole shareholder of BrilliA Singapore was Mr. Koh Wah Seng Philip, who represents the owners of BrilliA solely for the purpose of the incorporation of BrilliA Singapore and was deemed as a transitory to facilitate the acquisition of MAP by BrilliA. On March 7, 2024, BrilliA Singapore consummated the acquisition of MAP pursuant to a share exchange arrangement in which Messrs. Salim and Nursalim Podiono assigned 99.99% of their shares in MAP to BrilliA Singapore, whereby Messrs. Salim and Nursalim Podiono in turn held 94.65% shares of BrilliA Singapore. On March 18, 2024, Mr. Koh Wah Seng Philip transferred his entire shareholding of 5.35% in BrilliA Singapore to Messrs. Salim and Nursalim, resulting in Messrs. Salim and Nursalim holding 80% and 20% equity interest respectively in BrilliA Singapore. Subsequently, BrilliA acquired a 100% equity interest in BrilliA Singapore through a separate share exchange agreement entered on April 30, 2024. These transactions resulted in BrilliA becoming the parent company of BrilliA Singapore, including its subsidiary, MAP.

The shareholding of Mr. Koh Wah Seng Philip in BrilliA Singapore was deemed transitory to facilitate the acquisition of MAP by BrilliA, whereby the shares were subsequently transferred to Messrs. Salim and Nursalim Podiono. As such, BrilliA, BrilliA Singapore and MAP were deemed under common control before and after the reorganization exercise, resulting in the reorganization exercise involving these entities being accounted for by applying the pooling of interest method of accounting and the consolidated financial statements of BrilliA have been accounted for as if the reorganization exercise had occurred from the date when these entities were under common control. Further details of the reorganization involving BrilliA, BrilliA Singapore and MAP are disclosed in the below header “MAP”.

Organization Chart

The chart below sets out our corporate structure as of the date of this prospectus.

Operating Entities

A description of our principal operating subsidiaries is set out below.

Bra Pro

On December 14, 2011, Bra Pro was incorporated in the BVI as a BVI business company limited by shares authorized to issue a maximum of 50,000 shares with a par value of US$1.00 each. Bra Pro is principally engaged in sales and marketing of lingerie’s products executed by MAP, mainly serving customers from the American and European markets. As at April 1, 2021, Bra Pro has 100 issued and outstanding ordinary shares. Shim Siang Fan and Chua Kok Guan each hold 50 shares in Bra Pro. On November 28, 2023, Bra Pro has allotted 49,900 shares to Shim Siang Fan of a consideration of US$49,900, of which a total of 41,176 shares was subsequently transferred to Salim Podiono, Nursalim Podiono and Kendrew Hartanto. The effective equity interest in Bra Pro prior to the reorganization with BrilliA are as follows:

Shareholder	Number of shares	Original equity interest in Bra Pro
Chua Kok Guan	50	0.10%
Shim Siang Fan	8,774	17.55%
Salim Podiono	30,588	61.18%
Nursalim Podiono	4,706	9.41%
Kendrew Hartanto	5,882	11.76%
Total	50,000	100.00%

BrilliA executed the reorganization of Bra Pro on April 30, 2024 pursuant to a share exchange agreement with Messrs. Shim Siang Fan, Kendrew Hartanto, Salim Podiono, and Nursalim Podiono assigned all of their ordinary shares in Bra Pro to BrilliA. As part of a Bra Pro reorganization, Bra Pro became a 99.9% owned subsidiary of BrilliA. Mr. Chua Kok Guan holds the remaining 0.1% of Bra Pro.

MAP

On December 8, 2015, MAP was incorporated in Indonesia as a limited liability company. MAP is principally engaged in fulfilling the execution of lingerie and apparel product orders requested by Bra Pro while offering design conception solutions related to these orders. Before the reorganization exercise, the shareholders of MAP were Messrs. Salim and Nursalim Podiono, holding 80% and 20% equity interest respectively in MAP. As part of the acquisition of MAP, on December 5, 2023, BrilliA Singapore, a Singapore limited liability company, was incorporated for the purpose of acquiring MAP. Before the reorganization exercise, the sole shareholder of BrilliA Singapore was Mr. Koh Wah Seng Philip. On March 7, 2024, BrilliA Singapore consummated the acquisition of MAP pursuant to a share exchange arrangement in which Messrs. Salim and Nursalim Podiono assigned 99.99% of their shares in MAP to BrilliA Singapore, whereby Messrs. Salim and Nursalim Podiono in turn held 94.65% shares of BrilliA Singapore. On March 18, 2024, Mr. Koh Wah Seng Philip transferred his entire shareholding in BrilliA Singapore to Messrs. Salim and Nursalim, resulting in Messrs. Salim and Nursalim holding 80% and 20% equity interest respectively in BrilliA Singapore. BrilliA executed the acquisition of BrilliA Singapore on April 30, 2024 pursuant to a share exchange agreement in which Messrs. Salim and Nursalim Podiono assigned 100% of their shares in BrilliA Singapore to BrilliA. As a result of the reorganization, MAP became a 99.99% indirectly owned subsidiary of BrilliA through BrilliA Singapore, and Mr. Salim holds the remaining 0.01% shares of MAP.

BrilliA Singapore

On December 5, 2023, BrilliA Holdings (Singapore) Pte Ltd (“BrilliA Singapore”) was incorporated in Singapore as a limited liability company. BrilliA Singapore is an investment holding company. On March 7, 2024, BrilliA Singapore consummated the acquisition of MAP pursuant to a share exchange arrangement in which Messrs. Salim and Nursalim Podiono assigned 99.99% of their shares in MAP to BrilliA Singapore, whereby Messrs. Salim and Nursalim Podiono in turn held 94.65% shares of BrilliA Singapore. On March 18, 2024, Mr. Koh Wah Seng Philip transferred his entire shareholding in BrilliA Singapore to Messrs. Salim and Nursalim, resulting in Messrs. Salim and Nursalim holding 80% and 20% equity interest respectively in BrilliA Singapore.

As part of a group reorganization mentioned above, BrilliA Singapore became a 100% directly owned subsidiary of BrilliA.

BRILLIA INC.
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

PAGE
Pro Forma Condensed Combined Statements of Financial Position	39
Pro Forma Condensed Combined Statements of Profit or Loss and Other Comprehensive Income	40
Notes to Pro Forma Condensed Combined Financial Statements	42

The following unaudited pro forma condensed combined financial information has been prepared to present the statement of financial position as at March 31, 2024, and statement of profit or loss and other comprehensive income for the financial year ended March 31, 2023 and 2024 of BrilliA Inc, (the “BrilliA”) to indicate how the combined financial statements of the Company might have looked had the Company been incorporated at the beginning of the periods presented, the acquisition of Bra Pro Limited (“Bra Pro”), BrilliA Holdings (Singapore) Pte Ltd (“BrilliA Singapore”) and PT Mirae Asia Pasifik (“MAP”) and transactions related to the acquisition occurred as of the beginning of the periods presented.

There are no historical financial statements of BrilliA for the financial year ended March 31, 2023 and 2024 since the Company is a holding company with no material assets, liabilities, revenues and has conducted no material business operations since its formation on July 14, 2023.

There are no historical financial statements of BrilliA Singapore for the financial year ended March 31, 2023 and 2024 since BrilliA Singapore has no material assets, liabilities, revenues and has conducted no material business operations since its formation on December 5, 2023.

Refer “History and Corporate Structure” for further details on the basis of consolidation.

The unaudited pro forma condensed combined financial statements and related notes (“Pro forma Financial Statements”) have been prepared based on the historical financial statement of the Company, Bra Pro and MAP in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”). The Pro forma Financial Statements do not contain all of the information required for annual financial statements. Accordingly, they should be read in conjunction with a reading of the historical financial statements and accompanying notes of Bra Pro and MAP included in this prospectus.

The presentation of the unaudited pro forma condensed combined financial information is prepared in conformity with Article 11 of Regulation S-X.

The Pro forma Financial Statements is for illustrative purpose only and are not intended to reflect the results of operations or the financial position of the Company which would have actually resulted had the proposed transaction been effected on the date indicated. Further, the Pro forma Financial Statements are not necessarily indicative of the result of operations that may be obtained in the future. The pro forma adjustments on the reorganization of the combined entities are based in part on historical costs of the assets acquired and of the liabilities assumed, with no adjustments to fair value as discussed in the “History and Corporate Structure — Basis of consolidation” section of this prospectus.

The pro forma adjustments contained in the Pro forma Financial Statements relate to the assumption of all prior and existing liabilities of the Company upon consummation of the acquisition.

BRILLIA INC
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF FINANCIAL POSITION
AS OF MARCH 31, 2024

	Historical				Pro forma
	BrilliA Inc	BrilliA Holdings (Singapore) Pte. Ltd.	Bra Pro Limited	PT Mirae Asia Pasifik	Transaction Accounting Adjustments	Note	Combined
	USD	USD	USD	USD	USD		USD
ASSETS
Non-current assets
Property, plant and equipment, net	—	—	2,403	95,613			98,016
Right-of-use assets	—	—	—	16,651			16,651
Deferred offering costs			836,752	—			836,752
Total non-current assets	—	—	839,155	112,264			951,419

Current assets
Inventories	—	—	7,093,579	—			7,093,579
Trade and other receivables	—	—	11,992,775	499,575	(288,561)	(A)	12,203,789
Amount due from related parties	—	—	460,162	—			460,162
Tax recoverable	—	—	—	59,314			59,314
Cash and cash equivalents	500	34,474	5,953,607	395,022			6,383,603
Total current assets	500	34,474	25,500,123	953,911	(288,561)	(A)	26,200,447
Total assets	500	34,474	26,339,278	1,066,175	(288,561)	(A)	27,151,866

LIABILITIES AND EQUITY
Current liabilities
Trade and other payables	—	1,726	16,803,196	132,290	(287,645)	(A)	16,649,618
Amount due to a shareholder	—	—	56,895	—			56,895
Income tax payable	—	—	2,304,921	—			2,304,921
Total current liabilities	—	1,726	19,165,012	132,290			19,011,384
Total liabilities	—	1,726	19,165,012	132,290	(287,645)	(A)	19,011,384

Capital and reserves
Share capital	500	37,106	50,000	630,795	5,942,099	(B)(D)	6,660,500
Merger reserve	—	—	—	—	(5,942,099)	(D)	(5,942,099)
Retained earning	—	(4,358)	7,124,266	303,090	(8,071)	(A)(B)	7,414,927

Total shareholders’ equity	500	32,748	7,174,266	933,885	(8,071)	(A)(B)(D)	8,133,328
Non-controlling interests	—	—	—	—	7,155	(B)	7,155
Total shareholders’ equity	500	32,748	7,174,266	933,885	(916)	(A)(B)(D)	8,140,483
Total liabilities and equity	500	34,474	26,339,278	1,066,175	(288,561)	(A)(B)(D)	27,151,866

BRILLIA INC
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF PROFIT OR LOSS
AND COMPREHENSIVE INCOME
FOR THE FINANCIAL YEAR ENDED MARCH 31, 2024

	Historical			Pro forma
	BrilliA Holdings (Singapore) Pte. Ltd.	Bra Pro Limited	PT Mirae Asia Pasifik	Transaction Accounting Adjustments	Note	Combined
	USD	USD	USD	USD		USD
Revenue	—	55,755,669	3,238,269	(3,127,983)	(A)	55,865,955
Cost of materials	—	(30,727,929)	—			(30,727,929)
Contract manufacturers charges	—	(16,595,624)	—			(16,595,624)
Other income	—	119,409	121	15,509	(A)	135,039
Depreciation of property, plant and equipment	—	(1,222)	(33,450)			(34,672)
Depreciation of right-of-use assets	—	—	(157,901)			(157,901)
Employee benefit expense	—	(207,720)	(2,025,776)			(2,233,496)
Other expenses	(4,358)	(4,339,266)	(793,197)	3,111,558	(A)	(2,025,263)
Finance costs	—	—	(8,448)			(8,448)
Net loss on impairment of financial assets	—	(235,775)	—			(235,775)

Profit before income taxes	(4,358)	3,767,542	219,618	(916)	(A)	3,981,886
Income tax expenses	—	(621,644)	(80,858)			(702,502)

Profit for the financial year, attributable to the owners of the parent	(4,358)	3,145,898	138,760	(916)	(A)	3,279,384

Weighted average number of ordinary shares
basic and diluted	934,312	17,052	10,000			20,000,000
Earnings per share attributable to ordinary shareholders
basic and diluted	*	184.5	13.9			0.16

Other comprehensive income
Items that may be reclassified subsequently to profit or loss
Gain on foreign currency translation						—
Other comprehensive income, net of tax						—
Total comprehensive income, attributable to the owners of the parent						3,279,384

Profit attributable to:
Owners of the parent						3,276,224
Non-controlling interest				3,160	(B)	3,160
						3,279,384

Total comprehensive income attributable to:
Owners of the parent						3,276,224
Non-controlling interest				3,160	(B)	3,160
						3,279,384

____________

*        denotes figure less than USD1,000 and 0.1%

BRILLIA INC
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF PROFIT OR LOSS
AND COMPREHENSIVE INCOME
FOR THE FINANCIAL YEAR ENDED MARCH 31, 2023

	Historical			Pro forma
	BrilliA Inc	Bra Pro Limited	PT Mirae Asia Pasifik	Transaction Accounting Adjustments	Note	Combined
	USD	USD	USD	USD		USD
Revenue	—	51,613,062	3,220,427	(1,897,968)	(A)	52,935,521
Cost of materials	—	(28,505,060)	—			(28,505,060)
Contract manufacturers charges	—	(15,287,144)	—			(15,287,144)
Other income	—	9,981	428			10,409
Depreciation of property, plant and equipment	—	(1,314)	(32,927)			(34,241)
Depreciation of right-of-use assets	—	—	(181,020)			(181,020)
Employee benefit expense	—	(170,142)	(2,081,802)			(2,251,944)
Other expenses	—	(2,644,225)	(647,379)	1,880,855	(A)	(1,410,749)
Finance costs	—	—	(30,881)			(30,881)
Net loss on impairment of financial assets	—	(17,670)	—			(17,670)

Profit before income taxes	—	4,997,488	246,846	(17,113)		5,227,221
Income tax expenses	—	(824,586)	(60,984)			(885,570)

Profit for the financial year, attributable to the owners of the parent	—	4,172,902	185,862	(17,113)		4,341,651

Weighted average number of ordinary shares
basic and diluted	N/A	100	10,000		(C)	20,000,000
Earnings per share attributable to ordinary shareholders
basic and diluted	N/A	41,729.02	18.59		(C)	0.22

Other comprehensive income
Items that may be reclassified subsequently to profit or loss
Gain on foreign currency translation				49	(B)	49
Other comprehensive income, net of tax				49		49
Total comprehensive income, attributable to the owners of the parent				(17,064)		4,341,702

Profit attributable to:
Owners of the parent						4,337,461
Non-controlling interest				4,192	(B)	4,192
				4,192		4,341,653

Total comprehensive income attributable to:
Owners of the parent						4,337,510
Non-controlling interest				4,192	(B)	4,192
				4,192		4,341,702

BRILLIA INC
NOTES TO PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

Pro forma Adjustments

The pro forma adjustments are based on BrilliA’s preliminary estimates and assumptions that are subject to change. The following adjustments have been reflected in the Pro forma Financial Statements:

A.     Pro forma adjustment represent the elimination of intercompany balances and transactions between Bra Pro and MAP, and foreign exchange differences.

	March 31, 2024	March 31, 2023
	USD	USD
Commission expense	3,112,474	1,897,968
Sample income	15,509	—

B.      Pro forma adjustment are to reflect the 0.1% and 0.01% non-controlling interests in Bra Pro and MAP respective upon the completion of acquisition.

C.     Pro forma adjustment reflects issuance of 20,000,000 shares in BrilliA for the acquisition of Bra Pro and MAP.

	March 31, 2024	March 31, 2023
Pro forma adjusted number of share of BrilliA	500	500
Pro forma adjustment to reflect number of share issued by BrilliA for the acquisition of Bra Pro and MAP	19,999,500	19,999,500
Pro forma adjusted weighted average shares	20,000,000	20,000,000
Pro forma adjusted net profit	USD 3,279,384	USD 4,341,651
Pro forma adjusted basic and diluted earning per share	USD 0.16	USD 0.22

(D)    Pro forma adjustment reflects acquisitions of Bra Pro, BrilliA Singapore and MAP, which was accounted for using the acquisition and pooling of interest methods.

	Bra Pro Limited	PT Mirae Asia Pasifik	Combined
	USD	USD	USD
Issuance of shares by BrilliA Inc for acquisitions:
Share capital(1)	6,000,000	660,000	6,660,000
Merger reserve(2)	(6,000,000)	(660,000)	(6,660,000)
Being existing share capital of Bra Pro and MAP:
Share capital(3)	(50,000)	(630,795)	(680,795)
Merger reserve(3)	50,000	630,795	680,795
Reserves(4)			(8,073)
Non-controlling interests(4)			7,157
			(916)

____________

(1)      The pro forma amount is presented as the assumed net of proceeds of this offering of the Class A ordinary shares.

(2)      Being adjustments arising from the reorganization of combined entities shown on a pro forma basis.

(3)      Being adjustments arising from the elimination of the existing shares of Bra Pro and MAP.

(4)      Being adjustments arising from the pro forma adjustments described in Notes (A) and (B).

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR BRA PRO

You should read the following discussion and analysis of our financial condition and results of operations, which are presented in United States Dollar (“USD”) currency, in conjunction with the financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

Bra Pro was incorporated in the British Virgin Islands on December 14, 2011. The registered office of Bra Pro is situated at OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands. The principal place of business of Bra Pro is situation at 12/F, Henley Building 5 Queen’s Road, Central, Hong Kong. Bra Pro is principally engaged in sales and marketing of lingerie’s products, mainly serving the American, European and other markets.

Bra Pro evolved from an Original Design Manufacturer (“ODM”) into a comprehensive cross border solution provider for ladies’ intimate products, covering everything from sourcing raw materials to design, sampling, fitting, production, and logistics management. Bra Pro customers engage Bra Pro for creative product designs and alternatives.

Bra Pro is known in the industry for its strong relationships with global customers and suppliers in the lingerie industry. This shared expertise culminated in our success in providing ladies’ intimates to the global market from Indonesia, Thailand, and PRC. Over the years, Bra Pro has grown into a premier supplier of ladies’ intimate apparel worldwide. Bra Pro primarily focuses on delivering brassieres to over 20 esteemed brands such as Hanes Brands Inc., Jockey International, H&M and Fruit of the Loom. Bra Pro takes pride in offering added services, swift responses, and flexibility to our clients. Bra Pro’s commitment extends to delivering excellent customer satisfaction through competitive pricing, top-notch quality, on-time delivery, and a steadfast commitment to Environmental Social Governance (“ESG”) principles. Bra Pro has a skilled team of designers, engineers, and marketing professionals who are passionate about creating stylish, comfortable, and empowering lingerie for women of all body types. Bra Pro’s customers are generally offered a credit term ranging from 30 to 90 days from delivery depending on their credit rating and relationship with Bra Pro.

Committed to delivering cost-effective and dependable products, Bra Pro is diversifying its business through the licensed brand, DIANA. Bra Pro’s plans include offering high-quality, fashionable lingerie to customers and expanding its product range to include sleepwear, baby wear, active wear, and period panties. Additionally, Bra Pro intends to establish boutique retail stores in Indonesia, Singapore, other ASEAN countries and Europe under the DIANA brand, enhancing our direct customer engagement and brand control. Through developing the DIANA line of products, Bra Pro aims to attain recognition as a lingerie company and retail brand known for exceptional craftsmanship, innovative designs, inclusivity, and ethical practices. Bra Pro’s vision revolves around providing innovative, affordable, high-quality lingerie products that elevate customer satisfaction while fostering opportunities for employee growth.

Reorganization Exercise

Pursuant to share exchange agreements dated April 30, 2024 with the respective shareholders of BrilliA Singapore and Bra Pro, each of the shareholders transferred their respective shares in BrilliA Singapore and Bra Pro to BrilliA, representing in aggregate 100% of the issued share capital of BrilliA Singapore and 99.9% of the issued shares of Bra Pro.

Upon completion of the reorganization, BrilliA became the holding company of Bra Pro, BrilliA Singapore and MAP, with Messrs. Shim Siang Fan, Kendrew, Salim, and Nursalim Podiono each holding 15.8%, 10.6%, 63.1%, and 10.5% of issued Class A Shares of BrilliA prior to the offering.

Further details on the reorganization exercise are disclosed in “History and Corporate Structure” section.

The consolidated financial statements of BrilliA upon completion of the reorganization will consist of the consolidated results of BrilliA, BrilliA Singapore, MAP and Bra Pro. The consolidated financial statements of BrilliA will be prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”), and the reporting currency will be in United Stated Dollar (“USD”).

Basis of consolidation

As part of the reorganization exercise, BrilliA was incorporated as a holding company merely to effect the reorganization of the entities Bra Pro, BrilliA Singapore and MAP. As BrilliA does not meet the definition of a “business” in accordance with IFRS 3 Business Combinations, the acquisition of 99.99% equity interest in Bra Pro by BrilliA through a share exchange agreement is not a business combination, but a share-based payment transaction, which will be accounted for in accordance with IFRS 2 Share-based payment. Consequently, the transaction is accounted for in the consolidated financial statements of BrilliA as a continuation of the financial statements of Bra Pro.

On December 5, 2023, BrilliA Holdings (Singapore) Pte Ltd (“BrilliA Singapore”) was incorporated as an investment holding company, merely to facilitate the acquisition of MAP by BrilliA. Before the reorganization exercise, the sole shareholder of BrilliA Singapore was Mr. Koh Wah Seng Philip. On March 7, 2024, BrilliA Singapore consummated the acquisition of MAP pursuant to a share exchange arrangement in which Messrs. Salim and Nursalim Podiono assigned 99.99% of their shares in MAP to BrilliA Singapore, whereby Messrs. Salim and Nursalim Podiono in turn held 94.65% shares of BrilliA Singapore. On March 18, 2024, Mr. Koh Wah Seng Philip transferred his entire shareholding of 5.35% in BrilliA Singapore to Messrs. Salim and Nursalim, resulting in Messrs. Salim and Nursalim holding 80% and 20% equity interest respectively in BrilliA Singapore. Subsequently, BrilliA acquired a 100% equity interest in BrilliA Singapore through a separate share exchange agreement entered on April 30, 2024. These transactions resulted in BrilliA becoming the parent company of BrilliA Singapore, including its subsidiary, MAP.

The shareholding by Mr. Koh Wah Seng Philip in BrilliA Singapore was deemed transitory to facilitate the acquisition of MAP by BrilliA, whereby the shares were subsequently transferred to Messrs. Salim and Nursalim Podiono. As such, BrilliA, BrilliA Singapore and MAP were deemed under common control before and after the reorganization exercise, resulting in the reorganization exercise involving these entities being accounted for by applying the pooling of interest method of accounting and the consolidated financial statements of BrilliA have been accounted for as if the reorganization exercise had occurred from the date when these entities were under common control.

Upon completion of the reorganization, certain transactions between Bra Pro and MAP will be considered as intercompany transactions and required to be eliminated at consolidation. Had the reorganization being completed at the beginning of the periods presented, the following transactions in for the financial year end March 31, 2023 and 2024 will be required to be eliminated at consolidation:

	March 31, 2023	March 31, 2024
	USD	USD
Commission expense	1,897,968	3,112,474
Sample income	—	15,509

Critical Accounting Policies, Judgements and Estimates

Basis of presentation

The accompanying financial statements of Bra Pro have been prepared in accordance with the provisions of the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and applicable rules and regulations of the Securities and Exchange Commission (“SEC”).

Use of estimates and assumptions

The key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the financial year that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below.

Impairment review of receivables

The management estimates the amount of loss allowance for expected credit loss (“ECL”) on receivables based on the changes in credit risk. The loss allowance amount is measured as the asset’s carrying amount and the present value of estimated future cash flows with the consideration of expected future credit losses. The assessment of the credit risk involves high degree of estimation and uncertainty. When the actual future cash flows are less than expected or more than expected, a material impairment loss or a material reversal of impairment loss may arise.

Allowances for inventories

Management determines whether an allowance is required for inventories obsolescence or slow-moving stock or for any shortfall in net realizable value of inventories by reviewing the inventory listing on a periodic basis. The review involves an analysis of the inventories ageing, a comparison of the carrying value of the inventory items with the respective net realizable value as well as the forecasted demand for the inventories. Arising from the review, management sets up the necessary allowance for obsolete and slow-moving inventories or for any short fall in the net realizable value of the inventories.

Depreciation of property, plant and equipment

Bra Pro’s property, plant and equipment are depreciated on a straight-line basis over their useful lives. Useful lives of these assets are estimated by management based on common life expectancies and usage level of Bra Pro. Changes in the expected level of usage could impact the economic useful lives and the residual values of these assets, therefore future depreciation charges could be revised.

Income taxes

Significant judgement is required in determining the tax allowances, deductibility of certain expenses and taxability of certain income during the estimation of the provision for income taxes. There are transactions during the ordinary course of business for which the ultimate tax determination is uncertain. Bra Pro recognizes tax liabilities based on estimates of whether additional taxes would be due. Where the final tax outcome is different from the amounts that were initially recorded, such differences would impact the income tax and deferred tax provisions in the period in which such determination is made.

Risks and uncertainties

The main manufacturing operations of Bra Pro’s third-party contract manufacturers are in Indonesia. Accordingly, Bra Pro business, financial condition, and results of operations may be influenced by political, economic, and legal environments in Indonesia, as well as by the general state of the economy in Indonesia. Bra Pro’s results may be adversely affected by changes in the political, regulatory and social conditions in Indonesia. Although Bra Pro has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations including its organization and structure, such experience may not be indicative of future results.

Cash and cash equivalents

Cash and cash equivalents primarily consist of bank deposits with original maturities of three months or less, which are unrestricted as to withdrawal and use. Cash and cash equivalents also consist of funds earned from Bra Pro’s operating revenues which were held at third party platform fund accounts which are unrestricted as to immediate use or withdrawal. Bra Pro maintains most of its bank accounts in Hong Kong.

Accounts receivable and impairment review of receivable

Accounts receivable include trade accounts due from customers. Accounts are considered overdue after 30 to 90 days. The management estimates the amount of loss allowance for expected credit loss (“ECL”) on receivables based on the changes in credit risk. The loss allowance amount is measured as the asset’s carrying amount and the present value of estimated future cash flows with the consideration of expected future credit losses. The assessment of the credit risk involves high degree of estimation and uncertainty. When the actual future cash flows are less than expected or more than expected, a material impairment loss or a material reversal of impairment loss may arise. As of March 31, 2023 and 2024, Bra Pro make loss allowance for ECL for accounts receivable amounted to USD42,826 and USD278,601 respectively.

Prepayments

Prepayments are mainly payments made in advance to vendors or services providers for future services. These amounts are not refundable and bear no interest. The prepayments are amortized over the service period.

Inventories

Inventories are stated at the lower of cost and net realizable value. Cost comprises direct materials and, where applicable, direct labor costs and those overheads that have been incurred in bringing the inventories to their present location and condition. Cost is calculated using the first-in-first-out basis. Net realizable value represents the estimated selling price less all estimated costs of completion and costs to be incurred in marketing, selling and distribution.

Other current assets, net

Other current assets, net, primarily consists of other receivables from third parties and a related party. These other receivables are unsecured and are reviewed periodically to determine whether their carrying value has become impaired.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are as follows:

Expected useful lives
Computer equipment	4 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the statements of operations and comprehensive income. Expenditures for maintenance and repairs are charged to earnings as incurred, while additions, renewals and betterments, which are expected to extend the useful life of assets, are capitalized. The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

Fair value measurement

The accounting standard regarding fair value of financial instruments and related fair value measurements defines financial instruments and requires disclosure of the fair value of financial instruments held by Bra Pro.

The accounting standards define fair value, establish a three-level valuation hierarchy for disclosures of fair value measurement and enhance disclosure requirements for fair value measures. The three levels are defined as follows:

•        Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•        Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

•        Level 3 inputs to the valuation methodology are unobservable and significant to the fair value.

Financial instruments included in current assets and current liabilities are reported in the balance sheets at face value or cost, which approximate fair value because of the short period of time between the origination of such instruments and their expected realization and their current market rates of interest.

Results of Operations

Comparison of Results of Operations for the Financial Years Ended March 31, 2023 and 2024

The following table sets forth a summary of our results of operations for the periods indicated, both in USD thousand amount and as a percentage of its total revenue.

	For the year ended March 31,
	2023		2024
	USD’000	% of revenue	USD’000	% of revenue
Revenue	51,613	100.0%	55,756	100.0%
Cost of revenue	(43,792)	(84.9)%	(47,324)	(84.9)%
Gross profit	7,821	15.1%	8,432	15.1%

Operating expenses
Depreciation of property, plant and equipment	*	*	*	*
Employee benefit expense	(170)	(0.3)%	(208)	(0.4)%
Other expenses	(2,645)	(5.1)%	(4,339)	(7.8)%
Net loss on impairment of financial assets	(18)	*	(236)	(0.4)%
Total operating expenses	(2,833)	(5.4)%	(4,783)	(8.6)%

Profit from operation	4,988	9.7%	3,649	6.5%

Other income	10	*	119	0.2%
Total other income	10	0.0%	119	0.2%

Profit before income taxes	4,998	9.7%	3,768	6.7%

Income tax expense	(825)	(1.6)%	(622)	(1.1)%
Net Income	4,173	8.1%	3,146	5.6%

____________

*        denotes figure less than USD1,000 and 0.1%

Comparison of Year Ended March 31, 2023 and 2024

Revenue

The following table sets forth our revenue by products and service for the periods indicated.

	For the year ended March 31,
	2023		2024
	USD’000	% of revenue	USD’000	% of revenue
Sales of garments:
Brassiere	47,577	92.1%	51,140	91.7%
Bodysuit	3,601	7.0%	2,967	5.3%
Panty	188	0.4%	775	1.4%
Swimsuit	—	—	211	0.4%
Dress	—	—	307	0.6%
Others	—	—	132	0.2%
	51,366	99.5%	55,532	99.6%

Service rendered	247	0.5%	224	0.4%
Total revenue	51,613	100.0%	55,756	100.0%

Bra Pro generate revenue through (i) sales of garments and (ii) service rendered. Revenue from sales of garments primarily focus on delivering brassieres of major brand names worldwide including Vanity Fair, Hanes, Wonderbra, Playtex, Bali, Maidenform, Jockey, Lands’ End, fleur du mal, Kiki de Montparnasse and Bra n Things through international companies including Fruit of Loom Inc, Hanes Brands Inc, Jockey International, Hennes & Mauritz, Canadelle and Li & Fung, which accounted for 92.1% and 94.3% of total revenue respectively for the year ended March 31, 2023 and 2024. Overall revenues increased by USD4.1 million or 8.0%, from USD51.6 million for the year ended March 31, 2023, to USD55.8 million for the year ended March 31, 2024. The overall increase in revenue resulted from increase in sales of garments and service rendered, was mainly attributed to increase in popularity of major brand name in Maidenform where the total sales generated from Maidenform is amounted to USD10.1 million for the financial year ended March 31,2024. However, the increase is mitigated by decrease in revenue generated from Vanity Fair by USD5.7 million as compared to financial year ended March 31, 2023.

The following table sets forth our revenue by export destinations for the periods indicated.

	For the year ended March 31,
	2023		2024
	USD’000	% of revenue	USD’000	% of revenue
North America	38,809	75.2	44,659	80.1%
European	10,960	21.2	8,905	16.0%
Asia Pacific	614	1.2	1,862	3.3%
Latin America	937	1.8	163	0.3%
Middle East	224	0.5	96	0.2%
Others	69	0.1	71	0.1%
Total revenue	51,613	100.0%	55,756	100.0%

____________

*        denotes figure less than USD1,000 and 0.1%

During the year ended March 31, 2023 and 2024, export revenue to North America accounted for 75.2% and 80.1% of the total revenue, respectively, while sales to European accounted for 21.2% and 16.0% of the total revenue, respectively. Export sales to other regions accounted for 3.6% and 3.9% of the total revenue in respective year.

Total revenue increased by 8.0%, from USD51.6 million for the year ended March 31, 2023, to USD55.8 million for the year ended March 31, 2024, primarily due to increase export sales to North America by USD5.9 million or 15.1%, from USD38.8 million for the year ended March 31, 2023 to USD44.7 million for the year ended March 31, 2024. The increase was slightly offset by the decrease of export sales to European by USD2.1 million or 18.8%, from USD10.9 million for the year ended March 31, 2023 to USD8.9 million for the year ended March 31, 2024. The overall increase in revenue resulted from increase in sales of garments and service rendered, was mainly attributed to increase in popularity of major brand name in Maidenform where the total sales generated from Maidenform is amounted to USD10.1 million for the financial year ended March 31,2024. However, the increase is mitigated by decrease in revenue generated from Vanity Fair by USD5.7 million as compared to financial year ended March 31, 2023.

Cost of revenue

The following table sets forth our cost of revenue by products for the periods indicated.

	For the year ended March 31,
	2023		2024
	USD’000	% of revenue	USD’000	% of revenue
Brassiere	42,371	82.1%	43,725	78.4%
Bodysuit	821	1.6%	2,509	4.5%
Panty	600	1.2%	607	1.1%
Swimsuit	—	—	148	0.3%
Dress	—	—	237	0.4%
Others	—	—	98	0.2%
Total cost of revenue	43,792	84.9%	47,324	84.9%

The cost of revenue primarily consists of purchased material, mainly fabric and accessories and the cut, make and trim (“CMT”) fee charged by third-party contract manufacturers. The total cost of revenue increased by USD3.5 million, or 8.1%, from USD43.8 million for the year ended March 31, 2023, to USD47.3 million for the year ended March 31, 2024. The increase was in correspondence to our increase in sales in revenue.

The following table sets forth our cost of revenue by export destinations for the periods indicated.

	For the year ended March 31,
	2023		2024
	USD’000	% of revenue	USD’000	% of revenue
North America	32,625	63.2%	38,214	68.5%
European	10,645	20.7%	7,462	13.4%
Asia Pacific	205	0.4%	1,381	2.5%
Latin America	230	0.5%	130	0.2%
Middle East	68	0.1%	82	0.2%
Others	19	*	55	0.1%
Total cost of revenue	43,792	84.9%	47,324	84.9%

____________

*        denotes figure less than USD1,000 and 0.1%

Gross profit

For the year ended March 31, 2023 and 2024, our gross profit were USD7.8 million and USD8.4 million, respectively, and our gross profit margins were 15.1% and 15.1%, respectively. The gross profit margins remain consistent for the year ended March 31, 2023 and 2024.

Operating expenses

The following table sets forth a breakdown of our operating expenses and the ratio of operating expenses to revenue for the periods indicated.

	For the year ended March 31,
	2023		2024
	USD’000	% of revenue	USD’000	% of revenue
Operating expenses
Depreciation of property, plant and equipment	*	*	*	*
Employee benefit expense	(170)	(0.3)%	(208)	(0.4)%
Other expenses	(2,645)	(5.1)%	(4,339)	(7.8)%
Net loss on impairment of financial assets	(18)	*	(236)	(0.4)%
Total operating expenses	(2,833)	(5.4)%	(4,783)	(8.6)%

____________

*        denotes figure less than USD1,000 and 0.1%

Our operating expenses increased by USD2.0 million, or 68.8%, from USD2.8 million for the year ended March 31, 2023, to USD4.8 million for the year ended March 31, 2024.

Employee benefit expense consisted primarily salary and welfare expenses, which accounted for 0.3% and 0.4% of total revenue for respective year.

Other expenses consisted primarily of service fee paid to MAP for support services on arrangement of CMT orders placed with third-party contract manufacturers and export arrangements to customers. Other expenses increased by USD1.7 million, or 64.1%, from USD2.6 million for the year ended 31 March 2023, to USD4.3 million for the year ended March 31, 2024, mainly due to increase in sales for the year.

Other income

Other income primarily consisted of samples fee charged to customers. Other income increased by approximately USD0.1 million, or more than 100% is mainly due to higher interest income earned from fixed deposit placement in bank.

Income tax expense

Marginal decrease in income tax expense from USD0.82 million for the year ended March 31, 2023, to USD0.62 million for the year ended March 31, 2024. The decrease is generally in line with the decrease in our profit for the year.

Net income

As a result of the foregoing, our net income decreased by USD1.0 million, or 24.6%, from USD4.2 million for the year ended March 31, 2023, to USD3.2 million for the year ended March 31, 2024.

Liquidity and Capital Resources;

Bra Pro accounts have been prepared assuming that Bra Pro will continue as a going concern basis. The going concern basis assumes that assets are realized and liabilities are extinguished in the ordinary course of business at amounts disclosed in the financial statements. Bra Pro’s ability to continue as a going concern depends upon aligning its sources of funding (debt and equity) with the expenditure requirements of Bra Pro and repayment of the short-term debt facilities, if any, as and when they fall due.

Bra Pro has considered whether there is substantial doubt about its ability to continue as a going concern. Cash flow from operations and capital contributions and loans from shareholders have been utilized to finance the working capital requirements of Bra Pro. Bra Pro’s working capital was USD4.2 million as of March 31, 2024. And Bra Pro had a positive balance of USD6.0 million in cash and cash equivalents, which is unrestricted as to withdrawal and use as of March 31, 2024. In view of these circumstances, the management has given consideration to the future liquidity and performance of Bra Pro and its available sources of finance in assessing whether Bra Pro will have sufficient financial resources to continue as a going concern.

Cash Flows Analysis

The following table sets forth a summary of our cash flows for the periods indicated.

	For the year ended March 31,
	2023	2024
	USD’000	USD’000
Net cash provided by operating activities	11,044	(177)
Net cash (used in)/provided by investing activities	—	—
Net cash used in financing activities	(6,491)	(2,782)
(Decrease)/Increase in cash and cash equivalents	4,553	(2,959)
Cash and cash equivalents at the beginning of the period	4,360	8,913
Cash and cash equivalents at the end of the period	8,913	5,954

Operating Activities

For the year ended March 31, 2023, net cash generated from operating activities of USD11.0 million primarily resulted from our net income of USD4.2 million, as adjusted for non-cash items and changes in operating activities. Adjustments for non-cash items consisted of depreciation of fixed asset and impairment loss on trade receivables.

Changes in operating assets and liabilities mainly included:

(i)     decrease in inventories of USD4.0 million;

(ii)    decrease in accounts receivable of USD3.4 million;

(iii)   decrease in accounts payable of USD1.3 million.

For the year ended March 31, 2024, net cash used in operating activities of USD0.2 million primarily resulted from our net income of USD3.2 million, as adjusted for non-cash items and changes in operating activities. Adjustments for non-cash items consisted of depreciation of fixed asset and impairment loss on trade receivables.

Changes in operating assets and liabilities mainly included:

(i)     increase in inventories of USD1.4 million;

(ii)    increase in accounts receivable of USD5.6 million;

(iii)   increase in accounts payable of USD2.8 million.

Investing Activities

For the year ended March 31, 2023 and 2024, there are no investing activities.

Financing Activities

For the year ended March 31, 2023, net cash used in financing activities was USD6.5 million, which was primarily driven by dividends paid to shareholders of USD6.3 million, repayment to shareholder of USD0.1 million and advance to related parties of USD0.1 million.

For the year ended March 31, 2024, net cash used in financing activities was USD2.8 million, which was primarily driven by dividends paid to shareholders of USD2.5 million and advance to related parties of USD0.4 million.

Off Balance Sheet Arrangements

As of March 31, 2023 and 2024, Bra Pro had no off-balance sheet financing arrangements.

Contractual Commitments

As of March 31, 2023 and 2024, Bra Pro did not have any capital commitments.

Concentration of Credit Risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to Bra Pro. Bra Pro’s credit risk is primarily attributable to its cash and cash equivalents, trade receivables, other receivables, and amounts due from related parties.

As at March 31, 2024, approximately 82.9% (2023: 76.9%) of Bra Pro’s trade receivable arose from 3 customers (2023: 3 customers). In order to minimize the credit risk, the management has delegated a team responsible for determination of credit limits and credit approvals. Our accounts receivable is short term in nature and the associated risk is minimal. Bra Pro conduct credit evaluations on our clients and generally do not require collateral or other security from such clients. Bra Pro periodically evaluate the creditworthiness of the existing clients in determining an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific clients.

Customer concentration risk

For the financial years ended March 31, 2023 and 2024, 3 customers accounted for 89.8% and 82.2% respectively of our total revenue. No other customer accounts for more than 10% of our revenue for the financial years ended March 31, 2023 and 2024.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR MAP

You should read the following discussion and analysis of our financial condition and results of operations, which are presented in Indonesia Rupiah (“IDR”) currency, in conjunction with the financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

MAP was incorporated in the Republic of Indonesia on December 8, 2015. The registered office and principal place of business of MAP is at Jalan Jembatan III Barat Kav Blok B No. 7, Kel. Penjaringan, Kec. Penjaringan, Jakarta Utara, DKI Jakarta, Indonesia (Kode Pos: 14440). MAP is principally engaged in providing wholesale trading of clothing and other management consultation activities.

MAP is known in the industry for its specialty in meticulous designing and order execution that have been received by customers and placed to the appointed contract manufacturers. This shared expertise culminated in MAP’s success in providing ladies’ intimates to the global market from Indonesia, Thailand, and PRC. MAP takes pride in offering added services, swift responses, and flexibility to its clients. MAP’s commitment extends to delivering excellent customer satisfaction through competitive pricing, top-notch quality, on-time delivery, and a steadfast commitment to Environmental Social Governance (“ESG”) principles. MAP has a skilled team of designers, engineers, and marketing professionals who are passionate about creating stylish, comfortable, and empowering lingerie for women of all body types.

Reorganization Exercise

BrilliA consummated the reorganization of MAP via BrilliA Singapore and Bra Pro. Pursuant to share exchange agreements dated April 30, 2024, with the respective shareholders of BrilliA Singapore and Bra Pro, each of the shareholders has transferred their respective shares in BrilliA Singapore and Bra Pro to BrilliA, representing in aggregate 100% of the issued share capital of BrilliA Singapore and 99.9% of the issued shares of Bra Pro.

Upon completion of the reorganization, BrilliA became the holding company of Bra Pro, BrilliA Singapore and MAP, with Messrs. Shim Siang Fan, Kendrew, Salim, and Nursalim Podiono each holding 15.8%, 10.6%, 63.1%, and 10.5% of issued Class A Shares of BrilliA prior to the offering.

Further details on the reorganization exercise are disclosed in “History and Corporate Structure” section.

The consolidated financial statements of BrilliA upon completion of the reorganization will consist of the consolidated results of BrilliA, BrilliA Singapore, MAP and Bra Pro. The consolidated financial statements of BrilliA will be prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”), and the reporting currency will be in United Stated Dollar (“USD”).

Basis of consolidation

As part of the reorganization exercise, BrilliA was incorporated as a holding company merely to effect the reorganization of the entities Bra Pro, BrilliA Singapore and MAP. As BrilliA does not meet the definition of a “business” in accordance with IFRS 3 Business Combinations, the acquisition of 99.99% equity interest in Bra Pro by BrilliA through a share exchange agreement was not a business combination, but a share-based payment transaction, which will be accounted for in accordance with IFRS 2 Share-based payment. Consequently, the transaction is accounted for in the consolidated financial statements of BrilliA as a continuation of the financial statements of Bra Pro.

On December 5, 2023, BrilliA Holdings (Singapore) Pte Ltd (“BrilliA Singapore”) was incorporated as an investment holding company, merely to facilitate the acquisition of MAP by BrilliA. Before the reorganization exercise, the sole shareholder of BrilliA Singapore was Mr. Koh Wah Seng Philip. On March 7, 2024, BrilliA Singapore consummated the acquisition of MAP pursuant to a share exchange arrangement in which Messrs. Salim and Nursalim Podiono assigned 99.99% of their shares in MAP to BrilliA Singapore, whereby Messrs. Salim and Nursalim Podiono in turn held 94.65% shares of BrilliA Singapore. On March 18, 2024, Mr. Koh Wah Seng Philip transferred his entire shareholding of 5.35% in BrilliA Singapore to Messrs. Salim and Nursalim, resulting in Messrs. Salim and Nursalim holding 80% and 20% equity interest respectively in BrilliA Singapore. Subsequently, BrilliA acquired a 100% equity interest in BrilliA Singapore through a separate share exchange agreement entered on April 30, 2024. These transactions resulted in BrilliA becoming the parent company of BrilliA Singapore, including its subsidiary, MAP.

The shareholding by Mr. Koh Wah Seng Philip in BrilliA Singapore was deemed transitory to facilitate the acquisition of MAP by BrilliA, whereby the shares were subsequently transferred to Messrs. Salim and Nursalim Podiono. As such, BrilliA, BrilliA Singapore and MAP were deemed under common control before and after the reorganization exercise, resulting in the reorganization exercise involving these entities being accounted for by applying the pooling of interest method of accounting and the consolidated financial statements of BrilliA have been accounted for as if the reorganization exercise had occurred from the date when these entities were under common control.

Upon completion of the reorganization, certain transactions between Bra Pro and MAP will be considered as intercompany transactions and required to be eliminated at consolidation. Had the reorganization being completed at the beginning of the periods presented, the following transactions in for the financial year end March 31, 2022, 2023 and 2024 will be required to be eliminated at consolidation:

	March 31, 2023	March 31, 2024	March 31, 2024
	IDR’000	IDR’000	USD
Services for order management solution	28,687,423	51,144,617	3,127,983

Critical Accounting Policies, Judgements and Estimates

Basis of presentation

The accompanying financial statements of MAP have been prepared in accordance with the provisions of the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and applicable rules and regulations of the Securities and Exchange Commission (“SEC”).

Use of estimates and assumptions

In preparing the financial statements, management has made judgements and estimates that affect the application of MAP’s accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to estimates are recognized prospectively. Estimates are based on historical experience and other factors, including expectations about future events that may have a financial impact on MAP and that are believed to be reasonable under the circumstances.

(i)     Judgements

Management is of the opinion that there are no instances of application of judgement expected to have a significant effect on the amounts recognized in the financial statements.

(ii)    Assumptions and estimation uncertainties

The key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the financial year that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below.

Depreciation of property, plant and equipment

MAP’s property, plant and equipment are depreciated on a straight-line basis over their useful lives. Useful lives of these assets are estimated by management based on common life expectancies and usage level of MAP. Changes in the expected level of usage could impact the economic useful lives and the residual values of these assets, therefore future depreciation charges could be revised.

Impairment review of receivables

The management estimates the amount of loss allowance for expected credit loss (“ECL”) on receivables based on the changes in credit risk. The loss allowance amount is measured as the asset’s carrying amount and the present value of estimated future cash flows with the consideration of expected future credit losses. The assessment of the credit risk involves high degree of estimation and uncertainty. When the actual future cash flows are less than expected or more than expected, a material impairment loss or a material reversal of impairment loss may arise.

Income taxes

Significant judgement is required in determining the tax allowances, deductibility of certain expenses and taxability of certain income during the estimation of the provision for income taxes. There are transactions during the ordinary course of business for which the ultimate tax determination is uncertain. MAP recognize tax liabilities based on estimates of whether additional taxes would be due. Where the final tax outcome is different from the amounts that were initially recorded, such differences would impact the income tax and deferred tax provisions in the period in which such determination is made.

Risks and uncertainties

The main operations of MAP are in Indonesia. Accordingly, MAP’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in Indonesia, as well as by the general state of the economy in Indonesia. MAP’s results may be adversely affected by changes in the political, regulatory and social conditions in Indonesia. MAP believes that it is following existing laws and regulations including its organization and structure, such experience may not be indicative of future results.

Foreign currency translation and transaction

Items included in the financial statements of MAP’s are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The financial statements are presented in Indonesia Rupiah (“IDR”), which is the functional currency of MAP.

Assets and liabilities denominated in currencies other than the reporting currency are translated into the reporting currency at the rates of exchange prevailing at the balance sheet date. Translation gains and losses are recognized in the statements of income (loss) and comprehensive income (loss) as other comprehensive income or loss. Transactions in currencies other than the reporting currency are measured and recorded in the reporting currency at the exchange rate prevailing on the transaction date. The cumulative gain or loss from foreign currency transactions is reflected in the statements of income (loss) and comprehensive income (loss) as other income (other expenses).

Convenience translation

Translations of balances in the balance sheets, statements of income, statements of changes in shareholders’ equity and statements of cash flows from IDR into USD as of March 31, 2024 is solely for the convenience of the readers and are calculated at the rate of USD1.00 = IDR15,853. No representation is made that the IDR amounts could have been, or could be, converted, realized or settled into USD at such rate, or at any other rate.

Cash and cash equivalents

Cash and cash equivalents primarily consist of bank deposits with original maturities of three months or less, which are unrestricted as to withdrawal and use. Cash and cash equivalents also consist of funds earned from MAP’s operating revenues which were held at third party platform fund accounts which are unrestricted as to immediate use or withdrawal. MAP maintains most of its bank accounts in Indonesia.

Accounts receivable and allowance for doubtful accounts

Accounts receivable include trade accounts due from customers. Accounts are considered overdue after 30 to 90 days. Management reviews its receivables on a regular basis to determine if the bad debt allowance is adequate and provides allowance when necessary. The allowance is based on management’s best estimates of specific losses on individual customer exposures, as well as the historical trends of collections. Account balances are charged off against the allowance after all means of collection have been exhausted and the likelihood of collection is not probable. As of March 31, 2023 and 2024, MAP did not make allowance for doubtful accounts for accounts receivable, respectively, since the respective balance matured within one year and fully settled in subsequent.

Prepayments

Prepayments are mainly payments made in advance to vendors or services providers for future services and prepaid rent. These amounts are not refundable and bear no interest. The prepayments are amortized over the service period.

Deposits

Deposits are mainly for rent and utilities. These amounts are refundable and bear no interest. The deposits usually have a one-year term and are refundable upon contract termination.

Other current assets, net

Other current assets, net, primarily consists of other receivables from third parties. These other receivables are unsecured and are reviewed periodically to determine whether their carrying value has become impaired.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are as follows:

Expected useful lives
Motor vehicles	8 years
Furniture and fittings	4 years
Machinery and equipment	8 years
Computer equipment	4 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the statements of operations and comprehensive income. Expenditures for maintenance and repairs are charged to earnings as incurred, while additions, renewals and betterments, which are expected to extend the useful life of assets, are capitalized. MAP also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

Fair value measurement

The accounting standard regarding fair value of financial instruments and related fair value measurements defines financial instruments and requires disclosure of the fair value of financial instruments held by MAP.

The accounting standards define fair value, establish a three-level valuation hierarchy for disclosures of fair value measurement and enhance disclosure requirements for fair value measures. The three levels are defined as follows:

•        Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•        Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

•        Level 3 inputs to the valuation methodology are unobservable and significant to the fair value.

Financial instruments included in current assets and current liabilities are reported in the balance sheets at face value or cost, which approximate fair value because of the short period of time between the origination of such instruments and their expected realization and their current market rates of interest.

Right-of-use assets and leases

A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

For contracts entered into or modified on or after the date of initial application of IFRS 16 or arising from business combinations, MAP assesses whether a contract is or contains a lease based on the definition under IFRS 16 at inception, modification date or acquisition date, as appropriate. Such contract will not be reassessed unless the terms and conditions of the contract are subsequently changed.

Results of Operations

Comparison of Results of Operations for the Financial Years Ended March 31, 2023 and 2024

The following table sets forth a summary of our results of operations for the periods indicated, both in IDR thousand amount and as a percentage of its total revenue.

	For the year ended March 31,
	2023		2024
	IDR’000	% of revenue	IDR’000	% of revenue	USD	% of revenue
Revenue	48,506,073	100.0%	51,336,282	100.0%	3,238,269	100.0%
Operating expenses
Depreciation of property, plant and equipment	(495,943)	(1.0)%	(530,279)	(1.0)%	(33,450)	(1.0)%
Depreciation of right-of-use assets	(2,726,527)	(5.6)%	(2,503,199)	(4.9)%	(157,901)	(4.9)%
Employee benefit expense	(31,356,099)	(64.6)%	(32,114,633)	(62.6)%	(2,025,776)	(62.6)%
Other expenses	(9,750,819)	(20.1)%	(12,574,552)	(24.5)%	(793,197)	(24.5)%
Total operating expenses	(44,329,388)	(91.4)%	(47,722,663)	(93.0)%	(3,010,324)	(93.0)%

Profit from operation	4,176,685	8.6%	3,613,619	7.0%	227,945	7.0%
Other income	6,443	*	1,915	*	121	*
Total other income	6,443	*	1,915	*	121	*

Finance expenses	(465,128)	(1.0)%	(133,928)	(0.3)%	(8,448)	(0.3)%
Total finance expenses	(465,128)	(1.0)%	(133,928)	(0.3)%	(8,448)	(0.3)%

Profit before income taxes	3,718,000	7.7%	3,481,606	6.7%	219,628	6.7%
Income tax expense	(918,544)	(1.9)%	(1,281,845)	(2.5)%	(80,858)	(2.5)%
Net Income	2,799,456	5.8%	2,199,761	4.2%	138,760	4.2%

____________

*        denotes figure less than 0.1%

Comparison of Year Ended March 31, 2023 and 2024

Revenue

The following table sets forth our revenue by products and service for the periods indicated.

	For the year ended March 31,
	2023		2024
	IDR’000	% of revenue	IDR’000	% of revenue	USD	% of revenue
Service for samples preparation	174,380	0.4%	241,534	0.5%	15,236	0.5%
Services for order management solution	48,331,693	99.6%	51,094,748	99.5%	3,223,033	99.5%
Total revenue	48,506,073	100.0%	51,336,282	100.0%	3,238,269	100.0%

MAP generate revenue primarily from render of service to two customers, where MAP were being appointed as the agent providing management services from order allocation to CMTP (cut, manufacturing, trimming, and packing) contract manufacturers, logistics arrangements for export of the finished goods to the specified location as instructed by the customer.

Total revenues increased by IDR2.8 billion or 5.8%, from IDR48.5 billion for the year ended March 31, 2023, to IDR51.3 billion for the year ended March 31, 2024. Increase in revenue is in line with the increase in revenue of the related company, namely Bra Pro.

No geographical segment information presented as the MAP’s operations are conducted predominantly in Indonesia.

Operating expenses

The following table sets forth a breakdown of our operating expenses and the ratio of operating expenses to revenue for the periods indicated.

	For the year ended March 31,
	2023		2024
	IDR’000	% of revenue	IDR’000	% of revenue	USD	% of revenue
Operating expenses
Depreciation of property, plant and equipment	(495,943)	(1.0)%	(530,279)	(1.0)%	(33,450)	(1.0)%
Depreciation of right-of-use assets	(2,726,527)	(5.6)%	(2,503,199)	(4.9)%	(157,901)	(4.9)%
Employee benefit expense	(31,356,099)	(64.6)%	(32,114,633)	(62.6)%	(2,025,776)	(62.6)%
Other expenses	(9,750,819)	(20.1)%	(12,574,552)	(24.5)%	(793,197)	(24.5)%
Total operating expenses	(44,329,388)	(91.4)%	(47,772,663)	(93.0)%	(3,010,324)	(93.0)%

Our operating expenses increased by IDR3.4 billion, or 7.8%, from IDR44.3 billion for the year ended March 31, 2023, to IDR47.7 billion for the year ended March 31, 2024.

Employee benefit expenses consist of salary and welfare expenses, which accounted for 64.6% and 62.6% of total revenue for respective year.

Other expenses consisted primarily of rental of office and apartment, courier charges and copier. Other expenses increased by IDR2.9 billion, or 29.0%, from IDR9.7 billion for the year ended March 31, 2023, to IDR12.6 billion for the year ended March 31, 2024 was mainly driven by:

(i)     New warehouse rental incurred from May 2023 onwards;

(ii)    License fee payment of Diana brand

Other income

Other income primarily consisted of bank interest income and gain on disposal of assets.

Finance expenses

Finance expense consisted mainly accreditation of interest expense from lease liabilities arising from leasing of office building and purchase of motor vehicle financed by hire purchase.

Finance expense decreased by IDR0.4 billion, or 71.2%, from IDR0.5 billion for the year ended March 31, 2023, to IDR0.1 billion for the year ended March 31, 2024. The decrease was mainly due to drop in accreditation of interest expense from lease liabilities arising from leasing of office building.

Income tax expense

Income tax expense represents provision for income tax based on estimated chargeable income arising in Indonesia at the statutory rate of 22%.

Our estimated income tax expense increased by IDR0.4 billion, or 39.6% from IDR0.9 billion for the year ended March 31, 2023, to IDR1.3 billion for the year ended March 31, 2024 was generally in line with the increase in our profit for the year.

Net income

As a result of the foregoing, our net income decreased by IDR0.6 billion, or 21.4%, from IDR2.8 billion for the year ended March 31, 2023, to IDR2.2 billion for the year ended March 31, 2024.

Liquidity and Capital Resources;

MAP’s accounts have been prepared assuming that MAP will continue as a going concern basis. The going concern basis assumes that assets are realized and liabilities are extinguished in the ordinary course of business at amounts disclosed in the financial statements. MAP’s ability to continue as a going concern depends upon aligning its sources of funding (debt and equity) with the expenditure requirements of MAP and repayment of the short-term debt facilities as and when they fall due.

MAP has considered whether there is substantial doubt about its ability to continue as a going concern. Cash flow from operations and capital contributions and loans from shareholders have been utilized to finance the working capital requirements of MAP. As of March 31, 2024, MAP has positive cash flow from operating activities of IDR10.6 billion. MAP’s operating profits was IDR6.4 billion as of March 31, 2024. And MAP had a positive balance of IDR6.3 billion in cash and cash equivalents, which is unrestricted as to withdrawal and use as of March 31, 2024. In view of these circumstances, the management has given consideration to the future liquidity and performance of MAP and its available sources of finance in assessing whether MAP will have sufficient financial resources to continue as a going concern.

Cash Flows Analysis

The following table sets forth a summary of our cash flows for the periods indicated.

	For the year ended March 31,
	2023	2024
	IDR’000	IDR’000	USD
Net cash provided by operating activities	1,400,389	10,608,839	669,200
Net cash used in investing activities	(137,992)	(888,947)	(56,074)
Net cash used in financing activities	(7,653,280)	(5,513,179)	(347,768)
Increase/(Decrease) in cash and cash equivalents	(6,390,883)	4,206,713	265,358
Cash and cash equivalents at the beginning of the period	7,696,917	2,010,851	126,844
Effects of exchange rate changes on cash and cash equivalents	704,817	44,723	2,820
Cash and cash equivalents at the end of the period	2,010,851	6,262,287	395,022

Operating Activities

For the year ended March 31, 2023, net cash generated from operating activities of IDR1.4 billion primarily resulted from our net income of IDR2.8 billion, as adjusted for non-cash items and changes in operating activities. Adjustments for non-cash items consisted of depreciation of fixed asset, amortization of right-of-use assets and interest expense.

Changes in operating assets and liabilities mainly included:

(i)     increase in accounts receivable of IDR3.8 billion; and

(ii)    increase in accounts payables of IDR0.1 billion.

For the year ended March 31, 2024, net cash generated from operating activities of IDR10.4 billion primarily resulted from our net income of IDR2.6 billion, as adjusted for non-cash items and changes in operating activities. Adjustments for non-cash items consisted of depreciation of fixed asset, amortization of right-of-use assets and interest expense.

Changes in operating assets and liabilities mainly included:

(i)     decrease in accounts receivable of IDR6.1 billion; and

(ii)    increase in accounts payables of IDR1.1 billion

Investing Activities

For the year ended March 31, 2023, net cash used in investing activities was IDR0.1 billion, which was primarily driven by: purchase of property, plant and equipment of IDR0.1 billion.

For the year ended March 31, 2024, net cash used in investing activities was IDR0.9 billion, which was primarily driven by: purchase of property, plant and equipment of IDR0.9 billion.

Financing Activities

For the year ended March 31, 2023, net cash used in financing activities was IDR7.6 billion, which were primarily driven by:

(i)     payments of lease liabilities of IDR3.1 billion and interest expense of IDR0.5 billion; and

(ii)    advances to a shareholder of IDR4.0 billion.

For the year ended March 31, 2024, net cash used in financing activities was IDR5.5 billion, which were primarily driven by:

(i)     payments of lease liabilities of IDR3.1 billion and interest expense of IDR0.1 billion;

(ii)    repayments from a shareholder of IDR7.7 billion; and

(iii)   dividend paid to shareholders of IDR10.0 billion.

Off Balance Sheet Arrangements

As of March 31, 2023 and 2024, MAP had no off-balance sheet financing arrangements.

Contractual Commitments

As of March 31, 2023 and 2024, MAP did not have any capital commitments.

Concentration of Credit Risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to MAP. MAP’s credit risk is primarily attributable to its cash and cash equivalents, trade receivables, other receivables, amounts due from shareholders and amounts due from related parties.

As at March 31, 2024, 100% (2023: 100%) of the MAP’s trade receivables were due from a customer i.e. Bra Pro. In order to minimize the credit risk, the management of MAP has delegated a team responsible for determination of credit limits and credit approvals. Our accounts receivable is short term in nature and the associated risk is minimal. MAP conduct credit evaluations on our clients and generally do not require collateral or other security from such clients. MAP periodically evaluate the creditworthiness of the existing clients in determining an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific clients.

Customer concentration risk

For the financial year ended March 31, 2023 and 2024, 2 customers accounted for 100% and 100% respectively of MAP’s total revenue.

INDUSTRY OVERVIEW

All the information and data presented in this section have been derived from either the Southeast Asia Lingerie Market Analysis, 2022 issued by Grand View Research, Inc in October 2023 and commissioned by our Company (the “Grand View Report”) or from publicly available secondary data online source. Grand View Research, Inc. has advised us that the statistical and graphical information contained herein is drawn from its database and other sources. The following discussion contains projections for future growth, which may not occur at the rates that are projected or at all.

Global Lingerie Market Outlook

Based on the research report issued by Grand View Research, Inc. in October 2023, the global lingerie market was valued at USD88.32 billion in 2022 and is projected to grow at a CAGR of 5.7% through 2030. The lingerie market is expected to be driven by various factors over the coming years, including the growing awareness of wearing the right size, the increasing body-positive generation Z consumer base, and the rising purchasing power of women. In addition, the market is experiencing growth due to the wider availability of a diverse range of products in multiple designs, catering to various purposes such as everyday wear, sportswear, athleisure, and specialty products such as bridal to maternity wear.

The global lingerie market is growing steadily, with more people becoming aware of wearing the right size and a rising demand for diverse designs. For BrilliA, this means there are great opportunities to expand its lingerie business. By offering a wide range of products that cater to different needs, such as everyday wear, sports, and specialty items like bridal lingerie, BrilliA can attract more customers and stay competitive. It’s all about understanding what customers want and meeting those needs with quality products.

Fig.3 Global and Southeast Asia lingerie market size, 2022 (USD Million)

Global Lingerie Market,
USD 88,316.2 Mn
Southeast Asia Lingerie Market,
USD 3,424.8 Mn
Singapore Market,
USD 118.3 Mn
Indonesia Market,
USD 1,056.4 Mn
Thailand Market,
USD 631.1 Mn
Vietnam Market,
USD 568.8 Mn
Philippines Market,
USD 516.1 Mn
Rest of Southeast Asia Market,
USD 312.6 Mn

Source: TAFTAC, API, MTMA, MNMA, SMF, TGMA, TIDI, VITAS, IAF, Cotton Incorporated, Primary Interviews, Grand View Research Analysis

The global lingerie market is marked by intense competition among established and emerging brands, with factors such as brand reputation, product innovation, pricing strategies, marketing efforts, and customer loyalty influencing the competitive landscape. The competition within the market is expected to remain strong as brands aim to capture market share and meet evolving customer demands. Innovation, including wireless bras, seamless construction, inclusive sizing, and sustainability, is a key driver, with brands investing in R&D to align with consumer preferences.

Effective marketing, through advertising, influencer collaborations, and social media, is crucial for brand visibility and consumer connection. As the market evolves, technological advancements, shifting consumer attitudes, and e-commerce’s rise provide opportunities for smaller brands to compete globally. Additionally, a focus on sustainability and ethical practices is seen as a means for brands to differentiate themselves and gain a competitive edge.

SUPPLIER SELECTION CRITERIA BY BRANDS

Suppliers play a crucial role in the success of companies in the lingerie market. Suppliers include suppliers of materials and components and garment vendors/production facilities. The lingerie market is highly competitive and demands high-quality products, innovation, and timely deliveries to meet customer expectations. Major brands in the lingerie market have specific criteria that they consider when choosing suppliers.

Fig.4 Selection criteria considered by major brands while choosing suppliers

Quality Standards
Ethical and Sustainable Practices
Cost Effectiveness
Capacity and Capability
Delivery and Lead Time
Reliability and Communication
Supplier Reputation
Past Business Records

Source: Primary Interviews, Grand View Research

Major lingerie brands prioritize quality, ensuring customer satisfaction and loyalty. Key players like Tennor Holding B.V. (La Perla), Wacoal Holdings Co., Ltd., and Victoria’s Secret Stores, LLC. demonstrate this commitment. Furthermore, ethical and sustainable practices are crucial, with brands aligning with consumer values and collaborating with suppliers committed to ethical and sustainable practices. Suppliers with recognized sustainability certifications, such as GOTS, OEKO-TEX, and Fair Trade, are preferred.

In the intricate web of supplier selection, Bra Pro and MAP adhere to a systematic approach. Bra Pro scrutinizes material suppliers not solely on product offerings but also on values like sustainability, quality, and innovation. Each supplier is carefully vetted to ensure alignment with Bra Pro’s customer’s standards.

Similarly, when assessing garment vendors and production facilities, both Bra Pro and MAP prioritize craftsmanship and dedication alongside technical capability. They seek manufacturers who share their commitment to delivering high-quality products.

In summary, supplier selection is a strategic process aimed at ensuring alignment with their shared goals of sustainability, quality, and innovation, both in materials and production.

Below are list of selected lingerie contract manufacturers Southeast Asia for the purpose of comparison.

SOUTHEAST ASIA LANDSCAPE

As part of our future plan, the Company intends to develop DIANA brand in Southeast Asia. Please see the analysis below on Southeast Asia Linger Market based on the research report issued by Grand View Research, Inc in October 2023.

Southeast Asia Lingerie Market

The Southeast Asia lingerie market size was valued at USD 3.42 billion in 2022 and is expected to grow at a compounded annual growth rate (CAGR) of 5.3% from 2023 to 2030. The rising disposable income levels across the region have resulted in increased consumer spending on fashion and intimate wear. This trend is projected to drive the lingerie market in the region during the forecast period. In addition, the shifting cultural attitudes toward lingerie, emphasizing self-expression and confidence, are expected to further boost the demand for lingerie in the region.

Moreover, women in Southeast Asian countries are increasingly seeking lingerie that prioritizes comfort and well-being. The concept of creating lingerie that prioritizes women’s emotional values and self-expression while considering comfort is a prominent trend in Southeast Asia’s lingerie market. This trend reflects the evolving preferences and values of Southeast Asian consumers, who are increasingly seeking lingerie that aligns with their lifestyles. As a result, lingerie brands that embrace these values and cater to the market’s specific needs are expanding their reach in the countries and are likely to thrive and drive positive changes in the local lingerie industry.

Consumer Trends and Preferences

Southeast Asian women’s lingerie market is influenced by cultural influences, changing societal norms, and evolving fashion sensibilities. The demand for comfortable and stylish lingerie is increasing, with new brands like NEIWAI entering the market.

Another notable trend is the emphasis on body positivity and inclusivity. Consumers are seeking lingerie that celebrates diverse body types, sizes, and shapes, challenging traditional beauty standards. This demand for diversity in the lingerie industry is driving the demand for marketing campaigns featuring models of different ethnicities, ages, and body types. Brands that empower individuals of all backgrounds resonate with consumers, helping them feel seen, valued, and inspired to embrace their unique beauty.

Southeast Asia Lingerie Market Outlook, by Product: Key Takeaways

Fig.13 Southeast Asia lingerie market, by product: Key takeaways

Southeast Asia Lingerie Market By Product Segment

Key Segment Trends (USD Million)

Briefs

Market growth from USD 1,929.1 million in 2022 to USD 2,943.2 million in 2030

Bras

Market growth from USD 1,144.7 million in 2022 to USD 1,704.5 million in 2030

Shapewear

Market growth from USD 100.1 million in 2022 to USD 159.1 million in 2030

Others

Market growth from USD 250.9 million in 2022 to USD 352.0 million in 2030

2,943.2
1,929.1
1,738.1
1,704.5
1,144.7
1,047.2
352.0
250.9
237.2
159.1
100.1
87.8
2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030
Briefs
Bras
Shapewear
Others

Source: TAFTAC, API, MTMA, MNMA, SMF, TGMA, TIDI, VITAS, IAF, Cotton Incorporated, Primary Interviews, Grand View Research

Southeast Asia Lingerie Market Outlook, by Distribution Channel: Key Takeaways

Fig.14 Southeast Asia lingerie market, by distribution channel: Key takeaways

Southeast Lingerie Market
By Distribution Channel Segment
Key Segment Trends
(USD Million)
Offline
Market growth from USD 2,378.4 million in 2022 to USD 3,484.0 million in 2030
Online
Market growth from USD 1,085.3 million in 2022 to USD 1,674.8 million in 2030
3,484.0
2,387.4
2,229.2
1,674.8
1,037.4
881.1
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030
Offline
Online

Source: TAFTAC, API, MTMA, MNMA, SMF, TGMA, TIDI, VITAS, IAF, Cotton Incorporated, Primary Interviews, Grand View Research

Based on the figures above, the Southeast lingerie market by offline distribution channel was valued at USD 2.39 billion in 2022 and is projected to grow to USD 3.48 billion in 2030. The Southeast lingerie market by online distribution channel was valued at USD1.04 billion in 2022 and is projected to grow to USD1.67 billion in 2030.

BrilliA’s business plan aligns with the CAGR growth projections for the Southeast lingerie market. By diversifying its offerings under the licensed brand DIANA and expanding into new product categories such as sleepwear, baby wear, active wear, and period panties, BrilliA aims to capitalize on the projected market growth. This expansion strategy, combined with the establishment of boutique retail stores in key regions, is poised to fuel the company’s growth trajectory in line with the forecasted CAGR.

Additionally, targeting a younger demographic with fast-fashion brands and leveraging online channels, including the company’s website, social media platforms, and influencer partnerships, reflects BrilliA’s commitment to tapping into evolving consumer trends and preferences. These digital initiatives are expected to contribute to the company’s growth momentum, complementing its offline retail presence.

Furthermore, by creating an accessible e-commerce platform and implementing a comprehensive digital marketing strategy encompassing social media marketing, targeted advertisements, and search engine optimization, BrilliA seeks to amplify brand visibility and customer engagement. This concerted effort in online branding and marketing is poised to drive traffic to the company’s website and ultimately contribute to its overall CAGR growth objectives.

In essence, BrilliA’s strategic initiatives are designed to capitalize on the projected CAGR growth of the Southeast lingerie market by expanding its product offerings, enhancing brand visibility both online and offline, and catering to the evolving needs of consumers across different demographics.

Southeast Asia Lingerie Market: Country Outlook

Indonesia accounted for a 30.9% share and held a market size of USD 1,056.4 million in 2022 in the Southeast Asia lingerie market. With a vast and diverse population of over 270 million, nearly half being females, Indonesia presents a significant consumer base for lingerie products. Increased disposable income and growing consumer spending, particularly on fashion and intimate wear, contribute to the high demand for lingerie in the country. In Singapore, the lingerie market is expected to grow at a CAGR of 6.9% from 2023 to 2030. This growth is fueled by fashion-conscious consumers willing to invest in quality lingerie that aligns with the latest trends. The emergence of sustainable lingerie startups like Perk by Kate and Ashley Summer Co further augments the market expansion.

For BrilliA, understanding the market dynamics of key regions like Indonesia and Singapore presents valuable opportunities for strategic expansion. Indonesia’s substantial market size and demographics, with a large and diverse population, make it an attractive target for the company’s growth initiatives. With nearly half of Indonesia’s population being females and the rising disposable income and consumer spending on fashion and intimate wear, BrilliA can capitalize on this growing demand by strategically positioning its DIANA brand and expanding its retail presence in the country.

Similarly, Singapore’s projected growth in the lingerie market, driven by fashion-conscious consumers seeking quality and trendy lingerie, offers BrilliA a promising market segment to target. By aligning its product offerings with the latest trends and emphasizing quality and innovation, BrilliA can carve out a significant market share in Singapore. Moreover, the emergence of sustainable lingerie startups in the region underscores the importance of ethical and eco-friendly practices, which BrilliA can incorporate into its brand identity to appeal to environmentally conscious consumers.

Overall, leveraging the insights from the lingerie market dynamics in Indonesia and Singapore, BrilliA can tailor its business strategies to penetrate these markets effectively, expand its customer base, and drive sustainable growth under the DIANA brand.

STRATEGY MAPPING

Based on the figures above, players that use new product launches and expansions as their strategy to widen their business accounted for more than 50%. Many companies in the Southeast Asia lingerie market focus on product launches to gain a competitive edge over players. By expansion, players widen their market reach and increase product accessibility across regional borders.

BrilliA can leverage the insights from the Southeast Asia lingerie market to inform its business strategies. Given that over 50% of companies in the market focus on new product launches and expansions, BrilliA can adopt similar tactics to drive growth and gain a competitive edge.

For BrilliA, this could mean consistently introducing new and innovative lingerie designs under the DIANA brand, catering to evolving consumer preferences and trends. By emphasizing product quality, fashion-forward designs, and inclusivity, BrilliA can differentiate itself in the market and attract a wider customer base.

Moreover, expanding its presence into new markets within Southeast Asia and beyond, such as Indonesia, Singapore, and other ASEAN countries, aligns with the industry trend of geographical expansion. Establishing boutique retail stores in these regions under the DIANA brand can enhance brand visibility, increase product accessibility, and capture market share in high-potential markets.

By strategically combining new product launches with geographical expansion, BrilliA can effectively widen its business reach, strengthen its market position, and capitalize on the growth opportunities presented in the Southeast Asia lingerie market. This approach aligns with BrilliA’s vision of becoming a globally recognized lingerie company known for innovation, quality, and ethical practices under the DIANA brand.

BUSINESS

Overview

BrilliA was incorporated on July 14, 2023, in the Cayman Islands. BrilliA is the holding company of (i) Bra Pro, which was incorporated in the British Virgin Islands on December 14, 2011, and, (ii) through its subsidiary BrilliA Singapore, MAP, which was incorporated in Indonesia on December 8, 2015. As of the reorganization on April 30, 2024, both Bra Pro and MAP are direct and indirect subsidiaries of BrilliA.

Bra Pro operates primarily as a sales and marketing entity, focusing on maintaining customers relationships and managing orders for lingerie and apparel from these customers. Based on the preferences of these customers, Bra Pro then directly engages with third-party manufacturers, sourcing materials, and establishing supply contracts with them. Bra Pro’s revenue stream comes from payments made by these customers. Bra Pro is a premier supplier of ladies’ intimate apparel worldwide. Some of the key customers of Bra Pro include Fruit of the Loom Inc, Hanes Brands Inc, Jockey International, Hennes & Mauritz, Canadelle and Li & Fung. MAP serves as Bra Pro’s fulfilment partner, overseeing the execution of Bra Pro’s customers’ orders. MAP’s services entail leading the design and prototyping phases of the lingerie and apparel design based on Bra Pro’s customer’s preferences, and ensuring the quality of products manufactured by third-party manufacturers. Bra Pro compensates MAP for these fulfillment services.”

Over the years, Bra Pro together with MAP, has evolved from operating as an Original Design Manufacturer (“ODM”) into a comprehensive cross border solution provider for ladies’ intimate products, including sourcing the lingerie and apparel raw materials, design, sampling, fitting, production, and logistics management for Bra Pro’s customers. This shared expertise between Bra Pro and MAP enabled their continued success in providing ladies’ intimates to customers.

After this offering, we plan to diversify our Group’s business through the licensed brand, DIANA. We believe that developing the DIANA line of lingerie and other apparel products could provide us with a good opportunity to obtain higher margins from our operations since we will be directly involved in selling the products to customers. Further, it allows us to have more control over the development and design of our products which can be used to reinforce our existing customers’ belief in our design capabilities. Our plans include offering high-quality, fashionable lingerie to customers and expanding our product range to include sleepwear, baby wear, active wear, and period panties. Additionally, we intend to establish boutique retail stores in Indonesia, Singapore, other ASEAN countries and Europe under the DIANA brand, enhancing our direct customer engagement and brand control. Through DIANA, we aim to attain recognition as a lingerie company and retail brand known for exceptional craftsmanship, innovative designs, inclusivity, and ethical practices. Our vision revolves around providing innovative, affordable, high-quality lingerie products that elevate customer satisfaction while fostering opportunities for employee growth.

Bra Pro’s Product Offerings

The diagram above showcases the best-selling products demanded by Bra Pro’s customers. For the financial year ended March 31, 2023, the best-selling products from Bra Pro are (i) brassiere, (ii) bodysuits and (iii) panties.

Bra Pro’s Sales and Marketing Team

Bra Pro’s sales and marketing team is led by our Chief Executive Officer, Mr. Kendrew. The role of Bra Pro’s sales and marketing team is to develop a deep understanding of how to identify Bra Pro’s customer needs and create effective marketing strategies to meet them.

One of our key channels for marketing is through word of mouth as Bra Pro’s new customers are usually referred by Bra Pro’s existing customers or business contacts. Our Chief Executive Officer, Mr. Kendrew, and our Chairman of the board of directors and Executive Director, Mr. Salim have long-standing relationships with some of our major customers.

Bra Pro’s sales and marketing team is responsible for establishing and maintaining Bra Pro’s customer relationships and securing orders from customers. Bra Pro’s team also communicates with Bra Pro’s existing customers to understand their needs and market trends, so as to improve Bra Pro’s product range. Through these regular contacts, Bra Pro’s customers provides Bra Pro with valuable feedback on industry trends and developments as well as their requirements. Bra Pro also updates its customers on their product line such as information on new designs and their capabilities. Bra Pro place strong emphasis on understanding the requirements of Bra Pro’s customers and consistently providing them with reliable products that meet their requirements. Bra Pro consider customer feedback a valuable tool for improving its products. Bra Pro’s sales and marketing team is also responsible for handling customers’ complaints and any complaints arising from product defects or service quality and will relay such feedback internally to the relevant teams for follow-up.

Our management meets with the Bra Pro’s sales and marketing team regularly to review Bra Pro’s sales performance and marketing strategies and targets. These regular meetings also allow Bra Pro’ sales and marketing team to highlight issues or problems that they encounter to our management and discuss strategies to resolve these issues or problems in a timely manner.

DIANA brand

Starting in the fourth quarter of 2024, Bra Pro will kickstart the development of the DIANA line of products targeting premium market and younger consumers. The initial launch of the products will be in Indonesia, followed by expansion into ASEAN countries, with the aim of entering the European market within three years of the Indonesian launch.

The timeline, target market and marketing channel as per below.

Time Line	Q2/2024	Q3/2024	Q4/2024	Q2/2025	Q3/2025 – Q1/2027	Q2/2027
Jurisdiction	Indonesia	Singapore	Indonesia	Indonesia	Other Asian Countries	Europe
Malaysia
Channel	Online	Online	Pop Up Stores	Retail Store	Online	Online
Pop Up Stores

The marketing strategy for the DIANA brand will heavily prioritize collaboration with social influencers and utilize social media as a primary marketing channel. Additionally, our pop-up stores will aid consumers less familiar with online shopping, offering them the opportunity to examine the quality of our products first hand. Given that DIANA focuses on high fashion products in Indonesia, ASEAN countries, and Europe, while our existing customers predominantly cater to the fast fashion market in North America, as described above, we anticipate reduced conflict between the two customer bases.

Bra Pro’s Pricing Strategy

Pricing is established during the bidding process by Bra Pro’s customers. Bra Pro tasks MAP initiating production of the lingerie and apparel with the third party manufacturers once Bra Pro’s marketing team successfully secures sales from its customers at the agreed-upon pricing.

Bra Pro’s Customers

As a lingerie design and solutions provider, Bra Pro receive lingerie and apparel product orders from to leading brands in the apparel industry. They include brands such as Vanity Fair, Hanes, Wonderbra, Playtex, Bali, Maidenform, Jockey, Lands’ End, fleur du mal, Kiki de Montparnasse and Bra n Things, through international companies including Fruit of the Loom Inc (subsidiary of Berkshire Hathaway Inc), Hanes Brands Inc (publicly listed company in NYSE), Jockey International, Hennes & Mauritz (publicly listed company in Stockholm Stock Exchange), Canadelle and Li & Fung. Bra Pro schedule regular meetings with Bra Pro’s customers’ operation teams to gather feedback and gain insight into the product quality. This feedback is then provided to MAP, which can help MAP enhance their services, refine processes, and uncover fresh opportunities aligned with Bra Pro’s customer’s evolving business requirements. Additionally, they have the opportunity to evaluate pre-production samples, prototypes, and final products at our headquarters’ showroom, ensuring transparency and collaboration throughout the production journey.

While Bra Pro has long business and working relationships with many of its customers, Bra Pro do not currently have any long-term arrangements with its customers since orders are fulfilled on as required basis based on individual purchase orders.

Bra Pro’s Raw Material Suppliers

Bra Pro directly sources raw materials for the apparel and lingerie such as textile or foam pads from textile suppliers in the PRC and Indonesia.

During the two financial years ended March 31, 2024, and 2023, Bra Pro did not experience any material delays or any material disputes with Bra Pro’s suppliers, or any material adverse consequences from any defective apparel products produced by Bra Pro’s suppliers.

In addition to adhering to selling of products of the highest quality, Bra Pro understands from its contract manufacturers/suppliers that the textile that their textile suppliers use downstream is not derived from raw materials (namely cotton) obtained from forced labor in China’s Xinjiang Uyghur Autonomous Region. Bra Pro generally make known this material preference to their suppliers when placing orders and plan to impose this as a term of their orders effective as of listing. Bra Pro also plans to require the contract manufacturers to obtain a certification from their own PRC suppliers on the source of their raw materials, namely cotton. In any case, the quantity of cotton that Bra Pro is sourcing is minimal for the purposes of Bra Pro’s operations.

Bra Pro’s Manufacturers

As described above, the materials used to make the lingerie and apparel are directly sourced and provided by Bra Pro. However, to optimize cost efficiency and maintain competitiveness, Bra Pro leverages third-party manufacturers and production facilities for the manufacturing process. Bra Pro tasks MAP to collaborate with these third party contract manufacturers to complete orders from Bra Pro’s customers. When evaluating and selecting a contract manufacturer for Bra Pro’s lingerie and apparel orders, Bra Pro considers various factors such as their supplier’s experience in the industry, reputation, technical capabilities, financial strength, staff resources and efficiency. MAP do not enter into any long-term agreement with our suppliers, and we believe that this is in line with common practice in the lingerie and apparels industries. Instead, Bra Pro enter into agreement(s) with purchasing companies on an as required basis. Accounts payable to their suppliers are generally settled by bank transfer, cheque, or letter of credit. Bra Pro generally enjoy a credit term of between 7 to 60 days to settle payments with their third-party purchasing companies.

During the two financial years ended March 31, 2024, and 2023, Bra Pro did not experience any material delays when liaising with, or any material disputes with, Bra Pro’s third party contract manufacturers, or any material adverse consequences from any defective lingerie and other apparel products produced by these manufacturers.

MAP’s operations

As Bra Pro’s fulfillment service provider, MAP’s operations involves (i) design and development, (ii) raw material sourcing, (iii) production management, and (iv) logistic management. Each of these components contributes synergistically to provide high quality products and service for Bra Pro’s customers.

As part of MAP’s design and development process, MAP engages with Bra Pro’s customers directly and perform market trend analysis to create designs aligned with customer specifications. MAP’s in-house design team possesses technical knowledge of apparel and deep experience in the fashion sector. They craft seasonal designs that serve as inspiration, covering elements such as designs, trends, materials, and techniques that resonate with a customer’s brand philosophy. Alternatively, MAP actively works to fulfil customer-specific designs, ensuring they align with the budget and timeline provided. Once the design is approved, MAP proceeds to prototype the product within the sample preparation room located at our headquarters.

MAP has discretion over the choice of raw materials and raw material vendor sourced by its third party suppliers. As part of this process, MAP engages in the selection and assessment of raw material vendors on behalf of its third party suppliers. To uphold quality standards, MAP also conducts independent thorough examinations of samples in their internal laboratory. Furthermore, MAP holds these external raw material vendors to a specific set of prerequisites, ensuring their adherence to global benchmarks such as WRAP, Oeko-Tex and GRS quality standards.

As part of MAP’s production management process, MAP initiates pre-production discussions with MAP’s third party manufacturers. This allows MAP to assess their compatibility before finalizing a time and action calendar, which serves as a comprehensive tool to oversee and govern the production phases. MAP’s quality control mechanisms are established to continuously appraise the performance of the chosen contract manufacturers during the production journey. This assessment considers various factors such as technical proficiency, production quality, capacity, industry standing, tenure, punctual delivery history, as well as financial considerations such as costs and payment conditions.

Within MAP’s logistics management framework, MAP engages in consultations with MAP’s external service providers to facilitate the transport of goods to Bra Pro’s customers’ designated ports or warehouses.

MAP Headquarters

MAP’s Headquarters houses MAP’s office staff for most of their operational needs. It consists of our (i) human resource department, (ii) merchandising department, (iii) finance department, (iv) showroom, (v) in-house library of fabric and trims and accessories, (vi) design team, (vii) quality control labs, (ix) design team and (x) sample room.

Sample Room

In-house Library of Fabric and Trims and Accessories

Merchandising Department

Automatic Pattern Cutter

Pattern Maker

Fabric Cutting Machine

3D Design

Human Resource Department

Finance Department

MAP’s facilities

Bra Pro’s customers and prospective customers are also invited to MAP’s showrooms to verify the quality and designs of the lingerie MAP produces.

Quality Control

The main objectives of quality control in MAP’s operations are to ensure the quality of the goods MAP receives from Bra Pro’s suppliers and minimize incorrectly packed items and hence reduce the cost associated with returning and exchanging these items.

The products undergo a quality control process, which consists of (i) wash lab, (ii) light box, and (iii) lab dip. These procedures are in place to meet the specifications of our diverse customer base and guarantee the accurate color matching as specified by Bra Pro’s customers.

Furthermore, MAP’s Quality Assurance department maintains comprehensive records for cross-referencing in the event of customer complaints.

MAP’s Inventory Procurement and Control

MAP imposes a standardized procedure on procurement and inventory control. The procedure involves careful consideration of material consumption, with an assessment of existing inventory at contracted manufacturers before new procurement. Periodic inventory audits at these facilities are conducted to align data with MAP’s inventory control team and Indonesian Customs records. Random sampling may also be chosen for comparison with quality assurance records to ensure proper inventory management and future usability.

Cyber Security

Our business model does not heavily rely on third-party software or services, particularly those that are directly integrated into its products or operations. This reduces our dependency on external technology and lessens the potential impact of cybersecurity breaches or disruptions originating from these third-party entities. While data breaches and operational disruptions can still occur, the physical presence of our business allows for alternative methods of product distribution and customer service, reducing the overall impact of cybersecurity related incidents on our operations. Despite a lower risk of cybersecurity related incidents materially affecting our operations, after the offering, we plan to prioritize the implementation of cybersecurity measures to maintain a secure and reliable business environment. For example, we plan to (i) incorporate cybersecurity clauses into our business contracts; (ii) include specific security requirements and data protection protocols in our vendor contracts to ensure consistent cybersecurity standards across our supply chain; (iii) educate our employees on cybersecurity threats by providing training for employees to recognize and report phishing attempts, social engineering tactics, and other cyber threats; and (v) implement cybersecurity awareness tools and simulations to test employees’ knowledge and response to potential threats. By implementing these measures, we hope that our ability to respond to and recover from any eventual cybersecurity incidents will be enhanced.

Competition

The lingerie ODM and Original Equipment Manufacturer (“OEM”) market in Indonesia is highly fragmented and competitive. This is attributable to an increasing number of players in the market. Furthermore, in recent years, there has been an increased emphasis by our customers on price efficiency and a comparatively reduced emphasis on quality. Neighboring markets, such as Bangladesh which have overall lower labor costs, are able to provide products at a lower cost to our customers. This has exerted pressure on our margins. We believe that our major competition would be from similar sized regional ODM and OEM companies, which may have a longer established history and possess larger client and supplier base and different competitive strengths.

Nevertheless, our unique value proposition centers around offering a comprehensive suite of services to major lingerie brands and retailers. What truly differentiates us is our asset-light approach, as we abstain from owning any manufacturing facilities. This distinct advantage becomes particularly evident during economic downturns or unexpected events like the COVID-19 outbreak. We prioritize maintaining uncompromised quality, consistently delivering high-quality products compared to competitors in other countries. This commitment has fostered enduring business relationships with our major customers. Moreover, we have deliberately chosen not to engage in direct cost competition with competitors in Bangladesh. Instead, we opt to provide higher value by specializing in more intricate, skill-intensive product offerings, elevating the overall value we deliver to our customers.

With regards to our plans to develop the DIANA brand, the landscape of the existing lingerie and apparel brand market with regards to is highly competitive, we anticipate formidable challenges as we introduce the DIANA brand of products to the consumer market. Established players, with longer histories, well-established client bases and more widely known brands, will vie for market share with us. Moreover, as discussed above, if our competitors source their products neighboring markets, such as Bangladesh, they could offer products at reduced prices, exerting pressure on our margins. However, as discussed above, we believe that our commitment to quality by specializing in intricate and skill-intensive product offerings, discerning customers seeking exceptional lingerie and apparel will be drawn to our overall value proposition.

Further, as described in our risk factor section above, the introduction of the DIANA brand could put Bra Pro in direct competition with our existing customers, which creates conflicts of interest that erodes the trust Bra Pro has fostered with its customers over the years, among other risks. We acknowledge that balancing the possible conflicts of interest between the DIANA brand and our existing customers will be crucial to our long term business success. Nonetheless, we believe this risk is mitigated by our strategy involving DIANA’s brand positioning. The DIANA brand will be targeted towards premium market customers in Asia with Europe at a later date. Our existing customers primarily serve fast fashion brands in North America markets with a reduced presence in Asia and Europe. Furthermore, to address the issues with potential conflicts of interest, there will be a separate team handling the business development of the DIANA brand.

Competitive Strengths

We believe that our success has been primarily a result of our following competitive strengths:

Strong design and sourcing capability.    We take pride in our robust design and sourcing capabilities, setting us apart from other service providers and ODM/OEM players. Our experienced team of designers consistently pushes the boundaries to enhance comfort and fit in our products. Over the years, we have successfully served various markets, from the mass market to high-end designer brands, proving our versatility and commitment to quality. We distinguish ourselves from our competitors by our ability to swiftly transform customer concepts into reality, even when dealing with complex or unique designs, such as those seen in top-tier brands. When customers present their concepts and specify gross margin requirements, we take on the responsibility of designing and proposing the appropriate materials and sewing methods to bring their ideas to life. As a company based in a region poised to be an economic driver for the next decade, with a population of 690 million, we recognize the tremendous opportunities ahead. Currently, there is a noticeable absence of strong regional lingerie brands in Southeast Asia, which is predominantly dominated by international brands. We aim to bridge this gap by offering exceptional lingerie solutions that not only meet market needs but also reflect the unique cultural and regional preferences of our diverse customer base.

We have strong and stable relationships with our customers.    We have developed strong and stable relationships with our key customers in United States of America, Europe, and Canada. We have identified and maintained good relationships with valuable customers, who will typically notify us of their business needs in advance. Our customers regularly return to us for repeat business, and from time to time, they also refer other prospective customers to us. Our customers value our design insights and rely on our industry trend analysis.

Experienced Management.    Our executive management team has extensive experience in the lingerie industry. Mr. Salim and Mr. Kendrew, who are part of the executive management team, have guided the Company to develop sustainable business strategies, anticipate changes in lingerie trends and styles, assess and manage risks, and captured profitable market opportunities. As at the date of this prospectus, we employ more than 171 staff in Indonesia and we supply around 20 esteemed brands with their lingerie products. We believe that the executive management team possess the necessary experience, qualifications, commitment, and leadership skills to manage and sustain our business to ensure that our business continues to develop and grow.

Vertically integrated operation.    We have a vertically integrated operation to provide one-stop apparel supply chain services that ensures high quality at low costs. Our rapid prototyping capability swiftly transforms design concepts into tangible samples, meeting tight deadlines. Our meticulous production management, marked by pre-production assessments and continuous quality checks, reinforces our reliability and adherence to timelines, ensuring customer expectations are met without compromise. We are committed to cost optimization, which enables us to secure premium quality materials while maintaining competitive pricing. This holistic approach puts us in a good position to deliver the lingerie solutions our customers expect.

Growth strategies

Drawing on insights from Grand View, the global lingerie and underwear markets are experiencing robust growth, driven by factors such as increased spending power in emerging economies, heightened fashion awareness, evolving consumer preferences, and a growing emphasis on body positivity. Modern customers seek intimate apparel that seamlessly blends style and comfort. With the global lingerie market currently valued around USD 88.32 billion in 2022 and projected to grow at an estimated compounded annual growth rate (CAGR) of 5.7% through 2030, this industry’s expansion is evident. Prominent brands like Victoria’s Secret, Calvin Klein, Triumph International, Hanes Brands Inc, Jockey International, and Fruit of the Loom dominate the landscape. Our company has a longstanding relationships with established global brands in the industry, contributing to their growth. As global brands seek comprehensive services spanning sourcing, design, fitting, and manufacturing, we are strategically positioned to capture a significant portion of this growing market. Amidst global inflation affecting the fashion supply chain, retail prices have risen. In response, many major brands have shifted towards more cost-effective materials, leading to an influx of standardized products. However, consumer demand for high-quality offerings at affordable prices remains strong. This trend has paved the way for newer, smaller-scale brands that rely on manufacturers like us. This presents us with an opportunity for further profit growth. We are well-placed to leverage this opportunity, using our ability to further develop the DIANA brand to meet evolving consumer preferences and requirements.

Our aim is to continue to promote market recognition, expand our markets and types of customers served and to become a leading lingerie and apparel company in Southeast Asia. We will be catering for women of all ages who appreciate luxury lingerie, emphasizing inclusivity and wide of sizes to accommodate diverse body types. Our products emphasize commitment on sustainability, innovative designs to inclusive sizing, body positivity and empowering messaging, positioning our brands as a symbol of confidence and self-expression.

To achieve these objectives, we have implemented and will continue to implement the following key business strategies:

Develop the DIANA brand and distribution channels.    Building on our extensive experience in crafting women’s lingerie, we are tapping into our history to create our own brand focused on fast fashion, particularly aimed at younger age women. As part of our growth strategy after this offering, we plan to develop an existing brand, DIANA and the DIANA line of products. DIANA is currently a brand that is known for providing apparel to a more mature age group over 40 years of age. Under the DIANA brand, we plan to provide high quality lingerie to consumers of all age categories at reasonable prices and also to include our product category to include (i) sleepwear, (ii) baby wear, (iii) active wear and (iv) period panties. We also plan to sell products under the DIANA brand to retailers and also to open our own boutique stores offering lingerie and other apparel products under the DIANA brand. Our strategy entails heightening brand visibility through online platforms like our own website, Instagram, and marketplaces, in addition to collaborating with influencers and other digital sales channels across Southeast Asia. Offline, our approach encompasses:

•        Retail Kiosks:    Engaging in ad hoc events and pop up stores enables us to offer our products to customers with limited offline access, enabling them to experience product quality firsthand before committing to online purchases. We plan to operate such pop up stores starting from the fourth quarter of 2024 in Indonesia.

•        Retail Stores:    We plan to select high footfall locations for our flagship retail outlets, initially in Indonesia starting from the second quarter of 2025 and the rest of Southeast Asia thereafter, ensures an immersive brand interaction for customers, coupled with personalized assistance. We are also open to collaborations with brands lacking a regional presence, offering them shelf space in our flagship stores through a consignment arrangement.

This multi-pronged approach underscores our dedication to expanding the DIANA brand and strengthening its presence across a range of distribution channels, thus connecting with the evolving market trends in Southeast Asia. Furthermore, with our established capabilities in the lingerie supply chain, the start-up cost to expand to own brand and distribution channel will be reduced.

Develop new customers through digital marketing.    We intend to establish a website in the fourth quarter of 2024 with a user-friendly interface that showcases our products from the DIANA brand first to customers in Indonesia in the fourth quarter of 2024, followed by potential customers in Singapore and Malaysia in the third quarter of 2024. We hope to offer a personalized shopping experience and utilize social media platforms, influencer collaborations, online advertising campaigns to raise brand awareness, and drive traffic to our website. Our marketing methods could include social media marketing, placing advertisements, as well as utilizing search engine marketing and search engine optimization

Further Develop Design and Development Capabilities.    Our design and product development team is structured to focus on customers that have different needs ranging from basic designs to more complicated designs which require detailed attention. We believe that our focus on our design capabilities to match our customers’ needs has been one of our strengths and key factors that have enabled us to quickly capture market share and customer confidence. We need to ensure that every member of our design and product development department is kept abreast of any changes in the market trends such that we can efficiently and effectively translate these changes into designs which meet the demands of our customers who purchase our lingerie products. In order to break into new markets and capture a larger market share of existing markets as well as to further enhance and expand our design and development capabilities, we intend to recruit additional staffs who have the requisite experience and ability to design and design both enhanced product designs for apparel products and eye-catching and unique product designs which will bring depth and quality to our range of design services. We will also consider developing new internal and external training for our design staff to enhance and develop their design and technical skills. In connection thereof, we intend to hire additional designers to enhance our design and development capabilities.

Product and Geographical Expansion.    With the aim to further cater to our customers’ needs by providing more comprehensive services to our customers and to attract new customers, we intend to broaden our existing product offerings and leverage our upcoming technology platform, fulfilment, and customer service infrastructure to expand into adjacent product categories and segments. To expand the offering of these new lines and products, we believe that we would need to expand our ability to source quality products as well as expand our base of suppliers that can produce such goods. We are currently in discussion with our suppliers to determine if they are able to offer such apparel products and we will continue to consider horizontal product expansion to cover other apparels and apparel accessories to cover a total collection. We believe that by expanding the type of products, we would be able to offer a wider range of solutions to our existing customers and potential new customers and cover a larger portion of the lingerie market. Our executive management team believes that there are considerable opportunities to capture a larger portion of the international markets, in particular geographical regions such as Asia and Europe. We intend to expand our products to wider range such as sleepwear, active wear, babies wear and special development on period panty products. With our current resources, we are able to expand to wider category products.

Expand business and operations through joint ventures, acquisitions and/or strategic alliances

While we aim to focus on our core business of designing lingerie, we would also consider collaborations in Southeast Asia with contractor manufacturers and existing lingerie brands and/or acquisitions if such a transaction makes sense from a brand growth and financial perspective. At present, we are not engaged in any discussions with external parties and have no immediate plans for joint ventures, acquisitions, or strategic alliances.

Intellectual Property

Our Group’s intellectual property rights are important to our business. As of the date of this prospectus, the Group has been granted with license to use the trademark of DIANA based on a trademark license agreement between MAP (as licensee) and PT Diana Mode Indonesia (as licensor) (“Trademark License Agreement”). The Trademark License Agreement is stipulated in the Deed of Trademark License Agreement No. 2 dated 4 April 2024, made before Novita Puspitarini, S.H., valid from 1 April 2024 until 1 April 2034.

Previously, we licensed the DIANA brand based on the trademark license agreement between MAP (as licensee) and PT Gunung Mas International (as previous licensor), as stipulated under Deed No. 1 dated 11 October 2023, made before Novita Puspitarini, Notary in South Jakarta. However, since 10 January 2024, PT Gunung Mas International has transferred all rights, ownership, and interests in the DIANA trademarks to PT Diana Mode Indonesia based on Deed of Trademark Grant No. 1 dated 10 January 2024, made before Novita Puspitarini, Notary in South Jakarta. The transfer of rights to the DIANA trademark from PT Gunung Mas International to PT Diana Mode Indonesia has also been evidenced through its recordation at the Ministry of Law and Human Rights.

The Trademark License Agreement is effective from April 1, 2024, to April 1, 2034. During this period, MAP is obligated to pay a minimum royalty to the licensor. The minimum amount is set at USD100,000 or IDR1,500,000,000 per annum or 5% of turnover/profit (whichever is higher). MAP is permitted to utilize the trademark only to the extent reasonably necessary to conduct business operations in Indonesia and outside its territory. However, MAP must strictly adhere to the terms and conditions outlined in the agreement. Additionally, MAP is required to register the agreement with the Directorate General of Intellectual Property of the Ministry of Law and Human Rights to ensure compliance with regulatory requirements. Currently, this registration process is underway.

Regarding renewal or termination, both parties have the option to extend or terminate the agreement by providing written notification at least 6 (six) months before its expiration date. In cases where termination is necessary, the agreement stipulates circumstances under which immediate termination is warranted. This includes instances where MAP breaches one or more obligations outlined in the agreement, requiring MAP to rectify any negligence within 30 (thirty) days. Furthermore, termination may occur if MAP undergoes bankruptcy, dissolution, or liquidation, or if its business operations cease or are suspended for more than 60 (sixty) days for any reason.

The Trademark License Agreement covers the license of the following trademark specifications:

Design	Place of Registration	Registered Owner	Registration Number	Class	Registration Date	Expiry Date
Bag, purses, suitcases	Indonesia	PT Diana Mode Indonesia	IDM000155949	18	3 March 2008	3 October 2028
Bag, purses, suitcases	Indonesia	PT Diana Mode Indonesia	IDM000202886	18	7 May 2009	12 September 2029
All kinds of apparel, including women’s bras, shorts, all kinds of underwear for men/women, trousers, bikinis, swimwear, waistbands and socks	Indonesia	PT Diana Mode Indonesia	IDM000155948	25	3 March 2008	3 October 2028
All kinds of ready-to-wear clothing, including women’s bras, shorts, all kinds of short/long trousers for men/women, all kinds of underwear for men/women, trousers, bikinis, swimwear, waistband and socks	Indonesia	PT Diana Mode Indonesia	IDM000202885	25	7 May 2009	12 September 2029

Design	Place of Registration	Registered Owner	Registration Number	Class	Registration Date	Expiry Date
Women’s bras	Indonesia	PT Diana Mode Indonesia	IDM0002022887	25	7 May 2009	12 September 2029
Women’s bras, corsets, panties, underwear, singlets, women’s petticoats, pajamas, camisoles, swimwear, clothing	Indonesia	PT Diana Mode Indonesia	IDM000659662	25	18 November 2019	4 May 2026
Women’s bras	Indonesia	PT Diana Mode Indonesia	IDM000290143	25	17 May 2021	14 November 2031

____________

Notes:

a        The above intellectual property rights are registered for PT Diana Mode Indonesia as the licensor under the Trademark License Agreement. MAP is given rights to use the DIANA trademark within certain classifications as stipulated in the Trademark License Agreement. According to Government Regulation No. 36 of 2018 on the Recordation of Intellectual Property Licensing Agreements (“GR 26/2018”), the Trademark License Agreement is required to undergo recordation with the MOLHR. However, we have not yet received any evidence of such recordation. Nevertheless, GR 26/2018 does not provide any sanctions for the failure of recordation of a licensing agreement. The lack of registration, as stipulated in Law No. 28 of 2014 on Copyright, results in the licensing agreement having no legal consequences for third parties. However, the licensing agreement still binds the parties thereto, as per the Indonesian Civil Code;

b.       Pursuant to the Ministry of Law and Human Rights Regulation No. 67 of 2016 on Trademark Registrations, each application for trademark registration contains classifications of goods and/or services in accordance with the Nice Treaty of the International Classification of Goods and Services for the Registration of Marks (Nice Agreement). The multiple registrations for class 18 and 25 signify the various categories of goods within that class, as per the provisions of the Nice Agreement;

c.       For the licensing of DIANA brand, MAP shall pay a minimum of royalty to the licensor in the amount of USD100,000 or IDR1,500,000,000 per annum or 5% of turnover/profit (whichever is higher).

Domains.    We currently own the following domains for the hosting of our websites for our brands:

No.	Domain Name	Owner of Domain
1.	http://www.brilliaincorporated.com/	BrilliA Inc

Research and Development

MAP places strong emphasis on the R&D of its products through market trend analysis. Market trend analysis is conducted by MAPs design and product development teams. Depending on the current market trend, MAP’s merchandising team conducts research on the specific apparel industry to obtain an understanding of consumer demands as well as gaining an understanding of the latest market trends. With the available analysis, MAP tries to transform them into commercially viable apparel products and optimize the apparel products based on customer feedback. Prior to each new fashion season, MAP’s merchandising team will also conduct market analysis by obtaining sample items from MAP’s suppliers to create a fashion mood board from which MAP’s merchandising team can obtain creative inspiration.

Bra Pro’s customers typically provide custom-made dress forms, which serve as the foundation for MAP’s design and prototyping processes. However, these forms often feature rigid textures and materials. Drawing from MAP’s extensive experience, MAP has created their proprietary in-house dress forms using silicone. These forms offer a more lifelike and pragmatic simulation, facilitating more precise measurements for the bras we design and manufacture.

Employees

We employed 194 persons as of the date of this prospectus, 194 persons as of March 31, 2024, 171 persons as of March 31, 2023, and 176 persons as of March 31, 2022. Our employees are not covered by collective bargaining agreements.

Time Period
March 31, 2024	194
March 31, 2023	171
March 31, 2022	176

The following table sets forth the breakdown of our employees by activity as of the date of this prospectus:

Function
Finance & Account	17
Purchasing Control	19
Design	13
Human Resource	9
Information Technology	4
Planning	4
Quality Control	10
Marketing Support	15
Merchandiser Support	34
Costing	18
Sample	45
Driver	6
Total	194

We consider our labor practices and employee relations to be good.

Real Property

As at the date of this prospectus, there are 3 active leases in Indonesia, and we do not own any properties.

Location	Usage	Lease Period	Group Entity	Rent	Approximate area
Jakarta	Office Space	1 April 2024 valid until 31 March 2029	MAP	US$27,000 per month	2,700 m2
Semarang	Accommodation for employees of our Group visiting Semarang for business from other regions of Indonesia	1 February 2022 until 31 January 2023 extended until 31 January 2025	MAP	Rp65,000,000 (approximately US$4,315.5) for 2 years	House: 70 m2 Land: 120 m2
Jakarta	Storage of lingerie and other underwear prototypes and corporate secretarial document storage	1 May 2023 valid until 30 April 2025	MAP	Rp110,000,000 (approximately US$7,303.1) for 2 years	67 m2

For the two years ended March 31, 2024, and 2023 and as at the date of this prospectus, we had complied with all the applicable laws in respect of our leased properties as set out above in all material respects.

Licenses and Permits and Registrations

Description	Issuing Authority	Expiry Date	Issued to
Business Identification Number (Nomor Induk Berusaha/NIB)	The Investment Coordinating Board (Badan Koordinasi Penanaman Modal/BKPM) Online Single Submission Risk Based Approach (OSS-RBA) System	No expiry. Valid as long as the business operates.	MAP
Taxpayer Identification Number (Nomor Pokok Wajib Pajak/NPWP)	Tax Service Office	No expiry. Valid as long as the business operates.	MAP
Tax Registration Letter (Surat Keterangan Terdaftar/SKT)	Tax Service Office	No expiry. Valid as long as the business operates.	MAP
Environmental License for Corporate Activities and Facilities on behalf of Lie Gek Kheng	North Jakarta One Stop Integrated Service (PTSP)	No expiry. Valid as long as there are no changes in the business.	MAP

Litigation

We and our subsidiaries have been and may from time to time be involved in various legal proceedings and claims in the ordinary course of business, including contractual disputes and other commercial disputes. As of the date of this prospectus, we and our subsidiaries are not currently involved in any legal proceedings in Indonesia or the BVI.

Seasonality

Our results from operations are affected by seasonal fluctuations in demand for our products. We usually experience higher sales volume in the time leading in the summer. Moreover, sales of certain products are subject to seasonality by nature. For example, our summer collection of swimwear and strapless brasseries for the summer season. Accordingly, various aspects of our operations, including sales, production capacity and utilization, working capital and operating cashflow, are exposed to the risks associated with seasonal fluctuations in demand for our products pattern, and our quarterly or half-year results may not reflect our full-year results.

Environmental Matters

MAP has secured an environmental license from the North Jakarta One Stop Integrated Service (PTSP) for our office’s operations and facilities in Indonesia, with the license issued under the name of Lie Gek Kheng. Additionally, our operations in Indonesia are subject to both a Statement Letter for Environmental Management and Monitoring (SPPL) dated 22 September 2023 which has been signed by Alie Gordon Meizan (President Director of MAP) and a Statement Letter confirming that the land and building are free from disputes with any party dated 12 June 2017 which has been signed by Lie Gek Kheng (building owner of MAP’s office).

All of the third-party suppliers for Bra Pro’s textiles for the two years ended March 31, 2024, and 2023 were located in the PRC, Vietnam, Taiwan and Indonesia.

We do not have any knowledge that any of our textile suppliers engaged during the two years ended March 31, 2024, and 2023 and as at the date of this prospectus, that have or had been in breach of any local environmental regulations.

Corporate Social Responsibility

We are committed to Corporate Social Responsibility in the three aspects of non-discrimination, safety and health and the environment:

Non-discrimination:    We are committed to treating our employees with fairness and respect. We believe in co-operation, teamwork, and trust. We hire based on ability and merit, and reward and promote based on each employee’s performance.

Safety and Health:    We are committed to ensuring a safe and healthy environment for our employees and customers and to eliminating preventable accidents and health hazards in our business locations.

Environment:    We seek to ensure that our business operations are environmentally friendly. We also work to ensure that our business activities comply with applicable environmental standards, rules, and regulations

Insurance

We maintain commercial all risks property and earthquake insurance policies covering our business premises in accordance with customary industry practice; as well as insurance policies covering heads of liability such as workmen’s compensation. We carry occupational injury and medical insurance for our employees, in compliance with applicable regulations. We will continue to review and assess our risk portfolio and make necessary and appropriate adjustments to our insurance practices to align with our needs and with industry practice in Indonesia, BVI and in the markets in which we operate.

For the two years ended March 31, 2024, and 2023 and up to the date of this prospectus, we have not made any material claims under any of our insurance policies.

REGULATORY ENVIRONMENT

This section provides an overview of the material laws and regulations affecting our Group’s business and operations in BVI and Indonesia. It is important to note that the information presented here does not constitute a comprehensive summary or detailed legal analysis of the applicable laws and regulations. Rather, it serves as general information and should not be considered a substitute for professional advice. We recommend consulting your own legal advisors to understand the implications of BVI and Indonesian laws and regulations on the business and operations of our BVI and Indonesian operating subsidiaries.

Laws And Regulations Relating to Our Business in Indonesia

Following an analysis of the applicable BVI regulatory framework, Mourant BVI (as BVI counsel to Bra Pro) are of the opinion that based on the current and future business operations of Bra Pro noted within the ‘Business’ section of the registration statement of which this prospectus is a part, Bra Pro will not be carrying out any regulated activities in the BVI, and as such there is no requirement to obtain regulatory approvals or permissions in the BVI to continue such operations. A more detailed discussion of the applicable BVI regulatory framework is noted below.

The establishment, operation, and management of companies in the Republic of Indonesia are mainly governed by Law No. 40 of 2007 on limited liability companies (as amended). Regarding licensing, businesses need to adhere to Government Regulation No. 5 of 2021 on the Implementation of Risk-Based Business Licensing (GR 5/2021). Pursuant to GR 5/2021Pursuant to Government Regulation No. 5 of 2021 on the Implementation of Risk-Based Business Licensing (GR 5/2021), business activities are classified into:

a.      Low-risk business activities;

b.      Medium risk business activities, which consists of (i) Medium-Low risk business activities and (ii) Medium-High business activities; and

c.      High-risk business activities.

The classification of risk above will determine the required licenses for the business activity of MAP.

The application of the licenses would be subject to the Risk Based Approach (RBA) licensing regime. Based on MAP’s Business Identification Number (NIB) issued by the Online Single Submission Risk Based Approach (OSS-RBA) dated March 22, 2019, as lastly amended on January 18, 2023, the relevant risk and licenses for the business activity of MAP are as follows:

KBLI	Risk Level	Business Licensing
KBLI No. 46412 (Wholesale Trade in Clothing)	Low	NIB
KBLI No. 70209 (Other Management Consulting Activities)	Low	NIB

Since both of the MAP’s business activities fall under the category of low risk, there is no requirement for additional licenses apart from the Business Identification Number (NIB).

Based on the applicable Indonesian regulatory framework, and on the current and future business operations outlined in the ‘Business’ section of the registration statement, Bra Pro intends to expand its product range to include sleepwear, babywear, activewear, and period panties. Additionally, it plans to establish boutique retail stores under the DIANA brand in Indonesia, Singapore, other ASEAN countries, and Europe to enhance direct customer engagement and brand control. Opening a boutique store in Indonesia falls within the activities of a retailer, which cannot be conducted simultaneously with wholesale business currently being operated by MAP. Therefore, to implement this plan, Bra Pro needs to establish a new subsidiary in Indonesia that will operate in the retail sector or appoint an Indonesian third-party retailer to market the products directly to the customer.

We intend to establish such a subsidiary in Indonesia after our initial offering.

Laws and Regulations Relating to Our Business in BVI

The establishment, operation and management of companies in the BVI are mainly governed by the BVI Companies Act.

Following an analysis of the applicable BVI regulatory framework, Mourant BVI (as BVI counsel to Bra Pro) are of the opinion that based on the current and future business operations of Bra Pro noted within the ‘Business’ section of the registration statement of which this prospectus is a part, Bra Pro will not be carrying out any regulated activities in the BVI, and as such there is no requirement to obtain regulatory approvals or permissions in the BVI to continue such operations. A more detailed discussion of the applicable BVI regulatory framework is noted below.

Distributions

Distributions by BVI companies are governed by the BVI Companies Act and the memorandum and articles of a BVI company. Under the BVI Companies Act, a “distribution”, in relation to a distribution by a BVI company to a member, means (i) the direct or indirect transfer of an asset, other than the company’s own shares, to or for the benefit of the member; or (ii) the incurring of a debt to or for the benefit of a shareholder, in relation to shares held by a shareholder, or to the entitlements to distributions of a member who is not a shareholder, and whether by means of the purchase of an asset, the purchase, redemption or other acquisition of shares, a transfer of indebtedness or otherwise, and includes a dividend.

Subject to the memorandum and articles of a BVI company, the directors may, by resolution, authorize a distribution by the company to shareholders at such time and of such an amount, as they think fit if they are satisfied, on reasonable grounds, that immediately after the distribution, (i) the value of the company’s assets exceeds its liabilities; and (ii) the company is able to pay its debts as they fall due (the “Solvency Test”). A resolution of directors authorizing a distribution must contain a statement that, in the opinion of the directors, the company will, immediately after the distribution, satisfy the Solvency Test. If, after a distribution is authorized and before it is made, the directors cease to be satisfied on reasonable grounds that the company will, immediately after the distribution is made, satisfy the Solvency Test, any distribution made by the company is deemed not to have been authorised.

Taxation

A holder of shares in a BVI company who is not a resident of the BVI is not required to pay tax in the BVI on (i) dividends paid with respect to the shares, or (ii) any gains realized during that year on sale or disposal of such shares, provided the BVI company does not have a direct or indirect interest in any land in the BVI. The laws of the BVI does not impose a withholding tax on dividends paid by a company incorporated or re-registered under the BVI Companies Act.

There are no capital gains, gift or inheritance taxes levied by the BVI government on companies incorporated or re-registered under the BVI Companies Act. In addition, shares of companies incorporated or re-registered under the BVI Companies Act are not subject to transfer taxes, stamp duties or similar charges, provided the company does not have a direct or indirect interest in any land in the BVI.

Economic Substance

The BVI, together with several other non-European Union jurisdictions, have recently introduced legislation aimed at addressing concerns raised by the Council of the European Union (the “EU”) as to offshore structures engaged in certain activities which attract profits without real economic activity. With effect from January 1, 2019, the Economic Substance (Companies and Limited Partnerships) Act, 2018 (as amended, the “Substance Law”) came into force in the BVI introducing certain economic substance requirements for BVI “relevant entities” which are engaged in certain banking, insurance, fund management, financing and leasing, headquarters, shipping, holding company, intellectual property or distribution and service center business (being “relevant activities”) and are in receipt of gross income arising from relevant activities in any relevant financial period. In the case of business companies incorporated before January 1, 2019, the economic substance requirements apply for financial years commencing June 30, 2019.

The economic substance requirements that are imposed include that in-scope companies be directed and managed in the BVI, have core income generating activities in the BVI, and have an adequate level of employees, expenditures, and premises in the BVI. Business companies that carry on holding company business (which means it only holds equity participations in other entities and only earns dividends and capital gains) will be subject to reduced substance requirements.

Beneficial ownership

The Beneficial Ownership Secure Search System Act, 2017 (as amended) of the BVI requires registered agents in the BVI to create a database of beneficial ownership information relating to in-scope entities for which they act as registered agent. Subject to certain exemptions, in-scope BVI companies are required to:

•        identify its parent, immediate parent, ultimate parent and beneficial owner or registrable legal entity (or, if it is listed on a recognized exchange, provide details of that exchange);

•        identify whether it carries on one or more relevant activities for economic substance purposes and, if so, which ones;

•        provide details of any applicable exchange listing where its securities are listed on a recognized exchange; and

•        where the company carries on a relevant activity and is not a non-resident, provide certain additional information regarding its immediate parent and ultimate parent (if any).

A BVI company is obliged to notify its registered agent of (i) the required beneficial ownership information within 15 days of identifying it; and (ii) the required economic substance information regarding the carrying on of a relevant activity or listing on a recognized exchange within six months following the end of the financial reporting period in question. A BVI company who becomes aware of a change in the prescribed information relating to a beneficial owner or registrable legal entity must, within 15 days of becoming aware of the change, notify its registered agent of the change(s) and the date(s) on which it or they took place.

MANAGEMENT

The following table sets forth the names, ages and titles of our Directors and Executive Officers:

Name	Age	Title
Executive Directors and Officers:
Mr. Salim Podiono	54	Executive Director and Chairman of the board of directors
Mr. Kendrew Hartanto	53	Chief Executive Officer
Mr. Koh Wah Seng Philip	57	Chief Financial Officer

Independent Directors:
Mr. Kok Poh Fui	53	Independent Director Nominee
Mr. Karl-Heinz Barth	60	Independent Director Nominee
Mr. Gary H. Kronfeld	68	Independent Director Nominee
Ms. Iming Bahari	51	Independent Director Nominee

No arrangement or understanding exists between any such Director or officer and any other persons pursuant to which any Director or executive officer was elected as a Director or executive officer.

Executive Directors and Officers:

Mr. Salim Podiono, Executive Director and Chairman of the board of directors

Mr. Salim Podiono is the co-founder, executive director and Chairman of the board of directors of the Company. He is a visionary leader with an illustrious career in the garment industry spanning over three decades. His invaluable expertise in manufacturing, marketing, and distribution has been pivotal in the Company’s success and exponential growth. He holds a bachelor’s degree in marketing and a Master’s Degree in Finance from George Washington University.

Mr. Kendrew Hartanto, Chief Executive Officer

Mr. Kendrew Hartanto is our Chief Executive Officer. He is primarily responsible for the overall management of the Company and oversees the Company’s operations, functions, and business activities.

He began his career as a banker in Indonesia for three years before shifting his focus to the women’s intimate industry.

With over 28 years of extensive and diverse experience in the women’s fashion industry, Mr. Hartanto has been involved in sourcing, design, and production across different countries, including Indonesia, PRC, and Thailand. He has held various management positions throughout his career, ranging from Marketing Manager and Business Development Director to Chief Operating Officer and Chief Executive Officer. Thanks to his vast experience, broad exposure, and entrepreneurial skills, Mr. Hartanto has earned a respected reputation among suppliers and customers worldwide. Currently, Mr. Hartanto serves as an operational consultant for MAP and Bra Pro.

Mr. Hartanto holds a Bachelor of Science degree in Finance and Marketing from the University of Southern California, Los Angeles.

Mr. Koh Wah Seng Philip, Chief Financial Officer

Mr. Philip Koh serves as our Chief Financial Officer and is responsible for overseeing the Company’s financial reporting, accounting operations, statutory financial audit reporting, and coordination of corporate tax and indirect tax submissions. He also manages budgeting and financial forecasting and plays a key role in developing and implementing financial policies and procedures in our business processes.

With more than 25 years of hands-on experience in operational accounting, Mr. Koh has a strategic mindset and a proven track record in revitalizing, restructuring, and enhancing organizational infrastructure, technologies, processes, and financial measurement systems. He has worked with several listed companies in Singapore, including Guthrie GTS Ltd, Koh Brothers Group, and Hong Leong Corporation from 1994 to 1998. Between 1998 and 2005, he held positions in various multinational corporations such as Li Xin-Flextronics International (Singapore), VST Distribution (Singapore), and Volvo Group.

Mr. Philip Koh holds a Bachelor of Business Degree in Accounting from Monash University, Australia, earned in 1993.

Independent Directors

Mr. Kok Poh Fui, Independent Director Nominee, Audit Committee Chairman Nominee

Mr. PF Kok will begin serving as an independent Director immediately after the Company’s listing on the NYSE American. Mr. PF Kok will serve as chairman of the audit committee and as a member of the compensation and nomination committees.

Mr. PF Kok is Executive Director of Xin Hwa Holdings Berhad. Micron metal engineering Sdn Bhd and Yiwugou ecommerce Sdn Bhd. He was previously the Chief Financial Officer of Xin Hwa Holdings Berhad.

He is a member of the Association of Chartered Certified Accountants (“ACCA”) since 1998 and a member of the Malaysian Institute of Accountants since 1999. He was admitted as a Fellow of ACCA in 2003. Upon obtaining his London Chamber of Commerce and Industry (“LCCI”) Diploma in Accounting in 1991, he began his career as a Lecturer for LCCI International Qualifications at Cambridge College in Johor Bahru, Johor Darul Takzim (currently known as I-Systems College Johor Bahru) in the same year. He then joined SQ Associates as a Senior Audit Assistant in 1995 and left SQ Associates in 1997 to join Singamip Enterprise Pte Ltd in Singapore as an Accountant. He then joined Chye Hup Heng Sdn. Bhd. as the Group Financial Controller in 1998. In 2010, he joined SMC Consulting Sdn. Bhd., a company that was established by himself and three (3) other parties in 2000 as a Business Consultant, advising on accounting, tax and internal control matters.

Mr. Karl-Heinz Barth, Independent Director Nominee, Compensation Committee Chairman Nominee

Mr. Karl-Heinz Barth will begin serving as an independent Director immediately after the Company’s listing on the NYSE American. Mr. Karl-Heinz Barth will serve as chairman of the compensation committee and as a member of the audit and nomination committees.

Mr. Barth is a renowned expert in the underwear industry, with a career spanning over 25 years at Triumph International. He excelled in the private label business, expanding it in Europe and establishing global 3rd party production capacities. As the managing director of Corsina Europe and DORINA, he oversaw the entire supply chain and introduced a convenient one-stop shopping system. In 2011, he founded his own company, BRACLUB GmbH. Mr. Barth is internationally recognized for his expertise in private label and bodywear supply chain management, with an extensive network in the textile industry based on his long-term experience. Mr. Barth graduated from Heidenheim University in Germany with a Bachelor of Arts in Business Economy.

Mr. Gary Kronfeld, Independent Director Nominee, Nomination Committee Chairman Nominee

Mr. Gary Kronfeld will begin serving as an independent Director immediately after the Company’s listing on the NYSE American. Mr. Kronfeld will serve as chairman of the nomination committee and as a member of the audit and compensation committees.

Mr. Kronfeld served as VP of International Operations for SPIRITE INDUSTRIES INC before taking over as Chief Executive Officer. SPIRITE designed, manufactured, sourced, and distributed both branded and private label Intimate Apparel to major retailers throughout the US, Canada, Mexico, and the Caribbean. He also currently is President of S.I.I. Resources, a private financial services firm.

Mr. Kronfeld graduated from The University of Florida with a B. S. from their esteemed School of Journalism and Communications, with a minor from the school of Business and Economics. He was born in Chicago, and currently splits his time between New Jersey and Boca Raton, Florida.

Ms. Iming Bahari, Independent Director Nominee

Ms. Iming Bahari will begin serving as an independent Director immediately after the Company’s listing on the NYSE American. Ms. Bahari will serve as member of the nomination, audit and compensation committees.

Ms. Iming Bahari is a seasoned professional with nearly 30 years of experience in the workforce. For the past 15 years, she has dedicated her career to HR in diverse sectors such as Fast-Moving Consumer Product, Logistics and Tourism.

She graduated with a Bachelor of Commerce in Finance and Banking from Curtin University, Western Australia, in 1994. Over the years, Ms. Bahari has relentlessly pursued professional development, earning recognition as a certified IHRP-Senior Professional by the Institute for Human Resources Professional in Singapore and becoming a Workplace Big 5 Practitioner.

Currently serving as the Vice President of Human Capital Management at Mandai Wildlife Group, Ms. Bahari is an agile, resilient and nurturing HR professional. She is committed to drive positive changes in both business and the lives of the people she touches. As a dedicated HR leader, she is deeply passionate about identifying and nurturing talents, providing guidance and coaching for professional and personal growth. Ms. Bahari seamlessly balances strategic thinking with grounded execution, demonstrating adaptability and exceptional ability to connect and communicate with individuals at all organizational levels.

Committees of the Board of Directors

Our board of Directors has established an audit committee, a compensation committee and a nomination committee, each of which will operate pursuant to a charter adopted by our board of Directors that will be effective upon the effectiveness of the registration statement of which this prospectus is a part. The board of Directors may also establish other committees from time to time to assist our Company and the board of Directors. Upon the effectiveness of the registration statement of which this prospectus is a part, the composition and functioning of all of our committees will comply with all applicable requirements of the Sarbanes-Oxley Act of 2002, NYSE American and SEC rules and regulations, if applicable. Upon our listing on the NYSE American, each committee’s charter will be available on our website at www.brilliaincorporated.com. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be part of this prospectus.

Audit committee

Mr. Kok Poh Fui, Mr. Karl-Heinz Barth, Mr. Gary Kronfeld and Ms. Iming Bahari will serve on the audit committee, which will be chaired by Mr. Kok Poh Fui. Our board of Directors has determined that each are “independent” for audit committee purposes as that term is defined by the rules of the SEC and NYSE American, and that each has sufficient knowledge in financial and auditing matters to serve on the audit committee. Our board of Directors has designated Mr. Kok Poh Fui as an “audit committee financial expert,” as defined under the applicable rules of the SEC. The audit committee’s responsibilities include:

•        appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;

•        pre-approving auditing and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

•        reviewing the overall audit plan with our independent registered public accounting firm and members of management responsible for preparing our financial statements;

•        reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly financial statements and related disclosures as well as critical accounting policies and practices used by us;

•        coordinating the oversight and reviewing the adequacy of our internal control over financial reporting;

•        establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns; recommending, based upon the audit committee’s review and discussions with management and our independent registered public accounting firm, whether our audited financial statements shall be included in our Annual Report on Form 20-F;

•        monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;

•        preparing the audit committee report required by SEC rules to be included in our annual proxy statement;

•        reviewing all related person transactions for potential conflict of interest situations and approving all such transactions; and

•        reviewing earnings releases.

Compensation committee

Mr. Kok Poh Fui, Mr. Karl-Heinz Barth, Mr. Gary Kronfeld and Ms. Iming Bahari will serve on the compensation committee, which will be chaired by Mr. Karl-Heinz Barth. Our board of Directors has determined that each such member satisfies the “independence” requirements of Section 803(2) of the NYSE American Company Guide. The compensation committee’s responsibilities include:

•        evaluating the performance of our chief executive officer in light of our company’s corporate goals and objectives and based on such evaluation: (i) recommending to the board of Directors the cash compensation of our chief executive officer, and (ii) reviewing and approving grants and awards to our chief executive officer under equity-based plans;

•        reviewing and recommending to the board of Directors the cash compensation of our other Executive Officers;

•        reviewing and establishing our overall management compensation, philosophy and policy;

•        overseeing and administering our compensation and similar plans;

•        reviewing and approving the retention or termination of any consulting firm or outside advisor to assist in the evaluation of compensation matters and evaluating and assessing potential and current compensation advisors in accordance with the independence standards identified in the applicable NYSE American rules;

•        retaining and approving the compensation of any compensation advisors;

•        reviewing and approving our policies and procedures for the grant of equity-based awards;

•        reviewing and recommending to the board of Directors the compensation of our Directors; and

•        preparing the compensation committee report required by SEC rules, if and when required.

Nomination committee

Mr. Kok Poh Fui, Mr. Karl-Heinz Barth, Mr. Gary Kronfeld and Ms. Iming Bahari will serve on the nomination committee, which will be chaired by Mr. Gary Kronfeld. Our board of Directors has determined that each member of the nomination committee is “independent” as defined in the applicable NYSE American rules. The nomination committee’s responsibilities include:

•        developing and recommending to the board of Directors’ criteria for board and committee membership;

•        establishing procedures for identifying and evaluating Director candidates, including nominees recommended by stockholders; and

•        reviewing the composition of the board of Directors to ensure that it is composed of members containing the appropriate skills and expertise to advise us.

While we do not have a formal policy regarding board diversity, our nomination committee and board of Directors will consider a broad range of factors relating to the qualifications and background of nominees, which may include diversity (not limited to race, gender or national origin). Our nomination committee’s and board of Directors’ priority in selecting board members is identification of persons who will further the interests of our shareholders through their established record of professional accomplishment, the ability to contribute positively to the collaborative culture among board members, knowledge of our business, understanding of the competitive landscape and professional and personal experience and expertise relevant to our growth strategy.

Foreign Private Issuer Exemption

In applying the foreign private issuer definition under the Securities Act Rule 405 and Exchange Act Rule 3b-4(c), as a Company that has multiple classes of voting stock with different voting rights, we plan to determine whether more than 50 percent of its outstanding voting securities are directly or indirectly owned of record by residents in the United States

By looking to whether more than 50 percent of the voting power of those classes on a combined basis is directly or indirectly owned of record by residents of the United States. As of the date of this prospectus, more than 50 percent of the voting power of the Class A and Class B shares will be owned by our controlling shareholder, Mr. Salim. Therefore, we are a “foreign private issuer,” as defined by the SEC.

As a result, in accordance with the rules and regulations of NYSE American, we may choose to comply with home country governance requirements and certain exemptions thereunder rather than complying with NYSE American corporate governance standards. We may choose to take advantage of the following exemptions afforded to foreign private issuers:

•        Exemption from filing quarterly reports on Form 10-Q, from filing proxy solicitation materials on Schedule 14A or 14C in connection with annual or special meetings of shareholders, from providing current reports on Form 8-K disclosing significant events within four days of their occurrence, and from the disclosure requirements of Regulation FD.

•        Exemption from Section 16 rules regarding sales of Class A Shares by insiders, which will provide less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act.

•        Exemption from the NYSE American Company guide rules applicable to domestic issuers requiring disclosure within four business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers. Although we will require board approval of any such waiver, we may choose not to disclose the waiver in the manner set forth in the NYSE American Company Guide rules, as permitted by the foreign private issuer exemption.

•        Exemption from the requirement that our board of directors have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

•        Exemption from the requirements that director nominees are selected, or recommended for selection by our board of directors, either by (1) independent directors constituting a majority of our board of directors’ independent directors in a vote in which only independent directors participate, or (2) a committee comprised solely of independent directors, and that a formal written charter or board resolution, as applicable, addressing the nominations process is adopted.

Furthermore, Section 110 of the NYSE American Company Guide provides that a foreign private issuer, such as us, may rely on our home country corporate governance practices in lieu of certain of the rules set forth in Sections 801 to 809 of the Company Guide, provided that we nevertheless comply with NYSE American’s Notification of Noncompliance requirement and disclose each requirement that we do not follow and describe the home country practice followed instead and that we intend to have an audit committee that satisfies Section 803 of the NYSE American Company Guide consisting of committee members that meet the independence requirements of 803(2) of the NYSE American Company Guide. If we rely on our home country corporate governance practices in lieu of certain of the rules of NYSE American, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of NYSE American. If we choose to do so, we may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

Although we are permitted to follow certain corporate governance rules that conform to Cayman Islands requirements in lieu of many of the NYSE American corporate governance rules, we intend to comply with the NYSE American corporate governance rules applicable to foreign private issuers.

Corporate governance

We have a formal policy regarding board diversity and our nomination committee and Board will consider a broad range of factors relating to the qualifications and background of nominees, which may include diversity (not limited to race, gender or national origin). Our nomination committee’s and Board’s priority in selecting board members is identification of persons who will further the interests of our shareholders through their established record of professional accomplishment, the ability to contribute positively to the collaborative culture among board members, knowledge of our business, understanding of the competitive landscape and professional and personal experience and expertise relevant to our growth strategy.

Code of Conduct, Code of Ethics, Insider Trading Policy and Executive Compensation Recovery Policy

Prior to the effectiveness of the registration statement of which this prospectus is a part, we intend to adopt (i) a written code of business conduct and ethics and (ii) Insider Trading Policy that applies to our Directors, officers, and employees, including our chief executive officer, chief financial officer, principal accounting officer or controller or persons performing similar functions, and we also intend to adopt an (iii) Executive Compensation Recovery Policy that applies to our officers, and employees, including our chief executive officer, chief financial officer, principal accounting officer or controller or persons performing similar functions, (collectively the “Policies”). Following the effectiveness of the registration statement of which this prospectus is a part, a current copy of this code and insider trading policy will be posted on the Corporate Governance section of our website, which is located at brilliaincorporated.com. The information on our website is deemed not to be incorporated in this prospectus or to be a part of this prospectus. We intend to disclose any amendments to the code of ethics, and any waivers of the code of ethics or the code of conduct for our Directors, executive officers and senior finance executives, on our website to the extent required by applicable U.S. federal securities laws and the corporate governance rules of NYSE American.

EXECUTIVE COMPENSATION

Compensation of Executive Directors and Executive Officers

For the financial year ended March 31, 2024, we paid an aggregate of approximately $163,157 in cash to our Executive Directors and Executive Officers.

Employment Agreements

Employment Agreement between BrilliA Inc and Mr. Kendrew

Effective as of December 1, 2023, Mr. Kendrew entered into an Employment Agreement with the Company. The agreement provides for an annual base salary of $180,000, together with such additional discretionary bonus. Mr. Kendrew’s employment will continue indefinitely, subject to termination by either party to the agreement upon 1 month prior written notice. The agreement also provides that Mr. Kendrew shall not, during the term of the agreement and for 24 months after cessation of employment, carry on business in competition with the Group.

Employment Agreement between BrilliA Inc and Mr. Philip

Effective as of December 1, 2023, Mr. Philip entered into an Employment Agreement with the Company. The agreement provides for an annual base salary of $162,000, together with such additional discretionary bonus. Mr. Philip’s employment will continue indefinitely, subject to termination by either party to the agreement upon 1 month prior written notice. The agreement also provides that Mr. Philip shall not, during the term of the agreement and for 24 months after cessation of employment, carry on business in competition with the Group.

Directors’ Agreements

Upon completion of this offering, we plan to pay (i) our director and chairman of the board of directors, Mr. Salim an annual compensation of $120,000 and (ii) each of our independent director nominees Mr. Kok Poh Fui, Mr. Karl-Heinz Barth, Mr. Gary Kronfeld and Ms. Iming Bahari an annual compensation of $30,000 in cash for each of them respectively. We have entered into director offer letters with each of our executive directors and independent director nominees on [•]. We will also reimburse all directors for any out-of-pocket expenses incurred by them in connection with their services provided in such capacity. The terms and conditions of such Directors’ Agreements are similar in all material aspects. Each executive director’s Agreement is for an initial term of one year and will continue until the director’s successor is duly elected and qualified. Each independent director’s Agreement is for1 year. Each Director will be up for re-election each year at the annual shareholders’ meeting and, upon re-election, the terms, and provisions of his or her Director’s Agreement will remain in full force and effect. Any Director’s Agreement may be terminated for any or no reason by the Director or at a meeting called expressly for that purpose by a vote of the shareholders holding more than 50% of the Company’s issued and outstanding Class A Shares entitled to vote, by ordinary resolution or the affirmative vote of a simple majority of the Directors present and voting at a board meeting or by unanimous written resolution of the Directors entitled to attend and vote at a meeting of the Directors.

Under the Directors’ Agreements, the Company agrees, to the maximum extent provided under applicable law, to indemnify the Directors against liabilities and expenses incurred in connection with any proceeding arising out of, or related to, the Directors’ performance of their duties, other than any such losses incurred as a result of the Directors’ gross negligence or willful misconduct.

Other than as disclosed above, none of our Directors has entered into a service agreement with our Company or any of our subsidiaries that provides for benefits upon termination of employment.

PRINCIPAL SHAREHOLDERS

The following table sets forth information regarding beneficial ownership of our share capital by:

•        each person, or group of affiliated persons, known by us to beneficially own more than 5% of our shares;

•        each of our named Executive Officers;

•        each of our Directors and Director nominees; and

•        all of our current Executive Officers, Directors and Director nominees as a group.

The number and percentage of Class A Shares and Class B Shares beneficially owned before the offering are based on 22,500,000 Class A Shares, and 5,625,000 Class B Shares per share issued and outstanding as of the date of this prospectus.

Shares are not transferable other than with the consent of the board of Directors, in each case in accordance with the Amended and Restated Articles of Association. The Class B Shares have no right to any share in dividends paid by the company and, upon the Company’s winding up, each Class B Share will entitle the holder thereof to repayment of capital, but shall not confer on the holder any other right to any share in the distribution of the surplus assets of the Company.1 Holders of Class A Shares will be entitled to one (1) vote per share. Holders of Class B Shares will be entitled to twenty (20) votes per share. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of either Class A or Class B Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Class A Shares and Class B Shares beneficially owned by a person listed below and the percentage ownership of such person, Class A Shares and Class B Shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this prospectus are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to the following table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all Class A Shares and Class B Shares shown as beneficially owned by them.

Unless otherwise noted below, the address of each person listed on the table is Jalan Jembatan Tiga Barat Blok B, No.7 (Komplex Pergudangan Bimoli) Penjaringan, Jakarta Utara 14450.

Executive Officers and Directors	Amount of Beneficial Ownership of Class A Shares(1)	Pre-Offering Percentage Ownership of Class A Shares(2)	Post-Offering Percentage Ownership of Class A Shares(2)(3)	Amount of Beneficial Ownership of Class B Shares Pre-and Post-Offering	Percentage Ownership of Class B Shares	Pre-Offering Combined Voting Power of Class A and Class B Shares(2)	Post-Offering Combined Voting Power of Class A and Class B Shares(2)(3)
Directors and Named Executive Officers:
Mr. Salim Podiono	14,196,696	63.1%	56.8%	5,625,000	100%	93.8%	92.1%
Mr. Kendrew Hartanto	2,386,981	10.6%	9.6%	—	—	—	—
Mr. Koh Wah Seng Philip	—	—	—	—	—	—	—
Mr. Kok Poh Fui	—	—	—	—	—	—	—
Mr. Karl-Heinz Barth	—	—	—	—	—	—	—
Mr. Gary H. Kronfeld	—	—	—	—	—	—	—
Ms. Iming Bahari	—	—	—	—	—	—	—
5% or Greater Stockholders
Nursalim	2,355,735	10.5%	9.4%	—	—	—	—
SF Shim	3,560,588	15.8%	14.2%	—	—	—	—

____________

(1)      Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the Class A Shares and Class B Shares. All shares represent only Class A Ordinary Shares and Class B Ordinary Shares held by shareholders as no options are issued or outstanding.

(2)      Calculation based on 22,500,000 Class A Shares and 5,625,000 Class B Shares issued and outstanding as of the date of this prospectus. Holders of Class A Share are entitled to one (1) vote per share. Holders of Class B are entitled to twenty (20) votes per share.

(3)      Assuming 2,500,000 Class A Shares are issued in this offering, not including 375,000 Class A Shares underlying the Underwriter’s Over-Allotment Option and 175,000 Class A Shares underlying the Underwriter Warrants.

RELATED PARTY TRANSACTIONS

Related party transactions

In addition to the executive officer and director compensation arrangements discussed in “Executive Compensation,” we describe below transactions since April 1, 2021, to which we have been a participant, in which the amount involved in the transaction is material to our Company and in which any of the following is a party: (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, our Company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of our Company that gives them significant influence over our Company, and close members of any such individual’s family; (d) key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of our Company, including directors and senior management of companies and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence. As of the date of this prospectus, the Company does not intend to adopt a policy regarding related party transactions.

1) Nature of relationships with related parties

Name	Relationship with the Company
PT Star Alliance Intimates	Mr. Kendrew Hartanto has a 39.11% shareholding in the company
SCP International	Mr. Koh Wah Seng Philip is a Director (appointed from December 21, 2022) and has a 80% shareholding in the company
LGK Hong Kong Ltd.	Mr. Shim Siang Fan is a director and has a 100% shareholding in the company
PT FGX Indonesia	Mr. Nursalim Podiono has a 99.9% shareholding in the company
PT Sinar Klaten Makmur	Mr. Nursalim Podiono has a 99.36% shareholding in the company
PT Diana Mode Indonesia	A company where Mr. Salim Podiono and Mr. Nursalim Podiono are both directors and each have a 25% shareholding in the company
PT Gunung Mas International	Mr. Taslim Podiono, a sibling of Salim Podiono and Nursalim Podiono, has a 55% shareholding in the company
Bra Pro Limited	Mr. Salim Podiono and Nursalim Podiono, have 61.18% and 9.41% of shareholdings respectively in the company
PT Mirae Asia Pasifik	Mr. Salim Podiono and Nursalim Podiono, have 80% and 20% of shareholdings respectively in the company
Mr. Salim Podiono	Chairman of the board of directors, and controlling shareholder of the Company, is the commissioner of MAP and has a 0.01% shareholding in MAP
Mr. Nursalim Podiono	Shareholder of 10.5% of the issued Class A Shares in the Company
Mr. Shim Siang Fan	Shareholder of 15.8% of the issued Class A Shares in the Company

2) Related party transactions

(a) PT Star Alliance Intimates

Bra Pro engage PT Star Alliance Intimates as contract manufacturer on order by order basis to complete orders received from customers. Contract manufacturers charges to produce ladies’ undergarments based on a CMTP (Cutting Manufacturing, Trimming and Packaging) pre-determined range of rates and estimated quantity. Please refer to exhibit 10.12 for more information regarding the range of CMTP rates and annual quantity charged by PT Star Alliance.

(b) SCP International

Bra Pro has enlisted SCP International as a service provider to manage the distribution of customer orders to the appropriate contract manufacturers. An exhibit 10.13 will be filed with this prospectus. This contract has been terminated as of December 31, 2022.

(c) PT Gunung Mas International

On October 11, 2023, MAP entered into a trademark license agreement with PT Gunung Mas International to use the trademark of DIANA within and outside Indonesia. The trademark license agreement is effective from January 1, 2024 to December 31, 2025. During this period, MAP is obligated to pay a minimum license fee to PT Gunung Mas

International. The minimum amount is set at USD100,000 or IDR1,500,000,000 per annum or 5% of turnover/profit (whichever is higher). There is no license fee payment made to PT Gunung Mas International in the financial years ended March 31, 2022 and 2023, and the six months ended September 30, 2022 and 2023. Total license fee made to PT Gunung Mas International between October 1, 2023 to March 31, 2024 are IDR375,000 thousands (US$23,655).

(d) PT Diana Mode Indonesia

Subsequently, PT Gunung Mas International transferred the licensing right to PT Diana Mode Indonesia. On 4  April 2024, MAP entered into a trademark license agreement with PT Diana Mode Indonesia to use the trademark of DIANA within and outside Indonesia. The trademark license agreement is effective from 1 April 2024 to 1 April 2034. During this period, MAP is obligated to pay a minimum royalty to PT Diana Mode Indonesia. The minimum amount is set at USD100,000 or IDR1,500,000,000 per annum or 5% of turnover/profit (whichever is higher). Please refer to exhibit 10.10 for more information.

(d) Salim Podiono

On March 29, 2019, MAP entered into a lease agreement with Salim Podiono to rent the company office at Jalan Jembatan Tiga Barat Blok B, No.7 (Komplex Pergudangan Bimoli) Penjaringan, Jakarta Utara 14450 from Mr. Salim for a monthly rental of US$20,000 (IDR301,240 thousands) per month. Also Mr. Salim charged the Company management service fees with IDR510,000 thousand per quarter. The nature of the lease is disclosed in “Business — Real Property”.

For the financial years ended March 31, 2022, 2023 and 2024, wages paid to Mr. Salim Podiono as marketing consultant of Bra Pro as below:

	March 31, 2022	March 31, 2023	March 31, 2024
	USD	USD	USD
Wages as marketing consultant of Bra Pro(1)	126,011	—	—

Previously, Mr. Salim, in his position as a marketing consultant at Bra Pro, Mr. Salim offered valuable insights and extensive industry knowledge to the marketing team, focusing on various customer groups within the ladies’ lingerie industry. He also guided the team in developing and executing marketing strategies that aligned with our business goals. As of March 31, 2024, and the date of this prospectus, Mr. Salim no longer holds this position.

For the financial years ended March 31, 2022, 2023 and 2024, remuneration paid to Mr. Salim Podiono as commissioner of MAP as below:

	March 31, 2022	March 31, 2023	March 31, 2024	March 31, 2024
	IDR’000	IDR’000	IDR’000	USD
Remuneration as commissioner of MAP(2)	905,000	1,050,000	1,075,500	69,924

____________

(1)      Under Indonesian law, the Board of Commissioners of a company (“BOC”) supervises management policies and the overall course of the company’s business, ensuring alignment with the company’s objectives. They provide advice to the board of directors of the company and oversee the implementation of the company’s plans and budget. The BOC has rights to access company premises, documents, and financial statements, but they may be held accountable for losses if their negligence contributes to insolvency.

(e) Kendrew Hartanto

For the financial years ended March 31, 2022, 2023 and 2024, amount paid to Mr. Kendrew Hartanto as consultant of MAP as below:

	March 31, 2022	March 31, 2023	March 31, 2024	March 31, 2024
	IDR’000	IDR’000	IDR’000	USD
Consultant fee paid to Mr. Kendrew Hartanto	1,674,200	2,044,000	1,430,000	93,232

This consultant agreement was entered into on January 3, 2023. An unofficial English translated version will be provided as exhibit 10.11. This agreement has been terminated as of December 31, 2023.

(3) Related party balances

Net outstanding balances with related parties consisted of the following as March 31, 2021, 2022, 2023 and 2024:

Name of Companies/Related Parties	Nature of transactions	March 31, 2021	March 31, 2022	March 31, 2023	March 31, 2024
		USD	USD	USD	USD
Bra Pro
Amount due from related parties:
LGK Hong Kong Ltd(1)	Non-trade	—	—	100,000	—

Trade and other receivables:
PT Star Alliance Intimates(2)	Trade	114,567	—	—	460,162

Trade and other payable:
PT Star Alliance Intimates(3)	Trade	—	75,756	190,350	282,139
PT Mirae Asia Pasifik(4)	Trade	—	—	—	287,645
SCP International(5)	Trade	96,073	53,693	—	—

Amount due to shareholder:
Shim Siang Fan(6)	Non-trade	3,774,231	99,539	8,171	56,895
Name of Companies/Related Parties	Nature of transactions	March 31, 2021	March 31, 2022	March 31, 2023	March 31, 2024	March 31, 2024
		IDR’000	IDR’000	IDR’000	IDR’000	USD
MAP
Amount due from related parties:
Bra Pro Limited(4)	Trade	—	—	—	4,574,560	288,561
PT FGX Indonesia(7)	Non-trade	24,935	36,365	—	—	—
PT Sinar Klaten Makmur(7)	Non-trade	—	—	29,976	—	—
PT Gunung Mas International(8)	Non-trade	—	—	—	1,125,000	70,964

Amount due from shareholders:
Salim Podiono(9)	Non-trade	—	1,051,000	7,726,588	—	—
Nursalim Podiono(9)	Non-trade	—	2,600,000	—	—	—

____________

(1)      Amount is short term and interest-free advances to LGK Hong Kong Ltd.

(2)      Amount is short term trade advances to PT Star Alliance Intimates as the contract manufacturer to support working capital required on customers’ orders.

(3)      Amount is trade payable to PT Star Alliance Intimates from contract manufacturers charges to produce ladies’ undergarments based on CMTP (Cutting Manufacturing, Trimming and Packaging) pre-determined rate.

(4)      Amount is trade payable to PT Mirae Asia Pasifik from contract manufacturers charges to produce ladies’ undergarments based on CMTP (Cutting Manufacturing, Trimming and Packaging) pre-determined rate.

(5)      Amount is trade payable to SCP International for fees as a Service Provider to manage the distribution of customer orders to appropriate contract manufacturers.

(6)      Amount is financial assistance received from Shim Siang Fan as a shareholder of Bra Pro.

(7)      Amount is office utilities charged to PT FGX Indonesia and PT Sinar Klaten Makmur from share of office space.

(8)      Amount is prepayment made to PT Gunung Mas International for trademark license of DIANA.

(9)      Amount is short term and interest-free advances to Salim Podiono and Nursalim Podiono as the shareholders of MAP.

With regard to the Related Party Transactions related to trade, these were entered into in the ordinary course of business and are not unusual in their nature or conditions. The specific terms of these transactions have been disclosed as separate exhibits filed with this prospectus. With regard to the Related Party Transactions not related to trade, these are not outstanding loans extended from the Company to the related parties. Rather, they were previously incurred for the reasons listed above. As of March 31, 2024, and as of the date of this prospectus, all such amounts due from the related parties to the Company have been paid off.

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands exempted company and our affairs are governed by our Amended and Restated Memorandum and Articles of Association, as amended from time to time, and the Companies Act, and the common law of Cayman Islands.

As of the date of this prospectus, our authorized share capital is US$50,000 divided into 1,000,000,000 shares, comprising 900,000,000 Class A Shares, par value US$0.00005 per share, and 100,000,000 Class B Shares, par value US$0.00005 per share. As of the date of this prospectus, 22,500,000 Class A Shares are issued and outstanding and 5,625,000 Class B Shares are issued and outstanding.

Immediately upon the completion of this offering, we will have 25,000,000 Class A Shares issued and outstanding. All of our shares issued and outstanding prior to the completion of the offering are and will be fully paid, and all of our shares to be issued in the offering will be issued as fully paid.

Our Amended and Restated Memorandum and Articles of Association

The following are summaries of material provisions of our Amended and Restated Memorandum and Articles of Association and of the Companies Act, insofar as they relate to the material terms of our Class A Shares.

Objects of Our Company.    Under our Amended and Restated Memorandum and Articles of Association, the objects of our company are unrestricted, and we are capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit, as provided by section 27(2) of the Companies Act.

Class A Shares.    Our Class A Shares are issued in registered form and are issued when registered in our register of members. Unless our board of directors determine otherwise, each holder of our Class A Shares will not receive a certificate in respect of their shares. We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares. Subject to the provisions of the Companies Act and our Amended and Restated Memorandum and Articles of Association, our directors have general and unconditional authority to allot, grant options over or otherwise deal with any unissued shares to such persons, at such times and on such terms and conditions as they may decide. No share may be issued at a discount to par value except in accordance with the provisions of the Companies Act. The directors may refuse to accept any application for shares and may accept any application in whole or in part, for any reason or for no reason.

Class B Shares.    Our Class B Shares are not transferable other than with the consent of the board of Directors in accordance with the Amended and Restated Articles of Association. The Class B Shares have no right to any share in dividends paid by the Company and, upon the Company’s winding up, each Class B Share will entitle the holder thereof to repayment of capital, but shall not confer on the holder any other right to any share in the distribution of the surplus assets of the Company. Holders of Class B Shares are entitled to twenty (20) votes per share. Class B Shares are not convertible into Class A Shares or any other Class of Shares. There are no provisions in the Amended and Restated Articles of Association which limit the duration of Class B Shares.

Dividends.    The holders of our Class A Shares are entitled to such dividends as may be declared by our board of directors. Our Class B Shares do not confer any rights to upon the holders thereof any rights to receive dividends. Our Amended and Restated Memorandum and Articles of Association provide that dividends may be declared and paid out of the funds of our company lawfully available therefore. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account; provided that in no circumstances may a dividend be paid out of our share premium if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. Unless expressly provided by the rights attaching to a share, no dividend shall bear interest against our company.

Voting Rights.    Voting at any meeting of shareholders shall be by way of a poll and not on a show of hands.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes cast at a duly convened and constituted general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast at such a meeting. At a general meeting, each Class A Share shall entitle the holder thereof to one (1) vote at a meeting, and each Class B Share shall entitle the holder thereof to twenty (20) votes at a meeting. A special resolution will be required for important matters such as a change of name, making changes to our Amended and Restated Memorandum and Articles of Association, a reduction of our share capital and the voluntary winding up of our company. Among other things, our shareholders may, by ordinary resolution:

(a)     increase our share capital by a sum fixed by that ordinary resolution (such sum to be divided into shares of such amounts as the that ordinary resolution shall prescribe);

(b)    consolidate and divide all or any of our share capital into shares of larger amount than our existing shares;

(c)     sub-divide our shares or any of them into shares of an amount smaller than that fixed by our memorandum of association, so, however, that in the sub-division, the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; and

(d)    cancel shares which, at the date of the passing of that ordinary resolution, have not been taken or agreed to be taken by any person and diminish the amount of our authorized share capital by the amount of the shares so cancelled.

General Meetings of Shareholders.    As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Accordingly, we may, but will not be obliged to, in each year hold a general meeting as an annual general meeting. Any annual general meeting held shall be held at such time and place as may be determined by our board of directors. All general meetings (including any annual general meeting, any adjourned general meeting and any postponed meeting) may be held as a physical meeting at such times and in any part of the world and at one or more locations, as a hybrid meeting or as an electronic meeting, as may be determined by our board of directors in its absolute discretion.

Shareholders’ general meetings may be convened by the chairperson of our board of directors or by a majority of our board of directors. Advance notice of not less than five calendar days is required for the convening of any general meeting of our shareholders, provided that, if our directors determine that prompt shareholder action is advisable, they may shorten the notice period for any general meeting to such period as the directors consider reasonable. A quorum for any general meeting shall be the presence, in person or by proxy, of one or more persons holding shares that represent at least one-third of voting rights of the issued and paid-up shares carrying the right to attend and vote thereat, provided that if, within half an hour from the time appointed for the meeting, a quorum is not present, the meeting, if convened on the requisition of or by shareholders, shall be dissolved and, in any other case, shall stand adjourned to the same day in the next week, at the same time and place or to such other day and at such other time and place as the directors may determine and, if at such adjourned meeting a quorum is not present within fifteen (15) minutes from the time appointed for holding the meeting, the shareholders present shall be a quorum.

The Companies Act does not provide shareholders with any right to requisition a general meeting or to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our Amended and Restated Memorandum and Articles of Association provide that upon the requisition of any one or more of our shareholders holding shares which carry in aggregate not less than one-third of all votes attaching to the issued and paid-up shares of our company entitled to vote at general meetings, our board or our chairman will convene a general meeting.

Transfer of Class A Shares.    Subject to the restrictions set out below, for so long as our Class A Shares are listed on a designated stock exchange, any of our shareholders may transfer all or any of his or her Class A Shares by an instrument of transfer in any common form or in a form prescribed by the relevant stock exchange or in any other form approved by our board of directors. Our board of directors may decline to register any transfer of any Class A Shares that are listed on a designated stock exchange, unless:

(a)     the instrument of transfer is lodged with our company, accompanied by the certificate (if any) for the shares to which it relates and such other evidence as the directors may reasonably require to show the right of the transferor to make the transfer;

(b)    the instrument of transfer is in respect of only one class of shares;

(c)     the instrument of transfer is properly stamped, if required;

(d)    any applicable fee of such maximum sum as the relevant stock exchange may determine to be payable, or such lesser sum as our board of directors may from time to time require, is paid to us in respect of the transfer; and

(e)     in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four.

All instruments of transfer which are registered shall be retained by us, but any instrument of transfer which our directors may decline to register shall (except in any case of fraud) be returned to the person depositing the same.

The registration of transfers may, subject to compliance with the rules of the relevant stock exchange (including as to notice), be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine.

Liquidation.    On the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, such assets will be distributed so that, as nearly as may be, the losses are borne by our shareholders in proportion to the par value of the shares held by them. Notwithstanding the foregoing, our Class B Shares confer upon their holders the right to repayment of capital but shall not confer upon their holders any right to participate in the surplus assets of our company.

Calls on Shares and Forfeiture of Shares.    Subject to the terms of allotment of any shares, our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time for payment. The shares that have been called upon and remain unpaid are subject to forfeiture in accordance with our Amended and Restated Articles of Association.

Redemption, Repurchase and Surrender of Shares.    We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined by our board of directors before the issue of such shares. We may also repurchase any of our shares on such terms and in such manner as our directors may determine and agree with the relevant shareholder. Under the Companies Act, the redemption or repurchase of any share may be paid out of our company’s profits, share premium account or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration on such terms and in such manner as our directors may determine.

Variations of Rights of Shares.    Whenever the capital of our company is divided into different classes, the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, be varied or abrogated (a) by, or with the approval of, the directors without the consent of the holders of the shares of the affected class if the directors determine that the variation or abrogation is not materially adverse to the interests of those shareholders, or (b) otherwise only with the consent in writing of the holders of at least a majority of the issued shares of the affected class or with the sanction of a resolution passed by a majority of the votes cast at a separate meeting of the holders of the shares of the affected class (subject to any rights or restrictions attached to those shares). The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking equally with or subsequent to such existing class of shares.

Issuance of Additional Shares.    Our Amended and Restated Memorandum and Articles of Association authorize our board of directors to issue additional Class A Shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued Class A Shares.

Inspection of Books and Records.    Holders of our Class A Shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than copies of our memorandum and articles of association and register of mortgages and charges, and any special resolutions passed by our shareholders).

Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. No shareholder (not being a director) shall have any right of inspection of any account or book or document of our company except as conferred by law or authorised by our board of directors or by an ordinary resolution of our shareholders.

Anti-Takeover Provisions.    Some provisions of our Amended and Restated Memorandum and Articles of Association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our Amended and Restated Memorandum and Articles of Association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Exempted Company.    We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•        does not have to file an annual return of its shareholders with the Registrar of Companies;

•        is not required to open its register of members for inspection;

•        does not have to hold an annual general meeting;

•        may issue shares with no par value;

•        may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•        may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•        may register as an exempted limited duration company; and

•        may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Differences in Corporate Law

The Companies Act is derived, to a large extent, from the older Companies Acts of England but does not follow recent English statutory enactments and accordingly there are significant differences between the Companies Act and the current Companies Act of England. In addition, the Companies Act differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements.    The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The plan must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. The consent of each holder of a fixed or floating security interest of a constituent company is required unless this requirement is waived by the Cayman Islands courts. Provided the consent of each holder of a fixed or floating security interest of a constituent company has been obtained, court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman Islands parent company and its Cayman Islands subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose, a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provided the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by (i) in the case of a shareholder scheme by seventy-five per cent in value of the number of class of members, as the case may be, with whom the arrangement is to be made or (ii) in the case of a creditor scheme, a majority in number of each class of creditors with whom the arrangement is to be made and who must in addition represent seventy-five per cent in value of each such class of creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•        the statutory provisions as to the required majority vote have been met;

•        the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•        the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•        the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of a dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands, but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted, in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, save that objectors to a takeover offer may apply to the Grand Court of the Cayman Islands for various orders that the Grand Court of the Cayman Islands has a broad discretion to make, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

The Companies Act also contains statutory provisions which provide that a company may present a petition to the Grand Court of the Cayman Islands for the appointment of a restructuring officer on the grounds that the company (a) is or is likely to become unable to pay its debts within the meaning of section 93 of the Companies Act; and (b) intends to present a compromise or arrangement to its creditors (or classes thereof) either, pursuant to the Companies Act, the law of a foreign country or by way of a consensual restructuring. The petition may be presented by a company acting by its directors, without a resolution of its members or an express power in its articles of association. On hearing such a petition, the Cayman Islands court may, among other things, make an order appointing a restructuring officer or make any other order as the court thinks fit.

Shareholders’ Suits.    In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English law authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected to follow English case law precedents and apply the common law principles (namely the rule in Foss v Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

•        a company acts or proposes to act illegally or ultra vires;

•        the act complained of, although not ultra vires, could only be effected duly if authorized by more than the number of votes which have actually been obtained; and

•        those who control the company are perpetrating a “fraud on the minority.”

A shareholder may have a direct right of action against us where the individual rights of that shareholder have been infringed or are about to be infringed.

Indemnification of Directors and Executive Officers and Limitation of Liability.    Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Amended and Restated Memorandum and Articles of Association provide that that we shall indemnify each of our directors and officers against any liability incurred by a director or officer as a result of any act or failure to act in carrying out their functions other than such liability (if any) that a director or officer may incur by reason of such person’s actual fraud or willful default. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our Amended and Restated Memorandum and Articles of Association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable as a matter of United States Law.

Directors’ Fiduciary Duties.    Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act in good faith in what the director considers are the best interests of the company, a duty not to make a personal profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party, a duty to avoid improperly fettering the exercise of his future director and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent.    Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law allows a resolution of shareholders to be passed in writing in lieu of at a general meeting if such resolution is signed by all shareholders entitled to vote at a general meeting, if so authorized by the company’s articles of association. Our post-offering amended and restated articles of association allow shareholders to pass resolutions in such manner.

Shareholder Proposals.    Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act does not provide shareholders with any right to requisition a general meeting or to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our post-offering amended and restated articles of association allow our shareholder(s) holding shares which carry in aggregate not less than one-third of all votes attaching to the issued and paid-up shares of our company entitled to vote at general meetings to requisition a general meeting of our shareholders, in which case our board of directors or our chairman is obliged to convene a general meeting. If the directors do not within thirty days from the date of the deposit of the requisition duly proceed to convene a general meeting, the requisitionists, or any of them representing more than one-third of the total voting rights of all of them, may themselves convene a general meeting, but any meeting so convened shall not be held after the expiration of forty-five days after the expiration of the said thirty day period. Other than this right to requisition a shareholders’ meeting, our post-offering amended and restated articles of association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting.    Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our post-offering amended and restated articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors.    Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our post-offering amended and restated articles of association, subject to certain restrictions as contained therein, directors may be removed with or without cause, by an ordinary resolution of our shareholders. An appointment of a director may be on terms that the director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between the company and the director, if any; but no such term shall be implied in the absence of express provision. Under our post-offering amended and restated articles of association, a director’s office shall be vacated if the director (i) becomes bankrupt or makes any arrangement or composition with his creditors generally; (ii) dies or in the opinion of a registered medical practitioner by whom that director is being treated is or becomes of unsound mind; (iii) resigns his office by notice in writing to the company delivered to the company’s registered office; (iv) without special leave of absence from our board of directors, is absent (without being represented by an alternate director) from three consecutive meetings of the board and the board resolves that his office be vacated by reason of such absence; (v) was only appointed as a director for a fixed term and such term expires; (vi) is removed from office by notice addressed to such director at their last known address and signed by all of the other directors (not being less than two in number); or (vii) is removed from office by an ordinary resolution of our shareholders or a resolution of our board.

Transactions with Interested Shareholders.    The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who owns or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up.    Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares.    Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our post-offering amended and restated articles of association, if our share capital is divided into more than one class of shares, the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, be varied or abrogated (a) by, or with the approval of, the directors without the consent of the holders of the shares of the affected class if the directors determine that the variation or abrogation is not materially adverse to the interests of those shareholders, or (b) otherwise only with the consent in writing of the holders of at least a majority of the issued shares of the affected class or with the sanction of a resolution passed by a majority of the votes cast at a separate meeting of the holders of the shares of the affected class (subject to any rights or restrictions attached to those shares).

Amendment of Governing Documents.    Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under Cayman Islands law, our Amended and Restated Memorandum and Articles of Association may only be amended by a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders.    There are no limitations imposed by our Amended and Restated Memorandum and Articles of Association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our Amended and Restated Memorandum and Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed.

History of Securities Issuances

Other than the issuance of securities in connection with the reorganization, we have not issued any securities in the past three years.

CERTAIN CAYMAN ISLANDS COMPANY CONSIDERATIONS

Exempted Company

We are an exempted company with limited liability under the Companies Act of the Cayman Islands. The Companies Act in the Cayman Islands distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

•        an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

•        an exempted company’s register of members is not open to inspection;

•        an exempted company does not have to hold an annual general meeting;

•        an exempted company may issue no par value shares;

•        an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•        an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•        an exempted company may register as a limited duration company; and

•        an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company. Upon the closing of this offering, we will be subject to reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. We currently intend to comply with the NYSE American rules in lieu of following home country practice after the closing of this offering. The NYSE American Company Guide rules require that every company listed on the NYSE American hold an annual general meeting of shareholders. In addition, our Amended and Restated Articles of Association allow Directors to call special meetings of shareholders pursuant to the procedures set forth in our articles.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have 25,000,000 Class A Shares issued.

All of the Class A Shares sold in this offering by the Company will be freely transferable in the United States, without restriction or further registration under the Securities Act, by persons other than our “affiliates.” Rule 144 of the Securities Act defines an “affiliate” of a company as a person that, directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, our Company. All of our Class A Shares outstanding immediately prior to the completion of this offering are “restricted securities” as that term is defined in Rule 144 because they were issued in a transaction or series of transactions not involving a public offering. Restricted securities may be sold only if they are the subject of an effective registration statement under the Securities Act or if they are sold pursuant to an exemption from the registration requirement of the Securities Act such as those provided for in Rules 144 promulgated under the Securities Act, which rule is summarized below. Restricted shares may also be sold outside of the United States to non-U.S. persons in accordance with Rule 904 of Regulation S under the Securities Act. This prospectus may not be used in connection with any resale of our Class A Shares acquired in this offering by our affiliates.

Sales of substantial amounts of our Class A Shares in the public market could adversely affect prevailing market prices of our Class A Shares. Prior to this offering, there has been no public market for our Class A Shares, and while we intend to apply for the listing of our Class A Shares on the NYSE American, we cannot assure you that a regular trading market will develop in the Class A Shares.

Lock-Up Agreements

We have agreed with the underwriters, for a period of six months after the date of the underwriting agreement, subject to certain exceptions not to (1) offer, sell, issue, pledge, contract to sell, contract to purchase, grant any option, right or warrant to purchase, lend, make any short sale or otherwise transfer or dispose of, directly or indirectly, any Class A Shares or any other securities so owned convertible into or exercisable or exchangeable for Class A Shares, (2) enter into any swap, hedge or any other agreement that transfers, in whole or in part, the economic consequences of ownership of the Class A Shares, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Class A Shares or such other securities, in cash or otherwise, or (3) file any registration statement with the SEC relating to the offering of any Class A Shares or any securities convertible into or exercisable or exchangeable for Class A Shares, or publicly disclose the intention to take any such action.

Furthermore, each of our Directors and Executive Officers and our 5% or greater shareholders, with respect to its Class A Shares sold in this offering, has also entered into a similar lock-up agreement with the underwriters for a period of six months after the date of the underwriting agreement, subject to certain exceptions, with respect to our Class A Shares, and securities that are substantially similar to our Class A Shares.

We cannot predict what effect, if any, future sales of our Class A Shares, or the availability of Class A Shares for future sale, will have on the trading price of our Class A Shares from time to time. Sales of substantial amounts of our Class A Shares in the public market, or the perception that these sales could occur, could adversely affect the trading price of our Class A Shares.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, persons who are not our affiliates and have beneficially owned our Class A Shares for more than six months but not more than one year may sell such Class A Shares without registration under the Securities Act subject to the availability of current public information about us. Persons who are not our affiliates and have beneficially owned our Class A Shares for more than one year may freely sell our Class A Shares without registration under the Securities Act. Persons who are our affiliates (including persons beneficially owning 10% or more of our outstanding shares), and have beneficially owned our Class A Shares for at least six months, may sell within any three-month period a number of restricted securities that does not exceed the greater of the following:

•        1.0% of the then outstanding Class A Shares; or

•        The average weekly trading volume of our Class A Shares during the four calendar weeks preceding the date on which notice of the sale on Form 144 is filed with the SEC by such person.

Such sales are also subject to manner-of-sale provisions, notice requirements and the availability of current public information about us. In addition, in each case, these shares would remain subject to any applicable lock-up arrangements and would only become eligible for sale when the lock-up period expires.

EXPENSES RELATED TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts, which are expected to be incurred by us in connection with the offer and sale of the Class A Shares by us. With the exception of the SEC registration fee, the Financial Industry Regulatory Authority (“FINRA”) filing fee and the NYSE American listing fee, all amounts are estimates.

SEC Registration Fee	US$	2,344
FINRA Filing Fee	US$	2,882
NYSE American Listing Fee	US$	75,000
Printing and engraving expenses	US$	25,000
Legal fees and expenses	US$	360,000
Accounting fees and expenses	US$	575,000
Miscellaneous	US$	459,774
Total	US$	1,500,000

These expenses will be borne by us.

MATERIAL TAX CONSIDERATIONS

The following summary of material Cayman Islands and U.S. federal income tax consequences of an investment in our Class A Shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in the Class A Shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands and the United States. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local or foreign law of the ownership of our Class A Shares. To the extent that this discussion relates to matters of Cayman Islands tax law, it is the opinion of Mourant Ozannes (Cayman) LLP, our counsel as to Cayman Islands law.

Cayman Islands Tax Considerations

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands are a party to a double tax treaty entered into with the United Kingdom in 2010 but otherwise is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our Class A Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Class A Shares, nor will gains derived from the disposal of our Class A Shares be subject to Cayman Islands income or corporation tax.

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our Class A Shares by U.S. Holders (as defined below) that acquire our Class A Shares in this offering and hold our Class A Shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing United States federal income tax law which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service, or the IRS, or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be relevant to particular investors in light of their specific circumstances, including investors subject to special tax rules (for example, certain financial institutions (including banks), cooperatives, pension plans, insurance companies, broker-dealers, traders in securities that have elected the mark-to-market method of accounting for their securities, partnerships and their partners, regulated investment companies, real estate investment trusts, and tax-exempt organizations (including private foundations)), investors who are not U.S. Holders, investors who own (directly, indirectly, or constructively) 10% or more of our stock (by vote or value), investors that will hold their Class A Shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, or U.S. Holders that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not discuss any non-United States tax, state or local tax, or non-income tax (such as the U.S. federal gift or estate tax) considerations, or any consequences under the alternative minimum tax or Medicare tax on net investment income. Each U.S. Holder is urged to consult its tax advisor regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in our Class A Shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Class A Shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a United States person under the Code.

If a partnership (or other entity or arrangement treated as a partnership for United States federal income tax purposes) is a beneficial owner of our Class A Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner as a U.S. Holder, as described above, and the activities of the partnership. Partnerships holding our Class A Shares and partners in such partnerships are urged to consult their tax advisors as to the particular United States federal income tax consequences of an investment in our Class A Shares.

Dividends

The entire amount of any cash distribution paid with respect to our Class A Shares (including the amount of any non-U.S. taxes withheld therefrom, if any) generally will constitute dividends to the extent such distributions are paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, and generally will be taxed as ordinary income in the year received by such U.S. Holder. To the extent amounts paid as distributions on the Class A Shares exceed our current or accumulated earnings and profits, such distributions will not be dividends, but instead will be treated first as a tax-free return of capital to the extent of the U.S. Holder’s adjusted tax basis, determined for federal income tax purposes, in the Class A Shares with respect to which the distribution is made, and thereafter as capital gain. However, we do not intend to compute (or to provide U.S. Holders with the information necessary to compute) our earnings and profits under United States federal income tax principles. Accordingly, a U.S. Holder will be unable to establish that a distribution is not out of earnings and profits and should expect to treat the full amount of each distribution as a “dividend” for United States federal income tax purposes.

Any dividends that we pay will generally be treated as income from foreign sources for United States foreign tax credit purposes and will generally constitute passive category income. Depending on the U.S. Holder’s particular facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed (at a rate not exceeding any applicable treaty rate) on dividends received on our Class A Shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. Holders are advised to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Dividends paid in non-U.S. currency will be included in the gross income of a U.S. Holder in a U.S. dollar amount calculated by reference to a spot market exchange rate in effect on the date that the dividends are received by the U.S. Holder, regardless of whether such foreign currency is in fact converted into U.S. dollars on such date. Such U.S. Holder will have a tax basis for United States federal income tax purposes in the foreign currency received equal to that U.S. dollar value. If such dividends are converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect thereof. If the foreign currency so received is not converted into U.S. dollars on the date of receipt, such U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of the foreign currency generally will be treated as ordinary income or loss to such U.S. Holder and generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. U.S. Holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any foreign currency received by a U.S. Holder that are converted into U.S. dollars on a date subsequent to receipt.

Sale or Other Disposition of Class A Shares

A U.S. Holder will generally recognize capital gain or loss upon a sale or other disposition of Class A Shares, in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis, determined for federal income tax purposes, in such Class A Shares, each amount determined in U.S. dollars. Any capital gain or loss will be long-term capital gain or loss if the Class A Shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. The deductibility of a capital loss may be subject to limitations, particularly with regard to shareholders who are individuals. Each U.S. Holder is advised to consult its tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of our Class A Shares, including the availability of the foreign tax credit under its particular circumstances.

A U.S. Holder that receives a currency other than U.S. dollars on the disposition of our Class A Shares will realize an amount equal to the U.S. dollar value of the non-U.S. currency received at the spot rate on the date of sale (or, if the Class A Shares are traded on a recognized exchange and in the case of cash basis and electing accrual basis U.S. Holders, the settlement date). An accrual basis U.S. Holder that does not elect to determine the amount realized using the spot rate on the settlement date will recognize foreign currency gain or loss equal to the difference between the U.S. dollar value of the amount received based on the spot market exchange rates in effect on the date of sale or other disposition and the settlement date. A U.S. Holder will have a tax basis in the currency received equal to the U.S. dollar value of the currency received on the settlement date. Any gain or loss on a subsequent disposition or conversion of the currency will be United States source ordinary income or loss.

Passive Foreign Investment Company Considerations

For United States federal income tax purposes, a non-United States corporation, such as our Company, will be treated as a “passive foreign investment company,” or “PFIC” if, in the case of any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Based upon our current and expected income and assets (including goodwill and taking into account the expected proceeds from this offering) and the expected market price of our Class A Shares following this offering, we do not expect to be a PFIC for the current taxable year or the foreseeable future.

However, while we do not expect to be or become a PFIC, no assurance can be given in this regard because the determination of whether we are or will become a PFIC for any taxable year is a fact-intensive inquiry made annually that depends, in part, upon the composition and classification of our income and assets. Fluctuations in the market price of our Class A Shares may cause us to be or become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our Class A Shares (which may be volatile). The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. It is also possible that the Internal Revenue Service may challenge our classification of certain income or assets for purposes of the analysis set forth in subparagraphs (a) and (b), above or the valuation of our goodwill and other unbooked intangibles, which may result in our company being or becoming a PFIC for the current or future taxable years.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our Class A Shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the Class A Shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of Class A Shares. Under the PFIC rules:

•        such excess distribution and/or gain will be allocated ratably over the U.S. Holder’s holding period for the Class A Shares;

•        such amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are a PFIC, each a pre-PFIC year, will be taxable as ordinary income;

•        such amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to the U.S. Holder for that year; and

•        an interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our Class A Shares and we own any equity in a non-United States entity that is also a PFIC, or a lower-tier PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are advised to consult their tax advisors regarding the application of the PFIC rules to any of the entities in which we may own equity.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that certain requirements are met. The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the SEC, or on a foreign exchange or market that the IRS determines is a qualified exchange that has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. Although we intend to apply for the listing of our Class A Shares on the NYSE American, we cannot guarantee that our listing will be approved. Furthermore, we cannot guarantee that, once listed, our Class A Shares will continue to be listed and regularly traded on such exchange. U.S. Holders are advised to consult their tax advisors as to whether the Class A Shares are considered marketable for these purposes.

If an effective mark-to-market election is made with respect to our Class A Shares, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of Class A Shares held at the end of the taxable year over its adjusted tax basis of such Class A Shares and (ii) deduct as an ordinary loss the excess, if any, of its adjusted tax basis of the Class A Shares held at the end of the taxable year over the fair market value of such Class A Shares held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the Class A Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes an effective mark-to-market election, in each year that we are a PFIC any gain recognized upon the sale or other disposition of the Class A Shares will be treated as ordinary income and loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

If a U.S. Holder makes a mark-to-market election in respect of a PFIC and such corporation ceases to be a PFIC, the U.S. Holder will not be required to take into account the mark-to-market gain or loss described above during any period that such corporation is not a PFIC.

Because a mark-to-market election generally cannot be made for any lower-tier PFICs that a PFIC may own, a U.S. Holder who makes a mark-to-market election with respect to our Class A Shares may continue to be subject to the general PFIC rules with respect to such U.S. Holder’s indirect interest in any of our non-United States subsidiaries if any of them is a PFIC.

If a U.S. Holder owns our Class A Shares during any taxable year that we are a PFIC, such holder would generally be required to file an annual IRS Form 8621. Each U.S. Holder is advised to consult its tax advisor regarding the potential tax consequences to such holder if we are or become a PFIC, including the possibility of making a mark-to-market election.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A PARTICULAR INVESTOR. EACH PROSPECTIVE INVESTOR IN THE OUR CLASS A SHARES IS URGED TO CONSULT ITS OWN TAX ADVISER ABOUT THE TAX CONSEQUENCES TO IT OF OWNING AND DISPOSING OF OUR CLASS A SHARES IN LIGHT OF SUCH PROSPECTIVE INVESTOR’S OWN CIRCUMSTANCES.

UNDERWRITING

We have entered into an underwriting agreement dated [•], 2024 with A.G.P./Alliance Global Partners, or the Representative, acting as the lead managing underwriter and book-runner with respect to the Class A Shares subject to this offering. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriter, and each underwriter named below has severally agreed to purchase from us, on a firm commitment basis, the number of Class A Shares set forth opposite its name below, at the public offering price, less the underwriting discount set forth on the cover page of this prospectus:

Name	Number of shares
2,500,000
Total	2,500,000

The Underwriters are offering the Class A Shares subject to their acceptance of the Class A Shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the Class A Shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriter is obligated to take and pay for all of the Class A Shares offered by this prospectus if any such shares are taken.

Discounts and Expenses

The underwriting discount is 7.0% of the initial public offering price.

The following table shows the price per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us.

	Per Share		Total		Full Exercise
Public offering price	US$	[•]	US$	[•]	US$	[•]
Underwriting discounts and commissions to be paid by us:	US$	[•]	US$	[•]	US$	[•]
Proceeds, before expenses, to us	US$	[•]	US$	[•]	US$	[•]

We will also pay to the Representative by deduction from the net proceeds of the offering contemplated herein, a non-accountable expense allowance equal to one percent (1.0%) of the gross proceeds received by us from the sale of Class A Shares.

We have agreed to reimburse the Representative up to a maximum of US$200,000 for out-of-pocket accountable expenses (including the legal fees and other disbursements as disclosed below). We agreed to pay US$150,000 as an advance towards the Representative’s accountable expenses (US$100,000 paid upon execution of the engagement letter in connection with this offering, and an additional US$50,000 to be paid upon public filing of the registration statement of which this prospectus forms a part), (together, the “Advance”). As of the date of this prospectus, we have paid US$100,000 of the Advance to the Representative; any portion of the Advance will be returned to us to the extent the Representative’s out-of-pocket accountable expenses are not actually incurred in accordance with FINRA Rule 5110(g)(4)(A).

We have agreed to pay expenses relating to the offering, including but not limited to (i) all filing fees and communication expenses relating to the registration of the Class A Shares to be sold in this offering with the SEC and the filing of the offering materials with FINRA; (ii) all fees and expenses relating to the listing of the Class A Shares on NYSE American; (iii) all reasonable fees, expenses and disbursements relating to background checks of the Company’s officers and Directors; (iv) our legal and accounting fees and disbursements; (v) translation costs for due diligence purposes; (vi) all fees, expenses and disbursements relating to the registration or qualification of such Class A Shares under the “blue sky” securities laws of such states and other jurisdictions as the Representative may reasonably designate (including, without limitation, all filing and registration fees and the reasonable fees and disbursements of Representative’s counsel); (vii) the costs of all mailing and printing of the underwriting documents, registration statements, prospectuses and all amendments, supplements and exhibits thereto and as many preliminary and final prospectuses as the Representative may reasonably deem necessary; (viii) the costs of preparing, printing and delivering certificates representing the Class A Shares and the fees and expenses of the transfer agent for such shares; (ix) stock transfer taxes, if any; (x) the fees and expenses of the Company’s accountants, legal counsel, public relations firm and other agents and representatives; (xi) all expenses, including without limitation, travel and lodging expenses for all road show meetings and preparation of a power point presentation; and (xii) the costs associated with “tombstone or Lucite” advertisements.

We estimate that the total expenses of the offering payable by us, excluding the underwriter’ discount and commissions and non-accountable expense allowance will be approximately US$[•] including a maximum aggregate reimbursement of US$200,000 of the Representative’s accountable expenses.

Representative’s Warrants

In addition, we have agreed to grant the Representative warrants to purchase an amount equal to seven percent (7.0%) of the Class A Shares sold in the offering (including any shares sold upon exercise of the over-allotment option), which warrants will be exercisable at any time after 180 days from the date of effectiveness of the registration statement in accordance with FINRA Rule 5110(e), and will expire five years from the from the date of effectiveness of the registration statement. The warrants will be exercisable at a price equal to 130% of the public offering price of the Class A Shares sold in this offering. We will register the Class A Shares underlying the Representative’s Warrants and will file all necessary undertakings in connection therewith. The Representative’s Warrants and the Class A Shares underlying the Representative’s Warrants may not be sold, transferred, assigned, pledged or hypothecated, or be the subject of any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the securities by any person for a period of 180 days beginning on the date of effectiveness of the registration statement (in accordance with FINRA Rule 5110(e)), except that they may be assigned, in whole or in part, to any member participating in the offering and the officers or partners thereof, and that all securities so transferred remain subject to the lock-up restriction for the remainder of the time period. The Representative’s Warrants may be exercised as to all or a lesser number of Class A Shares and will provide for cashless exercise. The Representative’s Warrants contain a provision for one demand registration, at our expense. The demand registration rights may be exercised at any time following issuance of the Representative Warrants but no later than five years after the date of effectiveness of the registration statement in compliance with FINRA rule 5110(g)(8)(C). The Representative’s Warrants also contain unlimited “piggyback” registration rights at our expense. The piggyback registration rights may be exercised at any time following issuance of the Representative’s Warrants but no later than five years after the date of effectiveness of the registration statement in compliance with FINRA rule 5110(g)(8)(D).

Lock-Up Agreements

Our officers, Directors and principal shareholders (10% or more shareholders) have agreed, subject to certain exceptions, to a six month “lock-up” period after the date of the underwriting agreement with respect to the Class A Shares that they beneficially own, including the issuance of shares upon the exercise of convertible securities and options that are currently outstanding or which may be issued. This means that, for a period of six months after the date of the underwriting agreement, such persons may not offer, sell, pledge or otherwise dispose of these securities without the prior written consent of the Representative. We have also agreed, in the underwriting agreement, to similar restrictions on the issuance and sale of our securities for six months following the closing of this offering, subject to certain customary exceptions, without the prior written consent of the Representative.

The Representative has no present intention to waive or shorten the lock-up period; however, the terms of the lock-up agreement may be waived at its discretion. In determining whether to waive the terms of the lock-up agreements, the Representative may base its decision on its assessment of the relative strengths of the securities markets and companies similar to ours in general, and the trading pattern of, and demand for, our securities in general.

NYSE American Listing

We plan to have our Class A Shares approved for listing on the NYSE American under the symbol “BRIA.” We make no representation that such application will be approved or that our Class A Shares will trade on such market either now or at any time in the future; notwithstanding the foregoing, we will not close this offering unless such Class A Shares will be listed on the NYSE American at the completion of this offering.

Electronic Distribution

A prospectus in electronic format may be made available on websites or through other online services maintained by Representative or by its affiliates. Other than the prospectus in electronic format, the information on the Representative’s website and any information contained in any other website maintained by it is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the Representative in its capacity as an underwriter, and should not be relied upon by investors.

Any underwriter who is a qualified market maker on the NYSE American may engage in passive market making transactions on the NYSE American in accordance with Rule 103 of Regulation M, during the Business Day prior to the pricing of the offering, before the commencement of offers or sales. Passive market makers must comply with applicable volume and price limitations and must be identified as passive market makers. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security; if all independent bids are lowered below the passive market maker’s bid, however, the passive market maker’s bid must then be lowered when certain purchase limits are exceeded.

No Prior Public Market

Prior to this offering, there has been no public market for our securities and the public offering price for our Class A Shares will be determined through negotiations between us and the Representative. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the Representative believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. The offering price for our Class A Shares in this offering has been arbitrarily determined by the Company in its negotiations with the underwriter and does not necessarily bear any direct relationship to the assets, operations, book or other established criteria of value of the Company.

Price Stabilization, Short Positions and Penalty Bids

In connection with the Offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of Class A Shares. Specifically, the underwriters may over-allot in connection with this Offering by selling more Class A Shares than they are obligated to purchase under the underwriting agreement, creating a short position in our securities. The short position may be either a covered short position or a naked short position. In a covered short position, the number of securities over-allotted by the underwriters is not greater than the number of securities that they may purchase in the over-allotment option. In a naked short position, the number of securities involved is greater than the number of securities in the over-allotment option. To close out a short position or to stabilize the price per security the underwriters may bid for, and purchase, securities in the open market. The underwriters may also elect to reduce any short position by exercising all or part of the over-allotment option. In determining the source of securities to close out the short position, the underwriters will consider, among other things, the price of the security available for purchase in the open market as compared to the price at which it may purchase the security through the over-allotment option. If the underwriters sell more than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying securities in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the securities in the open market after pricing that could adversely affect investors who purchase the Class A Shares in the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased securities sold by or for the account of such underwriter in stabilizing or short covering transactions.

Finally, the underwriters may bid for, and purchase, securities in market making transactions, including “passive” market making transactions in accordance with Rule 103 of Regulation M under the Exchange Act as described below.

These activities may stabilize or maintain the market price of our securities at a price that is higher than the price that might otherwise exist in the absence of these activities. The underwriters are not required to engage in these activities and may discontinue any of these activities at any time without notice. These transactions may be effected on a national securities exchange or otherwise.

Other Relationships

The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Some of the underwriter and certain of their affiliates may in the future engage in investment banking and other commercial dealings in the ordinary course of business with us and our affiliates, for which they may in the future receive customary fees, commissions and expenses. In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Offers Outside the United States

Other than in the United States, no action has been taken by us or the underwriter that would permit a public offering of the Class A Shares offered by this prospectus in any jurisdiction where action for that purpose is required. The Class A Shares offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any Class A Shares offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

LEGAL MATTERS

Ortoli Rosenstadt LLP is acting as counsel to our company regarding U.S. securities law matters. The validity of the Class A Shares offered hereby will be opined upon for us by Mourant Ozannes (Cayman) LLP. Certain legal matters as to U.S. securities law in connection with this offering will be passed upon for the underwriters by Lewis Brisbois Bisgaard & Smith LLP. Certain legal matters as to Indonesian law will be passed upon for us by Ali Budiardjo, Nugroho, Reksodiputro. Certain legal matters as to BVI law will be passed upon for us by Mourant Ozannes (BVI). Ortoli Rosenstadt LLP may rely upon Mourant Ozannes (Cayman) LLP with respect to matters governed by the laws of the Cayman Islands and may rely upon Mourant Ozannes (BVI) with respect to matters governed by the laws of the BVI. Ortoli Rosenstadt LLP may rely upon Ali Budiardjo, Nugroho, Reksodiputro with respect to matters governed by the laws of Indonesia.

EXPERTS

The financial statements of Bra Pro Limited presented in U.S. dollar and PT Mirae Pasifik presented in Indonesian Rupiah as of March 31, 2024 and March 31, 2023, included in this prospectus have been audited by TAAD, LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion on the financial statements). Such financial statements have been so included in reliance upon the report of such firm given upon the authority of such firm as experts in accounting and auditing. The office of TAAD, LLP is located at 20955 Pathfinder Rd Suite #370, Diamond Bar, CA 91765.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and schedules under the Securities Act, covering the Class A Shares offered by this prospectus. You should refer to our registration statements and their exhibits and schedules if you would like to find out more about us and about the Class A Shares. This prospectus summarizes material provisions of contracts and other documents that we refer you to. Since this prospectus may not contain all the information that you may find important, you should review the full text of these documents.

Immediately upon the completion of this offering, we will be subject to periodic reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders under the federal proxy rules contained in Sections 14(a), (b) and (c) of the Exchange Act, and our executive officers, Directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

The registration statements, reports and other information so filed can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains a website that contains reports, proxy statements and other information about issuers, such as us, who file electronically with the SEC. The address of that website is http://www.sec.gov. The information on that website is not a part of this prospectus.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

BRA PRO LIMITED
INDEX TO FINANCIAL STATEMENTS

PT. Mirae Asia Pasifik
INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Shareholders of Bra Pro Limited

Opinion on the Financial Statements

We have audited the accompanying statements of financial position of Bra Pro Limited (the “Company”) as of March 31, 2024 and 2023, and the related statements of profit and loss, comprehensive income, change in shareholders’ equity, and cash flows as of and for the years ended March 31, 2024 and 2023, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2024 and 2023, and the results of its operations and its cash flows for the years ended March 31, 2024 and 2023, in conformity with International Financial Reporting Standard (the “IFRS”) issued by International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ TAAD LLP

We have served as the Company’s auditor since 2023.

Diamond Bar, CA

August 12, 2024

BRA PRO LIMITED
STATEMENTS OF FINANCIAL POSITION
AS OF MARCH 31, 2023 AND 2024

	Note	2023	2024
		USD	USD
ASSETS
Non-current assets
Property, plant and equipment, net	4	3,625	2,403
Deferred offering costs	5	—	836,753
Total non-current assets		3,625	839,156

Current assets
Inventories	6	5,731,934	7,093,579
Trade and other receivables	7	7,456,664	11,992,775
Amount due from related parties	8	100,000	460,162
Cash and cash equivalents	9	8,912,620	5,953,607
Total current assets		22,201,218	25,500,123
Total assets		22,204,843	26,339,279

LIABILITIES AND EQUITY
Current liabilities
Trade and other payables	10	14,014,927	16,803,197
Amount due to a shareholder	11	8,171	56,895
Income tax payable		1,683,277	2,304,921
Total current liabilities		15,706,375	19,165,013
Total liabilities		15,706,375	19,165,013

Capital and reserves
Share capital	12	100	50,000
Retained earnings		6,498,368	7,124,266
Total shareholders’ equity		6,498,468	7,174,266
Total liabilities and equity		22,204,843	26,339,279

The accompanying notes are an integral part of these financial statements.

BRA PRO LIMITED
STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME
FOR THE YEARS ENDED MARCH 31, 2023 and 2024

	Note	2023	2024
		USD	USD
Revenue	13	51,613,062	55,755,669
Cost of materials	5	(28,505,060)	(30,727,929)
Contract manufacturers charges	5	(15,287,144)	(16,595,624)
Other income	14	9,981	119,409
Depreciation of property, plant and equipment	4	(1,314)	(1,222)
Employee benefit expense	15	(170,142)	(207,720)
Other expenses	16	(2,644,225)	(4,339,266)
Net loss on impairment of financial assets		(17,670)	(235,775)
Profit before income taxes		4,997,488	3,767,542
Income tax expenses	17	(824,586)	(621,644)
Other comprehensive income, net of tax, for the financial year		—	—
Profit for the financial year		4,172,902	3,145,898
Weighted average number of ordinary shares
basic and diluted		100	17,052
Earnings per share attributable to ordinary shareholders
basic and diluted		41,729.0	184.5

The accompanying notes are an integral part of these financial statements.

BRA PRO LIMITED
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

		Ordinary shares		Share capital	Retained earnings	Total shareholders’ equity
	Note	No. of Shares	Amount
			USD	USD	USD	USD
Balance at April 1, 2022		100	1	100	8,625,466	8,625,566
Profit for the financial year		—	—	—	4,172,902	4,172,902
Transactions with owners of the Company recognized directly in equity
Dividend paid	18	—	—	—	(6,300,000)	(6,300,000)
Balance at March 31, 2023		100	1	100	6,498,368	6,498,468
Profit for the financial year		—	—	—	3,145,898	3,145,898
Transactions with owners of the Company recognized directly in equity
Issuance of shares	12	49,900	1	49,900	—	49,900
Dividend paid	18	—	—	—	(2,520,000)	(2,520,000)
Balance at March 31, 2024		50,000	1	50,000	7,124,266	7,174,266

The accompanying notes are an integral part of these financial statements.

BRA PRO LIMITED
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED MARCH 31, 2023 and 2024

	2023	2024
	USD	USD
CASH FLOWS FROM OPERATING ACTIVITIES
Profit before income taxes	4,997,488	3,767,542

Adjustments for:
Depreciation of property, plant and equipment	1,314	1,222
Impairment loss on trade receivables	17,670	235,775
Operating profit before changes in working capital	5,016,472	4,004,539

Changes in working capital:
Inventories	4,003,401	(1,361,645)
Trade and other receivables	3,352,026	(5,608,640)
Trade and other payables	(1,328,374)	2,788,271
Net cash from/(used in) operating activities	11,043,525	(177,475)

CASH FLOWS FROM FINANCING ACTIVITIES
Advances to related parties	(100,000)	(360,162)
Dividends paid	(6,300,000)	(2,520,000)
Proceeds from issuance of shares	—	49,900
Repayments (to)/from shareholders	(91,368)	48,724
Net cash used in financing activity	(6,491,368)	(2,781,538)
Net increase/(decrease) in cash and cash equivalents	4,552,157	(2,959,013)
Cash and bank balances at beginning of year	4,360,463	8,912,620
Cash and bank balances at end of year	8,912,620	5,953,607

The accompanying notes are an integral part of these financial statements.

BRA PRO LIMITED
NOTES TO FINANCIAL STATEMENTS

1       GENERAL INFORMATION

Bra Pro Limited (“Bra Pro”, the “Company”) was incorporated in the British Virgin Islands on December 14, 2011. The registered office of the Company is situated at OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands. The principal place of business of the Company at 12/F, Henley Building 5 Queen’s Road Central, Central, Hong Kong. The Company is principally engaged in sales and marketing of lingerie’s products, mainly serving the American, European and other markets.

Impact of the COVID-19

The global pandemic outbreak of COVID-19 announced by the World Health Organization in early 2020 has disrupted the Company’s operations, and the operations of customers, suppliers and/or third-party contract manufacturers. Since early 2020, the ongoing COVID-19 pandemic has led governments across the globe to impose a series of measures intended to contain its spread, including border closures, travel bans, quarantine measures, social distancing, and restrictions on business operations and large gatherings, and has caused significant disruption to worldwide economic activities, including economic activities in Hong Kong and Singapore, Indonesia and PRC, United States and Europe and the other part of the word. However, as of the date of the prospectus, most countries around the globe have abolished the measures to contain COVID-19 pandemic.

Group reorganization

As part of the reorganization exercise, BrilliA was incorporated as a holding company merely to effect the reorganization of the entities Bra Pro, BrilliA Singapore and MAP. As BrilliA does not meet the definition of a “business” in accordance with IFRS 3 Business Combinations, the acquisition of 99.99% equity interest in Bra Pro by BrilliA through a share exchange agreement entered on 30 April 2024, was not a business combination under IFRS 3 Business Combinations, but a share-based payment transaction, which will be accounted for in accordance with IFRS 2 Share-based payment. Based on reverse acquisition accounting by analogy, Bra Pro will be identified as the accounting acquirer, while BrilliA will be identified as the accounting acquiree. Consequently, upon completion of the acquisition, the transaction is accounted for in the consolidated financial statements of the legal parent (i.e. BrilliA) as a continuation of the financial statements of the legal subsidiary (i.e. Bra Pro) based on historical values. It is a non-adjusting event after the reporting period and therefore no adjustment of the amounts should be recognized in the financial statements for the reverse merger acquisition as of the fiscal year ended March 31, 2024, given the reorganization subsequently completed on April 30, 2024. No deemed issue of shares by Bra Pro under IFRS 2 and any resulting listing expenses are recognized, as the effective equity interests in Bra Pro and the combined entity (i.e. BrilliA and Bra Pro) held by original shareholder of BrilliA is approximately the same before and after the acquisition. Further details of the impact on the consolidated financial statements of BrilliA are disclosed in “Unaudited Pro Forma Condensed Combined Financial Information” section.

Organization and reorganization

BrilliA Inc (BrilliA) is a company incorporated in the Cayman Islands on July 14, 2023. The registered office at the offices of WB Corporate Services (Cayman) Ltd., of P.O. Box 2775, 71 Fort Street, 3rd Floor, George Town, Grand Cayman KY1-1111, Cayman Islands and the principal executive office is at 220 Orchard Road Unit 05-01, Midpoint Orchard, Singapore 238852.

In order to facilitate BrilliA’s initial public offering, BrilliA has completed a series of reorganization transactions (the “Reorganization”) including the following:

As at April 1, 2021, the Company had 100 issued and outstanding ordinary shares. Messrs Shim Siang Fan and Chua Kok Guan each hold 50 shares in the Company.

On November 28, 2023, the Company allotted 49,900 shares to Messrs Shim Siang Fan of a consideration of US$49,900, of which a total of 41,176 shares were subsequently transferred to Messrs Salim Podiono, Nursalim Podiono and Kendrew Hartanto.

BRA PRO LIMITED
NOTES TO FINANCIAL STATEMENTS

1       GENERAL INFORMATION (cont.)

On April 30, 2024, BrilliA consummated the reorganization pursuant to a share exchange agreement with Messrs Shim Siang Fan, Kendrew Hartanto, Salim Podiono, and Nursalim Podiono who have assigned all of their ordinary shares in the Company to BrilliA in exchange for a total of 18,018,018 Class A shares in BrilliA. Accordingly, the Company became a 99.9% owned subsidiary of BrilliA and Messrs Chua Kok Guan holds the remaining 0.1% ordinary shares of the Company.

2       GENERAL PRINCIPLES FOR THE PREPARATION OF THE FINANCIAL STATEMENTS

COMPLIANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS

The financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”).

ADOPTION OF NEW AND REVISED STANDARDS

In the current financial year, the Company has adopted all the new or revised IFRS Accounting Standards that are relevant to its operations. The adoption of these new/revised IFRS Accounting Standard and amendments to IFRS Accounting Standard does not result in substantial changes to the Company’s accounting policies and has no material effects on the amounts reported for the current or prior years.

At the date of this report, the management have considered and anticipated that the adoption of the IFRS/amendments to IFRS Accounting Standard issued but not yet effective until future periods will not have a material impact on the financial statements of the Company in the period of their initial adoption.

HISTORICAL COST CONVENTION

The financial statements have been prepared with the historical cost basis, except those as disclosed in the accounting policies below. Historical cost is generally based on the fair value of the consideration given in exchange for goods and services.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Company takes into account the characteristics of the asset or liability which market participants would take into account when pricing the asset or liability at the measurement date. Fair value for measurement and/or disclosure purposes in these financial statements is determined on such a basis, except for leasing transactions that are within the scope of IFRS 16 Leases, and measurements that have some similarities to fair value but are not fair value, such as value in use in IAS 36 Impairment of Assets.

In addition, for financial reporting purposes, fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

•        Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

•        Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

•        Level 3 inputs are unobservable inputs for the asset or liability

BRA PRO LIMITED
NOTES TO FINANCIAL STATEMENTS

2       GENERAL PRINCIPLES FOR THE PREPARATION OF THE FINANCIAL STATEMENTS (cont.)

BASIS OF PREPARATION

The financial statements consist of the statements of financial position, the statements of profit or loss, statements of changes in equity, statements of cash flows and the notes to the financial statements.

The statements of financial position has been prepared based on the nature of the transactions, distinguishing: (a) current assets from non-current assets, where current assets are intended as the assets that should be realized, sold or used during the normal operating cycle, or the assets owned with the aim of being sold in the short term (within 12 months); (b) current liabilities from non-current liabilities, where current liabilities are intended as the liabilities that should be paid during the normal operating cycle, or over the 12-month period subsequent to the reporting date.

The statements of profit or loss has been prepared based on the function of the expenses.

The statements of cash flows has been prepared using the indirect method.

The financial statements present all amounts rounded to the nearest dollars of United State Dollars (“USD”), unless otherwise stated. They also present comparative information in respect to the previous period.

FUNCTIONAL AND PRESENTATION CURRENCY

Functional and presentation currency

Items included in the financial statements of the Company’s are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The financial statements are presented in United States Dollar (“USD”), which is the functional currency of the Company.

Assets and liabilities denominated in currencies other than the reporting currency are translated into the reporting currency at the rates of exchange prevailing at the balance sheet date. Translation gains and losses are recognized in the statements of income (loss) and comprehensive income (loss) as other comprehensive income or loss. Transactions in currencies other than the reporting currency are measured and recorded in the reporting currency at the exchange rate prevailing on the transaction date. The cumulative gain or loss from foreign currency transactions is reflected in the statements of income (loss) and comprehensive income (loss) as other income (other expenses).

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

In preparing the financial statements, management has made judgements and estimates that affect the application of the Company’s accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to estimates are recognized prospectively. Estimates are based on historical experience and other factors, including expectations about future events that may have a financial impact on the Company and that are believed to be reasonable under the circumstances.

(i)     Judgements

Management is of the opinion that there are no instances of application of judgement expected to have a significant effect on the amounts recognized in the financial statements.

BRA PRO LIMITED
NOTES TO FINANCIAL STATEMENTS

2       GENERAL PRINCIPLES FOR THE PREPARATION OF THE FINANCIAL STATEMENTS (cont.)

(ii)    Assumptions and estimation uncertainties

The key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the financial year that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below.

Impairment review of receivables

The management estimates the amount of loss allowance for expected credit loss (“ECL”) on receivables based on the changes in credit risk. The loss allowance amount is measured as the asset’s carrying amount and the present value of estimated future cash flows with the consideration of expected future credit losses. The assessment of the credit risk involves high degree of estimation and uncertainty. When the actual future cash flows are less than expected or more than expected, a material impairment loss or a material reversal of impairment loss may arise.

Allowances for inventories

Management determines whether an allowance is required for inventories obsolescence or slow-moving stock or for any shortfall in net realizable value of inventories by reviewing the inventory listing on a periodic basis. The review involves an analysis of the inventories ageing, a comparison of the carrying value of the inventory items with the respective net realizable value as well as the forecasted demand for the inventories. Arising from the review, management sets up the necessary allowance for obsolete and slow-moving inventories or for any short fall in the net realizable value of the inventories.

Depreciation of property, plant and equipment

The Company’s property, plant and equipment are depreciated on a straight-line basis over their useful lives. Useful lives of these assets are estimated by management based on common life expectancies and usage level of the Company. Changes in the expected level of usage could impact the economic useful lives and the residual values of these assets, therefore future depreciation charges could be revised.

Income taxes

Significant judgement is required in determining the tax allowances, deductibility of certain expenses and taxability of certain income during the estimation of the provision for income taxes. There are transactions during the ordinary course of business for which the ultimate tax determination is uncertain. The Company recognizes tax liabilities based on estimates of whether additional taxes would be due. Where the final tax outcome is different from the amounts that were initially recorded, such differences would impact the income tax and deferred tax provisions in the period in which such determination is made.

3       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are tangible assets that are held for use in the production or supply of goods or services, or for administrative purposes. Property, plant and equipment are stated in the statements of financial position at cost less subsequent accumulated depreciation and subsequent accumulated impairment losses, if any.

BRA PRO LIMITED
NOTES TO FINANCIAL STATEMENTS

3       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Costs include any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and, for qualifying assets, borrowing costs capitalized in accordance with the Company’s accounting policy. Depreciation of these assets, on the same basis as other property assets, commences when the assets are ready for their intended use.

Depreciation is recognized to allocate the cost of assets less their residual values over their estimated useful lives, using the straight-line method. The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis.

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on the disposal or retirement of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in profit or loss.

Depreciation is charged to allocate the cost of assets, over their estimated useful lives, using the straight-line method, on the following bases:

Years
Computers and software	4

IMPAIRMENT OF NON-FINANCIAL ASSETS

At the end of the reporting period, the Company reviews the carrying amounts of its property, plant and equipment and right-of-use assets to determine whether there is any indication that these assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the relevant asset is estimated in order to determine the extent of the impairment loss (if any).

The recoverable amount of property, plant and equipment and right-of-use assets are estimated individually. When it is not possible to estimate the recoverable amount individually, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

In testing a cash-generating unit for impairment, corporate assets are allocated to the relevant cash-generating unit when a reasonable and consistent basis of allocation can be established, or otherwise they are allocated to the smallest group of cash generating units for which a reasonable and consistent allocation basis can be established. The recoverable amount is determined for the cash-generating unit or group of cash-generating units to which the corporate asset belongs, and is compared with the carrying amount of the relevant cash-generating unit or group of cash-generating units.

Recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset (or a cash-generating unit) for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or a cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or a cash-generating unit) is reduced to its recoverable amount. For corporate assets or portion of corporate assets which cannot be allocated on a reasonable and consistent basis to a cash-generating unit, the Company compares the carrying amount of a group of cash-generating units, including the carrying amounts of the corporate assets or portion of corporate assets allocated to that group of cash-generating units, with the recoverable amount of the group of cash-generating units. In allocating the impairment loss, the impairment loss is allocated first to reduce the carrying amount of any goodwill (if applicable) and then to the other assets on a pro-rata basis based on the carrying amount of each asset in the unit or the group of cash-generating units. The carrying amount of an asset is not reduced below the highest of its

BRA PRO LIMITED
NOTES TO FINANCIAL STATEMENTS

3       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

fair value less costs of disposal (if measurable), its value in use (if determinable) and zero. The amount of the impairment loss that would otherwise have been allocated to the asset is allocated pro rata to the other assets of the unit or the group of cash-generating units. An impairment loss is recognized immediately in profit or loss.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit or a group of cash-generating units) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or a cash-generating unit or a group of cash-generating units) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

INVENTORIES

Inventories are stated at the lower of cost and net realizable value. Cost comprises direct materials and, where applicable, direct labor costs and those overheads that have been incurred in bringing the inventories to their present location and condition. Cost is calculated using the first-in-first-out basis. Net realizable value represents the estimated selling price less all estimated costs of completion and costs to be incurred in marketing, selling and distribution.

PROVISIONS

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that the Company will be required to settle that obligation, and a reliable estimate can be made of the amount of the obligation.

Provisions for legal claims, service warranties and one-time termination benefits for certain employees are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are not recognized for future operating losses.

FINANCIAL INSTRUMENTS

Financial assets and financial liabilities are recognized when a group entity becomes a party to the contractual provisions of the instrument. All regular way purchases or sales of financial assets are recognized and derecognized on a trade date/settlement date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the market place.

Financial assets and financial liabilities are initially measured at fair value except for trade receivables arising from contracts with customers which are initially measured in accordance with IFRS 15. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets or financial liabilities at fair value through profit or loss (“FVTPL”)) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at FVTPL are recognized immediately in profit or loss.

The effective interest method is a method of calculating the amortized cost of a financial asset or financial liability and of allocating interest income and interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts and payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial asset or financial liability, or, where appropriate, a shorter period, to the net carrying amount on initial recognition.

BRA PRO LIMITED
NOTES TO FINANCIAL STATEMENTS

3       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Financial assets

Classification and subsequent measurement of financial assets

Financial assets that meet the following conditions are subsequently measured at amortized cost:

•        the financial asset is held within a business model whose objective is to collect contractual cash flows; and

•        the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

(i)     Amortized cost and interest income

Interest income is recognized using the effective interest method for financial assets measured subsequently at amortized cost and debt instruments/receivables subsequently measured at fair value through other comprehensive income (“FVTOCI”). Interest income is calculated by applying the effective interest rate to the gross carrying amount of a financial asset.

Impairment of financial assets subject to impairment assessment under IFRS 9

The Company performs impairment assessment under ECL model on financial assets (including trade and other receivables and loan receivables) which are subject to impairment assessment under IFRS 9. The amount of ECL is updated at each reporting date to reflect changes in credit risk since initial recognition.

Lifetime ECL represents the ECL that will result from all possible default events over the expected life of the relevant instrument. In contrast, 12-month ECL (“12m ECL”) represents the portion of lifetime ECL that is expected to result from default events that are possible within 12 months after the reporting date. Assessments are done based on the Company’s historical credit loss experience, adjusted for factors that are specific to the debtors, general economic conditions and an assessment of both the current conditions at the reporting date as well as the forecast of future conditions.

The Company always recognizes lifetime ECL for trade receivables. For all other instruments, the Company measures the loss allowance equal to 12-month ECL, unless there has been a significant increase in credit risk since initial recognition, in which case the Company recognizes lifetime ECL. The assessment of whether lifetime ECL should be recognized is based on significant increases in the likelihood or risk of a default occurring since initial recognition.

(i)     Significant increase in credit risk

In assessing whether the credit risk has increased significantly since initial recognition, the Company compares the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of initial recognition. In making this assessment, the Company considers both quantitative and qualitative information that is reasonable and supportable, including historical experience and forward-looking information that is available without undue cost or effort.

In particular, the following information is taken into account when assessing whether credit risk has increased significantly:

•        an actual or expected significant deterioration in the financial instrument’s external (if available) or internal credit rating;

•        significant deterioration in external market indicators of credit risk, e.g. a significant increase in the credit spread, the credit default swap prices for the debtor;

BRA PRO LIMITED
NOTES TO FINANCIAL STATEMENTS

3       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

•        existing or forecast adverse changes in business, financial or economic conditions that are expected to cause a significant decrease in the debtor’s ability to meet its debt obligations;

•        an actual or expected significant deterioration in the operating results of the debtor;

•        an actual or expected significant adverse change in the regulatory, economic, or technological environment of the debtor that results in a significant decrease in the debtor’s ability to meet its debt obligations.

Irrespective of the outcome of the above assessment, the Company presumes that the credit risk has increased significantly since initial recognition when contractual payments are more than 120 days past due, unless the Company has reasonable and supportable information that demonstrates otherwise.

Despite the foregoing, the Company assumes that the credit risk on a debt instrument has not increased significantly since initial recognition if the debt instrument is determined to have low credit risk at the reporting date. A debt instrument is determined to have low credit risk if (i) it has a low risk of default, (ii) the borrower has a strong capacity to meet its contractual cash flow obligations in the near term and (iii) adverse changes in economic and business conditions in the longer term may, but will not necessarily, reduce the ability of the borrower to fulfil its contractual cash flow obligations.

The Company regularly monitors the effectiveness of the criteria used to identify whether there has been a significant increase in credit risk and revises them as appropriate to ensure that the criteria are capable of identifying significant increase in credit risk before the amount becomes past due.

In order to minimize the credit risk, management of the Company has created a team responsible for the determination of credit limits and credit approvals for customers.

(ii)    Definition of default

The Company considers for internal credit risk management purposes and based on historical experience, that an event of default to have occurred when there is information obtained from internal or external sources that indicates the debtor is unlikely to pay its creditors, including the Company.

(iii)   Credit-impaired financial assets

A financial asset is credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of that financial asset have occurred. These events include evidence that there is significant financial difficulty of the debtors or it is becoming probable that the debtor will enter bankruptcy.

(iv)   Write-off policy

The Company writes off a financial asset when there is information indicating that the counterparty is in severe financial difficulty and there is no realistic prospect of recovery, e.g., when the counterparty has been placed under liquidation or has entered into bankruptcy proceedings. Financial assets written off may still be subject to enforcement activities under the Company’s recovery procedures, taking into account legal advice where appropriate. Any recoveries made are recognized in profit or loss.

(v)    Measurement and recognition of expected credit losses

The measurement of expected credit losses is a function of the probability of default, loss given default (i.e., the magnitude of the loss if there is a default) and the exposure at default. The assessment of the probability of default and loss given default is based on historical data adjusted by forward-looking information as described above. As for the exposure at default, for financial assets, this is represented by the assets’ gross carrying amount at the reporting date.

BRA PRO LIMITED
NOTES TO FINANCIAL STATEMENTS

3       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

For financial assets, the expected credit loss is estimated as the difference between all contractual cash flows that are due to the Company in accordance with the contract and all the cash flows that the Company expects to receive, discounted at the original effective interest rate.

If the Company has measured the loss allowance for a financial instrument at an amount equal to lifetime ECL in the previous reporting period, but determines at the current reporting date that the conditions for lifetime ECL are no longer met, the Company measures the loss allowance at an amount equal to 12-month ECL at the current reporting date.

The Company recognizes an impairment gain or loss in profit or loss for all financial instruments with a corresponding adjustment to their carrying amount through a loss allowance account.

Derecognition of financial assets

The Company derecognizes a financial asset only when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another party. If the Company neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the Company recognizes its retained interest in the asset and an associated liability for amounts it may have to pay. If the Company retains substantially all the risks and rewards of ownership of a transferred financial asset, the Company continues to recognize the financial asset and a collateralized borrowing for the proceeds received.

On derecognition of a financial asset measured at amortized cost, the difference between the asset’s carrying amount and the sum of the consideration received and receivable is recognized in profit or loss.

Financial liabilities and equity

Classification as debt or equity

Financial liabilities and equity instruments issued by the Company are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument.

Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of the Company after deducting all of its liabilities. Equity instruments are recorded at the proceeds received, net of direct issue costs.

Financial liabilities

Financial liabilities including trade and other payables, and borrowings are initially measured at fair value, net of transaction costs, and are subsequently measured at amortized cost, using the effective interest method, with interest expense recognized on an effective yield basis, except for short-term payables when the recognition of interest would be immaterial.

Interest-bearing loans are initially recognized at fair value, and are subsequently measured at amortized cost, using the effective interest method.

Derecognition of financial liabilities

The Company derecognizes financial liabilities when, and only when, the Company’s obligations are discharged, cancelled or they expire. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

BRA PRO LIMITED
NOTES TO FINANCIAL STATEMENTS

3       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

REVENUE RECOGNITION

Revenue is recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. the Company uses a five-step approach to recognize revenue:

•        Step 1: Identify the contract(s) with a client

•        Step 2: Identify the performance obligations in the contract

•        Step 3: Determine the transaction price

•        Step 4: Allocate the transaction price to the performance obligations in the contract

•        Step 5: Recognize revenue when (or as) the Company satisfies a performance obligation

The Company recognizes revenue when (or as) a performance obligation is satisfied, i.e., when “control” of the services underlying the particular performance obligations is transferred to clients.

A performance obligation represents a service (or a bundle of services) that is distinct or a series of distinct services that are substantially the same.

Control is transferred overtime and revenue is recognized overtime by reference to the progress towards complete satisfaction of the relevant performance obligation if one of the following criteria is met:

•        the client simultaneously receives and consumes the benefits provided by the Company’s performance as the Company performs;

•        the Company’s performance creates or enhances an asset that the client controls as the asset is created or enhanced; or

•        the Company’s performance does not create an asset with an alternative use to the Company and the Company has an enforceable right to payment for performance completed to date

Otherwise, revenue is recognized at a point in time when the customer obtains control of the distinct service.

The Company recognizes revenue from the following major sources:

•        Sales of goods;

•        Service fees.

Sales of goods

The Company sales of lady lingerie both to the international brands and retailers. The Company will typically receive purchase orders from its customers which will set forth products design, quantity to be delivered, the transaction price, terms of delivery and terms of payment. The terms serve as the basis of the performance obligations that the Company must fulfill in order to recognize revenue. The key performance obligation is the delivery of the finished product to the customer at their location at which point title to that asset passes to the customer. Revenue is recognized at a point in time when control of the goods has transferred, being when the goods have been shipped to the customer according to respective orders’ shipping terms. There are no long standing contracts with these brands and retailers.

BRA PRO LIMITED
NOTES TO FINANCIAL STATEMENTS

3       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Service fees

Service fees includes supply chain solution services provided to customers on long term basis as well as ad hoc basis. Services fee revenue is recognized over time as services are rendered.

INTEREST INCOME

Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable.

TAXATION

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit/(loss) before tax because of income or expense that are taxable or deductible in other years and items that are never taxable or deductible. The Company’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. Such deferred tax assets and liabilities are not recognized if the temporary difference arises from the initial recognition (other than in a business combination) of assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit. In addition, deferred tax liabilities are not recognized if the temporary difference arises from the initial recognition of goodwill.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset is realized, based on tax rate (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied to the same taxable entity by the same taxation authority.

Current and deferred tax are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case, the current and deferred tax are also recognized in other comprehensive income or directly in equity respectively. Where current tax or deferred tax arises from the initial accounting for a business combination, the tax effect is included in the accounting for the business combination.

BRA PRO LIMITED
NOTES TO FINANCIAL STATEMENTS

3       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

EMPLOYEE BENEFITS

Employee benefits are recognized as an expense, unless the cost qualifies to be capitalized as an asset.

(a)    Defined contribution plans

Defined contribution plans are post-employment benefit plans under which the Company pays fixed contributions into separate entities such as the Central Provident Fund on a mandatory, contractual or voluntary basis. The Company has no further payment obligations once the contributions have been paid.

(b)    Employee leave entitlement

Employee entitlements to annual leave are recognized when they accrue to employees. A provision is made for the estimated liability for annual leave as a result of services rendered by employees up to the balance sheet date.

(c)     Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably

CASH AND CASH EQUIVALENTS

For the purpose of presentation in the statements of cash flows, cash and cash equivalents include cash on hand, deposits with financial institutions which are subject to an insignificant risk of change in value.

SHARE CAPITAL

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new ordinary shares are deducted against the share capital account.

RESERVES

Retained earnings

Retained earnings comprise the cumulative net profits recognized in the Company’s statements of profit or loss.

RELATED PARTIES

A person, or a close member of that person’s family, is related to the Company if that person:

(i)     has control or joint control over the Company;

(ii)    has significant influence over the Company ; or

(iii)   is a member of the key management personnel of the Company or the Company’s parent.

An entity is related to the Company if any of the following conditions applies:

The entity and the Company are members of the same group (which means that each parent, subsidiary and fellow subsidiary is related to the others).

(i)     One entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of the Company of which the other entity is a member).

BRA PRO LIMITED
NOTES TO FINANCIAL STATEMENTS

3       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Both entities are joint ventures of the same third party.

(ii)    One entity is a joint venture of a third entity and the other entity is an associate of the third entity.

(iii)   The entity is a post-employment benefit plan for the benefit of employees of either the Company or an entity related to the Company.

The entity is controlled or jointly controlled by a person identified in (a).

(iv)   A person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

(v)    The entity, or any member of entity’s group which it is a part, provides key management personnel services to the Company or to the Company’s parent. Close members of the family of a person are those family members who may be expected to influence, or be influenced by, that person in their dealings with the entity.

EARNINGS PER SHARE

The Company presents basic and diluted earnings per share data for its ordinary shares. Basic earnings per share is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted-average number of ordinary shares outstanding during the year, adjusted for own shares held, if any. Diluted earnings per share is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted-average number of ordinary shares outstanding, adjusted for own shares held, if any, for the effects of all dilutive potential ordinary shares.

SEGMENT REPORTING

Operating segments, and the amounts of each segment item reported in the financial statements, are identified from the financial information provided regularly to the Company’s most senior executive management for the purposes of allocating resources to, and assessing the performance of, the Company’s various lines of business and geographical locations.

Individually material operating segments are not aggregated for financial reporting purposes unless the segments have similar economic characteristics and are similar in respect of the nature of products and services, the nature of production processes, the type or class of customers, the methods used to distribute the products or provide the services, and the nature of the regulatory environment. Operating segments which are not individually material may be aggregated if they share a majority of these criteria.

BRA PRO LIMITED
NOTES TO FINANCIAL STATEMENTS

4       PROPERTY, PLANT AND EQUIPMENT

	Computer equipment	Total
	USD	USD
Cost

As at 1 April 2022	7,100	7,100
Additions	—	—
As at 31 March 2023 and 31 March 2024	7,100	7,100

Accumulated depreciation

As at 1 April 2022	(2,161)	(2,161)
Depreciation charge	(1,314)	(1,314)
As at 31 March 2023	(3,475)	(3,475)
Depreciation charge	(1,222)	(1,222)
As at 31 March 2024	(4,697)	(4,697)

Carrying amount

As at 31 March 2023	3,625	3,625
As at 31 March 2024	2,403	2,403

5       DEFERRED OFFERING COSTS

	2023	2024
	USD	USD
Deferred offering costs	—	836,753

Deferred offering cost means any fees, commissions, costs, expenses, concessions and other amounts payable to any party, including, without limitation, brokers, underwriters, advisors (accounting, financial, legal and otherwise) and any consultants, in connection with the Company’s initial public offering of Class B Ordinary Shares (“Offering Shares”). Upon completion of the IPO, these deferred offering costs shall be reclassified from non-current assets to stockholders’ equity and recorded against the net proceeds from the offering.

6       INVENTORIES

	2023	2024
	USD	USD
Raw materials	2,613,779	3,215,611
Work-in-progress	627,475	1,015,020
Finished goods	2,490,680	2,862,948
	5,731,934	7,093,579

The cost of inventories recognized as expenses and included in “cost of material” and “sub-contractor charges”, line items in profit or loss. Contract manufacturers charges are the costs to produce ladies’ undergarments based on CMTP (Cutting, Manufacturing, Trimming and Packaging) term with pre-determined rate. Cost of material charged to profit or loss for the financial year March 31, 2023 and 2024 was USD28,505,060 and USD30,727,929 respectively. Contract manufacturers charges recognized in profit or loss for the financial year March 31, 2023 and 2024 was USD15,287,144 and USD16,595,624 respectively.

BRA PRO LIMITED
NOTES TO FINANCIAL STATEMENTS

7       TRADE AND OTHER RECEIVABLES

	2023	2024
	USD	USD
Trade receivables – third parties(a)	2,368,285	6,871,184
Less: Impairment losses(b)(c)	(42,826)	(278,601)
	2,325,459	6,592,583

Prepayments – third parties(e)	53,594	50,484
3Advances to contract manufacturers – third parties(f)	5,077,611	5,349,708
	5,131,205	5,400,192

Total trade and other receivables	7,456,664	11,992,775

Movement in the above impairment losses:

Beginning balances	25,156	42,826
Charge for the financial year(c)	17,670	235,775
Ending balance	42,826	278,601

____________

(a)      Trade receivables are non-interest bearing and the normal credit terms granted by the Company is 30 to 90 days (2023: 30 to 90 days). They are recognized at their original invoice amounts, which represent their fair values on initial recognition.

(b)      The ageing analysis of trade receivables of the Company are as follows:

	Expected credit loss rate (%)	Gross	Impairment loss	Net
		USD	USD	USD
At 31 March 2023
Current	1.02%	1,331,554	(13,569)	1,317,985
> 30 days past due	0.02%	445,412	(100)	445,312
> 60 days past due	0.77%	221,581	(1,705)	219,876
> 90 days past due	7.42%	369,738	(27,452)	342,286
Total	1.81%	2,368,285	(42,826)	2,325,459
	Expected credit loss rate (%)	Gross	Impairment loss	Net
		USD	USD	USD
At 31 March 2024
Current	4.17%	3,972,696	(165,473)	3,807,223
> 30 days past due	6.63%	1,145,648	(75,979)	1,069,669
> 60 days past due	0.04%	916,003	(387)	915,616
> 90 days past due	4.39%	836,837	(36,762)	800,075
Total	4.05%	6,871,184	(278,601)	6,592,583

(c)      As part of the Company’s credit risk management, the Company assesses the impairment for its customers based on different group of customers which share common risk characteristics that are representative of the customers’ abilities to pay all amounts due in accordance with the contractual terms.

Loss allowance for trade receivables has been measured at an amount equal to the lifetime ECL. The ECL on trade receivables are estimated using a provision matrix by reference to past default experience of the debtor and an analysis of the debtor’s current financial position, adjusted for factors that are specific to the debtors, and where relevant general economic conditions of the industry in which the debtors operate.

BRA PRO LIMITED
NOTES TO FINANCIAL STATEMENTS

7       TRADE AND OTHER RECEIVABLES (cont.)

As the Company’s historical credit loss experience does not show significantly different loss patterns for different customer segments, the provision for loss allowance based on past due status is not further distinguished between the Company’s different customer base.

There has been no change in the estimation techniques or significant assumptions made during the current reporting period. A trade receivable is written off when there is information indicating that the debtor is in severe financial difficulty and there is no realistic prospect of recovery.

(d)      Information of financial risks of the trade and other receivables were disclosed in Note 22 to the financial statements.

(e)      Prepayments from third parties consist mainly of the cost of installation of Enterprise Resource Planning (ERP) system and prepaid insurances.

(f)      Other receivables from third parties consist mainly of advances to contract manufacturers. The Company expected to be offset with contract manufacturers charges in the next 12 months.

8       AMOUNT DUE FROM/TO RELATED PARTIES

Amounts due from/to related parties represent unsecured advances, which are non-interest bearing and repayable within the next twelve (12) months.

As at end of reporting period, management considers the ECL for amount due from related parties is insignificant. Information of financial risks of the amount due from/to related parties were disclosed in Note 22 to the financial statements.

9       CASH AND CASH EQUIVALENTS

	2023	2024
	USD	USD
Cash and bank balances	8,912,620	5,953,607

The above balances that are not denominated in the functional currency are as follows:

	2023	2024
	USD	USD
Hong Kong Dollar	86,555	85,093
Indonesia Rupiah	253	253

As at end of reporting period, management considers the ECL for cash and cash equivalents is insignificant. Information of financial risks of the cash and cash equivalents were disclosed in Note 22 to the financial statements.

10     TRADE AND OTHER PAYABLES

	2023	2024
	USD	USD
Trade payables – third parties	5,065,071	7,340,632
Trade payables – related parties (Note 20)	190,350	282,139
Other payables – third parties	7,116,041	7,545,772
Accruals	1,643,465	1,634,654
Total trade and other payables	14,014,927	16,803,197

BRA PRO LIMITED
NOTES TO FINANCIAL STATEMENTS

10     TRADE AND OTHER PAYABLES (cont.)

Trade payables are non-interest bearing and the normal credit terms granted to the Company ranged from 30 to 60 days (2023: 30 to 60 days) from the date of invoice.

Other payables consist with payable to a third party and advance payments. Both account balance are expected to be paid or satisfy the performance within in the next 12 months and interest free.

Accruals consist mainly of accrued commission charged, accrued service fees and provisions for staff severance.

Information of financial risks of the trade and other payables were disclosed in Note 22 to the financial statements.

11     AMOUNT DUE TO A SHAREHOLDER

Amount due to a shareholder represents unsecured advances, which are non-interest bearing and repayable within the next twelve (12) months.

Information of financial risks of the amounts due to a shareholder were disclosed in Note 22 to the financial statements.

12     SHARE CAPITAL

	2023	2024
	USD	USD
Paid up capital:
50,000 ordinary shares
At beginning of the financial year	100	100
Issued during the financial year:
– ordinary shares	—	49,900
At end of the financial year	100	50,000

During the financial year, the issued and paid-up share capital of the Company has increased from 100 ordinary shares to 50,000 ordinary shares by way of issuance of 49,900 new ordinary shares at par value of USD1.00 each for cash totaling RM49,900.

The company has authorized 50,000 shares of which 50,000 (2023: 100) ordinary shares are issued at USD1.00. The paid up ordinary shares has a par value of USD1.00 and carry one vote per share and carry a right to dividends as and when declared by the Company.

13     REVENUE

	2023	2024
	USD	USD
Recognized at point in time:
Sales of goods	51,365,777	55,531,434

Recognized over time:
Rendering of services	247,285	224,235
	51,613,062	55,755,669

BRA PRO LIMITED
NOTES TO FINANCIAL STATEMENTS

13     REVENUE (cont.)

Sales of goods by product:

	2023		2024
	USD	%	USD	%
Brassiere	47,576,976	92.6	51,140,091	92.1
Panty	188,080	0.4	775,006	1.4
Bodysuit	3,600,721	7.0	2,966,875	5.3
Swimsuit	—	—	210,774	0.4
Dress	—	—	307,104	0.6
Others	—	—	131,584	0.2
	51,365,777	100.0	55,531,434	100.0

Sales of goods and services by geographical locations:

	2023		2024
	USD	%	USD	%
North America	38,809,092	75.2	44,659,059	80.1
European	10,959,728	21.2	8,905,305	16.0
Asia Pacific	613,618	1.2	1,861,815	3.3
Latin America	937,240	1.8	162,578	0.3
Middle East	224,087	0.4	96,227	0.2
Others	69,297	0.1	70,685	0.1
	51,613,062	100.0	55,755,669	100.0

Sales of goods and services by individual countries for North America and European geographical locations are as follows:

	2023		2024
	USD	%	USD	%
North America
United States of America	36,255,550	70.2	43,896,153	78.7
Canada	2,553,542	5.0	665,574	1.2
Mexico	—	—	97,332	0.2
	38,809,092	75.2	44,659,059	80.1
European
Germany	3,540,636	6.9	3,037,831	5.5
Poland	2,760,391	5.3	2,067,136	3.7
Others	4,658,701	9.0	3,800,338	6.8
	10,959,728	21.2	8,905,305	16.0

14     OTHER INCOME

	2023	2024
	USD	USD
Bank interest income	5,832	105,805
Samples income	4,149	13,604
	9,981	119,409

BRA PRO LIMITED
NOTES TO FINANCIAL STATEMENTS

15     EMPLOYEE BENEFIT EXPENSES

	2023	2024
	USD	USD
Salary	61,000	163,509
Bonus	—	1,000
Allowance	34,141	43,211
Severance	75,001	—
	170,142	207,720

16     OTHER EXPENSES

Included within other expenses are the following expenses:

	2023	2024
	USD	USD
Advertisement and entertainment fee	—	7,627
Bank interest	184,461	377,659
Bank charge	45,372	39,027
Catering fee	399	—
Commission expense	1,897,968	3,112,474
Courier	(13,880)	39,471
Exchange rate	(7,644)	77
Freight export	3,897	3,882
Insurance	30,807	48,636
Lab test	4,616	17,973
Other expenses	66,853	78,952
Other tax expense	226,553	359,325
Professional fee	11,800	20,393
Repair and maintenance	31	23,818
Service fee	164,871	80,959
Stationery	6	208
Transportation	26,363	15,904
Travelling	1,580	112,748
Utilities	170	133
	2,644,223	4,339,266

17     INCOME TAX EXPENSES

	2023	2024
	USD	USD
Current tax expense based on profit for the financial year	824,586	621,644

BRA PRO LIMITED
NOTES TO FINANCIAL STATEMENTS

17     INCOME TAX EXPENSES (cont.)

The Company is incorporated in the British Virgin Islands and is not subject to tax on income or capital gains under current British Virgin Islands law. However, as the Company’s operation is domiciled in Hong Kong, the income tax expense provision was compute based on the Hong Kong statutory tax rate of 16.5%. In addition, no British Virgin Islands withholding tax will be imposed upon payments of dividends by this entity to its shareholders.

The numerical reconciliations between the tax expense and the product of accounting profit multiplied by the applicable tax rates of the Company are as follows:

	2023	2024
	USD	USD
Profit before income taxes	4,997,488	3,767,542
Tax at tax rate of 16.5%	824,586	621,644

18     DIVIDENDS

During the financial year ended March 31, 2023 and 2024, a dividend of USD63,000 per share (total dividend USD6,300,000) and USD50.40 per share (total dividend USD2,520,000) was paid to shareholders.

19     EARNINGS PER SHARE

(a)     Basic

Basic earnings per ordinary share for the financial year ended are calculated by dividing earnings for the financial year attributable to owners of the Company by the weighted average number of ordinary shares outstanding during the financial year.

	2023	2024
	USD	USD
Profit for the financial year attributable to the owners of the Company	4,172,902	3,145,898
Weighted average number of ordinary shares in issue	100	17,052
Basic earnings per ordinary share	41,729.0	184.5

(b)    Diluted

Diluted earnings per ordinary share equals basic earnings per ordinary share as there is no dilutive potential ordinary shares outstanding during the financial year.

20     RELATED PARTY TRANSACTIONS

Nature of relationships with related parties:

Name	Relationship with the Company
PT Star Alliance Intimates	A company Mr. Kendrew Hartanto, has an equity interest
PT Mirae Asia Pasifik	Common shareholder through Mr. Salim Podiono and Mr. Nursalim Podiono
SCP International	Common director through Mr. Koh Wah Seng Philip (appointed from December 21, 2022), and has an equity interest
LGK Hong Kong Ltd.	Common director and shareholder through Mr. Shim Siang Fan
Mr. Shim Siang Fan	Shareholder and Director

BRA PRO LIMITED
NOTES TO FINANCIAL STATEMENTS

20     RELATED PARTY TRANSACTIONS (cont.)

Related party transactions:

The related parties had transactions for the years ended March 31, 2023 and 2024 consist of the following:

Name	Nature	Description	2023	2024
			USD	USD
PT Star Alliance Intimates(a)	Trade	CMT charges and related direct costs	1,895,430	4,505,973
PT Mirae Asia Pasifik(b)	Trade	CMT charges and related direct costs	—	3,267,614
SCP International(c)	Trade	Service fee orders allocation	164,871	—

____________

(a)      PT Star Alliance Intimates

The Company engage PT Star Alliance Intimates as contract manufacturer on order by order basis to complete orders received from customers. Contract manufacturers charges to produce ladies’ undergarments based on CMTP (Cutting Manufacturing, Trimming and Packaging) pre-determined rate.

(b)      PT Mirae Asia Pasifik

The Company engage PT Mirae Asia Pasifik as contract manufacturer on order by order basis to complete orders received from customers. Contract manufacturers charges to produce ladies’ undergarments based on CMTP (Cutting Manufacturing, Trimming and Packaging) pre-determined rate.

(c)      SCP International

The Company has enlisted SCP International as a Service Provider to manage the distribution of customer orders to appropriate Contractors.

The balances with related parties as at March 31, 2023 and 2024 are as follows:

	Nature of transactions	2023	2024
		USD	USD
Amounts due from related parties
PT Star Alliance Intimates	Trade	—	460,162
LGK HongKong Ltd	Non-trade	100,000	—

Trade payable and other payables
PT Star Alliance Intimates	Trade	190,340	282,139
PT Mirae Asia Pasifik	Trade	—	287,645
SCP International	Trade	—	—

Amount due to shareholder
Shim Siang Fan	Non-trade	8,171	56,895

Compensation of key management personnel

Key management personnel are those persons having the authority and responsibility for planning, directing and controlling the activities of the Company, directly and indirectly, including any Director (whether executive or otherwise) of the Company.

The remuneration of the Directors of the Company during the financial year were as follows:

	2023	2024
	USD	USD
Director’s remuneration
Salaries and wages	48,000	123,000
Allowances	22,400	30,711
Total	70,400	153,711

BRA PRO LIMITED
NOTES TO FINANCIAL STATEMENTS

21     FINANCIAL INSTRUMENTS

Categories of financial instruments

The following table sets out the financial instruments as at the end of the reporting period:

	2023	2024
	USD	USD
Financial assets

Financial assets at amortized cost
Trade and other receivables, net prepayment	7,403,070	11,942,291
Amount due from related parties	100,000	460,162
Cash and cash equivalents	8,912,620	5,953,607
	16,415,690	18,356,060

Financial liabilities

Financial liabilities at amortized cost
Trade and other payables	14,014,927	16,803,197
Amount due to a shareholder	8,171	56,895
	14,023,098	16,860,092

Methods and assumptions used to estimate fair value

The fair values of financial assets and financial liabilities are determined as follows:

(i)     Financial instruments that are not carried at fair value and whose carrying amounts are a reasonable approximation of fair value

The carrying amounts of financial assets and financial liabilities, such as trade and other receivables, amount due to a related company, amount due from/to related parties, and trade and other payables are reasonable approximation of fair value due to their short-term nature.

22     CAPITAL AND FINANCIAL RISK MANAGEMENT

(a)     Capital management

The capital structure of the Company mainly comprises share capital and retained profit. The primary objective of the Company’s capital management is to ensure that it maintains a strong credit rating and healthy capital ratios to support its business and meet obligations when they fall due.

The Company manages its capital structure and makes adjustments in light of changes in economic conditions. The management considers the cost of capital and the risk associated with each class of capital. The Company may adjust dividend payments to shareholders, return capital to shareholders, or issue new shares. No changes were made to the objectives, policies, or processes during the financial years ending March 31, 2023, and March 31, 2024.

The Company is not subject to any other externally imposed capital requirements.

As of date of this report, the management has reviewed and concluded that there are no material uncertainties related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern.

(b)    Financial risk management

The financial risk management objective of the Company is to optimise value creation for shareholders whilst minimizing the potential adverse impact arising from liquidity and cash flow risk, interest rate risk, credit risk and foreign currency risk.

BRA PRO LIMITED
NOTES TO FINANCIAL STATEMENTS

22     CAPITAL AND FINANCIAL RISK MANAGEMENT (cont.)

The Directors of the Company review and agree policies and procedures for the management of these risks, which are executed by the management of the Company. It is, and has been the policy of the Company, throughout the current and previous financial year that no derivatives shall be undertaken.

The following sections provide details regarding the exposure of the Company to the above mentioned financial risks and the objectives, policies and processes for the management of these risks.

(i)     Credit risk management

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Company. The Company’s credit risk is primarily attributable to its cash and cash equivalents, trade receivables, other receivables, and amounts due from related parties.

Concentrations

As at March 31, 2023 and 2024, approximately 76.9% and 82.9% of the Company’s trade receivable arose from 3 customers respectively. In order to minimize the credit risk, the management of the Company has delegated a team responsible for determination of credit limits and credit approvals.

The following table sets forth a summary of single customers whom represent 10% or more of the Company’s total revenue:

	2023	2024
	USD	USD
Amount of the Company’s revenue by customers
Customer A	30,691,012	25,032,583
Customer B	*	13,453,231
Customer C	11,348,094	7,352,397

____________

*        Represents percentages less than 10%

Cash and cash equivalents are placed with credit-worthy financial institutions with high credit ratings assigned by international credit-rating agencies and therefore credit risk is limited. The Company has adopted procedures in extending credit terms to customers and monitoring its credit risk. Credit evaluations are performed on customers requiring credit over a certain amount. Before accepting any new customer, the Company carries out research on the credit risk of the new customer and assesses the potential customer’s credit quality and defines credit limits by customer. Limits attributed to customers are reviewed when necessary.

The Company’s current credit risk grading framework comprises the following categories:

Category	Description	Basis of recognizing ECL
Low risk	The counterparty has a low risk of default and does not have any past-due amounts.	12-month ECL
Doubtful	There have been significant increases in credit risk since initial recognition through information developed internally or external resources.	Lifetime ECL – not credit-impaired
In default	There is evidence indicating the asset is credit-impaired.	Lifetime ECL – credit-impaired
Write-off	There is evidence indicating that the debtor is in severe financial difficulty and the Company has no realistic prospect of recovery.	Amount is written off

BRA PRO LIMITED
NOTES TO FINANCIAL STATEMENTS

22     CAPITAL AND FINANCIAL RISK MANAGEMENT (cont.)

Impairment for trade receivables that do not contain a significant financing component are recognized based on the simplified approach within IFRS 9 using the lifetime expected credit losses.

The table below details the credit quality of the Company’s financial assets as well as maximum exposure to credit risk by credit risk rating grades:

Financial assets at amortized cost	12-month or lifetime ECL	Gross carrying amount	Loss allowance	Net carrying amount
		USD	USD	USD
2023
Trade receivables	Lifetime ECL – Not credit-impaired	2,368,285	(42,826)	2,325,459
Other receivables	12-month ECL	5,131,205	—	5,131,205
Amount due from related parties	12-month ECL	100,000	—	100,000
		7,599,490	(42,826)	7,556,664

2024
Trade receivables	Lifetime ECL – Not credit-impaired	6,871,184	(278,601)	6,592,583
Other receivables	12-month ECL	5,400,192	—	5,400,192
Amount due from related parties	12-month ECL	460,162	—	460,162
		12,731,538	(278,601)	12,452,937

At the end of the reporting period, the maximum exposure to credit risk of the Company is represented by the carrying amount of each class of financial assets recognized in the statements of financial position.

(ii)    Liquidity risk management

In the management of the liquidity risk, the Company monitors and maintains a level of cash and cash equivalents deemed adequate by management to finance its operations and mitigate the effects of fluctuations in cash flows.

The following table details the Company’s contractual maturity for its non-derivative financial liabilities. The table has been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Company can be required to pay.

	On demand or within 1 year	Over 1 year	Total undiscounted cash flow	Total carrying amount
	USD	USD	USD	USD
2023
Trade and other payables	14,014,927	—	14,014,927	14,014,927
Amount due to a shareholder	8,171	—	8,171	8,171
	14,023,098	—	14,023,098	14,023,098

BRA PRO LIMITED
NOTES TO FINANCIAL STATEMENTS

22     CAPITAL AND FINANCIAL RISK MANAGEMENT (cont.)

	On demand or within 1 year	Over 1 year	Total undiscounted cash flow	Total carrying amount
	USD	USD	USD	USD
2024
Trade and other payables	16,803,197	—	16,803,197	16,803,197
Amount due to a shareholder	56,895	—	56,895	56,895
	16,860,092	—	16,860,092	16,860,092

(iii)   Foreign currency risk management

The Company also transacts business in foreign currencies other than its functional currencies, as further disclosed below, and is therefore exposed to foreign exchange risk.

The currency exposure of financial assets and financial liabilities denominated in currencies other than the Company’s functional currencies are as follows:

	Assets		Liabilities
	2023	2024	2023	2024
	USD	USD	USD	USD
Hong Kong Dollar	86,555	85,093	—	—
Indonesia Rupiah	254	254	—	—
	86,809	85,347	—	—

Foreign currency sensitivity

The following table details the sensitivity to a 5% increase and decrease in the related foreign currencies against the functional currency (“USD”) with all the other variables held constant. 5% is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the possible change in foreign exchange rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and adjusts their translation at the period end for a 5% change in foreign currency rates.

	2023	2024
	USD	USD
Hong Kong Dollar	4,327	4,255
Indonesia Rupiah	13	13
	4,340	4,268

23     SEGMENTS OPERATIONS

An operation segment is a component of an entity that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity whose operating results are reported to the Company’s chief operating decision maker (“CODM”) for the purpose of resource allocation and performance assessment. Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. The Company’s operates in a single business segment which is the business of sales and marketing of lingerie’s products including bra, panty and body suit, mainly serving the American, European and other markets. No operating segments have been aggregated to form the reportable operating segment.

No geographical segment information presented as group’s operations are conducted predominantly in Hong Kong.

BRA PRO LIMITED
NOTES TO FINANCIAL STATEMENTS

24     EVENTS DURING AND SUBSEQUENT TO THE REPORTING PERIOD

For the sake of undertaking a public offering of BrilliA’s ordinary shares, BrilliA and the Company has completed a series of reorganization transactions including the following:-

On April 30, 2024, BrilliA consummated the reorganization pursuant to a share exchange agreement with Messrs Shim Siang Fan, Kendrew Hartanto, Salim Podiono, and Nursalim Podiono who have assigned all of their ordinary shares in the Company to BrilliA in exchange for a total of 18,018,018 Class A shares in BrilliA. Accordingly, the Company became a 99.9% owned subsidiary of BrilliA and Mr. Chua Kok Guan holds the remaining 0.1% of the Company.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Shareholders of PT. Mirae Asia Pasifik

Opinion on the Financial Statements

We have audited the accompanying statements of financial position of PT. Mirae Asia Pasifik (the “Company”) as of March 31, 2024 and 2023, and the related statements of profit and loss, comprehensive income, change in shareholders’ equity, and cash flows as of and for the years ended March 31, 2024 and 2023, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2024 and 2023, and the results of its operations and its cash flows for the years ended March 31, 2024 and 2023, in conformity with International Financial Reporting Standard (the “IFRS”) issued by International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ TAAD LLP

We have served as the Company’s auditor since 2023.

Diamond Bar, CA

July XX, 2024

PT. MIRAE ASIA PASIFIK
STATEMENTS OF FINANCIAL POSITION
AS OF MARCH 31, 2023 AND 2024

	Note	2023	2024	2024
		IDR’000	IDR’000	USD
ASSETS
Non-current assets
Property, plant and equipment, net	4	1,155,175	1,515,758	95,613
Right-of-use assets	5	2,767,168	263,969	16,651
Total non-current assets		3,922,343	1,779,727	112,264

Current assets
Trade receivables	6	13,414,201	4,574,560	288,561
Other receivables	7	621,406	3,345,205	211,014
Amounts due from shareholder	8	7,726,588	—	—
Income tax recoverable		—	940,301	59,314
Cash and cash equivalents	9	2,010,851	6,262,287	395,022
Total current assets		23,773,046	15,122,353	953,911
Total assets		27,695,389	16,902,080	1,066,175

LIABILITIES AND EQUITY
Current liabilities
Other payables	10	972,161	2,097,191	132,290
Current lease liabilities	11	3,278,264	—	—
Income tax payables		839,836	—	—
Total current liabilities		5,090,261	2,097,191	132,290
Total liabilities		5,090,261	2,097,191	132,290

Capital and reserves
Share capital	12	10,000,000	10,000,000	630,795
Retained earnings		12,605,128	4,804,889	303,090
Total shareholders’ equity		22,605,128	14,804,889	933,885
Total liabilities and equity		27,695,389	16,902,080	1,066,175

The accompanying notes are an integral part of these financial statements.

PT. MIRAE ASIA PASIFIK
STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME
FOR THE YEARS ENDED MARCH 31, 2023 AND 2024

	Note	2023	2024	2024
		IDR’000	IDR’000	USD
Revenue	13	48,506,073	51,336,282	3,238,269
Other income	14	6,443	1,915	121
Depreciation of property, plant and equipment	4	(495,943)	(530,279)	(33,450)
Depreciation of right-of-use assets	5	(2,726,527)	(2,503,199)	(157,901)
Employee benefit expense	15	(31,356,099)	(32,114,633)	(2,025,776)
Other expenses	16	(9,750,819)	(12,574,552)	(793,197)
Finance costs	17	(465,128)	(133,928)	(8,448)
Profit before income taxes		3,718,000	3,481,606	219,618
Income tax expenses	18	(918,544)	(1,281,845)	(80,858)
Profit for the financial year		2,799,456	2,199,761	138,760
Other comprehensive income, net of tax, for the year		—	—	—
Total comprehensive income for the year		2,799,456	2,199,761	138,760
Weighted average number of ordinary shares
basic and diluted		10,000	10,000	10,000
Earnings per share attributable to ordinary shareholders
basic and diluted		279.9	220.0	13.9

The accompanying notes are an integral part of these financial statements.

PT. MIRAE ASIA PASIFIK
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Ordinary shares		Share capital	(Accumulated losses)/ Retained earnings	Total shareholders’ equity
	No. of shares	Amount
		IDR	IDR’000	IDR’000	IDR’000
Balance at April 1, 2022	10,000	1,000,000	10,000,000	9,805,672	19,805,672
Profit for the financial year	—	—	—	2,799,456	2,799,456
Balance at March 31, 2023	10,000	1,000,000	10,000,000	12,605,128	22,605,128
Profit for the financial year	—	—	—	2,199,761	2,199,761

Transactions with owners:
Dividends paid	—	—	—	(10,000,000)	(10,000,000)
Balance at March 31, 2024	10,000	1,000,000	10,000,000	4,804,889	14,804,889
Balance at March 31, 2024 (USD)			630,795	303,090	933,885

The accompanying notes are an integral part of these financial statements.

PT. MIRAE ASIA PASIFIK
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED MARCH 31, 2023 and 2024

	2023	2024	2024
	IDR’000	IDR’000	USD
CASH FLOWS FROM OPERATING ACTIVITIES
Profit before income taxes	3,718,000	3,481,606	219,618

Adjustments for:
Depreciation of property, plant and equipment	495,943	530,279	33,450
Depreciation of right-of-use assets	2,726,527	2,503,199	157,901
Interest income	(2,303)	(1,915)	(121)
Interest on the lease liabilities	465,128	133,928	8,448
Unrealized gain on foreign exchange	(576,392)	(217,147)	(13,698)
Operating profit before changes in working capital	6,826,903	6,429,950	405,598

Changes in working capital:
Other receivables	(3,755,339)	6,115,842	385,784
Other payables	120,063	1,125,029	70,966

Cash generated from operations	3,191,627	13,670,821	862,348
Tax paid	(1,791,238)	(3,061,982)	(193,148)
Net cash from operating activities	1,400,389	10,608,839	669,200

CASH FLOWS FROM INVESTMENT ACTIVITIES
Interest received	2,303	1,915	121
Purchase of property, plant and equipment	(140,295)	(890,862)	(56,195)
Downpayment for lease motor vehicle	—	—	—
Net cash used in investing activities	(137,992)	(888,947)	(56,074)

CASH FLOWS FROM FINANCING ACTIVITY
(Advances to)/Repayments from shareholders	(4,075,588)	7,726,588	487,390
Dividends paid	—	(10,000,000)	(630,795)
Payments of lease liabilities	(3,112,564)	(3,105,839)	(195,915)
Interest paid	(465,128)	(133,928)	(8,448)
Net cash used in financing activity	(7,653,280)	(5,513,179)	(347,768)
Net (decrease)/increase in cash and cash equivalents	(6,390,883)	4,206,713	265,358
Effects of exchange rate changes on cash and cash equivalents	704,817	44,723	2,820
Cash and bank balances at beginning of year	7,696,917	2,010,851	126,844
Cash and bank balances at end of year	2,010,851	6,262,287	395,022

The accompanying notes are an integral part of these financial statements.

PT. MIRAE ASIA PASIFIK
NOTES TO FINANCIAL STATEMENTS

1       GENERAL INFORMATION

PT. Mirae Asia Pasifik (“the Company” or “MAP”) was incorporated in the Republic of Indonesia on December 8, 2015. The registered office and principal place of business of the Company is at Jalan Jembatan III Barat Kav Blok B No. 7, Kel. Penjaringan, Kec. Penjaringan, Jakarta Utara, DKI Jakarta, Indonesia (Kode Pos: 14440). The Company is principally engaged in providing wholesale trading of clothing and other management consultation activities.

Impact of the COVID-19

The global pandemic outbreak of COVID-19 announced by the World Health Organization in early 2020 has disrupted the Company’s operations, and the operations of customers, suppliers and/or third-party contract manufacturers. Since early 2020, the ongoing COVID-19 pandemic has led governments across the globe to impose a series of measures intended to contain its spread, including border closures, travel bans, quarantine measures, social distancing, and restrictions on business operations and large gatherings, and has caused significant disruption to worldwide economic activities, including economic activities in Hong Kong and Singapore, Indonesia and PRC, United States and Europe and the other part of the word. However, as of the date of the prospectus, most countries around the globe have abolished the measures to contain COVID-19 pandemic.

Organization and reorganization

BrilliA Inc (BrilliA) is a company incorporated in the Cayman Islands on July 14, 2023. The registered office at the offices of WB Corporate Services (Cayman) Ltd., of P.O. Box 2775, 71 Fort Street, 3rd Floor, George Town, Grand Cayman KY1-1111, Cayman Islands and the principal executive office is at 220 Orchard Road Unit 05-01, Midpoint Orchard, Singapore 238852. In order to facilitate BrilliA’s initial public offering, BrilliA has completed a series of reorganization transactions (the “Reorganization”) including the following:

As at April 1, 2021, the Company has 10,000 issued and outstanding ordinary shares. Messrs Salim Podiono and Nursalim Podiono hold 8,000 shares and 2,000 shares respectively in the Company.

Group reorganization

On December 5, 2023, BrilliA Holdings (Singapore) Pte Ltd (“BrilliA Singapore”) was incorporated as an investment holding company, merely to facilitate the acquisition of the Company by BrilliA. Before the reorganization exercise, the sole shareholder of BrilliA Singapore was Mr. Koh Wah Seng Philip. On March 7, 2024, BrilliA Singapore consummated the acquisition of the Company pursuant to a share exchange arrangement in which Messrs. Salim and Nursalim Podiono assigned 99.99% of their shares in the Company to BrilliA Singapore, whereby Messrs. Salim and Nursalim Podiono in turn held 94.65% shares of BrilliA Singapore. On March 18, 2024, Mr. Koh Wah Seng Philip transferred his entire shareholding of 5.35% in BrilliA Singapore to Messrs. Salim and Nursalim, resulting in Messrs. Salim and Nursalim holding 80% and 20% equity interest respectively in BrilliA Singapore. Subsequently, BrilliA acquired 100% equity interest in BrilliA Singapore through a separate share exchange agreement entered on April 30, 2024. These transactions result in BrilliA becoming the parent company of BrilliA Singapore, including its subsidiary, the Company.

The shareholding by Mr. Koh Wah Seng Philip in BrilliA Singapore was deemed transitory to facilitate the acquisition of the Company by BrilliA, whereby the shares were subsequently transferred to Messrs. Salim and Nursalim Podiono. As such, BrilliA, BrilliA Singapore and the Company were deemed under common control before and after the reorganization exercise, resulting in the reorganization exercise involving these entities being accounted for by applying the pooling of interest method of accounting and the consolidated financial statements of BrilliA have been accounted for as if the reorganization exercise had occurred from the date when these entities were under common control.

PT. MIRAE ASIA PASIFIK
NOTES TO FINANCIAL STATEMENTS

2       GENERAL PRINCIPLES FOR THE PREPARATION OF THE FINANCIAL STATEMENTS

COMPLIANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS

The financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”).

ADOPTION OF NEW AND REVISED STANDARDS

In the current financial year, the Company has adopted all the new or revised IFRS Accounting Standards that are relevant to its operations and effective for annual periods beginning on or after 1 April 2021. The adoption of these new/revised IFRS Accounting Standard and amendments to IFRS Accounting Standard does not result in substantial changes to the Company’s accounting policies and has no material effects on the amounts reported for the current or prior years.

At the date of this report, the management have considered and anticipated that the adoption of the IFRS/amendments to IFRS Accounting Standard issued but not yet effective until future periods will not have a material impact on the financial statements of the Company in the period of their initial adoption.

HISTORICAL COST CONVENTION

The financial statements have been prepared with the historical cost basis, except those as disclosed in the accounting policies below. Historical cost is generally based on the fair value of the consideration given in exchange for goods and services.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Company takes into account the characteristics of the asset or liability which market participants would take into account when pricing the asset or liability at the measurement date. Fair value for measurement and/or disclosure purposes in these financial statements is determined on such a basis, except for leasing transactions that are within the scope of IFRS 16 Leases, and measurements that have some similarities to fair value but are not fair value, such as value in use in IAS 36 Impairment of Assets.

In addition, for financial reporting purposes, fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

•        Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

•        Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

•        Level 3 inputs are unobservable inputs for the asset or liability

BASIS OF PREPARATION

The financial statements consist of the statements of financial position, the statements of profit or loss, statements of changes in equity, statements of cash flows and the notes to the financial statements.

The statements of financial position has been prepared based on the nature of the transactions, distinguishing: (a) current assets from non-current assets, where current assets are intended as the assets that should be realized, sold or used during the normal operating cycle, or the assets owned with the aim of being sold in the short term (within 12 months); (b) current liabilities from non-current liabilities, where current liabilities are intended as the liabilities that should be paid during the normal operating cycle, or over the 12-month period subsequent to the reporting date.

PT. MIRAE ASIA PASIFIK
NOTES TO FINANCIAL STATEMENTS

2       GENERAL PRINCIPLES FOR THE PREPARATION OF THE FINANCIAL STATEMENTS (cont.)

The statements of profit or loss has been prepared based on the function of the expenses.

The statements of cash flows has been prepared using the indirect method.

The financial statements present all amounts rounded to the nearest thousand of Indonesia Rupiah (“IDR”), unless otherwise stated. They also present comparative information in respect to the previous period.

FUNCTIONAL AND PRESENTATION CURRENCY

Functional and presentation currency

Items included in the financial statements of the Company’s are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The financial statements are presented in Indonesia Rupiah (“IDR”), which is the functional currency of the Company.

Assets and liabilities denominated in currencies other than the reporting currency are translated into the reporting currency at the rates of exchange prevailing at the balance sheet date. Translation gains and losses are recognized in the statements of income (loss) and comprehensive income (loss) as other comprehensive income or loss. Transactions in currencies other than the reporting currency are measured and recorded in the reporting currency at the exchange rate prevailing on the transaction date. The cumulative gain or loss from foreign currency transactions is reflected in the statements of income (loss) and comprehensive income (loss) as other income (other expenses).

Convenience translation

Translations of balances in the balance sheets, statements of income, statements of changes in shareholders’ equity and statements of cash flows from IDR into USD as of March 31, 2024 are solely for the convenience of the readers and are calculated at the rate of USD1.00 = IDR15,853. No representation is made that the IDR amounts could have been, or could be, converted, realized or settled into USD at such rate, or at any other rate.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

In preparing the financial statements, management has made judgements and estimates that affect the application of the Company’s accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to estimates are recognized prospectively. Estimates are based on historical experience and other factors, including expectations about future events that may have a financial impact on the Company and that are believed to be reasonable under the circumstances.

(i)     Judgements

Management is of the opinion that there are no instances of application of judgement expected to have a significant effect on the amounts recognized in the financial statements.

(ii)    Assumptions and estimation uncertainties

The key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the financial year that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below.

PT. MIRAE ASIA PASIFIK
NOTES TO FINANCIAL STATEMENTS

2       GENERAL PRINCIPLES FOR THE PREPARATION OF THE FINANCIAL STATEMENTS (cont.)

Depreciation of property, plant and equipment

The Company’s property, plant and equipment are depreciated on a straight-line basis over their useful lives. Useful lives of these assets are estimated by management based on common life expectancies and usage level of the Company. Changes in the expected level of usage could impact the economic useful lives and the residual values of these assets, therefore future depreciation charges could be revised.

Impairment review of receivables

The management estimates the amount of loss allowance for expected credit loss (“ECL”) on receivables based on the changes in credit risk. The loss allowance amount is measured as the asset’s carrying amount and the present value of estimated future cash flows with the consideration of expected future credit losses. The assessment of the credit risk involves high degree of estimation and uncertainty. When the actual future cash flows are less than expected or more than expected, a material impairment loss or a material reversal of impairment loss may arise.

Income taxes

Significant judgement is required in determining the tax allowances, deductibility of certain expenses and taxability of certain income during the estimation of the provision for income taxes. There are transactions during the ordinary course of business for which the ultimate tax determination is uncertain. The Company recognize tax liabilities based on estimates of whether additional taxes would be due. Where the final tax outcome is different from the amounts that were initially recorded, such differences would impact the income tax and deferred tax provisions in the period in which such determination is made.

3       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are tangible assets that are held for use in the production or supply of goods or services, or for administrative purposes. Property, plant and equipment are stated in the statements of financial position at cost less subsequent accumulated depreciation and subsequent accumulated impairment losses, if any.

Costs include any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and, for qualifying assets, borrowing costs capitalized in accordance with the Company’s accounting policy. Depreciation of these assets, on the same basis as other property assets, commences when the assets are ready for their intended use.

Depreciation is recognized to allocate the cost of assets less their residual values over their estimated useful lives, using the straight-line method. The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis.

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on the disposal or retirement of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in profit or loss.

PT. MIRAE ASIA PASIFIK
NOTES TO FINANCIAL STATEMENTS

3       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Depreciation is charged to allocate the cost of assets, over their estimated useful lives, using the straight-line method, on the following bases:

Years
Motor vehicles	8
Furniture and fittings	4
Machinery and equipment	8
Computer equipment	4

IMPAIRMENT OF NON-FINANCIAL ASSETS

At the end of the reporting period, the Company reviews the carrying amounts of its property, plant and equipment and right-of-use assets to determine whether there is any indication that these assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the relevant asset is estimated in order to determine the extent of the impairment loss (if any).

The recoverable amount of property, plant and equipment and right-of-use assets are estimated individually. When it is not possible to estimate the recoverable amount individually, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

In testing a cash-generating unit for impairment, corporate assets are allocated to the relevant cash-generating unit when a reasonable and consistent basis of allocation can be established, or otherwise they are allocated to the smallest group of cash generating units for which a reasonable and consistent allocation basis can be established. The recoverable amount is determined for the cash-generating unit or group of cash-generating units to which the corporate asset belongs, and is compared with the carrying amount of the relevant cash-generating unit or group of cash-generating units.

Recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset (or a cash-generating unit) for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or a cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or a cash-generating unit) is reduced to its recoverable amount. For corporate assets or portion of corporate assets which cannot be allocated on a reasonable and consistent basis to a cash-generating unit, the Company compares the carrying amount of a group of cash-generating units, including the carrying amounts of the corporate assets or portion of corporate assets allocated to that group of cash-generating units, with the recoverable amount of the group of cash-generating units. In allocating the impairment loss, the impairment loss is allocated first to reduce the carrying amount of any goodwill (if applicable) and then to the other assets on a pro-rata basis based on the carrying amount of each asset in the unit or the group of cash-generating units. The carrying amount of an asset is not reduced below the highest of its fair value less costs of disposal (if measurable), its value in use (if determinable) and zero. The amount of the impairment loss that would otherwise have been allocated to the asset is allocated pro rata to the other assets of the unit or the group of cash-generating units. An impairment loss is recognized immediately in profit or loss.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit or a group of cash-generating units) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or a cash-generating unit or a group of cash-generating units) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

PT. MIRAE ASIA PASIFIK
NOTES TO FINANCIAL STATEMENTS

3       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

PROVISIONS

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that the Company will be required to settle that obligation, and a reliable estimate can be made of the amount of the obligation.

Provisions for legal claims, service warranties and one-time termination benefits for certain employees are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are not recognized for future operating losses.

FINANCIAL INSTRUMENTS

Financial assets and financial liabilities are recognized when a group entity becomes a party to the contractual provisions of the instrument. All regular way purchases or sales of financial assets are recognized and derecognized on a trade date/settlement date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the market place.

Financial assets and financial liabilities are initially measured at fair value except for trade receivables arising from contracts with customers which are initially measured in accordance with IFRS 15. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets or financial liabilities at fair value through profit or loss (“FVTPL”)) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at FVTPL are recognized immediately in profit or loss.

The effective interest method is a method of calculating the amortized cost of a financial asset or financial liability and of allocating interest income and interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts and payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial asset or financial liability, or, where appropriate, a shorter period, to the net carrying amount on initial recognition.

Financial assets

Classification and subsequent measurement of financial assets

Financial assets that meet the following conditions are subsequently measured at amortized cost:

•        the financial asset is held within a business model whose objective is to collect contractual cash flows; and

•        the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

(i)     Amortized cost and interest income

Interest income is recognized using the effective interest method for financial assets measured subsequently at amortized cost and debt instruments/receivables subsequently measured at FVTOCI. Interest income is calculated by applying the effective interest rate to the gross carrying amount of a financial asset.

PT. MIRAE ASIA PASIFIK
NOTES TO FINANCIAL STATEMENTS

3       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Impairment of financial assets subject to impairment assessment under IFRS 9

The Company performs impairment assessment under ECL model on financial assets (including trade and other receivables and loan receivables) which are subject to impairment assessment under IFRS 9. The amount of ECL is updated at each reporting date to reflect changes in credit risk since initial recognition.

Lifetime ECL represents the ECL that will result from all possible default events over the expected life of the relevant instrument. In contrast, 12-month ECL (“12m ECL”) represents the portion of lifetime ECL that is expected to result from default events that are possible within 12 months after the reporting date. Assessments are done based on the Company’s historical credit loss experience, adjusted for factors that are specific to the debtors, general economic conditions and an assessment of both the current conditions at the reporting date as well as the forecast of future conditions.

The Company always recognizes lifetime ECL for trade receivables. For all other instruments, the Company measures the loss allowance equal to 12-month ECL, unless there has been a significant increase in credit risk since initial recognition, in which case the Company recognizes lifetime ECL. The assessment of whether lifetime ECL should be recognized is based on significant increases in the likelihood or risk of a default occurring since initial recognition.

(i)     Significant increase in credit risk

In assessing whether the credit risk has increased significantly since initial recognition, the Company compares the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of initial recognition. In making this assessment, the Company considers both quantitative and qualitative information that is reasonable and supportable, including historical experience and forward-looking information that is available without undue cost or effort.

In particular, the following information is taken into account when assessing whether credit risk has increased significantly:

•        an actual or expected significant deterioration in the financial instrument’s external (if available) or internal credit rating;

•        significant deterioration in external market indicators of credit risk, e.g. a significant increase in the credit spread, the credit default swap prices for the debtor;

•        existing or forecast adverse changes in business, financial or economic conditions that are expected to cause a significant decrease in the debtor’s ability to meet its debt obligations;

•        an actual or expected significant deterioration in the operating results of the debtor;

•        an actual or expected significant adverse change in the regulatory, economic, or technological environment of the debtor that results in a significant decrease in the debtor’s ability to meet its debt obligations.

•        Irrespective of the outcome of the above assessment, the Company presumes that the credit risk has increased significantly since initial recognition when contractual payments are more than 120 days past due, unless the Company has reasonable and supportable information that demonstrates otherwise.

•        Despite the foregoing, the Company assumes that the credit risk on a debt instrument has not increased significantly since initial recognition if the debt instrument is determined to have low credit risk at the reporting date. A debt instrument is determined to have low credit risk if (i) it has a low risk of default, (ii) the borrower has a strong capacity to meet its contractual cash flow

PT. MIRAE ASIA PASIFIK
NOTES TO FINANCIAL STATEMENTS

3       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

obligations in the near term and (iii) adverse changes in economic and business conditions in the longer term may, but will not necessarily, reduce the ability of the borrower to fulfil its contractual cash flow obligations.

The Company regularly monitors the effectiveness of the criteria used to identify whether there has been a significant increase in credit risk and revises them as appropriate to ensure that the criteria are capable of identifying significant increase in credit risk before the amount becomes past due.

In order to minimize the credit risk, management of the Company has created a team responsible for the determination of credit limits and credit approvals for customers.

(ii)    Definition of default

The Company considers for internal credit risk management purposes and based on historical experience, that an event of default to have occurred when there is information obtained from internal or external sources that indicates the debtor is unlikely to pay its creditors, including the Company.

(iii)   Credit-impaired financial assets

A financial asset is credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of that financial asset have occurred. These events include evidence that there is significant financial difficulty of the debtors or it is becoming probable that the debtor will enter bankruptcy.

(iv)   Write-off policy

The Company writes off a financial asset when there is information indicating that the counterparty is in severe financial difficulty and there is no realistic prospect of recovery, e.g., when the counterparty has been placed under liquidation or has entered into bankruptcy proceedings. Financial assets written off may still be subject to enforcement activities under the Company’s recovery procedures, taking into account legal advice where appropriate. Any recoveries made are recognized in profit or loss.

(v)    Measurement and recognition of expected credit losses

The measurement of expected credit losses is a function of the probability of default, loss given default (i.e., the magnitude of the loss if there is a default) and the exposure at default. The assessment of the probability of default and loss given default is based on historical data adjusted by forward-looking information as described above. As for the exposure at default, for financial assets, this is represented by the assets’ gross carrying amount at the reporting date.

For financial assets, the expected credit loss is estimated as the difference between all contractual cash flows that are due to the Company in accordance with the contract and all the cash flows that the Company expects to receive, discounted at the original effective interest rate.

If the Company has measured the loss allowance for a financial instrument at an amount equal to lifetime ECL in the previous reporting period, but determines at the current reporting date that the conditions for lifetime ECL are no longer met, the Company measures the loss allowance at an amount equal to 12-month ECL at the current reporting date.

The Company recognizes an impairment gain or loss in profit or loss for all financial instruments with a corresponding adjustment to their carrying amount through a loss allowance account.

Derecognition of financial assets

The Company derecognizes a financial asset only when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another party. If the Company neither transfers nor retains substantially all the risks and rewards of ownership

PT. MIRAE ASIA PASIFIK
NOTES TO FINANCIAL STATEMENTS

3       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

and continues to control the transferred asset, the Company recognizes its retained interest in the asset and an associated liability for amounts it may have to pay. If the Company retains substantially all the risks and rewards of ownership of a transferred financial asset, the Company continues to recognize the financial asset and a collateralized borrowing for the proceeds received.

On derecognition of a financial asset measured at amortized cost, the difference between the asset’s carrying amount and the sum of the consideration received and receivable is recognized in profit or loss.

Financial liabilities and equity

Classification as debt or equity

Financial liabilities and equity instruments issued by the Company are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument.

Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of the Company after deducting all of its liabilities. Equity instruments are recorded at the proceeds received, net of direct issue costs.

Financial liabilities

Financial liabilities including trade and other payables, and borrowings are initially measured at fair value, net of transaction costs, and are subsequently measured at amortized cost, using the effective interest method, with interest expense recognized on an effective yield basis, except for short-term payables when the recognition of interest would be immaterial.

Interest-bearing loans are initially recognized at fair value, and are subsequently measured at amortized cost, using the effective interest method.

Derecognition of financial liabilities

The Company derecognizes financial liabilities when, and only when, the Company’s obligations are discharged, cancelled or they expire. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

REVENUE RECOGNITION

Revenue is recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. The Company uses a five-step approach to recognize revenue:

•        Step 1: Identify the contract(s) with a client

•        Step 2: Identify the performance obligations in the contract

•        Step 3: Determine the transaction price

•        Step 4: Allocate the transaction price to the performance obligations in the contract

•        Step 5: Recognize revenue when (or as) the Company satisfies a performance obligation

The Company recognizes revenue when (or as) a performance obligation is satisfied, i.e., when “control” of the services underlying the particular performance obligations is transferred to clients.

PT. MIRAE ASIA PASIFIK
NOTES TO FINANCIAL STATEMENTS

3       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

A performance obligation represents a service (or a bundle of services) that is distinct or a series of distinct services that are substantially the same.

Control is transferred overtime and revenue is recognized overtime by reference to the progress towards complete satisfaction of the relevant performance obligation if one of the following criteria is met:

•        the client simultaneously receives and consumes the benefits provided by the Company’s performance as the Company performs;

•        the Company’s performance creates or enhances an asset that the client controls as the asset is created or enhanced; or

•        the Company’s performance does not create an asset with an alternative use to the Company and the Company has an enforceable right to payment for performance completed to date

Otherwise, revenue is recognized at a point in time when the customer obtains control of the distinct service.

The Company is providing in-house management service in the ladies’ intimates supply chain. The Company recognizes revenue from rendering of services for order management solution and service for samples preparation.

Services for order management solution

The Company recognizes revenue from delivery of its in-house management solutions for the ladies’ intimates supply chain to customers. The company acts as an appointed agent, providing management services from order allocation to CMTP (cut, manufacturing, trimming, and packing) contract manufacturers, logistics arrangements for export of the finished goods to the specified location as instructed by the customer. The service fees are determined based on an agreed percentage of the exported value of the goods on an order-by-order basis. The revenue was recognized overtime as the Company provide above services in daily operating basis, and consideration is evaluates at the end of each month by total exported value.

Service for samples preparation

The company recognizes revenue from the preparation of ladies’ intimates samples in accordance with customers’ specifications. Revenue from sample preparation is recognized at a point in time as the control of goods or services is transferred to the customers at an amount that reflects the consideration to which the company expects to be entitled in exchange.

INTEREST INCOME

Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable.

LEASES

Definition of a lease

A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

For contracts entered into or modified on or after the date of initial application of IFRS 16 or arising from business combinations, the Company assesses whether a contract is or contains a lease based on the definition under IFRS 16 at inception, modification date or acquisition date, as appropriate. Such contract will not be reassessed unless the terms and conditions of the contract are subsequently changed.

PT. MIRAE ASIA PASIFIK
NOTES TO FINANCIAL STATEMENTS

3       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Company as a lessee

Short-term leases and leases of low-value assets

The Company applies the short-term lease recognition exemption to leases of motor vehicles that have a lease term of 12 months or less from the commencement date and do not contain a purchase option. It also applies the recognition exemption for lease of low-value assets. Lease payments on short-term leases and leases of low-value assets are recognized as expense on a straight-line basis or another systematic basis over the lease term.

Right-of-use assets

The cost of right-of-use asset includes:

•        the amount of the initial measurement of the lease liability;

•        any lease payments made at or before the commencement date, less any lease incentives received;

•        any initial direct costs incurred by the Company; and

•        an estimate of costs to be incurred by the Company in dismantling and removing the underlying assets, restoring the site on which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease.

Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities.

Right-of-use assets in which the Company is reasonably certain to obtain ownership of the underlying leased assets at the end of the lease term are depreciated from commencement date to the end of the useful life. Otherwise, right-of-use assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term.

The Company presents right-of-use assets as a separate line item on the statements of financial position.

Refundable rental deposits

Refundable rental deposits paid are accounted under IFRS 9 and initially measured at fair value. Adjustments to fair value at initial recognition are considered as additional lease payments and included in the cost of right-of-use assets.

Lease liabilities

At the commencement date of a lease, the Company recognizes and measures the lease liability at the present value of lease payments that are unpaid at that date. In calculating the present value of lease payments, the Company uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable.

The lease payments include:

•        fixed payments (including in-substance fixed payments) less any lease incentives receivable;

•        variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

•        amounts expected to be payable by the Company under residual value guarantees;

•        the exercise price of a purchase option if the Company is reasonably certain to exercise the option; and

•        payments of penalties for terminating a lease, if the lease term reflects the Company exercising an option to terminate the lease.

PT. MIRAE ASIA PASIFIK
NOTES TO FINANCIAL STATEMENTS

3       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

After the commencement date, lease liabilities are adjusted by interest accretion and lease payments.

The Company remeasures lease liabilities (and makes a corresponding adjustment to the related right-of-use assets) whenever:

•        the lease term has changed or there is a change in the assessment of exercise of a purchase option, in which case the related lease liability is remeasured by discounting the revised lease payments using a revised discount rate at the date of reassessment.

•        the lease payments change due to changes in market rental rates following a market rent review/expected payment under a guaranteed residual value, in which cases the related lease liability is remeasured by discounting the revised lease payments using the initial discount rate.

The Company presents lease liabilities as a separate line item on the statements of financial position.

TAXATION

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit/(loss) before tax because of income or expense that are taxable or deductible in other years and items that are never taxable or deductible. The Company’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. Such deferred tax assets and liabilities are not recognized if the temporary difference arises from the initial recognition (other than in a business combination) of assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit. In addition, deferred tax liabilities are not recognized if the temporary difference arises from the initial recognition of goodwill.

The carrying amount of deferred tax assets Is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset is realized, based on tax rate (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied to the same taxable entity by the same taxation authority.

Current and deferred tax are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case, the current and deferred tax are also recognized in other comprehensive income or directly in equity respectively. Where current tax or deferred tax arises from the initial accounting for a business combination, the tax effect is included in the accounting for the business combination.

PT. MIRAE ASIA PASIFIK
NOTES TO FINANCIAL STATEMENTS

3       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

EMPLOYEE BENEFITS

Employee benefits are recognized as an expense, unless the cost qualifies to be capitalized as an asset.

(a)    Defined contribution plans

Defined contribution plans are post-employment benefit plans under which the Company pays fixed contributions into separate entities such as the Central Provident Fund on a mandatory, contractual or voluntary basis. The Company has no further payment obligations once the contributions have been paid.

(b)    Employee leave entitlement

Employee entitlements to annual leave are recognized when they accrue to employees. A provision is made for the estimated liability for annual leave as a result of services rendered by employees up to the balance sheet date.

(c)     Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid under short-term cash bonus or profit — sharing plans if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably

CASH AND CASH EQUIVALENTS

For the purpose of presentation in the statements of cash flows, cash and cash equivalents include cash on hand, deposits with financial institutions which are subject to an insignificant risk of change in value.

SHARE CAPITAL

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new ordinary shares are deducted against the share capital account.

RESERVES

Retained earnings

Retained earnings comprise the cumulative net profits recognized in the Company’s statements of profit or loss.

RELATED PARTIES

A person, or a close member of that person’s family, is related to the Company if that person:

•        has control or joint control over the Company;

•        has significant influence over the Company; or

•        is a member of the key management personnel of the Company or the Company’s parent.

An entity is related to the Company if any of the following conditions applies:

•        The entity and the Company are members of the same group (which means that each parent, subsidiary and fellow subsidiary is related to the others).

•        One entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of the Company of which the other entity is a member).

PT. MIRAE ASIA PASIFIK
NOTES TO FINANCIAL STATEMENTS

3       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

•        Both entities are joint ventures of the same third party.

•        One entity is a joint venture of a third entity and the other entity is an associate of the third entity.

•        The entity is a post-employment benefit plan for the benefit of employees of either the Company or an entity related to the Company.

•        The entity is controlled or jointly controlled by a person identified in (a).

•        A person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

•        The entity, or any member of entity’s group which it is a part, provides key management personnel services to the Company or to the Company’s parent. Close members of the family of a person are those family members who may be expected to influence, or be influenced by, that person in their dealings with the entity.

EARNINGS PER SHARE

The Company presents basic and diluted earnings per share data for its ordinary shares. Basic earnings per share is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted-average number of ordinary shares outstanding during the year, adjusted for own shares held, if any. Diluted earnings per share is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted-average number of ordinary shares outstanding, adjusted for own shares held, if any, for the effects of all dilutive potential ordinary shares.

4       PROPERTY, PLANT AND EQUIPMENT

	Motor vehicle	Furniture and fittings	Machinery and equipment	Computer equipment	Total
	IDR’000	IDR’000	IDR’000	IDR’000	IDR’000
Cost
As at April 1, 2022	1,686,962	302,608	550,475	1,080,783	3,620,828
Additions	—	52,575	25,100	62,620	140,295
As at March 31, 2023	1,686,962	355,183	575,575	1,143,403	3,761,123
Additions	—	232,549	411,228	247,085	890,862
As at March 31, 2024	1,686,962	587,732	986,803	1,390,488	4,651,985

Accumulated depreciation
As at April 1, 2022	(902,904)	(189,285)	(268,130)	(749,686)	(2,110,005)
Depreciation charge	(211,156)	(63,716)	(70,816)	(150,255)	(495,943)
As at March 31, 2023	(1,114,060)	(253,001)	(338,946)	(899,941)	(2,605,948)
Depreciation charge	(210,585)	(72,471)	(104,287)	(142,936)	(530,279)
As at March 31, 2024	(1,324,645)	(325,472)	(443,233)	(1,042,877)	(3,136,227)

Carrying amount
As at March 31, 2023	572,902	102,182	236,629	243,462	1,155,175
As at March 31, 2024	362,317	262,260	543,570	347,611	1,515,758
As at March 31, 2024 (USD)	22,855	16,543	34,288	21,927	95,613

PT. MIRAE ASIA PASIFIK
NOTES TO FINANCIAL STATEMENTS

5       RIGHT-OF-USE ASSETS

	Motor vehicle	Office premises	Total
	IDR’000	IDR’000	IDR’000
Cost
As at April 1, 2022	372,664	13,399,723	13,772,387
Additions	—	—	—
As at March 31, 2023	372,664	13,399,723	13,772,387
Additions	—	—	—
Derecognition upon expiry of lease tenure	—	(13,399,723)	(13,399,723)
As at March 31, 2024	372,664	—	372,664

Accumulated depreciation
As at April 1, 2022	15,529	8,263,163	8,278,692
Depreciation charge	46,583	2,679,944	2,726,527
As at March 31, 2023	62,112	10,943,107	11,005,219
Depreciation charge	46,583	2,456,616	2,503,199
Derecognition upon expiry of lease tenure	—	(13,399,723)	(13,399,723)
As at March 31, 2024	108,695	—	108,695
	Motor vehicle	Office premises	Total
	IDR’000	IDR’000	IDR’000
Carrying amount
As at March 31, 2023	310,552	2,456,616	2,767,168
As at March 31, 2024	263,969	—	263,969
As at March 31, 2024 (USD)	16,651	—	16,651

The right-of-use assets represent non-cancellable operating lease agreements entered into by the Company for the use of motor vehicle and office premises. Lease agreement for rent of office premises are entered into with Salim Podiono, who is the shareholder and Commissioner of the Company. The principal depreciation period are as follows:

Office premises (Note 20)	over the lease period of 5 years
Motor vehicle	over the lease period of 2 years

Subsequent to the end of the reporting period, the company has renewed the rent lease for a period of 5 years.

6       TRADE RECEIVABLES

	2023	2024	2024
	IDR’000	IDR’000	USD
Trade receivables – related company	13,414,201	4,574,560	288,561

Information of financial risks of the amount due from a related company were disclosed in Note 22 to the financial statements.

PT. MIRAE ASIA PASIFIK
NOTES TO FINANCIAL STATEMENTS

7       OTHER RECEIVABLES

	2023	2024	2024
	IDR’000	IDR’000	USD
Deposits – third parties	10,700	1,114,836	70,323
Prepayments – third parties(a)	363,490	619,410	39,073
Prepayments – related parties	—	1,125,000	70,964
Other receivables – third parties(b)	217,240	485,959	30,654
Other receivables – related parties	29,976	—	—
	621,406	3,345,205	211,014

Prepayments from third parties consist mainly of the prepaid work permit, web domain and prepaid insurances.

Other receivables from third parties consist mainly of advances to employees. The Company expected to be offset with the staff salaries in the next 12 months.

Information of financial risks of the other receivables were disclosed in Note 22 to the financial statements.

8       AMOUNTS DUE FROM SHAREHOLDER

Amounts due from shareholders represent unsecured advances, which are non-interest bearing and repayable within the next twelve (12) months.

Information of financial risks of the amounts due from shareholders were disclosed in Note 22 to the financial statements.

9       CASH AND CASH EQUIVALENTS

	2023	2024	2024
	IDR’000	IDR’000	USD
Cash and bank balances	2,010,851	6,262,287	395,022

The above balances that are not denominated in the functional currency are as follows:

	2023	2024	2024
	IDR’000	IDR’000	USD
United States Dollar	1,281,365	5,617,702	354,362

10     OTHER PAYABLES

	2023	2024	2024
	IDR’000	IDR’000	USD
Other payables and accruals	290,926	1,168,484	73,707
Other tax payable	209,398	480,163	30,288
VAT payable	471,837	448,544	28,295
Total other payables	972,161	2,097,191	132,290

Other payables and accruals consist mainly of accrued courier charges.

Information of financial risks of the other payables were disclosed in Note 22 to the financial statements.

PT. MIRAE ASIA PASIFIK
NOTES TO FINANCIAL STATEMENTS

11     LEASE LIABILITIES

	2023	2024	2024
	IDR’000	IDR’000	USD
Maturity analysis
Year 1	3,412,192	—	—
Year 2	—	—	—
	3,412,192	—	—
Less: Future interest expense	(133,929)	—	—
	3,278,263	—	—

Analyzed as:
Current	3,278,264	—	—
Non-current	—	—	—
	3,278,264	—	—

The Company leases office premises for the purpose of its operations for management and leases a motor vehicle for lease terms of 5 years and 2 years respectively.

There is no extension options for lease of office premise. The Company will renegotiate with the landlord upon expiration of the rental agreement.

The movements of lease liabilities during the financial year are as follows:

	2023	2024	2024
	IDR’000	IDR’000	USD
As at 1 April	6,262,403	3,278,264	195,915
Interest charged for the year	465,128	133,928	8,448
Additions	—	—	—
Exchange differences	128,425	(172,425)	—
Payments of:
– Principal	(3,112,564)	(3,105,839)	(195,915)
– Interest expense	(465,128)	(133,928)	(8,448)
As at 31 March	3,278,264	—	—

The Company determines the lease term of a lease as the non-cancellable period of the lease. Any differences in expectations from the original estimates would impact the carrying amounts of the lease liabilities of the Company. The lease payments are discounted using the annual incremental borrowing rates of the Company ranging from 6.95% to 10.40% (2023: 6.95% to 10.40%).

Expenses relating to leases of low-value assets and short-term leases (included in other expenses) are as follows:

	2023	2024	2024
	IDR’000	IDR’000	USD
Rental expenses on:
Equipment	21,807	29,786	1,879
Premises	2,705,208	3,084,366	194,560
As at 31 March	2,727,015	3,114,152	196,439

The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have lease terms of 12 months or less and leases of low value leases. Lease payments relating to these leases are expensed to statements of income on a straight-line basis over the lease term.

Subsequent to the end of the reporting period, the company has renewed the rent lease for a period of 5 years.

PT. MIRAE ASIA PASIFIK
NOTES TO FINANCIAL STATEMENTS

12     SHARE CAPITAL

	2023	2024	2024
	IDR’000	IDR’000	USD
Paid up capital:
10,000 ordinary shares at beginning and end of year	10,000,000	10,000,000	630,795

As of 31 March 2024, the company has authorized 10,000 ordinary shares at IDR1,000,000. The paid up ordinary shares has no par value and carry one vote per share and carry a right to dividends as and when declared by the Company.

13     REVENUE

	2023	2024	2024
	IDR’000	IDR’000	USD
Recognized upon time:
Service for samples preparation	174,380	241,534	15,236
Recognized over time:
Services for order management solution	48,331,693	51,094,748	3,223,033
	48,506,073	51,336,282	3,238,269

14     OTHER INCOME

	2023	2024	2024
	IDR’000	IDR’000	USD
Bank interest income	2,303	1,915	121
Gain from disposal of property, plant and equipment	4,140	—	—
	6,443	1,915	121

15     EMPLOYEE BENEFIT EXPENSES

	2023	2024	2024
	IDR’000	IDR’000	USD
Wages and salaries	17,372,902	16,771,556	1,057,942
Bonus	1,466,785	3,233,867	203,991
Post employment benefit	5,340,008	8,094,037	510,568
Allowances	5,513,266	1,997,202	125,983
Severance pay	1,338,591	1,531,249	96,590
Others	324,547	486,722	30,702
	31,356,099	32,114,633	2,025,776

PT. MIRAE ASIA PASIFIK
NOTES TO FINANCIAL STATEMENTS

16     OTHER EXPENSES

Included within other expenses are the following expenses:

	2023	2024	2024
	IDR’000	IDR’000	USD
Travelling	559,718	576,426	36,361
Stationery	71,990	108,012	6,813
Courier charges	2,137,553	2,312,824	145,892
Utilities	574,082	690,557	43,560
Entertainment	174,222	401,534	25,329
Repair and Maintenance	91,251	123,816	7,810
Rental expense on premises	2,705,208	3,084,366	194,560
Rental expense on equipment	21,807	29,786	1,879
Expatriate licensing fees	68,718	68,930	4,348
Insurance	1,141,161	1,273,182	80,312
Professional fees	48,750	510,884	32,226
Motor vehicle expense	227,859	283,049	17,855
Catering fees	1,357,090	1,470,837	92,780
Lab test fees	271,655	431,149	27,197
License fee	—	375,000	23,655
Transportations	55,362	100,514	6,340
General and administrative expense	790,837	886,799	55,939
Other tax expense	8,973	35,280	2,225
Exchange gain	(576,390)	(217,147)	(13,698)
Bank charges	20,973	28,754	1,814
	9,750,819	12,574,552	793,197

17     FINANCE COSTS

	2023	2024	2024
	IDR’000	IDR’000	USD
Interest expense on:
– lease liabilities	465,128	133,928	8,448

18     INCOME TAX EXPENSES

	2023	2024	2024
	IDR’000	IDR’000	USD
Current tax expense based on profit for the financial year	918,544	1,281,845	80,858

Tax expense is calculated at the rate prevailing in the respective jurisdictions of the Company’s operations.

The numerical reconciliations between the tax expense and the product of accounting profit multiplied by the applicable tax rates of the Company are as follows:

	2023	2024	2024
	IDR’000	IDR’000	USD
Profit before income taxes	3,718,000	3,481,606	219,618
Tax at tax rate of 22%	817,960	765,953	48,316
Tax effects in respect of:
Non-deductible expenses	101,091	516,313	32,569
Non-taxable income	(507)	(421)	(27)
	918,544	1,281,845	80,858

PT. MIRAE ASIA PASIFIK
NOTES TO FINANCIAL STATEMENTS

19     EARNINGS PER SHARE

(a)     Basic

Basic earnings per ordinary share for the financial year ended are calculated by dividing earnings for the financial year attributable to owners of the Company by the weighted average number of ordinary shares outstanding during the financial year.

	2023	2024	2024
	IDR’000	IDR’000	USD
Profit for the financial year attributable to the owners of the Company	2,799,456	2,199,761	138,760
Weighted average number of ordinary shares in issue	10,000	10,000	10,000
Basic earnings per ordinary share	279.9	220.0	13.9

(b)    Diluted

Diluted earnings per ordinary share equals basic earnings per ordinary share as there is no dilutive potential ordinary shares outstanding during the financial year.

20     RELATED PARTY TRANSACTIONS

Nature of relationships with related parties:

Name	Relationship with the Company
Bra Pro Limited	Common shareholder through Mr. Salim Podiono and Mr. Nursalim Podiono
PT FGX Indonesia	Common shareholder through Mr. Nursalim Podiono
PT Sinar Klaten Makmur	Common shareholder through Mr. Nursalim Podiono
PT Diana Mode Indonesia	A company Mr. Salim Podiono and Mr. Nursalim Podiono are Directors and has an equity interest
PT Gunung Mas International	A company Mr. Salim Podiono and Mr. Nursalim Podiono are Directors and has an equity interest
Mr. Salim Podiono	Commissioner and shareholder
Mr. Nursalim Podiono	Shareholder

Related party transactions:

The related parties had transactions for the years ended March 31, 2023 and 2024 consist of the following:

Name	Nature	Description	2023	2024	2024
			IDR’000	IDR’000	USD
Salim Podiono(a)	Trade	Rental and management service expenses	2,040,000	5,703,803	359,793
PT Gunung Mas International(b)	Non-Trade	License fee for Diana	—	375,000	23,655
Bra Pro Limited(d)	Trade	Commission income and sample income	—	51,144,617	3,226,179
Bra Pro Limited(d)	Non-Trade	Service expenses	—	2,164,142	136,513

____________

(a)      Salim Podiono

On March 29, 2019, the Company entered into a lease agreement with Salim Podiono to rent the company office at Jalan Jembatan Tiga Barat Blok B, No.7 (Komplex Pergudangan Bimoli) Penjaringan, Jakarta Utara 14450 from Mr. Salim for a monthly rental of IDR301,240 thousands (US$20,000) per month. Also Mr. Salim charged the Company management service fees of IDR510,000 thousand per quarter. The Right-of-Use Asset details reference to note 5 and the Lease liabilities details reference to note 11. The nature of the lease is disclosed in “Business — Real Property”.

PT. MIRAE ASIA PASIFIK
NOTES TO FINANCIAL STATEMENTS

20     RELATED PARTY TRANSACTIONS (cont.)

(b)      PT Gunung Mas International

On October 11, 2023, MAP entered into a trademark license agreement with PT Gunung Mas International to use the trademark of DIANA within and outside Indonesia. The trademark license agreement is effective from January 1, 2024 to December 31, 2025. During this period, MAP is obligated to pay a minimum license fee to PT Gunung Mas International. The minimum amount is set at USD100,000 or IDR1,500,000,000 per annum or 5% of turnover/profit (whichever is higher).

(c)      PT Diana Mode Indonesia

Subsequently, PT Gunung Mas International transferred the licensing right to PT Diana Mode Indonesia. On 4 April 2024, MAP entered into a trademark license agreement with PT Diana Mode Indonesia to use the trademark of DIANA within and outside Indonesia. The trademark license agreement is effective from 1 April 2024 to 1 April 2034. During this period, MAP is obligated to pay a minimum royalty to PT Diana Mode Indonesia. The minimum amount is set at USD100,000 or IDR1,500,000,000 per annum or 5% of turnover/profit (whichever is higher).

(d)      Bra Pro Limited

The Company generated revenue from Bra Pro Limited as contract manufacturer on order by order basis to complete orders received from customers. Contract manufacturers charges to produce ladies’ undergarments based on CMTP (Cutting Manufacturing, Trimming and Packaging) pre-determined rate.

The balances with related parties as at March 31, 2023 and 2024 are as follows:

	Nature of transactions	2023	2024	2024
		IDR’000	IDR’000	USD
Amounts due from related parties

Bra Pro Limited	Trade	—	4,574,560	288,561
PT FGX Indonesia	Non-trade	—	—	—
PT Sinar Klaten Makmur	Non-trade	29,976	—	—
PT Gunung Mas International	Non-trade	—	1,125,000	70,964

Amounts due from shareholders

Salim Podiono	Non-trade	7,726,588	—	—
Nusalim Podiono	Non-trade	—	—	—

Compensation of key management personnel

Key management personnel are those persons having the authority and responsibility for planning, directing and controlling the activities of the Company, directly and indirectly, including any Director (whether executive or otherwise) of the Company.

The remuneration of the Directors and Commissioner of the Company during the financial year were as follows:

	2023	2024	2024
	IDR’000	IDR’000	USD
Salary and wages	1,127,857	1,148,400	72,441
Bonus	39,600	—	—
Allowance	89,310	111,910	7,059
	1,256,767	1,260,310	79,500

PT. MIRAE ASIA PASIFIK
NOTES TO FINANCIAL STATEMENTS

21     FINANCIAL INSTRUMENTS

Categories of financial instruments

The following table sets out the financial instruments as at the end of the reporting period:

	2023	2024	2024
	IDR’000	IDR’000	USD
Financial assets

Financial assets at amortized cost
Other receivables, net prepayment	257,916	1,600,796	100,977
Amount due from shareholders	7,726,588	—	—
Trade receivables – related company	13,414,201	4,574,560	288,561
Cash and cash equivalents	2,010,851	6,262,287	395,022
	23,409,556	12,437,643	784,560
	2023	2024	2024
	IDR’000	IDR’000	USD
Financial liabilities

Financial liabilities at amortized cost
Other payables	972,161	2,097,191	132,290
Lease liabilities	3,278,264	—	—
	4,250,425	2,097,191	132,290

(a)     Methods and assumptions used to estimate fair value

The carrying amounts of financial assets and financial liabilities, such as other receivables, amounts due from shareholders, amount due from a related company and other payables are reasonable approximation of fair value due to their short-term nature.

22     CAPITAL AND FINANCIAL RISK MANAGEMENT

Capital management

The capital structure of the Company mainly comprises share capital and retained profit. The primary objective of the Company’s capital management is to ensure that it maintains a strong credit rating and healthy capital ratios to support its business and meet obligations when they fall due.

The Company manages its capital structure and makes adjustments in light of changes in economic conditions. The management considers the cost of capital and the risk associated with each class of capital. The Company may adjust dividend payments to shareholders, return capital to shareholders, or issue new shares. No changes were made to the objectives, policies, or processes during the financial years ending March 31, 2023, and March 31, 2024.

The Company is not subject to any other externally imposed capital requirements.

As of date of this report, the management has reviewed and concluded that there are no material uncertainties related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern.

(c)     Financial risk management

The financial risk management objective of the Company is to optimise value creation for shareholders whilst minimising the potential adverse impact arising from liquidity and cash flow risk, interest rate risk, credit risk and foreign currency risk.

PT. MIRAE ASIA PASIFIK
NOTES TO FINANCIAL STATEMENTS

22     CAPITAL AND FINANCIAL RISK MANAGEMENT (cont.)

The Directors of the Company review and agree policies and procedures for the management of these risks, which are executed by the management of the Company. It is, and has been the policy of the Company, throughout the current and previous financial year that no derivatives shall be undertaken.

The following sections provide details regarding the exposure of the Company to the above mentioned financial risks and the objectives, policies and processes for the management of these risks.

(i)     Credit risk management

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Company. The Company’s credit risk is primarily attributable to its cash and cash equivalents, other receivables, amount due from shareholders and trade receivables.

Concentrations

As at March 31, 2023 and 2024, 100% of the Company’s trade receivables were due from a related company. In order to minimize the credit risk, the management of the Company has delegated a team responsible for determination of credit limits and credit approvals.

Concentration of Revenue by Customers

For the years ended March 31, 2023 and 2024, the Company have two customers. Approximately 41% or IDR 19,696,452 thousands and 5% or IDR 2,384,422 thousand revenue to customer A for fiscal year 2023 and 2024; approximately 59% or IDR 28,635,242 thousands (USD 1,901,158) and 95% or IDR 48,951,860 thousands (USD 3,087,861) for customer B, respectively.

Cash and cash equivalents are placed with credit-worthy financial institutions with high credit ratings assigned by international credit-rating agencies and therefore credit risk is limited. The Company has adopted procedures in extending credit terms to customers and monitoring its credit risk. Credit evaluations are performed on customers requiring credit over a certain amount. Before accepting any new customer, the Company carries out research on the credit risk of the new customer and assesses the potential customer’s credit quality and defines credit limits by customer. Limits attributed to customers are reviewed when necessary.

The Company’s current credit risk grading framework comprises the following categories:

Category	Description	Basis of recognizing ECL
Low risk	The counterparty has a low risk of default and does not have any past-due amounts.	12-month ECL
Doubtful	There have been significant increases in credit risk since initial recognition through information developed internally or external resources.	Lifetime ECL – not credit-impaired
In default	There is evidence indicating the asset is credit-impaired.	Lifetime ECL – credit-impaired
Write-off	There is evidence indicating that the debtor is in severe financial difficulty and the Company has no realistic prospect of recovery.	Amount is written off

Impairment for trade receivables that do not contain a significant financing component are recognized based on the simplified approach within IFRS 9 using the lifetime expected credit losses.

PT. MIRAE ASIA PASIFIK
NOTES TO FINANCIAL STATEMENTS

22     CAPITAL AND FINANCIAL RISK MANAGEMENT (cont.)

The table below details the credit quality of the Company’s financial assets as well as maximum exposure to credit risk by credit risk rating grades:

Financial assets at amortized cost	12-month or lifetime ECL	Gross carrying amount	Loss allowance	Net carrying amount
		IDR’000	IDR’000	IDR’000
2023
Other receivables	12-month ECL	621,406	—	621,406
Amounts due from shareholders	12-month ECL	7,726,588	—	7,726,588
Trade receivables	12-month ECL	13,414,201	—	13,414,201
		21,762,195	—	21,762,195
Financial assets at amortized cost	12-month or lifetime ECL	Gross carrying amount	Loss allowance	Net carrying amount
		IDR’000	IDR’000	IDR’000
2024
Other receivables	12-month ECL	3,345,205	—	3,345,205
Trade receivables	12-month ECL	4,574,560	—	4,574,560
		7,919,765	—	7,919,765
Financial assets at amortized cost	12-month or lifetime ECL	Gross carrying amount	Loss allowance	Net carrying amount
		USD	USD	USD
2024
Other receivables	12-month ECL	211,014	—	211,014
Trade receivables	12-month ECL	288,561	—	288,561
		499,575	—	499,575

No expected credit losses were recognized as the amounts were negligible.

At the end of the reporting period, the maximum exposure to credit risk of the Company is represented by the carrying amount of each class of financial assets recognized in the statements of financial position.

(ii)    Liquidity risk management

In the management of the liquidity risk, the Company monitors and maintains a level of cash and cash equivalents deemed adequate by management to finance its operations and mitigate the effects of fluctuations in cash flows.

The following table details the Company’s contractual maturity for its non-derivative financial liabilities. The table has been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Company can be required to pay.

PT. MIRAE ASIA PASIFIK
NOTES TO FINANCIAL STATEMENTS

22     CAPITAL AND FINANCIAL RISK MANAGEMENT (cont.)

	On demand or within 1 year	Over 1 year	Total undiscounted cash flow	Total carrying amount
	IDR’000	IDR’000	IDR’000	IDR’000
2023
Other payables	972,161	—	972,161	972,161
Lease liabilities	3,278,264	—	3,278,264	3,278,264
	On demand or within 1 year	Over 1 year	Total undiscounted cash flow	Total carrying amount
	IDR’000	IDR’000	IDR’000	IDR’000
2024
Other payables	2,097,191	—	2,097,191	2,097,191
	On demand or within 1 year	Over 1 year	Total undiscounted cash flow	Total carrying amount
	USD	USD	USD	USD
2024
Other payables	132,290	—	132,290	132,290

(iii)   Foreign currency risk management

The Company also transacts business in foreign currencies other than its functional currencies, as further disclosed below, and is therefore exposed to foreign exchange risk.

The currency exposure of financial assets and financial liabilities denominated in currencies other than the Company’s functional currencies are as follows:

	Assets			Liabilities
	2023	2024	2024	2023	2024	2024
	IDR’000	IDR’000	USD	IDR’000	IDR’000	USD
United States Dollar	1,281,365	5,617,702	354,362	—	—	—

Foreign currency sensitivity

The following table details the sensitivity to a 5% increase and decrease in the related foreign currencies against the functional currency (“IDR”) with all the other variables held constant. 5% is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the possible change in foreign exchange rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and adjusts their translation at the period end for a 5% change in foreign currency rates.

	2023	2024	2024
	IDR’000	IDR’000	USD
United States Dollar	64,068	280,885	17,718

PT. MIRAE ASIA PASIFIK
NOTES TO FINANCIAL STATEMENTS

23     RECONCILIATIONS OF LIABILITIES ARISING FROM FINANCING ACTIVITIES

	Lease liabilities
	2023	2024	2024
	IDR’000	IDR’000	USD
As at 1 April	6,262,403	3,278,264	195,915

Cash flows:
– Payments of lease liabilities	(3,112,564)	(3,105,839)	(195,915)
– Payments of lease interests	(465,128)	(133,928)	(8,448)

Non-cash flows:
– Additions	—	—	—
– Interest expense	465,128	133,928	8,448
– Exchange differences	128,425	(172,425)	—
As at 31 March	3,278,264	—	—

24     SEGMENTS OPERATIONS

An operation segment is a component of an entity that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity whose operating results are reported to the Company’s chief operating decision maker (“CODM”) for the purpose of resource allocation and performance assessment. Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. The Company’s operates in a single business segment which is the business of providing management services for ladies’ intimates supply chain solution services. No operating segments have been aggregated to form the reportable operating segment.

No geographical segment information presented as group’s operations are conducted predominantly in Indonesia.

25     EVENTS DURING AND SUBSEQUENT TO THE REPORTING PERIOD

For the sake of undertaking a public offering of the BrilliA’s ordinary shares, BrilliA and the Company has performed a series of reorganization transactions include the following:-

On January 24, 2024, the Company has made announcement on newspaper and to its employee that 9,999 (nine thousand nine hundred ninety-nine) shares of the Company will be acquired by BrilliA Singapore from Salim Podiono and Nursalim Podiono. This announcement is made to comply with the requirements under Article 127 Paragraph 2 of Law of the Republic of Indonesia No. 40 of 2007 on Limited Liability Companies (amended). The acquisition of the Company’s shares by BrilliA Singapore from existing shareholders can only be proceed 30 days after the date of announcement made.

On March 7, 2024, BrilliA Singapore has consummated the acquisition of the Company pursuant to a share exchange arrangement in which Messrs. Salim and Nursalim Podiono who has assigned 99.99% of their shares in the Company to BrilliA Singapore, which in turn hold 100% shares of BrilliA Singapore.

On April 30, 2024, BrilliA executed the acquisition of BrilliA Singapore pursuant to a share swap arrangement in which Messrs. Salim and Nursalim Podiono who has assigned 100% of their shares in BrilliA Singapore to BrilliA in exchange for a total of 1,981,982 Class A shares in BrilliA. As a result of the reorganization, the Company became a 99.99% indirectly owned subsidiary of BrilliA through BrilliA Singapore, and Messrs Salim Podiono holds the remaining 0.01% shares of the Company.

BrilliA Inc

2,500,000 Class A Shares

____________________

PROSPECTUS

____________________

A.G.P.

        , 2024

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Cayman Islands’ laws do not prohibit or restrict a company from indemnifying its directors and officers against personal liability for any loss they may incur arising out of the Company’s business, except to the extent such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. The indemnity extends only to liability for their own negligence and breach of duty other than breaches of fiduciary duty and not where there is evidence of dishonesty, willful default or fraud.

Our Amended and Restated Memorandum and Articles of Association provide for indemnification of each of our officers and Directors against any liability incurred by that Director or officer as a result of any act or failure to act in carrying out their functions other than such liability (if any) that the Director or officer may incur by their own actual fraud or willful default.

The service agreements of our Directors and senior Executive Officers with [•] provide such persons additional indemnification beyond that provided in our Amended and Restated Articles of Association. These provisions will require us to indemnify these individuals to the fullest extent permitted under Cayman Islands law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified, subject to our Company reserving its rights to recover the full amount of such advances in the event that he or she is subsequently found to have been negligent or otherwise have breached his or her trust or fiduciary duties to our Company or to be in default thereof, or where the Cayman Islands courts have declined to grant relief.

The form of underwriting agreement to be filed as Exhibit 1.1 to this registration statement will also provide for indemnification of us and our officers and Directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to Directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7. RECENT SALES OF UNREGISTERED SECURITIES

During the past three years, we have issued and sold the following securities without registering such securities under the Securities Act. We believe that each of the following issuances was exempt from registration under the Securities Act pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. No underwriter was involved in these issuances of securities.

Class A Shares

Pursuant to a group reorganization completed on April 30, 2024, the Registrant issued an aggregate of 20,000,000 Class A Shares, par value US$0.0001, in exchange for 99.99% equity interest of Bra Pro and 100% equity interest of BrilliA Singapore:

Securities/Purchaser	Date of Sale or Issuance	Number of Securities
Salim Podiono	April 30, 2024	12,619,285
Nursalim Podiono	April 30, 2024	2,093,987
Shim Siang Fan	April 30, 2024	3,164,967
Kendrew Hartanto	April 30, 2024	2,121,761

Pursuant to a forward split of our Class A Shares and Class B Shares at a ratio of 1-for-2 and a surrender of 17,500,000 Class A Shares and 4,375,000 Class B Shares, there are currently 22,500,000 issued and outstanding Class A Shares and 5,625,000 issued and outstanding Class B Shares.

The total number of Class A Shares will be 25,000,000 upon completion of initial public offering of 2,500,000 Class A Shares.

ITEM 8. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)     Exhibits

See “Exhibit Index” beginning on page II-7 of this registration statement.

(b)    Financial Statement Schedules

All supplement schedules are omitted because of the absence of conditions under which they are required or because the data is shown in the financial statements or notes thereto.

ITEM 9. UNDERTAKINGS

(a)     The undersigned registrant hereby undertakes:

(1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)     To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)    To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or mid point of the estimated firm commitment offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)   To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement.

(2)    That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)    That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)     If the registrant is relying on Rule 430B (§230.430B of this chapter):

(A)    Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)    Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii)    If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)    That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)     Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)    Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)   The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)   Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6)    To file a post-effective amendment to the registration statement to include any financial statements required by item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided, that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

(7)    For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(8)    For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b)    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in such Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Indonesia, on [--], 2024.

BRILLIA INC
By:	/s/ Mr. Kendrew Hartanto
Name:	Mr. Kendrew Hartanto
Title:	Chief Executive Officer (Principal Executive Officer)
By:	/s/ Mr. Koh Wang Seng Philip
Name:	Mr. Koh Wang Seng Philip
Title:	Chief Financial Officer (Principal Financial Officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Mr. Kendrew Hartanto and Mr. Salim Podiono, each acting singly as an attorney-in-fact with full power of substitution, for him or her in any and all capacities, to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act of 1933, as amended (the “Securities Act”), and any rules, regulations and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of Class A Shares of the registrant (the “Shares”), including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1 (the “Registration Statement”) to be filed with the Securities and Exchange Commission with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Date:
Mr. Kendrew Hartanto Chief Executive Officer (principal executive officer)
Date:
Mr. Salim Podiono Executive Director and Chairman of the board of directors
Date:
Mr. Koh Wah Seng Philip Chief Financial Officer (principal financial officer)

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT

Pursuant to the Securities Act, the undersigned, the duly authorized representative in the United States of America, has signed this registration statement or amendment thereto in New York, New York, United States of America on [--].

AUTHORIZED U.S. REPRESENTATIVE Cogency Global Inc.
By:
Name:	Colleen A. De Vries
Title:	Senior Vice President on behalf of Cogency Global Global Inc.

EXHIBIT INDEX

Exhibit No.	Description of document
1.1*	Form of Underwriting Agreement
3.1†	Amended and Restated Memorandum of Association and Form of Amended and Restated Articles of Association of the Registrant
4.1*	Form of Underwriters’ Warrant
5.1**	Opinion of Mourant Ozannes (Cayman) LLP regarding the validity of Class A Shares being registered
5.2**	Opinion of Ortoli Rosenstadt LLP regarding the validity of the underwriters’ warrants being registered
8.1**	Opinion of Mourant Ozannes (Cayman) LLP regarding certain Cayman Islands tax matters (included in Exhibit 5.1)
10.1†	Employment Agreement between BrilliA Inc and Mr. Kendrew
10.2†	Employment Agreement between BrilliA Inc and Mr. Koh Wah Seng Philip
10.3†	Independent Director Offer Letter between BrilliA Inc and Mr. Kok Poh Fui
10.4†	Independent Director Offer Letter between BrilliA Inc and Karl-Heinz Barth
10.5†	Independent Director Offer Letter between BrilliA Inc and Gary H. Kronfeld
10.6†	Independent Director Offer Letter between BrilliA Inc and Iming Bahari
10.7†	Director Offer Letter between BrilliA Inc and Mr. Salim
10.8*	BrilliA Share Incentive Plan
10.9†	Bra Pro Material Terms of Purchase Order
10.10†	DIANA Brand Licensing Agreement
10.11*	English Translation of consultant agreement between Kendrew Hartanto and MAP
10.12†	Supply Agreement between Bra Pro and PT Star Alliance Intimates
10.13*	Service Agreement between Bra Pro and SCP International
14.1†	Code of Ethics of the Registrant
14.2†	Insider Trading Policy of the Registrant
14.3†	Clawback Policy of the Registrant
21.1†	List of Subsidiaries of the Registrant
23.1**	Consent of TAAD
23.2**	Consent of Mourant Ozannes (Cayman) LLP (included in Exhibit 5.1)
23.3**	Consent of Mourant Ozannes (BVI) (included in Exhibit 99.2)
23.4**	Consent of ABNR (included in Exhibit 99.1)
23.5†	Consent of Grand View
24.1**	Form of Power of Attorney (included on signature pages)
99.1**	Opinion of ABNR regarding Indonesian legal matters
99.2**	Opinion of Mourant Ozannes (BVI) regarding BVI legal matters
99.3†	Audit Committee Charter
99.4†	Compensation Committee Charter
99.5†	Nomination Committee Charter
99.6†	Consent of Mr. Kok Poh Fui as an independent director nominee
99.7†	Consent of Mr. Karl-Heinz Barth as an independent director nominee
99.8†	Consent of Mr. Gary H. Kronfeld as an independent director nominee
99.9†	Consent of Ms. Iming Bahari as an independent director nominee
99.10†	Request for Waiver and Representation under Item 8.A.4 of Form 20-F
107**	Filing Fee Table

____________

*        Filed herewith

**      To be filed by amendment

†        Previously filed